As Confidentially Submitted to the Securities and Exchange Commission on August 19, 2013

Confidential Submission No. 2

Registration Statement No. 333-

Securities and Exchange Commission

Washington, D.C. 20549

Form S-11

For Registration

Under

The Securities Act of 1933

of Certain Real Estate Companies

New Residential Investment Corp.

(Exact name of registrant as specified in its governing instruments)

1345 Avenue of the Americas,

New York, NY 10105

(212) 798-6100

(Address, including Zip Code, and Telephone Number, including Area Code, of Registrant’s Principal Executive Offices)

Cameron D. MacDougall

Secretary

1345 Avenue of the Americas,

New York, NY 10105

212-479-1522

(Name, Address, including Zip Code, and Telephone Number, including Area Code, of Agent for Service)

Copies to:

Richard B. Aftanas

Joseph A. Coco

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, New York 10036

(212) 735-3000

Approximate date of commencement of proposed sale to the public:

As soon as practicable after the effective date of this registration statement.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If any of the Securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(2)
Common Stock, par value $0.01	$	$

(1)	Estimated solely for the purpose of determining the registration fee in accordance with Rule 457(o) of the Securities Act of 1933, as amended.
(2)	Includes shares to be sold upon exercise of the underwriters’ over-allotment option. See “Underwriting.”

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION, DATED AUGUST 19, 2013

             Shares

New Residential Investment Corp.

Common Stock

We are a newly listed public real estate investment trust (“REIT”) primarily focused on investing in residential mortgage related assets. We are externally managed by an affiliate of Fortress Investment Group (“Fortress”). We were formed as a wholly owned subsidiary of Newcastle Investment Corp. (“Newcastle”) in September 2011 and were spun-off from Newcastle on May 15, 2013.

We are offering                      shares of our common stock as described in this prospectus. Our shares of common stock are listed on the New York Stock Exchange under the symbol “NRZ.” On                 , 2013, the last reported sales price for our common stock on the New York Stock Exchange was $         per share.

We intend to elect and qualify to be taxed as a REIT for U.S. federal income tax purposes commencing with our initial taxable year ending December 31, 2013. To assist us in qualifying as a REIT, among other purposes, stockholders are generally restricted from owning more than 9.8% by value or number of shares, whichever is more restrictive, of our outstanding shares of common stock, or 9.8% by value or number of shares, whichever is more restrictive, of our outstanding shares of capital stock. In addition, our certificate of incorporation contains various other restrictions on the ownership and transfer of our common stock. See “Description of Capital Stock—Restrictions on Ownership and Transfer of Our Capital Stock.”

We are an emerging growth company as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”).

See “Risk Factors” beginning on page 23 for a discussion of the following and other risks:

•	We have a very limited operating history as an independent company and may not be able to successfully operate our business strategy or generate sufficient revenue to make or sustain distributions to our stockholders;

•	We rely heavily on mortgage servicers to achieve our investment objective and have no direct ability to influence their performance;

•	We are subject to significant counterparty concentration and default risks;

•	Many of our investments may be illiquid, and this lack of liquidity could significantly impede our ability to vary our portfolio in response to changes in economic and other conditions or to realize the value at which such investments are carried if we are required to dispose of them;

•	We may not be able to finance our investments on attractive terms or at all, and financing for our excess mortgage servicing rights investments may be particularly difficult or impossible to obtain;

•	Maintenance of our Investment Company Act of 1940 exemption imposes limits on our operations;

•	There are conflicts of interest in our relationship with FIG LLC, our Manager; and

•	Our failure to qualify as a real estate investment trust would result in higher taxes and reduced cash available for distribution to our stockholders.

Neither the Securities and Exchange Commission (“SEC”) nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per share	Total
Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds to us, before expenses	$	$

The underwriters may also purchase up to an additional                      shares of our common stock at the public offering price from us, less the underwriting discounts and commissions payable by us, to cover over-allotments, if any, within 30 days from the date of this prospectus.

The underwriters expect to deliver the shares on or about                 , 2013.

Prospectus dated                 , 2013.

You should rely only on the information contained in this prospectus, any free writing prospectus prepared by us or information to which we have referred you. Neither we nor the underwriters have authorized anyone to provide you with additional information or information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of shares of our common stock.

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Industry Data

Unless otherwise indicated, information contained in this prospectus concerning the mortgage and mortgage servicing industry, including our general expectations and market position and market opportunity, is based on information from various sources (including government and industry publications, surveys, analyses, valuations and forecasts and our internal research), assumptions that we have made (which we believe are reasonable based on those data from such sources and other similar sources) and our knowledge of the markets. The projections, assumptions and estimates of our future performance and the future performance of the mortgage and mortgage servicing industry are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described under “Risk Factors” and elsewhere in this prospectus. These and other factors could cause results to differ materially from those expressed in the estimates included in this prospectus.

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PROSPECTUS SUMMARY

This summary highlights some of the information in this prospectus. It does not contain all of the information that you should consider before investing in our common stock. You should read carefully the more detailed information set forth under “Risk Factors” and the other information included in this prospectus.

Unless the context otherwise requires, any references in this prospectus to “we,” “our,” “us,” “New Residential” and the “Company” refer to New Residential Investment Corp. and its consolidated subsidiaries. Any references in this prospectus to “Newcastle” refer to Newcastle Investment Corp. and its consolidated subsidiaries. Our “Manager” refers to FIG LLC, a Delaware limited liability company, our external manager, and an affiliate of Fortress.

Our Company

New Residential is a newly listed public REIT primarily focused on investing in residential mortgage related assets. We are externally managed by an affiliate of Fortress. We were formed as a wholly owned subsidiary of Newcastle in September 2011 and were spun-off from Newcastle on May 15, 2013, which we refer to as the “separation date” or “distribution date.”

Our goal is to drive strong risk-adjusted returns primarily through investments in residential real estate related investments including, but not limited to, excess mortgage servicing rights (“Excess MSRs”), Agency adjustable rate mortgage (“ARM”) and Non-Agency residential mortgage backed securities (“RMBS”) and residential mortgage loans. We generally target assets that generate significant current cash flows and/or have the potential for meaningful capital appreciation. We aim to generate attractive returns for our stockholders without the excessive use of financial leverage.

Our portfolio is currently composed of investments in Excess MSRs, Agency ARM RMBS, Non-Agency RMBS, residential mortgage loans, consumer loans and cash, as described in more detail under “—Our Portfolio.” A majority of our assets consist of qualifying real estate assets for purposes of Section 3(c)(5)(C) of the Investment Company Act of 1940 (the “1940 Act”), including investments in Agency ARM RMBS.

Our investment guidelines are purposefully broad to enable us to make investments in a wide array of assets, and our asset allocation and target assets may change over time depending on our Manager’s investment decisions in light of prevailing market conditions. For more information about our investment guidelines, see “Business—Investment Guidelines.”

Our Manager

We are managed by FIG LLC, an affiliate of Fortress. We are able to draw upon the long-standing expertise and resources of Fortress, a global investment management firm with $54.6 billion of alternative and traditional assets under management as of June 30, 2013.

We are also able to capitalize on our Manager’s relationship with Nationstar Mortgage LLC (“Nationstar”), which is majority-owned by Fortress funds managed by our Manager, to source investment opportunities. Nationstar (NYSE: NSM) is one of the largest residential loan servicers, according to Inside Mortgage Finance, and it was ranked among the highest quality servicers by Fannie Mae in April 2013. We have developed an innovative strategy for co-investing in Excess MSRs with Nationstar, as described below under “—Market Opportunity and Target Assets—Excess Mortgage Servicing Rights (Excess MSRs).”

Pursuant to the terms of our management agreement with FIG LLC (the “Management Agreement”), our Manager provides a management team and other professionals who are responsible for implementing our business strategy and performing certain services for us, subject to oversight by our board of directors. Our

Manager’s duties include: (1) performing all of our day-to-day functions, (2) determining investment criteria in conjunction with, and subject to the supervision of, our board of directors, (3) sourcing, analyzing and executing on investments and sales, (4) performing investment and liability management duties, including financing and hedging, and (5) performing financial and accounting management. For its services, our Manager is entitled to an annual management fee and incentive compensation, as described below under “—Management Agreement.”

Our Manager also manages our predecessor, Newcastle, a publicly traded REIT that pursues a broad range of real estate related investments. Our management team will not be required to exclusively dedicate their services to us and will provide services for other entities affiliated with our Manager, including, but not limited to, Newcastle.

Market Opportunity and Target Assets

We believe that unfolding developments in the U.S. residential housing market are generating significant investment opportunities. The U.S. residential real estate market is vast: the value of the housing market totaled approximately $19 trillion as of June 2013, including about $10 trillion of outstanding mortgages, according to Inside Mortgage Finance. In the aftermath of the U.S. financial crisis, the residential mortgage industry is undergoing major structural changes that are transforming the way mortgages are originated, owned and serviced. We believe these changes are creating a compelling set of investment opportunities.

We also believe that New Residential is one of only a select number of market participants that have the combination of capital, industry expertise and key business relationships we think are necessary to take advantage of this opportunity. We are focused on the investment opportunities described below, as well as other opportunities that may arise as the residential mortgage market evolves. A majority of our assets, including our Agency ARM RMBS, consist of qualifying real estate assets for purposes of Section 3(c)(5)(C) of the 1940 Act.

For more information about the mortgage industry, see “Business—Mortgage Industry” included elsewhere in this prospectus.

Excess Mortgage Servicing Rights (Excess MSRs)

In our view, the mortgage servicing sector presents a number of compelling investment opportunities. A mortgage servicing right (“MSR”) provides a mortgage servicer with the right to service a pool of mortgages in exchange for a portion of the interest payments made on the underlying mortgages. This amount typically ranges from 25 to 50 basis points (“bps”) times the unpaid principal balance (“UPB”) of the mortgages. Approximately 82% of MSRs were owned by banks as of the first quarter of 2013. We expect this number to decline as banks face pressure to reduce their MSR exposure as a result of heightened capital reserve requirements under Basel III, regulatory scrutiny and a more challenging servicing environment.

As banks sell MSRs, there may be an opportunity for entities such as New Residential to participate through co-investment in the corresponding Excess MSRs. An MSR is made up of two components: a basic fee and an Excess MSR. The basic fee is the amount of compensation for the performance of servicing duties, and the Excess MSR is the amount that exceeds the basic fee. For example, if an MSR is 30 bps and the basic fee is 5 bps, then the Excess MSR is 25 bps. As the owner of an Excess MSR, we are not required to assume any servicing duties, advance obligations or liabilities associated with the portfolios underlying our investment.

There are a number of reasons why we believe Excess MSRs are a compelling investment opportunity:

•

Supply-Demand Imbalance. Since 2010, banks have sold or committed to sell MSRs totaling approximately $1 trillion of the approximately $10 trillion mortgage market. As a result of the regulatory and other pressures facing bank servicers, we believe the volume of MSR sales is likely to be substantial for some period of time. We estimate that MSRs on approximately $400 billion of mortgages are currently for sale, which would require a capital investment of approximately $3 to 4 billion based on current pricing dynamics, and approximately $2 trillion of MSRs could be sold over the next several years. In addition, approximately $1 to 2 trillion of new loans are expected to be created annually according to Inside Mortgage Finance. We believe this creates an opportunity to enter into “flow arrangements,” whereby loan originators agree to sell Excess MSRs on a recurring basis (often monthly or quarterly) on newly originated loans. We believe many non-bank servicers who seek to acquire MSRs and are constrained by capital limitations will continue to sell a portion of the Excess MSR.

•	Attractive Pricing. MSRs are currently being sold at a discount to historical pricing levels. While prices have rebounded from the lows, we believe that prices remain lower than their peak. At current prices, we believe investments in Excess MSRs can generate attractive returns without leverage.

•	Significant Barrier to Entry. Non-servicers, like us, cannot own the basic fee component of an MSR directly and would therefore need to co-invest with a servicer in order to invest in an Excess MSR. The number of strong, scalable non-bank servicers is limited. Moreover, in the case of Excess MSRs on Agency pools, the servicer must be Agency-approved. As a result, non-servicers seeking to invest in Excess MSRs generally face a significant barrier to entering the market, particularly if they do not have a relationship with a quality servicer. We believe our track record of investing in Excess MSRs and our established relationship with Nationstar give us a competitive advantage over other potential investors.

We pioneered investments in Excess MSRs (while we were a wholly owned subsidiary of Newcastle). We believe we remain the most active REIT in the sector. For details about our investments in Excess MSRs, see “—Our Portfolio—Excess MSRs” below.

Residential Mortgage Backed Securities (RMBS)

We invest in both Agency ARM RMBS and Non-Agency RMBS, which we believe complement our Excess MSR investments. RMBS are securities created through the securitization of a pool of residential mortgage loans. As of March 2013, approximately $6 trillion of the $10 trillion of residential mortgages outstanding was securitized, according to Inside Mortgage Finance. Of the securitized mortgages, approximately $5 trillion are Agency RMBS, which are RMBS issued or guaranteed by a U.S. Government agency, such as the Government National Mortgage Association (“Ginnie Mae”), or by a government-sponsored enterprise (“GSE”), such as the Federal National Mortgage Association (“Fannie Mae”) or the Federal Home Loan Mortgage Corporation (“Freddie Mac”). The balance has been securitized by either public or private trusts (“private label securitizations”), and these securities are referred to as Non-Agency RMBS. For more information about the securitization market, see “Business—Mortgage Industry—Overview” included elsewhere in this prospectus.

Agency ARM RMBS generally offer more stable cash flows and historically have been subject to lower credit risk and greater price stability than the other types of residential mortgage investments we target. More information about the types of Agency ARM RMBS in which we may invest is set forth under “Business—Market Opportunity and Target Assets—RMBS.” Details about our existing investments in Agency ARM RMBS are set forth under “—Our Portfolio—Agency ARM RMBS” below.

Since the onset of the financial crisis in 2007, there has been significant volatility in the prices for Non-Agency RMBS. This has resulted from a widespread contraction in capital available for this asset class, deteriorating housing fundamentals, and an increase in forced selling by institutional investors (often in response to rating agency downgrades). While the prices of these assets have started to recover from their lows, we believe a meaningful gap still exists between current prices and the recovery value of many Non-Agency RMBS. Accordingly, we believe there are opportunities to acquire Non-Agency RMBS at attractive risk-adjusted yields, with the potential for meaningful upside if the U.S. economy and housing market continue to strengthen. We believe the value of existing Non-Agency RMBS may also rise if the number of buyers returns to pre-2007 levels. Furthermore, we believe that in many Non-Agency RMBS vehicles there is a meaningful discrepancy between the value of the Non-Agency RMBS and the value of the underlying collateral. We intend to pursue opportunities to structure transactions that would enable us to realize this difference. For details about our investments in Non-Agency RMBS, see “—Our Portfolio—Non-Agency RMBS” below.

Residential Mortgage Loans

We believe there may be attractive opportunities to invest in portfolios of non-performing and other residential mortgage loans. In these investments, we would expect to acquire the loans at a deep discount to their face amount, and we (either independently or with a servicing co-investor) would seek to resolve the loans at a substantially higher valuation. We would seek to improve performance by transferring the servicing to Nationstar or another reputable servicer, which we believe could increase unlevered yields. In addition, we may seek to employ leverage to increase returns, either through traditional financing lines or securitization options.

While a number of portfolios of non-performing residential loans have been sold since the financial crisis, we believe the volume of such sales may increase for a number of reasons. For example, with improved balance sheets, many large banks have more financial flexibility to recognize losses on non-performing assets. The U.S. Department of Housing and Urban Development (“HUD”), which acquires the non-performing loans from Ginnie Mae securitizations, has been increasing the number of portfolio sales. In addition, we believe that residential loan servicers – which have traditionally resorted to loan foreclosure procedures and subsequent property sales to maximize recoveries on non-performing loans – may increase sales of defaulted loans. To the extent any of these dynamics results in a meaningful volume of non-performing loan sales, we believe they may pose attractive investment opportunities for New Residential. For details about our investments in residential mortgage loans, see “—Our Portfolio—Residential Mortgage Loans” below.

Residential Mortgage Servicing Advances

We believe there may be attractive opportunities to invest in servicing advances. Servicing advances are reimbursable cash payments made by a loan servicer to the owner of a loan when the borrower fails to make required payments. Servicing advances typically fall into one of three categories:

•	Principal and Interest Advances: Cash payments made by the servicer to the owner of the mortgage loan to cover scheduled payments of principal and interest on a mortgage loan that have not been paid on a timely basis by the borrower.

•	Escrow Advances (Taxes and Insurance Advances): Cash payments made by the servicer to third parties on behalf of the borrower for real estate taxes and insurance premiums on the property that have not been paid on a timely basis by the borrower.

•	Foreclosure Advances: Cash payments made by the servicer to third parties for the costs and expenses incurred in connection with the foreclosure, preservation and sale of the mortgaged property, including attorneys’ and other professional fees.

Servicing advances are usually reimbursed from amounts received with respect to the related mortgage loan, including payments from the borrower or amounts received from the liquidation of the property securing the loan, which is referred to as “loan level recovery.”

Servicing advances are structured to provide liquidity to mortgage loan securitization trusts. Servicers customarily have the right to cease making servicing advances on a loan if they determine that advances cannot be repaid from the proceeds of the loan or related property.

Servicing advances are typically financed through securitizations or loans structured by third parties such as investment banks. When servicing advances are financed through securitizations, recovery of advances are senior in the payment “waterfall.” In addition, in the event that the loan level recovery is not sufficient to reimburse the servicer in full for servicing advances, most pooling and servicing agreements provide that the servicer is entitled to be reimbursed from collections received with respect to other loans in the same securitized mortgage pool, which is referred to as “pool level recovery.”

We believe there is an evolving market in the financing of servicing advances that could present us with a significant investment opportunity. We may seek to invest in servicing advances by providing financing to servicers through senior, mezzanine or equity positions. The status of investments in servicing advances for purposes of the REIT requirements is uncertain, and therefore our ability to make these kinds of investments may be limited.

Other Investments

We may pursue other types of investments as the market evolves, such as our opportunistic investment in consumer loans in April 2013. See “—Our Portfolio—Consumer Loans” below. Our Manager makes decisions about our investments in accordance with broad investment guidelines adopted by our board of directors. Accordingly, we may, without a stockholder vote, change our target asset classes and acquire a variety of assets that differ from, and are possibly riskier than, our portfolio of target assets. For more information about our investment guidelines, see “Business—Investment Guidelines” included elsewhere in this prospectus.

Our Strengths

Focused Strategy

We pursue an investment strategy focused primarily on attractive opportunities across the residential spectrum. With an approximately $19 trillion housing market undergoing major structural changes, we believe a dedicated strategy presents investors with an opportunity to participate in that restructuring.

Experienced Management Team

Our Manager is an affiliate of Fortress, a leading alternative asset manager with $54.6 billion of assets under management as of June 30, 2013. Residential and other real estate related assets, including those in our portfolio, have been a significant component of the investment strategies of both Fortress and Newcastle. Through our Manager, we have access to Fortress’s extensive and long-standing relationships with major issuers of real estate related securities and the broker-dealers that trade these securities, as well as their banking relationships in the mortgage servicing industry. We believe these relationships, together with Fortress’s infrastructure, provide us access to a pipeline of attractive investment opportunities, many of which may not be available to our competitors. We also believe that the breadth of Fortress’s experience enables us to react nimbly to the changing residential landscape in order to execute on emerging investment opportunities. For instance, in 2012, we obtained a private letter ruling from the Internal Revenue Service that permits us to treat Excess MSRs as qualifying assets that generate qualifying income for purposes of the REIT asset and income tests, which gave us an early advantage for investing in Excess MSRs.

Existing Portfolio of Residential Mortgage Related Assets

Our portfolio is currently composed of investments in Excess MSRs, Agency ARM RMBS, Non-Agency RMBS, residential mortgage loans, consumer loans and cash. We target returns on invested equity that average in the mid-teens. We believe these returns are attainable given the performance of our existing investments to date and based on market dynamics that we believe will foster significant opportunities to invest in additional residential real estate assets at similar returns. For example, our underwriting assumptions projected a weighted average internal rate of return (“IRR”) of 17% for the Excess MSRs we owned as of June 30, 2013, and this portfolio has performed better than our underwriting assumptions. We believe that various market dynamics, including the current low-interest rate environment, a supply-demand imbalance for investments in Excess MSRs, and barriers to entry with respect to this asset class, support our target returns. However, the returns of individual assets, as well as different asset classes, will vary, and there can be no assurance that any of our assets, or our portfolio as a whole, will generate target returns. In addition, our ability to achieve target returns on our Agency ARM and Non-Agency RMBS, and potentially other assets, depends in part on the use of leverage and our ability to quickly deploy the proceeds of any financing at attractive returns. There can be no assurance that we will be able to secure financing on favorable terms, or at all. In addition, there can be no assurance that we will be able to source, or quickly complete, attractive investments for which the proceeds of any such financing could be used.

Relationship with Nationstar

As a result of our Manager’s relationship with Nationstar, which is majority-owned by Fortress funds managed by our Manager, we believe we are uniquely positioned to source opportunities to acquire Excess MSRs. Nationstar (NYSE: NSM) is one of the largest residential loan servicers, according to Inside Mortgage Finance, and it was ranked among the highest quality servicers by Fannie Mae in April 2013. We have developed an innovative strategy for co-investing in Excess MSRs with Nationstar. Given that non-servicers, like us, cannot own the basic fee component of an MSR directly, this strategy creates the opportunity for us to co-invest in Excess MSRs and affords Nationstar the opportunity to invest in MSRs on a “capital light” basis. To date, we have completed several co-investments with Nationstar, as described under “—Our Portfolio—Excess MSRs” below. In addition, we have capitalized on Nationstar’s origination capabilities by entering into a “recapture agreement” in each of our Excess MSR investments to date. Under the recapture agreements, we are generally entitled to a pro rata interest in the Excess MSRs on any initial or subsequent refinancing by Nationstar of a loan in the original portfolio. In other words, we are generally entitled to a pro rata interest in the Excess MSRs on both (i) a loan resulting from a refinancing by Nationstar of a loan in the original portfolio, and (ii) a loan resulting from a refinancing by Nationstar of a previously recaptured loan. We believe this arrangement mitigates our exposure to the prepayment risk associated with Excess MSRs. Furthermore, Nationstar is the master servicer and/or servicer of the vast majority of the loans underlying the Non-Agency RMBS in our portfolio.

Tax Efficient REIT Status

We will elect to be treated as, and expect to operate in conformity with the requirements for qualification and taxation as, a REIT. REIT status will provide us with certain tax advantages compared to some of our competitors. Those advantages include an ability to reduce our corporate-level income taxes by making dividend distributions to our stockholders, and an ability to pass our capital gains through to our stockholders in the form of capital gains dividends. We believe our REIT status will provide us with a significant advantage as compared to other companies or industry participants who do not have a similar tax efficient structure.

Our Portfolio

Our portfolio is currently composed of investments in Excess MSRs, Agency ARM RMBS, Non-Agency RMBS, residential mortgage loans, consumer loans and cash, as described in more detail below. A majority of our assets consist of qualifying real estate assets for purposes of Section 3(c)(5)(C) of the 1940 Act, including investments in Agency ARM RMBS. Over time, we expect to opportunistically adjust our portfolio composition in response to market conditions. Our Manager will make decisions about our investments in accordance with broad investment guidelines adopted by our board of directors. Accordingly, we may, without a stockholder vote, change our target asset classes and acquire a variety of assets that differ from, and are possibly riskier than, our current portfolio of target assets. For more information about our investment guidelines, see “Business—Investment Guidelines” included elsewhere in this prospectus.

Excess MSRs

As of June 30, 2013, we had approximately $153.8 billion UPB of Excess MSRs, of which a portion is held directly and the remainder is held through joint ventures, and we had agreed to invest in approximately $130.1 billion UPB of Excess MSRs that had not yet closed. Subsequent to June 30, 2013, we settled $82.2 billion UPB of the investments that had not yet closed. These investments are described in more detail below.

As of June 30, 2013, our direct investments represented a 65% interest in the Excess MSRs on six pools of mortgage loans with an aggregate UPB of approximately $70.0 billion. As of June 30, 2013, we also owned a 50% interest in equity method investees that own a 67% interest on four pools of mortgage loans with an aggregate UPB of approximately $83.9 billion. Nationstar is the servicer of the loans underlying all of our investments in Excess MSRs to date, and it earns a basic fee in exchange for providing all servicing functions. In addition, Nationstar retains a 33-35% interest in the Excess MSRs and all ancillary income associated with the portfolios. We do not have any servicing duties, liabilities or obligations associated with the servicing of the portfolios underlying any of our investments.

Each of our investments to date is subject to a recapture agreement with Nationstar. Under the recapture agreements, we are generally entitled to a pro rata interest in the Excess MSRs on any initial or subsequent refinancing by Nationstar of a loan in the original portfolio. In other words, we are generally entitled to a pro rata interest in the Excess MSRs on both (i) a loan resulting from a refinancing by Nationstar of a loan in the original portfolio, and (ii) a loan resulting from a refinancing by Nationstar of a previously recaptured loan. The tables below summarize the terms of our completed investments in Excess MSRs as of June 30, 2013.

Summary of Direct Excess MSR Investments as of June 30, 2013

					MSR Component					Excess MSR
	Investment Date	Initial UPB (bn)	Current[1] UPB (bn)	Loan Type[2]	MSR (bps)		Excess MSR (bps)		Interest in Excess MSR (%)	Purchase Price (mm)	Carrying Value (mm)
Pool 1	12/2011	$9.9	$7.6	GSE	35	bps	29	bps	65%	$43.6	$44.5
Pool 2	06/2012	10.4	8.6	GSE	31		23		65%	42.3	43.9
Pool 3	06/2012	9.8	8.4	GSE	32		23		65%	36.2	38.9
Pool 4	06/2012	6.3	5.4	GSE	26		17		65%	15.4	16.7
Pool 5	06/2012	47.6	40.0	PLS	32		13		65%	124.8	125.0
Pool 11	05/2013	—	—	GSE	N/A		N/A		65%	2.5	2.4

Total/Weighted Avg.		$84.0	$70.0		32	bps	17	bps		$264.8	$271.4

(1)	As of June 30, 2013.
(2)	“GSE” refers to loans in Fannie Mae or Freddie Mac securitizations. “PLS” refers to loans in private label securitizations.

Summary of Excess MSR Investments Through Equity Method Investees as of June 30, 2013

	Commitment/ Investment Date	Initial UPB (bn)	Current UPB (bn)[1]	Loan Type[2]	MSR Component				Interest Investee (%)	Investee Interest in Excess MSR (%)	Excess MSR Initial Investment (mm)	Carrying Value (mm)
					MSR (bps)		Excess MSR (bps)
Pool 6	01/2013	$13.0	$11.2	GM	40	bps	10	bps	50%	67%	$27	$28.7
Pool 7	01/2013	38.0	34.5	GSE	27		5		50%	67%	67	69.5
Pool 8	01/2013	17.6	15.4	GSE	28		10		50%	67%	36	36.0
Pool 11	05/2013	22.8	22.8	GSE	26		16		50%	67%	38	41.8

Total/Weighted Avg.		$91.4	$83.9		29	bps	9	bps			$168	$176.0

(1)	As of June 30, 2013.
(2)	“GM” refers to loans in Ginnie Mae securitizations. “GSE” refers to loans in Fannie Mae or Freddie Mac securitizations.

Pools 7 and 8 in the table above were acquired in the first closing of our agreement in January 2013 to acquire Excess MSRs on a $215 billion UPB portfolio as of November 30, 2012. This agreement also includes Pool 9, which closed in July 2013, and Pool 10, of which a portion closed in July 2013 and the remainder is pending, as described in the table below.

Summary of Pending Excess MSR Investments Committed as of June 30, 2013

	Commitment Date	Initial UPB (bn)	Current UPB (bn)[2]	Loan Type[3]	MSR Component		Interest Investee (%)	Investee Interest in Excess MSR (%)	Excess MSR Initial Investment (mm)[4]
					MSR (bps)	Excess MSR (bps)
Pool 10 (net of portion closed in 07/2013)[1]	01/2013	$47.9	$47.9	PLS	34 bps	10 bps	50%	67%	$33.0

(1)	Initial UPB, Current UPB and Excess MSR Initial Investment represent the pending investment for Pool 10.
(2)	As of May 31, 2013.
(3)	“PLS” refers to loans in private label securitizations.
(4)	The actual amount invested will be based on the UPB at the time of close.

We expect to complete our pending investments in the third quarter of 2013, subject to the receipt of regulatory, third-party and certain rating agency approvals. There can be no assurance that we will complete this investment as anticipated or at all. However, we believe that it is probable that we will be able to obtain pending approvals and subsequently complete this investment.

In July 2013, we completed the acquisition of a portion of Pool 10, as described in the table below. In addition, on July 18, 2013, we acquired through a joint venture, an interest in Excess MSRs from Nationstar on a portfolio of mortgage loans with a UPB of approximately $34.7 billion as of June 30, 2013 (Pool 9). We have invested a total of approximately $73 million to date to acquire a one-third interest in the Excess MSRs. Nationstar is the servicer of the loans and has retained a one-third interest in the Excess MSRs; a Fortress managed fund has acquired the remaining one-third interest. Under the terms of this investment, to the extent that any loans in the portfolio are refinanced by Nationstar, the resulting Excess MSRs will be included in the portfolio, subject to certain limitations. New Residential, Nationstar and the Fortress fund will share equally in these Excess MSRs. These acquisitions are described in the table below.

Summary of Excess MSR Investments Closed Subsequent to June 30, 2013

	Commitment Date	Initial UPB (bn)	Current UPB (bn)[1]	Loan Type[2]	MSR Component				Interest Investee (%)	Investee Interest in Excess MSR (%)	Excess MSR Initial Investment (mm)
					MSR (bps)		Excess MSR (bps)
Pool 9	01/2013	$34.7	$34.7	GM	40	bps	22	bps	50%	67%	$73
Pool 10 (closed portion)	01/2013	47.5	47.5	PLS	34		10		50%	67%	65

Total/Weighted Avg.		$82.2	$82.2		37	bps	15	bps			$138

(1)	As of May 31, 2013.
(2)	“PLS” refers to loans in private label securitizations. “GM” refers to loans in Ginnie Mae securitizations.

We currently expect to continue to make co-investments with Nationstar, and we may also acquire Excess MSRs from other servicers. Nationstar does not, however, have any obligation to offer us any future co-investment opportunity. In the event that we cannot co-invest in Excess MSRs with Nationstar, we may not be able to find other suitable counterparties from which to acquire Excess MSRs, which could have a material adverse effect on our business. At the same time, our co-investments with Nationstar expose us to counterparty concentration risk, which could increase if we do not or cannot acquire Excess MSRs from other counterparties or continue to pursue co-investments with Nationstar. Nationstar publicly discloses its financial statements and other material information in filings with the SEC, which may be obtained at the SEC’s website, www.sec.gov. The contents of Nationstar’s public disclosure are not incorporated by reference herein, do not form part of this prospectus and have not been verified by us.

Additional information about our investments in Excess MSRs is set forth under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Our Portfolio—Excess MSRs” and “Business—Our Portfolio—Excess MSRs.”

Agency ARM RMBS

As of June 30, 2013, we owned $1.06 billion face amount of Agency ARM RMBS, as described in the table below (in thousands).

Summary of Agency ARM RMBS as of June 30, 2013

			Gross Unrealized
Asset Type	Outstanding Face Amount	Amortized Cost Basis	Gains	Losses	Carrying Value[1]	Outstanding Repurchase Agreements
Agency ARM RMBS	$1,059,950	$1,134,190	$1,430	$(5,834)	$1,129,786	$1,061,250

(1)	Fair value, which is equal to carrying value for all securities.

Additional information about our investments in Agency ARM RMBS is set forth under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Our Portfolio—Agency ARM RMBS” and “Business—Our Portfolio—Agency ARM RMBS.”

Non-Agency RMBS

As of June 30, 2013, we had approximately $928 million face amount of Non-Agency RMBS, as described in the table below (in thousands).

Summary of Non-Agency RMBS as of June 30, 2013

			Gross Unrealized
Asset Type	Outstanding Face Amount	Amortized Cost Basis	Gains	Losses	Carrying Value(1)	Outstanding Repurchase Agreements
Non-Agency RMBS	$927,903	$605,835	$33,286	$(9,668)	$629,453	$413,088

(1)	Fair value, which is equal to carrying value for all securities.

On August 1, 2013, one of our subsidiaries entered into a $350 million master repurchase agreement collateralized by its Non-Agency RMBS. We have guaranteed all of the obligations of our subsidiary under the master repurchase agreement. The repurchase agreement has a one year term, expiring in August 2014, and is not subject to margin call provisions. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Debt Obligations.”

Additional information about our investments in Non-Agency RMBS is set forth under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Our Portfolio—Non-Agency RMBS” and “Business—Our Portfolio—Non-Agency RMBS.”

Residential Mortgage Loans

On February 27, 2013, we entered into an agreement to co-invest in residential mortgage loans with a UPB of approximately $83 million as of December 31, 2012. We invested approximately $35 million to acquire a 70% interest in the mortgage loans. Nationstar has co-invested pari passu with us in 30% of the mortgage loans and will be the servicer of the loans performing all servicing and advancing functions, and retaining the ancillary income, servicing obligations and liabilities as the servicer. Additional information about our investments in residential mortgage loans is set forth under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Our Portfolio—Residential Mortgage Loans” and “Business—Our Portfolio—Residential Mortgage Loans.”

Consumer Loans

On April 1, 2013, we completed a co-investment in a portfolio of consumer loans with a UPB of approximately $4.2 billion as of December 31, 2012. The portfolio includes over 400,000 personal unsecured loans and personal homeowner loans originated through subsidiaries of HSBC Finance Corporation. We completed the investment through newly formed limited liability companies (collectively, “the Consumer Loan Companies”), which acquired the portfolio from HSBC Finance Corporation and its affiliates. We invested approximately $250 million for 30% membership interests in each of the Consumer Loan Companies. Of the remaining 70% of the membership interests, Springleaf Finance Inc. (“Springleaf”), which is majority-owned by Fortress funds managed by our Manager, acquired 47%, and an affiliate of Blackstone Tactical Opportunities Advisors L.L.C. acquired 23%. Springleaf acts as the managing member of the Consumer Loan Companies. The Consumer Loan Companies financed $2.2 billion of the approximately $3.0 billion purchase price with asset-backed notes.

The Consumer Loan Companies were formed on March 19, 2013 for the purpose of making this investment and commenced operations upon the completion of the investment. After a servicing transition period, Springleaf will be the servicer of the loans and will provide all servicing and advancing functions for the portfolio. Additional information about our investment in consumer loans is set forth under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Our Portfolio—Consumer Loans” and “Business—Our Portfolio—Consumer Loans.”

Financing Strategy

Our objective is to generate attractive risk-adjusted returns for our stockholders without excessive use of leverage. We do not have a predetermined target leverage level. The amount of leverage we deploy for a particular investment depends upon an assessment of a variety of factors, which may include the anticipated liquidity and price volatility of our assets; the gap between the duration of assets and liabilities, including hedges; the availability and cost of financing the assets; our opinion of the creditworthiness of financing counterparties; the health of the U.S. economy and the residential mortgage and housing markets; our outlook for the level, slope and volatility of interest rates; the credit quality of the loans underlying our RMBS; and our outlook for asset spreads relative to financing costs.

We have funded the acquisition of Excess MSRs on an unlevered basis, but we may invest in Excess MSRs on a levered basis in the future. Our primary source of financing currently is repurchase agreements, although we may also pursue other sources of financing, such as securitizations and other secured and unsecured forms of borrowing.

As of June 30, 2013, we had outstanding repurchase agreements with an aggregate face amount of approximately $413.1 million to finance Non-Agency RMBS and approximately $1.1 billion to finance Agency ARM RMBS. These agreements, which had 30 day terms, were subject to margin calls. On August 1, 2013, one of our subsidiaries entered into a $350 million master repurchase agreement collateralized by its Non-Agency RMBS. The repurchase agreement has a one year term, expiring in August 2014, and is not subject to margin call provisions. Under repurchase agreements, we sell a security to a counterparty and concurrently agreed to repurchase the same security at a later date for a higher specified price. The sale price represents financing proceeds, and the difference between the sale and repurchase prices represents interest on the financing. The price at which the security is sold generally represents the market value of the security less a discount or “haircut,” which can range broadly, for example from 5% for Agency ARM RMBS to between 20% and 40% for Non-Agency RMBS. During the term of the repurchase agreement, the counterparty holds the security as collateral. If the agreement is subject to margin calls, the counterparty monitors and calculates what it estimates to be the value of the collateral during the term of the agreement. If this value declines by more than a de minimis threshold, the counterparty could require us to post additional collateral (or “margin”) in order to maintain the initial haircut on the collateral. This margin is typically required to be posted in the form of cash and cash equivalents.

These repurchase agreements have terms that generally conform to the terms of the standard master repurchase agreement published by the Securities Industry and Financial Markets Association (“SIFMA”) as to repayment, margin requirements and segregation of all securities sold under any repurchase transactions. In addition, each counterparty typically requires that we include supplemental terms and conditions to the standard master repurchase agreement. Typical supplemental terms and conditions include changes to the margin maintenance requirements, required haircuts, purchase price maintenance requirements, requirements that all controversies related to the repurchase agreement be litigated in a particular jurisdiction and cross default provisions. These provisions may differ for each of our counterparties and are not determined until we engage in a specific repurchase transaction.

Management Agreement

In connection with our spin-off from Newcastle, we entered into a Management Agreement with our Manager. Our Management Agreement requires our Manager to manage our business affairs in conformity with broad investment guidelines adopted and monitored by our board of directors. For more information about our investment guidelines, see “Business—Investment Guidelines” included elsewhere in this prospectus.

Our Management Agreement has an initial one-year term and is automatically renewed for one-year terms thereafter unless terminated either by us or our Manager. Our Manager is entitled to receive from us a management fee and incentive compensation that is based on our performance. In addition, we are obligated to reimburse certain expenses incurred by our Manager. Our Manager is also entitled to receive a termination fee from us under certain circumstances. The terms of our Management Agreement are summarized below and described in more detail under “Our Manager and Management Agreement” elsewhere in this prospectus.

Type	Description
Management Fee	1.5% per annum of our gross equity calculated and payable monthly in arrears in cash. Gross equity is generally the equity that was transferred to us by Newcastle on the distribution date, plus total net proceeds from stock offerings, plus certain capital contributions to subsidiaries, less capital distributions and repurchases of common stock. From the date of the spin-off through June 30, 2013, we have accrued $2.3 million in management fees.
Incentive Compensation	Our Manager is entitled to receive annual incentive compensation in an amount equal to the product of (A) 25% of the dollar amount by which (1)(a) the funds from operations before the incentive compensation, excluding funds from operations from investments in equity method investees that are invested in consumer loans (the “Consumer Loan Companies”) and any unrealized gains or losses from mark-to-market valuation changes on Excess MSRs and on equity method investees invested in Excess MSRs, per share of common stock, plus (b) earnings (or losses) from the Consumer Loan Companies computed on a level-yield basis (such that the loans are treated as if they qualified as loans acquired with a discount for credit quality as set forth in ASC 310-30, as such codification was in effect on June 30, 2013) as if the Consumer Loan Companies had been acquired at their GAAP basis on the distribution date, earnings (or losses) from equity method investees invested in Excess MSRs as if such equity method investees had not made a fair value election, and gains (or losses) from debt restructuring and gains (or losses) from sales of property, in each case per share of common stock, exceed (2) an amount equal to (a) the weighted average of the book value per share of the equity that was transferred to us by Newcastle on the distribution date and the prices per share of our common stock in any offerings by us (adjusted for prior capital dividends or capital distributions) multiplied by (b) a simple interest rate of 10% per annum, multiplied by (B) the weighted average number of shares of common stock outstanding.
“Funds from operations” means net income (computed in accordance with GAAP), excluding gains (losses) from debt restructuring and gains (or losses) from sales of property, plus depreciation on real estate assets, and after adjustments for unconsolidated partnerships and joint ventures. Funds from operations will be computed on an unconsolidated basis. The computation of funds from operations may be adjusted at the direction of our independent directors based on changes in, or certain applications of, GAAP. Funds from operations are determined from the date of our separation from Newcastle and without regard to Newcastle’s prior performance. Funds from operations does not represent cash generated from operating activities in accordance with GAAP and should not be considered as an alternative to net income as an indication of our performance or to cash flows as a measure of liquidity or ability to make distributions. From the date of the spin-off through June 30, 2013, we have accrued $878 thousand in incentive compensation.

Type	Description

Reimbursement of Expenses	We pay, or reimburse our Manager’s employees for performing certain legal, accounting, due diligence tasks and other services that outside professionals or outside consultants otherwise would perform, provided that such costs and reimbursements are no greater than those which would be paid to outside professionals or consultants on an arm’s-length basis and shall not be reimbursed in excess of $500,000 per annum. We also pay all operating expenses, except those specifically required to be borne by our Manager under our Management Agreement.

Our Manager is responsible for all costs incident to the performance of its duties under the Management Agreement, including compensation of our Manager’s employees, rent for facilities, and other “overhead” expenses; we do not reimburse our Manager for these expenses. The expenses required to be paid by us include, but are not limited to, issuance and transaction costs incident to the acquisition, disposition and financing of our investments, legal and auditing fees and expenses, the compensation and expenses of our independent directors, the costs associated with the establishment and maintenance of any credit facilities and other indebtedness of ours (including commitment fees, legal fees, closing costs, etc.), expenses associated with other securities offerings of ours, the costs of printing and mailing proxies and reports to our stockholders, costs incurred by employees of our manager for travel on our behalf, costs associated with any computer software or hardware that is used solely for us, costs to obtain liability insurance to indemnify our directors and officers and the compensation and expenses of our transfer agent. From the date of the spin-off through June 30, 2013, we have accrued $21 thousand for reimbursement to our Manager.

Termination Fee	The termination fee is a fee equal to the sum of (1) the amount of the management fee during the 12 months immediately preceding the date of termination, and (2) the “Incentive Compensation Fair Value Amount.” The Incentive Compensation Fair Value Amount is an amount equal to the Incentive Compensation that would be paid to the Manager if our assets were sold for cash at their then current fair market value (as determined by an appraisal, taking into account, among other things, the expected future value of the underlying investments).

Summary Risk Factors

You should carefully read and consider the risk factors set forth under “Risk Factors,” as well as all other information contained in this prospectus. If any of the following risks occur, our business, financial condition, liquidity and results of operations could be materially and adversely affected. In that case, the trading price of our common stock could decline.

•	We have a very limited operating history as an independent company and may not be able to successfully operate our business strategy or generate sufficient revenue to make or sustain distributions to our stockholders. The financial information included in this prospectus may not be indicative of the results we would have achieved as a separate stand-alone company and are not a reliable indicator of our future performance or results.

•	The value of our Excess MSRs is based on various assumptions that could prove to be incorrect and could have a negative impact on our financial results.

•	We rely heavily on mortgage servicers to achieve our investment objective and have no direct ability to influence their performance.

•	We have significant counterparty concentration risk in Nationstar and Springleaf and are subject to other counterparty concentration and default risks.

•	GSE initiatives and other actions may adversely affect returns from investments in Excess MSRs.

•	Many of our investments may be illiquid, and this lack of liquidity could significantly impede our ability to vary our portfolio in response to changes in economic and other conditions or to realize the value at which such investments are carried if we are required to dispose of them.

•	We may invest in RMBS collateralized by subprime mortgage loans, which are subject to increased risks.

•	The value of our RMBS may be adversely affected by deficiencies in servicing and foreclosure practices, as well as related delays in the foreclosure process.

•	The lenders under our repurchase agreements may elect not to extend financing to us, which could quickly and seriously impair our liquidity.

•	Our investments in RMBS may be subject to significant impairment charges, which would adversely affect our results of operations.

•	We may not be able to finance our investments on attractive terms or at all, and financing for Excess MSRs may be particularly difficult or impossible to obtain.

•	The consumer loans underlying our investments are subject to delinquency and loss, which could have a negative impact on our financial results.

•	Interest rate fluctuations and shifts in the yield curve may cause losses.

•	Maintenance of our 1940 Act exemption imposes limits on our operations.

•	We are dependent on our Manager and may not find a suitable replacement if our Manager terminates the Management Agreement.

•	There are conflicts of interest in our relationship with our Manager.

•	Our directors have approved broad investment guidelines for our Manager and do not approve each investment decision made by our Manager. In addition, we may change our investment strategy without a stockholder vote, which may result in our making investments that are different, riskier or less profitable than our current investments.

•	We may compete with affiliates of our Manager, including Newcastle, which could adversely affect our and their results of operations.

•	We do not know what impact the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) will have on our business.

•	Our failure to qualify as a REIT would result in higher taxes and reduced cash available for distribution to our stockholders.

•	The failure of assets subject to repurchase agreements to qualify as real estate assets could adversely affect our ability to qualify as a REIT.

•	The failure of our Excess MSRs to qualify as real estate assets or the income from our Excess MSRs to qualify as mortgage interest could adversely affect our ability to qualify as a REIT.

•	REIT distribution requirements could adversely affect our liquidity and our ability to execute our business plan.

•	Your percentage ownership in New Residential may be diluted in the future.

Conflicts of Interest

Although we have established certain policies and procedures designed to mitigate conflicts of interest, there can be no assurance that these policies and procedures will be effective in doing so. It is possible that actual, potential or perceived conflicts of interest could give rise to investor dissatisfaction, litigation or regulatory enforcement actions.

One or more of our officers and directors have responsibilities and commitments to entities other than us, including, but not limited to, Newcastle. For example, we have some of the same directors and officers as Newcastle. In addition, we do not have a policy that expressly prohibits our directors, officers, securityholders or affiliates from engaging for their own account in business activities of the types conducted by us. However, our code of business conduct and ethics prohibits, subject to the terms of our certificate of incorporation, the directors, officers and employees of our Manager from engaging in any transaction that involves an actual conflict of interest with us. See “Risk Factors—Risks Relating to Our Manager—There are conflicts of interest in our relationship with our Manager.”

Our key agreements, including our Management Agreement, were negotiated among related parties, and their respective terms, including fees and other amounts payable, may not be as favorable to us as terms negotiated on an arm’s-length basis with unaffiliated parties. Our independent directors may not vigorously enforce the provisions of our Management Agreement against our Manager. For example, our independent directors may refrain from terminating our Manager because doing so could result in the loss of key personnel.

The structure of the Manager’s compensation arrangement may have unintended consequences for us. We have agreed to pay our Manager a management fee that is not tied to our performance and incentive compensation that is based entirely on our performance. The management fee may not sufficiently incentivize our Manager to generate attractive risk-adjusted returns for us, while the performance-based incentive compensation component may cause our Manager to place undue emphasis on the maximization of earnings, including through the use of leverage, at the expense of other objectives, such as preservation of capital, to achieve higher incentive distributions. Investments with higher yield potential are generally riskier or more speculative than investments with lower yield potential. This could result in increased risk to the value of our portfolio of assets and your investment in us.

We may compete with entities affiliated with our Manager or Fortress, including Newcastle, for certain target assets. From time to time, affiliates of Fortress may focus on investments in assets with a similar profile as our target assets that we may seek to acquire. These affiliates may have meaningful purchasing capacity, which may change over time depending upon a variety of factors, including, but not limited to, available equity capital and debt financing, market conditions and cash on hand. Currently, Fortress has two funds primarily focused on investing in Excess MSRs with approximately $1.7 billion in capital commitments in aggregate. We intend to co-invest with these funds in Excess MSRs. Fortress funds generally have a fee structure similar to ours, but the fees actually paid will vary depending on the size, terms and performance of each fund. Fortress had approximately $54.6 billion of assets under management as of June 30, 2013.

Our Manager may determine, in its discretion, to make a particular investment through an investment vehicle other than us. Investment allocation decisions will reflect a variety of factors, such as a particular vehicle’s availability of capital (including financing), investment objectives and concentration limits, legal, regulatory, tax and other similar considerations, the source of the investment opportunity and other factors that the Manager, in its discretion, deems appropriate. Our Manager does not have an obligation to offer us the opportunity to participate in any particular investment, even if it meets our investment objectives.

Operational and Regulatory Structure

REIT Qualification

We will elect to be taxed and intend to qualify as a REIT for U.S. federal income tax purposes commencing with our initial taxable year ending December 31, 2013. Our qualification as a REIT will depend upon our ability to meet, on a continuing basis, various complex requirements under the Internal Revenue Code of 1986, as amended (the “Code”), relating to, among other things, the sources of our gross income, the composition and values of our assets, our distribution levels to our stockholders and the concentration of ownership of our capital stock. We believe that, commencing with our initial taxable year ending December 31, 2013, we will be organized in conformity with the requirements for qualification and taxation as a REIT under the Code, and that our intended manner of operation will enable us to meet the requirements for qualification and taxation as a REIT. In connection with this offering, we will receive an opinion of Skadden, Arps, Slate, Meagher & Flom LLP to the effect that we have been organized in conformity with the requirements for qualification and taxation as a REIT under the Code, and that our proposed method of operation will enable us to meet the requirements for qualification and taxation as a REIT.

1940 Act Exemption

We conduct our operations in reliance on an exemption from registration as an investment company under the 1940 Act pursuant to Section 3(c)(5)(C) of the 1940 Act, which is available for entities “primarily engaged in the business of purchasing or otherwise acquiring mortgages and other liens on and interests in real estate.” This exemption generally requires that at least 55% of our assets must be composed of qualifying real estate assets and at least 80% of each of our assets must be composed of qualifying real estate assets and real estate related assets under the 1940 Act. We monitor our holdings to ensure continuing and ongoing compliance with this test. See “Business—Operational and Regulatory Structure—1940 Act Exemption” for a further discussion of the exemption from registration under the 1940 Act that we rely on and the treatment of certain of our target asset classes for purposes of such exemption.

We rely on guidance published by the SEC or its staff or on our analyses of such guidance to determine which assets qualify for the exemption. In August 2011, the SEC issued a concept release pursuant to which they solicited public comments on a wide range of issues relating to companies engaged in the business of acquiring mortgages and mortgage-related instruments and that rely on Section 3(c)(5)(C) of the 1940 Act. The concept release and the public comments thereto have not yet resulted in SEC rulemaking or interpretative guidance and we cannot predict what form any such rulemaking or interpretive guidance may take. There can be no assurance, however, that the laws and regulations governing the 1940 Act status of REITs, or guidance from the SEC or its staff regarding the exemption from registration as an investment company on which we rely, will not change in a manner that adversely affects our operations.

Changes to such laws and regulations or new or different guidance from the SEC or its staff regarding the exemption from registration on which we rely, including with respect to which assets qualify for such exemption, could require us, among other things, either to (a) change the manner in which we conduct our operations in order to maintain our exemption from registration as an investment company, (b) limit our ability to make certain investments and/or effect sales of our assets in a manner that, or at a time when, we would not otherwise choose to do so, or (c) register as an investment company, any of which could have a material adverse effect on us and the market price of our securities. If we were required to register as an investment company under the 1940 Act, we would become subject to substantial regulation with respect to our capital structure (including our ability to use leverage), management, operations, transactions with affiliated persons (as defined in the 1940 Act), portfolio composition, including restrictions with respect to diversification and industry concentration, our ability to make distributions and other matters.

Maintenance of our exemption under the 1940 Act generally limits the amount of our investments in non-real estate related assets to no more than 20% of our total assets. See “Risk Factors—Risks Related to Our Business—Maintenance of our 1940 Act exemption imposes limits on our operations.”

Emerging Growth Company Status

We are an “emerging growth company” as defined in the JOBS Act. As such, we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We have not made a decision whether to take advantage of any or all of these exemptions. If we do take advantage of any of these exemptions, we do not know if some investors will find our common stock less attractive as a result. The result may be a less active trading market for our common stock, and our stock price may be more volatile.

In addition, Section 107 of the JOBS Act also provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 13(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected not to take advantage of the benefits of this extended transition period and are therefore subject to the same new or revised accounting standards as other public companies that are not emerging growth companies. This election is irrevocable.

We could remain an “emerging growth company” until the earliest of (a) the last day of the first fiscal year in which our annual gross revenues exceed $1 billion, (b) the last day of the fiscal year following the fifth anniversary of the date of this offering, (c) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, or (d) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three-year period.

Our Corporate Information

We were formed as NIC MSR LLC, a Delaware limited liability company, in September 2011 and were a wholly owned subsidiary of Newcastle. We converted to a Delaware corporation and changed our name to New Residential Investment Corp. in December 2012. On May 15, 2013, we separated from Newcastle through the distribution of our shares of common stock to the stockholders of Newcastle and became a stand-alone publicly traded company. Our principal executive offices are located at 1345 Avenue of the Americas, New York, New York 10105, c/o New Residential Investment Corp. Our telephone number is 212-479-3150. Our web address is www.newresi.com. The information on or otherwise accessible through our web site does not constitute a part of this prospectus or any other report or document we file with or furnish to the SEC.

THE OFFERING

Common stock offered by us	shares.

Common stock to be outstanding after this offering	shares ( shares if the underwriters exercise their over-allotment option in full).

Options to purchase additional shares	We have granted the underwriters a 30-day option to purchase up to additional shares of our common stock to cover over-allotments at the initial public offering price.

Use of proceeds by us	We estimate that the net proceeds to us from this offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, will be approximately $ million, assuming a public offering price of $ per share, the last reported sales price of our common stock on the New York Stock Exchange (“NYSE”) on , 2013 (the “Assumed Public Offering Price”) and after deducting estimated underwriting discounts and offering expenses (or $ million if the underwriters exercise their option to purchase additional shares of common stock in full). We intend to use the net proceeds from this offering for general corporate purposes, including to make a variety of investments, which may include, but is not limited to, investments in Excess MSRs, Agency and Non-Agency RMBS, real estate securities, real estate related loans and consumer loans. See “Use of Proceeds.”

Distribution policy	We intend to make regular quarterly distributions of all or substantially all of our REIT taxable income to holders of our common stock out of assets legally available for this purpose. Distributions will be authorized by our board of directors and declared by us based on a number of factors including actual results of operations, liquidity and financial condition restrictions under Delaware law, our financial condition, our taxable income, the annual distribution requirements under the REIT provisions of the Code, our operating expenses and other factors our directors deem relevant. For more information, see “Distribution Policy” included elsewhere in this prospectus.

NYSE symbol	“NRZ”

Ownership and transfer restrictions	To assist us in qualifying as a REIT, among other purposes stockholders are generally restricted from owning more than 9.8% by value or number of shares, whichever is more restrictive, of our outstanding shares of common stock, or 9.8% by value or number of shares, whichever is more restrictive, of our outstanding shares of capital stock. In addition, our certificate of incorporation contains various other restrictions on the ownership and transfer of our common stock. See “Description of Capital Stock—Restrictions on Ownership and Transfer of Our Capital Stock.”

Risk Factors	Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 23.

Except as otherwise indicated, all information in this prospectus assumes no exercise by the underwriters of their option to purchase an additional                     shares of common stock from us to cover over-allotments.

The number of shares of our common stock that will be outstanding after this offering is based on 253,025,645 shares of our common stock outstanding as of August 15, 2013, and excludes:

(i)	options to purchase an aggregate of 17,699,458 shares of our common stock held by an affiliate of our manager,

(ii)	options to purchase an aggregate of 3,631,437 shares of our common stock assigned to employees of affiliates of our manager,

(iii)	options to purchase an aggregate of 12,000 shares of our common stock held by our directors, and

(iv)	options to purchase shares of our common stock, representing 10% of the number of shares being offered hereby, that will be granted to an affiliate of our manager in connection with this offering, and subject to adjustment if the underwriters exercise their option to purchase additional shares of our common stock.

SUMMARY HISTORICAL AND PRO FORMA FINANCIAL INFORMATION

We were formed in September 2011 as NIC MSR LLC, a Delaware limited liability company and wholly owned subsidiary of Newcastle. We converted to a Delaware corporation and changed our name to New Residential Corp. in December 2012. On May 15, 2013, which we refer to as the “separation date” or “distribution date,” we separated from Newcastle through the distribution of our shares of common stock to the stockholders of Newcastle and became a stand-alone publicly traded company.

The following table presents our summary historical and pro forma financial information for the period from the commencement of our operations on December 8, 2011 through December 31, 2011, for the year ended December 31, 2012, and for the six months ended June 30, 2013 and 2012.

The summary historical consolidated statements of income for the year ended December 31, 2012 and the period from December 8, 2011 (commencement of operations) to December 31, 2011 and the summary historical consolidated balance sheets as of December 31, 2012 and 2011 have been derived from our audited financial statements included elsewhere in this prospectus. The summary consolidated statement of income for the six months ended June 30, 2013 and 2012 and the summary consolidated balance sheet data as of June 30, 2013 have been derived from our unaudited financial statements included elsewhere in this prospectus. The unaudited financial statements have been prepared on the same basis as the audited financial statements and, in the opinion of our management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information set forth herein. Operating results for the periods presented are not necessarily indicative of the results that may be expected for the year ending December 31, 2013 or for any future period.

The unaudited pro forma condensed consolidated financial information presented below was derived from the application of pro forma adjustments to our consolidated financial statements. These unaudited pro forma condensed consolidated financial statements should be read in conjunction with the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our historical financial statements and related notes, which are included elsewhere in this prospectus.

The unaudited pro forma information set forth below reflects our historical information with certain adjustments. The unaudited pro forma condensed consolidated balance sheet has been adjusted to give effect to all of the transactions described below as if each had occurred on June 30, 2013.

•	Acquisition and settlement of additional Excess MSRs through equity method investees subsequent to June 30, 2013.

•	Commitments to acquire additional Excess MSRs through equity method investees subsequent to June 30, 2013.

•	The offering of million of common stock to which this prospectus relates.

The unaudited pro forma condensed consolidated statements of income only include adjustments to reflect (i) interest income from certain Agency ARM RMBS acquired during the period from January 1, 2013 through August 15, 2013; (ii) interest expense from the financing of certain Agency ARM RMBS; and (iii) interest expense from the financing of certain Non-Agency RMBS during the period from January 1, 2013 through August 15, 2013, in each case as if the transactions giving rise to (i), (ii) and (iii), had occurred on January 1, 2012. Accordingly, the unaudited pro forma condensed consolidated statement of income excludes adjustments for (i) earnings from the consumer loan co-investment transaction; (ii) earnings from the additional Excess MSR transactions; and (iii) interest income from investments in Non-Agency RMBS.

Our decision to include or exclude an adjustment in the unaudited pro forma condensed consolidated statement of income was based on whether such adjustment would be factually supportable and historically based, as set forth in more detail below.

With respect to Agency ARM RMBS, Newcastle held substantial investments in Agency ARM RMBS during the entire period covered by the pro forma statement of income. Although Newcastle did not own the exact securities contributed to New Residential for the entire period presented, management considers Agency ARM RMBS to be fungible because, among other factors, they are guaranteed by the U.S. government and thus have consistent credit characteristics. As a result, New Residential determined that adjustments related to these securities are factually supportable.

In contrast to Agency ARM RMBS, the yields of Non-Agency RMBS can have significant variances as a result of differences in the collateral and credit characteristics of each asset. Newcastle did not hold the specific Non-Agency RMBS contributed to us during the entire period presented, and Newcastle does not have records relating to the performance of these assets prior to their acquisition. As a result, management believes that adjustments for the interest income from the Non-Agency RMBS would not be factually supportable.

The investments in equity method investees were made in newly formed entities with no historical operations. Neither we nor Newcastle owned any of the underlying excluded investments prior to their acquisition by the investee entities. Furthermore, the underlying loans were not serviced by an affiliate of our Manager prior to their acquisition. As a result, Newcastle does not have records relating to the performance of these loans prior to the acquisition of the related investments. In addition, the composition of the loan pools and the loans underlying the Excess MSRs and consumer loan investees necessarily differ from the composition of the respective pools during the period covered by the pro forma statement of income due to prepayment and default activity prior to acquisition. As a result, an adjustment related to these investees was not considered factually supportable.

In the opinion of management, all adjustments necessary to reflect the effects of the transactions described in the notes to the unaudited pro forma condensed consolidated balance sheet and pro forma condensed statement of income have been included and are based upon available information and assumptions that we believe are reasonable.

Further, the historical financial information presented herein has been adjusted to give pro forma effect to events that we believe are factually supportable and which are expected to have a continuing impact on our results. However, such adjustments are estimates and may not prove to be accurate. Information regarding these adjustments is subject to risks and uncertainties that could cause actual results to differ materially from those anticipated. See “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements.”

The unaudited pro forma financial information below is provided for information purposes only. The unaudited pro forma financial information does not purport to represent what our results of operations and/or financial condition would have been had such transactions been consummated on the dates indicated, nor do they represent our financial position or results of operations for any future date.

	December 8, 2011 through December 31, 2011	Year Ended December 31, 2012		Six Months Ended June 30, 2012	Six Months Ended June 30, 2013
	Historical	Pro Forma	Historical	Historical	Pro Forma	Historical
		(unaudited)		(unaudited)	(unaudited)	(unaudited)
	(in thousands, except per share data)
Statement of income data:
Interest income	$1,260	$50,663	$33,759	$6,516	$43,416	$39,190
Interest expense	—	11,016	704	—	6,304	3,550
Other-than-temporary impairment (“OTTI”) on securities	—	—	—	—	3,756	3,756

Net interest income after impairment	1,260	39,647	33,055	6,516	33,356	31,884
Change in fair value of investments in excess mortgage servicing rights	367	9,023	9,023	4,739	43,691	43,691
Change in fair value of investments in excess mortgage servicing rights, equity method investees	—	—	—	—	21,096	21,096
Earnings from investments in consumer loans, equity method investees	—	—	—	—	36,164	36,164
Gain on settlement of securities	—	—	—	—	58	58
Other income (loss)	—	8,400	8,400	—	—	—
Expenses	913	9,519	9,231	2,093	10,667	10,596

Net income	$714	$47,551	$41,247	$9,162	$123,698	$122,297

Net income per share:
Basic	N/A	$0.32	N/A	0.04	$0.49	0.48
Diluted	N/A	$0.32	N/A	0.04	$0.49	0.48
Number of shares outstanding:
Basic	N/A	144,146,370	N/A	253,025,645	253,025,645	253,025,645
Diluted	N/A	145,766,413	N/A	253,025,645	254,852,605	254,852,605

	December 31, 2011	December 31, 2012	June 30, 2013	June 30, 2013
	Historical	Historical	Pro Forma	Historical
			(unaudited)	(unaudited)
	(in thousands)
Balance sheet data:
Total assets	$43,971	$534,876	$2,775,457	$2,742,442
Total liabilities	$4,163	$156,520	$1,529,732	$1,496,717
Total equity	$39,808	$378,356	$1,245,725	$1,245,725

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully read and consider the following risk factors and all other information contained in this prospectus before making a decision to purchase our common stock. If any of the following risks occur, our business, financial condition or results of operations could be materially and adversely affected. In that case, the trading price of our common stock could decline, which could result in a partial or complete loss of your investment. The risk factors summarized below are categorized as follows: (i) Risks Related to Our Business, (ii) Risks Related to Our Manager, (iii) Risks Related to the Financial Markets, (iv) Risks Related to Our Taxation as a REIT, and (v) Risks Related to Our Common Stock. However, these categories do overlap and should not be considered exclusive.

RISKS RELATED TO OUR BUSINESS

We have a very limited operating history as an independent company and may not be able to successfully operate our business strategy or generate sufficient revenue to make or sustain distributions to our stockholders. The financial information included in this prospectus may not be indicative of the results we would have achieved as a separate stand-alone company and are not a reliable indicator of our future performance or results.

We have very limited experience operating as an independent company and cannot assure you that we will be able to successfully operate our business or implement our operating policies and strategies. We were formed in September 2011 as a subsidiary of Newcastle and spun-off from Newcastle on May 15, 2013. We completed our first investment in Excess MSRs in December 2011, and our Manager has limited experience with transactions involving GSEs. The timing, terms, price and form of consideration that we and servicers pay in future transactions may vary meaningfully from prior transactions.

There can be no assurance that we will be able to generate sufficient returns to pay our operating expenses and make satisfactory distributions to our stockholders, or any distributions at all. Our results of operations and our ability to make or sustain distributions to our stockholders depend on several factors, including the availability of opportunities to acquire attractive assets, the level and volatility of interest rates, the availability of adequate short- and long-term financing, conditions in the real estate market, the financial markets and economic conditions.

We did not operate as a separate, stand-alone company for the entirety of the historical periods presented in the financial information included in this prospectus, which has been derived from Newcastle’s historical financial statements. Therefore, the financial information in this prospectus does not necessarily reflect what our financial condition, results of operations or cash flows would have been had we been a separate, stand-alone public company prior to our separation from Newcastle. This is primarily a result of the following factors:

•	The financial results in this prospectus do not reflect all of the expenses we will incur as a public company;

•	The working capital requirements and capital for general corporate purposes for our assets were satisfied prior to the spin-off as part of Newcastle’s corporate-wide cash management policies of Newcastle. Newcastle is not required, and does not intend, to provide us with funds to finance our working capital or other cash requirements, so we may need to obtain additional financing from banks, through public offerings or private placements of debt or equity securities, strategic relationships or other arrangements; and

•	Our cost structure, management, financing and business operations are significantly different as a result of operating as an independent public company. These changes result in increased costs, including, but not limited to, fees paid to our Manager, legal, accounting, compliance and other costs associated with being a public company with equity securities traded on the NYSE.

The value of our Excess MSRs is based on various assumptions that could prove to be incorrect and could have a negative impact on our financial results.

When we invest in Excess MSRs, we base the price we pay and the rate of amortization of those assets on, among other things, our projection of the cash flows from the related pool of mortgage loans. We record Excess MSRs on our balance sheet at fair value, and we measure their fair value on a recurring basis. Our projections of the cash flow from Excess MSRs, and the determination of the fair value of Excess MSRs, are based on assumptions about various factors, including, but not limited to:

•	rates of prepayment and repayment of the underlying mortgage loans;

•	interest rates;

•	rates of delinquencies and defaults; and

•	recapture rates.

Our assumptions could differ materially from actual results. The use of different estimates or assumptions in connection with the valuation of these assets could produce materially different fair values for such assets, which could have a material adverse effect on our consolidated financial position, results of operations and cash flows. The ultimate realization of the value of Excess MSRs may be materially different than the fair values of such Excess MSRs as reflected in our consolidated statement of financial position as of any particular date.

Our expectation of prepayment speeds is a significant assumption underlying our cash flow projections. Prepayment speed is the measurement of how quickly borrowers pay down the UPB of their loans or how quickly loans are otherwise brought current, modified, liquidated or charged off. If the fair value of our Excess MSRs decreases, we would be required to record a non-cash charge, which would have a negative impact on our financial results. Furthermore, a significant increase in prepayment speeds could materially reduce the ultimate cash flows we receive from Excess MSRs, and we could ultimately receive substantially less than what we paid for such assets. Consequently, the price we pay to acquire Excess MSRs may prove to be too high.

The values of Excess MSRs are highly sensitive to changes in interest rates. Historically, the value of Excess MSRs has increased when interest rates rise and decreased when interest rates decline due to the effect of changes in interest rates on prepayment speeds. However, prepayment speeds could increase in spite of the current interest rate environment, as a result of a general economic recovery or other factors, which would reduce the value of our Excess MSRs.

Moreover, delinquency rates have a significant impact on the value of Excess MSRs. When delinquent loans are resolved through foreclosure, the UPB of such loans cease to be a part of the aggregate UPB of the serviced loan pool when the related properties are foreclosed on and liquidated. An increase in delinquencies will generally result in lower revenue because typically we will only collect on our Excess MSRs from GSEs or mortgage owners for performing loans. If delinquencies are significantly greater than expected, the estimated fair value of the Excess MSRs could be diminished. As a result, we could suffer a loss, which would have a negative impact on our financial results.

We are party to “recapture agreements” whereby we receive a new Excess MSR with respect to a loan that was originated by the servicer and used to repay a loan underlying an Excess MSR that we previously acquired from that same servicer. In lieu of receiving an Excess MSR with respect to the loan used to repay a prior loan, the servicer may supply a similar Excess MSR. We believe that recapture agreements will mitigate the impact on our returns in the event of a rise in voluntary prepayment rates. There are no assurances, however, that servicers will enter into recapture agreements with us in connection with any future investment in Excess MSRs. If the servicer does not meet anticipated recapture targets, the servicing cash flow on a given pool could be significantly lower than projected, which could have a material adverse effect on the value of our Excess MSRs and consequently on our business, financial condition, results of operations and cash flows. Our recapture target for each of our current recapture agreements is stated in the table in Note 7 to our consolidated financial statements for the year ended December 31, 2012 and Note 9 to our consolidated financial statements for the six months ended June 30, 2013 included herein.

We will rely heavily on mortgage servicers to achieve our investment objective and have no direct ability to influence their performance.

The value of our investments in Excess MSRs and Non-Agency RMBS is dependent on the satisfactory performance of servicing obligations by the mortgage servicer. The duties and obligations of mortgage servicers are defined through contractual agreements, generally referred to as Servicing Guides in the case of GSEs, or Pooling and Servicing Agreements in the case of private-label securities (collectively, the “Servicing Guidelines”). Servicing Guidelines generally provide for the possibility for termination of the contractual rights of the servicer in the absolute discretion of the owner of the mortgages being serviced. In the event a mortgage owner terminates the servicer, the related Excess MSRs would under most circumstances lose all value on a going forward basis. It is expected that any termination by a mortgage owner of a servicer would take effect across all mortgages of such mortgage owner and would not be limited to a particular vintage or other subset of mortgages. Therefore, it is expected that all investments with a given servicer would lose all their value in the event a mortgage owner terminates a servicer. Nationstar is the servicer of all of the loans underlying all of our investments in Excess MSRs and the servicer or master servicer of the vast majority of the loans underlying our Non-Agency RMBS to date. See “—We have significant counterparty concentration risk in Nationstar and Springleaf and are subject to other counterparty concentration and default risks.” As a result, we could be materially and adversely affected if the servicer is unable to adequately service the underlying mortgage loans due to:

•	its failure to comply with applicable laws and regulation;

•	a downgrade in its servicer rating;

•	its failure to maintain sufficient liquidity or access to sources of liquidity;

•	its failure to perform its loss mitigation obligations;

•	its failure to perform adequately in its external audits;

•	a failure in or poor performance of its operational systems or infrastructure;

•	regulatory scrutiny regarding foreclosure processes lengthening foreclosure timelines;

•	a GSE’s or a whole-loan owner’s transfer of servicing to another party; or

•	any other reason.

MSRs are subject to numerous federal, state and local laws and regulations and may be subject to various judicial and administrative decisions. If the servicer, actually or allegedly failed to comply with applicable laws, rules or regulations, it could be terminated as the servicer, which could have a material adverse effect on our business, financial condition, results of operations or cash flows.

Favorable ratings from third-party rating agencies such as Standard & Poor’s, Moody’s and Fitch are important to the conduct of a mortgage servicer’s loan servicing business, and a downgrade in a mortgage servicer’s ratings could have an adverse effect on us and the value of our Excess MSRs. Downgrades in a mortgage servicer’s servicer ratings could adversely affect their ability to finance servicing advances and maintain their status as an approved servicer by Fannie Mae and Freddie Mac. Downgrades in servicer ratings could also lead to the early termination of existing advance facilities and affect the terms and availability of match funded advance facilities that a mortgage servicer may seek in the future. A mortgage servicer’s failure to maintain favorable or specified ratings may cause their termination as a servicer and may impair their ability to consummate future servicing transactions, which could have an adverse effect on our operations since we will rely heavily on mortgage servicers to achieve our investment objective and have no direct ability to influence their performance.

In addition, a bankruptcy by any mortgage servicer that services the mortgage loans underlying our Excess MSRs could result in:

•	the validity and priority of our ownership in the Excess MSRs being challenged in a bankruptcy proceeding;

•	payments made by such servicer to us, or obligations incurred by it, being voided by a court under federal or state preference laws or federal or state fraudulent conveyance laws;

•	a re-characterization of any sale of Excess MSRs or other assets to us as a pledge of such assets in a bankruptcy proceeding; or

•	any agreement pursuant to which we acquired the Excess MSRs being rejected in a bankruptcy proceeding.

We have significant counterparty concentration risk in Nationstar and Springleaf and are subject to other counterparty concentration and default risks.

We are not restricted from dealing with any particular counterparty or from concentrating any or all of our transactions with a few counterparties. Any loss suffered by us as a result of a counterparty defaulting, refusing to conduct business with us or imposing more onerous terms on us would also negatively affect our business, results of operations and financial condition.

To date, all of our co-investments in Excess MSRs relate to loans serviced by Nationstar. If Nationstar is terminated as the servicer of some or all of these portfolios, or in the event that it files for bankruptcy, our expected returns on these investments would be severely impacted. In addition, the vast majority of the loans underlying our Non-Agency RMBS are serviced by Nationstar. We closely monitor Nationstar’s mortgage servicing performance and overall operating performance, financial condition and liquidity, as well as its compliance with regulations and Servicing Guidelines. We have various information, access and inspection rights in our agreements with Nationstar that enable us to monitor Nationstar’s financial and operating performance and credit quality, which we periodically evaluate and discuss with Nationstar’s management. However, we have no direct ability to influence Nationstar’s performance, and our diligence cannot prevent, and may not even help us anticipate, the termination of a Nationstar servicing agreement. Furthermore, Nationstar has no obligation to offer us any future co-investment opportunity on the same terms as prior transactions, or at all, and we may not be able to find suitable counterparties other than Nationstar, from which to acquire Excess MSRs, which could impact our business strategy. See “—We will rely heavily on mortgage servicers to achieve our investment objective and have no direct ability to influence their performance.”

In addition, the consumer loans in which we have invested are or will be serviced by Springleaf. If Springleaf is terminated as the servicer of some or all of these portfolios, or in the event that it files for bankruptcy, our expected returns on these investments could be severely impacted.

Moreover, we are party to repurchase agreements with a limited number of counterparties. If any of our counterparties elected not to roll our repurchase agreements, we may not be able to find a replacement counterparty, which would have a material adverse effect on our financial condition.

Our risk-management processes may not accurately anticipate the impact of market stress or counterparty financial condition, and as a result, we may not take sufficient action to reduce our risks effectively. Although we will monitor our credit exposures, default risk may arise from events or circumstances that are difficult to detect, foresee or evaluate. In addition, concerns about, or a default by, one large participant could lead to significant liquidity problems for other participants, which may in turn expose us to significant losses.

In the event of a counterparty default, particularly a default by a major investment bank, we could incur material losses rapidly, and the resulting market impact of a major counterparty default could seriously harm our business, results of operations and financial condition. In the event that one of our counterparties becomes insolvent or files for bankruptcy, our ability to eventually recover any losses suffered as a result of that counterparty’s default may be limited by the liquidity of the counterparty or the applicable legal regime governing the bankruptcy proceeding.

Counterparty risks have increased in complexity and magnitude as a result of the insolvency of a number of major financial institutions (such as Lehman Brothers) and the consequent decrease in the number of potential counterparties. In addition, counterparties have generally tightened their underwriting standards and increased their margin requirements for financing, which could negatively impact us in several ways, including by decreasing the number of counterparties willing to provide financing to us, decreasing the overall amount of leverage available to us, and increasing the costs of borrowing.

GSE initiatives and other actions may adversely affect returns from investments in Excess MSRs.

On January 17, 2011, the Federal Housing Finance Agency (“FHFA”) announced that it had instructed Fannie Mae and Freddie Mac to study possible alternatives to the current residential mortgage servicing and compensation system used for single-family mortgage loans. It is unclear what the GSEs, including Fannie Mae or Freddie Mac, may propose as alternatives to current servicing compensation practices, or when any such alternatives may become effective. Although we do not expect MSRs that have already been created to be subject to any changes implemented by Fannie Mae or Freddie Mac, it is possible that, because of the significant role of Fannie Mae or Freddie Mac in the secondary mortgage market, any changes they implement could become prevalent in the mortgage servicing industry generally. Other industry stakeholders or regulators may also implement or require changes in response to the perception that the current mortgage servicing practices and compensation do not appropriately serve broader housing policy objectives. These proposals are still evolving. To the extent the GSEs implement reforms that materially affect the market for conforming loans, there may be secondary effects on the subprime and Alt-A markets. These reforms may have a material adverse effect on the economics or performance of any Excess MSRs that we may acquire in the future.

Changes to the minimum servicing amount for GSE loans could occur at any time and could impact us in significantly negative ways that we are unable to predict or protect against.

Currently, when a loan is sold into the secondary market for Fannie Mae or Freddie Mac loans, the servicer is generally required to retain a minimum servicing amount (“MSA”) of 25 bps of the UPB for fixed rate mortgages. As has been widely publicized, in September 2011, the FHFA announced that a Joint Initiative on Mortgage Servicing Compensation was seeking public comment on two alternative mortgage servicing compensation structures detailed in a discussion paper. Changes to the MSA structure could significantly impact our business in negative ways that we cannot predict or protect against. For example, the elimination of a MSA could radically change the mortgage servicing industry and could severely limit the supply of Excess MSRs available for sale. In addition, a removal of, or reduction in, the MSA could significantly reduce the recapture rate on the affected loan portfolio, which would negatively affect the investment return on our Excess MSRs. We cannot predict whether any changes to current MSA rules will occur or what impact any changes will have on our business, results of operations, liquidity or financial condition.

Our investments in Excess MSRs may involve complex or novel structures.

Investments in Excess MSRs are a new type of transaction and may involve complex or novel structures. Accordingly, the risks associated with the transaction and structure are not fully known to buyers and sellers. GSEs may require that we submit to costly or burdensome conditions as a prerequisite to their consent to an investment in Excess MSRs. GSE conditions may diminish or eliminate the investment potential of certain Excess MSRs by making such investments too expensive for us or by severely limiting the potential returns available from Excess MSRs.

It is possible that a GSE’s views on whether any such acquisition structure is appropriate or acceptable may not be known to us when we make an investment and may change from time to time for any reason or for no reason, even with respect to a completed investment. A GSE’s evolving posture toward an acquisition or disposition structure through which we invest in or dispose of Excess MSRs may cause such GSE to impose new conditions on our existing investments in Excess MSRs, including the owner’s ability to hold such Excess MSRs directly or indirectly through a grantor trust or other means. Such new conditions may be costly or burdensome and may diminish or eliminate the investment potential of the Excess MSRs that are already owned by us. Moreover, obtaining such consent may require us or our co-investment counterparties to agree to material structural or economic changes, as well as agree to indemnification or other terms that expose us to risks to which we have not previously been exposed and that could negatively affect our returns from our investments.

Many of our investments may be illiquid, and this lack of liquidity could significantly impede our ability to vary our portfolio in response to changes in economic and other conditions or to realize the value at which such investments are carried if we are required to dispose of them.

Many of our investments are illiquid. Illiquidity may result from the absence of an established market for the investments, as well as legal or contractual restrictions on their resale, refinancing or other disposition. Dispositions of investments may be subject to contractual and other limitations on transfer or other restrictions that would interfere with subsequent sales of such investments or adversely affect the terms that could be obtained upon any disposition thereof.

Excess MSRs are highly illiquid and subject to numerous restrictions on transfers, including without limitation the receipt of third-party consents. For example, the Servicing Guidelines of a mortgage owner generally require that holders of Excess MSRs obtain the mortgage owner’s prior approval of any change of direct ownership of such Excess MSRs. Such approval may be withheld for any reason or no reason in the discretion of the mortgage owner. Moreover, we have not received and do not expect to receive any assurances from any GSEs that their conditions for the sale by us of any Excess MSRs will not change. Therefore, the potential costs, issues or restrictions associated with receiving such GSEs’ consent for any such dispositions by us cannot be determined with any certainty. Additionally, investments in Excess MSRs are a new type of transaction, and the risks associated with the transaction and structure are not fully known to buyers or sellers. As a result of the foregoing, there is some risk that we will be unable to locate a buyer at the time we wish to sell an Excess MSR. There is some risk that we will be required to dispose of Excess MSRs either through an in-kind distribution or other liquidation vehicle, which will, in either case, provide little or no economic benefit to us, or a sale to a co-investor in the Excess MSR, which may be an affiliate. Accordingly, we cannot provide any assurance that we will obtain any return or any benefit of any kind from any disposition of Excess MSRs. We may not benefit from the full term of the assets and for the aforementioned reasons may not receive any benefits from the disposition, if any, of such assets.

In addition, some of our real estate related securities may not be registered under the relevant securities laws, resulting in a prohibition against their transfer, sale, pledge or other disposition except in a transaction that is exempt from the registration requirements of, or is otherwise in accordance with, those laws. There are also no established trading markets for a majority of our intended investments. Moreover, certain of our investments, including our investments in consumer loans and certain investments in Excess MSRs, are made indirectly through a vehicle that owns the underlying assets. Our ability to sell our interest may be contractually limited or prohibited. As a result, our ability to vary our portfolio in response to changes in economic and other conditions may be limited.

Our real estate related securities have historically been valued based primarily on third-party quotations, which are subject to significant variability based on the liquidity and price transparency created by market trading activity. A disruption in these trading markets could reduce the trading for many real estate related securities, resulting in less transparent prices for those securities, which would make selling such assets more difficult. Moreover, a decline in market demand for the types of assets that we hold would make it more difficult to sell our assets. If we are required to liquidate all or a portion of our illiquid investments quickly, we may realize significantly less than the amount at which we have previously valued these investments.

Market conditions could negatively impact our business, results of operations and financial condition.

The market in which we operate is affected by a number of factors that are largely beyond our control but can nonetheless have a potentially significant, negative impact on us. These factors include, among other things:

•	Interest rates and credit spreads;

•	The availability of credit, including the price, terms and conditions under which it can be obtained;

•	The quality, pricing and availability of suitable investments and credit losses with respect to our investments;

•	The ability to obtain accurate market-based valuations;

•	Loan values relative to the value of the underlying real estate assets;

•	Default rates on the loans underlying our investments and the amount of the related losses;

•	Prepayment speeds, delinquency rates and legislative/regulatory changes with respect to our investments in Excess MSRs, RMBS, and loans;

•	The actual and perceived state of the real estate markets, market for dividend-paying stocks and public capital markets generally;

•	Unemployment rates; and

•	The attractiveness of other types of investments relative to investments in real estate or REITs generally.

Changes in these factors are difficult to predict, and a change in one factor can affect other factors. For example, during 2007, increased default rates in the subprime mortgage market played a role in causing credit spreads to widen, reducing availability of credit on favorable terms, reducing liquidity and price transparency of real estate related assets, resulting in difficulty in obtaining accurate mark-to-market valuations, and causing a negative perception of the state of the real estate markets and of REITs generally. These conditions worsened during 2008, and intensified meaningfully during the fourth quarter of 2008 as a result of the global credit and liquidity crisis, resulting in extraordinarily challenging market conditions. Since then, market conditions have generally improved, but they could deteriorate in the future as a result of the mandatory reductions in federal spending beginning in 2013 or other factors.

The geographic distribution of the loans underlying, and collateral securing, certain of our investments subjects us to geographic real estate market risks, which could adversely affect the performance of our investments, our results of operations and financial condition.

The geographic distribution of the loans underlying, and collateral securing, our investments, including our Excess MSRs, Non-Agency RMBS and consumer loans, exposes us to risks associated with the real estate and commercial lending industry in general within the states and regions in which we hold significant investments. These risks include, without limitation: possible declines in the value of real estate; risks related to general and local economic conditions; possible lack of availability of mortgage funds; overbuilding; extended vacancies of properties; increases in competition, property taxes and operating expenses; changes in zoning laws; increased energy costs; unemployment; costs resulting from the clean-up of, and liability to third parties for damages resulting from, environmental problems; casualty or condemnation losses; uninsured damages from floods, earthquakes or other natural disasters; and changes in interest rates. As of December 31, 2012, 32.0% of the total unpaid principal amount of the residential mortgage loans underlying our Excess MSRs was secured by properties located in California and 10.1% was secured by properties located in Florida. As of December 31, 2012, 34.9% of the collateral securing our real estate securities was located in the Western U.S., 23.2% was located in the Southeastern U.S., 22.0% was located in the Northeastern U.S., 10.0% was located in the Midwestern U.S. and 9.9% was located in the Southwestern U.S. To the extent any of the foregoing risks arise in states and regions where we hold significant investments, the performance of our investments, our results of operations and our financial condition could suffer a material adverse effect.

We may invest in RMBS collateralized by subprime mortgage loans, which are subject to increased risks.

We may invest in RMBS backed by collateral pools of subprime residential mortgage loans. “Subprime” mortgage loans refer to mortgage loans that have been originated using underwriting standards that are less restrictive than the underwriting requirements used as standards for other first and junior lien mortgage loan purchase programs, such as the programs of Fannie Mae and Freddie Mac. These lower standards include mortgage loans made to borrowers having imperfect or impaired credit histories (including outstanding judgments or prior bankruptcies), mortgage loans where the amount of the loan at origination is 80% or more of the value of the mortgage property, mortgage loans made to borrowers with low credit scores, mortgage loans made to borrowers who have other debt that represents a large portion of their income and mortgage loans made to borrowers whose income is not required to be disclosed or verified. Due to economic conditions, including increased interest rates and lower home prices, as well as aggressive lending practices, subprime mortgage loans have in recent periods experienced increased rates of delinquency, foreclosure, bankruptcy and loss, and they are likely to continue to experience delinquency, foreclosure, bankruptcy and loss rates that are higher, and that may be substantially higher, than those experienced by mortgage loans underwritten in a more traditional manner. Thus, because of the higher delinquency rates and losses associated with subprime mortgage loans, the performance of RMBS backed by subprime mortgage loans in which we may invest could be correspondingly adversely affected, which could adversely impact our results of operations, financial condition and business.

The value of our RMBS may be adversely affected by deficiencies in servicing and foreclosure practices, as well as related delays in the foreclosure process.

Allegations of deficiencies in servicing and foreclosure practices among several large sellers and servicers of residential mortgage loans that surfaced in 2010 raised various concerns relating to such practices, including the improper execution of the documents used in foreclosure proceedings (so-called “robo signing”), inadequate documentation of transfers and registrations of mortgages and assignments of loans, improper modifications of loans, violations of representations and warranties at the date of securitization and failure to enforce put-backs.

As a result of alleged deficiencies in foreclosure practices, a number of servicers temporarily suspended foreclosure proceedings beginning in the second half of 2010 while they evaluated their foreclosure practices. In late 2010, a group of state attorneys general and state bank and mortgage regulators representing nearly all 50 states and the District of Columbia, along with the U.S. Justice Department and the Department of Housing and Urban Development, began an investigation into foreclosure practices of banks and servicers. The investigations and lawsuits by several state attorneys general led to a settlement agreement in early February 2012 with five of the nation’s largest banks, pursuant to which the banks agreed to pay more than $25 billion to settle claims relating to improper foreclosure practices. The settlement does not prohibit the states, the federal government, individuals or investors in RMBS from pursuing additional actions against the banks and servicers in the future.

The integrity of the servicing and foreclosure processes are critical to the value of the mortgage loan portfolios underlying our RMBS, and our financial results could be adversely affected by deficiencies in the conduct of those processes. For example, delays in the foreclosure process that have resulted from investigations into improper servicing practices may adversely affect the values of, and our losses on, our Non-Agency RMBS. Foreclosure delays may also increase the administrative expenses of the securitization trusts for the Non-Agency RMBS, thereby reducing the amount of funds available for distribution to investors. In addition, the subordinate classes of securities issued by the securitization trusts may continue to receive interest payments while the defaulted loans remain in the trusts, rather than absorbing the default losses. This may reduce the amount of credit support available for the senior classes we own, thus possibly adversely affecting these securities. Additionally, a substantial portion of the $25 billion settlement is a “credit” to the banks and servicers for principal write-downs or reductions they may make to certain mortgages underlying RMBS. There remains uncertainty as to how these principal reductions will work and what effect they will have on the value of related RMBS. As a result, there can be no assurance that any such principal reductions will not adversely affect the value of certain of our RMBS.

While we believe that the sellers and servicers would be in violation of their servicing contracts to the extent that they have improperly serviced mortgage loans or improperly executed documents in foreclosure or bankruptcy proceedings, or do not comply with the terms of servicing contracts when deciding whether to apply principal reductions, it may be difficult, expensive and time consuming for us to enforce our contractual rights. While we cannot predict exactly how the servicing and foreclosure matters or the resulting litigation or settlement agreements will affect our business, there can be no assurance that these matters will not have an adverse impact on our results of operations and financial condition.

The loans underlying the securities we invest in are subject to delinquency, foreclosure and loss, which could result in losses to us.

Mortgage backed securities are bonds or notes backed by loans. The ability of borrowers to repay these loans is dependent upon the income or assets of these borrowers. If a borrower has insufficient income or assets to repay these loans, it will default on its loan. Our investments in RMBS will be adversely affected by defaults under the loans underlying such securities. To the extent losses are realized on the loans underlying the securities in which we invest, we may not recover the amount invested in, or, in extreme cases, any of our investment in such securities.

Our investments in real estate related securities are subject to changes in credit spreads, which could adversely affect our ability to realize gains on the sale of such investments.

Real estate related securities are subject to changes in credit spreads. Credit spreads measure the yield demanded on securities by the market based on their credit relative to a specific benchmark.

Fixed rate securities are valued based on a market credit spread over the rate payable on fixed rate U.S. Treasuries of like maturity. Floating rate securities are valued based on a market credit spread over LIBOR and are affected similarly by changes in LIBOR spreads. Excessive supply of these securities combined with reduced demand will generally cause the market to require a higher yield on these securities, resulting in the use of a higher, or “wider,” spread over the benchmark rate to value such securities. Under such conditions, the value of our real estate related securities portfolios would tend to decline. Conversely, if the spread used to value such securities were to decrease, or “tighten,” the value of our real estate related securities portfolio would tend to increase. Such changes in the market value of our real estate securities portfolios may affect our net equity, net income or cash flow directly through their impact on unrealized gains or losses on available-for-sale securities, and therefore our ability to realize gains on such securities, or indirectly through their impact on our ability to borrow and access capital. During 2008 through the first quarter of 2009, credit spreads widened substantially. Widening credit spreads could cause the net unrealized gains on our securities and derivatives, recorded in accumulated other comprehensive income or retained earnings, and therefore our book value per share, to decrease and result in net losses.

Prepayment rates on the mortgage loans underlying our real estate related securities may adversely affect our profitability.

In general, the mortgages collateralizing our real estate related securities may be prepaid at any time without penalty. Prepayments on our real estate related securities result when homeowners/mortgagees satisfy (i.e., pay off) the mortgage upon selling or refinancing their mortgaged property. When we acquire a particular security, we anticipate that the underlying mortgage loans will prepay at a projected rate which, together with expected coupon income, provides us with an expected yield on such securities. If we purchase assets at a premium to par value, and borrowers prepay their mortgage loans faster than expected, the corresponding prepayments on the real estate related security may reduce the expected yield on such securities because we will have to amortize the related premium on an accelerated basis. Conversely, if we purchase assets at a discount to par value, when borrowers prepay their mortgage loans slower than expected, the decrease in corresponding prepayments on the real estate related security may reduce the expected yield on such securities because we will not be able to accrete the related discount as quickly as originally anticipated. Prepayment rates on loans are influenced by changes in mortgage and market interest rates and a variety of economic, geographic and other factors, all of which are beyond our control. Consequently, such prepayment rates cannot be predicted with certainty and no strategy can completely insulate us from prepayment or other such risks. In periods of declining interest rates, prepayment rates on mortgage loans generally increase. If general interest rates decline at the same time, the proceeds of such prepayments received during such periods are likely to be reinvested by us in assets yielding less than the yields on the assets that were prepaid. In addition, the market value of our real estate related securities may, because of the risk of prepayment, benefit less than other fixed-income securities from declining interest rates.

With respect to Agency ARM RMBS, we intend to purchase securities that have a higher coupon rate than the prevailing market interest rates. In exchange for a higher coupon rate, we would then pay a premium over par value to acquire these securities. In accordance with GAAP, we will amortize the premiums on our Agency ARM RMBS over the life of the related securities. If the mortgage loans securing these securities prepay at a more rapid rate than anticipated, we will have to amortize our premiums on an accelerated basis which may adversely affect our profitability. Defaults on Agency ARM RMBS typically have the same effect as prepayments because of the underlying Agency guarantee.

Prepayments, which are the primary feature of mortgage backed securities that distinguish them from other types of bonds, are difficult to predict and can vary significantly over time. As the holder of the security, on a monthly basis, we receive a payment equal to a portion of our investment principal in a particular security as the underlying mortgages are prepaid. In general, on the date each month that principal prepayments are announced (i.e., factor day), the value of our real estate related security pledged as collateral under our repurchase agreements is reduced by the amount of the prepaid principal and, as a result, our lenders will typically initiate a margin call requiring the pledge of additional collateral or cash, in an amount equal to such prepaid principal, in order to re-establish the required ratio of borrowing to collateral value under such repurchase agreements. Accordingly, with respect to our Agency ARM RMBS, the announcement on factor day of principal prepayments is in advance of our receipt of the related scheduled payment, thereby creating a short-term receivable for us in the amount of any such principal prepayments. However, under our repurchase agreements, we may receive a margin call relating to the related reduction in value of our Agency ARM RMBS and, prior to receipt of this short-term receivable, be required to post additional collateral or cash in the amount of the principal prepayment on or about factor day, which would reduce our liquidity during the period in which the short-term receivable is outstanding. As a result, in order to meet any such margin calls, we could be forced to sell assets in order to maintain liquidity. Forced sales under adverse market conditions may result in lower sales prices than ordinary market sales made in the normal course of business. If our real estate related securities were liquidated at prices below our amortized cost (i.e., the cost basis) of such assets, we would incur losses, which could adversely affect our earnings. In addition, in order to continue to earn a return on this prepaid principal, we must reinvest it in additional real estate related securities or other assets; however, if interest rates decline, we may earn a lower return on our new investments as compared to the real estate related securities that prepay.

Prepayments may have a negative impact on our financial results, the effects of which depend on, among other things, the timing and amount of the prepayment delay on our Agency ARM RMBS, the amount of unamortized premium on our real estate related securities, the rate at which prepayments are made on our Non-Agency RMBS, the reinvestment lag and the availability of suitable reinvestment opportunities.

Our investments in RMBS may be subject to significant impairment charges, which would adversely affect our results of operations.

We will be required to periodically evaluate our investments for impairment indicators. The value of an investment is impaired when our analysis indicates that, with respect to a security, it is probable that the value of the security is other than temporarily impaired. The judgment regarding the existence of impairment indicators is based on a variety of factors depending upon the nature of the investment and the manner in which the income related to such investment was calculated for purposes of our financial statements. If we determine that an impairment has occurred, we are required to make an adjustment to the net carrying value of the investment, which would adversely affect our results of operations in the applicable period and thereby adversely affect our ability to pay dividends to our stockholders.

The lenders under our repurchase agreements may elect not to extend financing to us, which could quickly and seriously impair our liquidity.

We finance a meaningful portion of our investments in RMBS with repurchase agreements, which are short-term financing arrangements. Under the terms of these agreements, we will sell a security to a counterparty for a specified price and concurrently agree to repurchase the same security from our counterparty at a later date for a higher specified price. During the term of the repurchase agreement—which can be as short as 30 days—the counterparty will make funds available to us and hold the security as collateral. Our counterparties can also require us to post additional margin as collateral at any time during the term of the agreement. When the term of a repurchase agreement ends, we will be required to repurchase the security for the specified repurchase price, with the difference between the sale and repurchase prices serving as the equivalent of paying interest to the counterparty in return for extending financing to us. If we want to continue to finance the security with a repurchase agreement, we ask the counterparty to extend—or “roll”—the repurchase agreement for another term.

Our counterparties are not required to roll our repurchase agreements upon the expiration of their stated terms, which subjects us to a number of risks. Counterparties electing to roll our repurchase agreements may charge higher spread and impose more onerous terms upon us, including the requirement that we post additional margin as collateral. More significantly, if a repurchase agreement counterparty elects not to extend our financing, we would be required to pay the counterparty the full repurchase price on the maturity date and find an alternate source of financing. Alternate sources of financing may be more expensive, contain more onerous terms or simply may not be available. If we were unable to pay the repurchase price for any security financed with a repurchase agreement, the counterparty has the right to sell the underlying security being held as collateral and require us to compensate it for any shortfall between the value of our obligation to the counterparty and the amount for which the collateral was sold (which may be a significantly discounted price). As of June 30, 2013, we had outstanding repurchase agreements with an aggregate face amount of approximately $413 million to finance Non-Agency RMBS and approximately $1.1 billion to finance Agency ARM RMBS. Moreover, our repurchase agreement obligations are currently with a limited number of counterparties. If any of our counterparties elected not to roll our repurchase agreements, we may not be able to find a replacement counterparty in a timely manner.

We may not be able to finance our investments on attractive terms or at all, and financing for Excess MSRs may be particularly difficult or impossible to obtain.

The ability to finance investments with securitizations or other long-term non-recourse financing not subject to margin requirements has been impaired since 2007 as a result of market conditions. In addition, it may be particularly challenging to securitize our investments in consumer loans, given that consumer loans are generally riskier than mortgage financing. These conditions make it highly likely that we will have to use less efficient forms of financing for any new investments, which will likely require a larger portion of our cash flows to be put toward making the initial investment and thereby reduce the amount of cash available for distribution to our stockholders and funds available for operations and investments, and which will also likely require us to assume higher levels of risk when financing our investments. In addition, there is no established market for financing of investments in Excess MSRs, and it is possible that one will not develop for a variety of reasons, such as the challenges with perfecting security interests in the underlying collateral.

As non-recourse long-term financing structures become available to us and are utilized, such structures expose us to risks which could result in losses to us.

We may use securitization and other non-recourse long-term financing for our investments to the extent available. In such structures, our lenders typically would have only a claim against the assets included in the securitizations rather than a general claim against us as an entity. Prior to any such financing, we would seek to finance our investments with relatively short-term facilities until a sufficient portfolio is accumulated. As a result, we would be subject to the risk that we would not be able to acquire, during the period that any short-term facilities are available, sufficient eligible assets or securities to maximize the efficiency of a securitization. We also bear the risk that we would not be able to obtain new short-term facilities or would not be able to renew any short-term facilities after they expire should we need more time to seek and acquire sufficient eligible assets or securities for a securitization. In addition, conditions in the capital markets may make the issuance of any such securitization less attractive to us even when we do have sufficient eligible assets or securities. While we would intend to retain the unrated equity component of securitizations and, therefore, still have exposure to any investments included in such securitizations, our inability to enter into such securitizations may increase our overall exposure to risks associated with direct ownership of such investments, including the risk of default. Our inability to refinance any short-term facilities would also increase our risk because borrowings thereunder would likely be recourse to us as an entity. If we are unable to obtain and renew short-term facilities or to consummate securitizations to finance our investments on a long-term basis, we may be required to seek other forms of potentially less attractive financing or to liquidate assets at an inopportune time or price.

Risks associated with our investment in the consumer loan sector could have a material adverse effect on our business and financial results.

We recently completed an investment in the consumer loan sector. Although many of the risks applicable to consumer loans are also applicable to residential real estate loans, and thus the type of risks that we have experience managing, there are nevertheless substantial risks and uncertainties associated with engaging in a new category of investment. There may be factors that affect the consumer loan sector with which we are not as familiar compared to the residential mortgage loan sector. Moreover, our underwriting assumptions for these investments may prove to be materially incorrect. It is also possible that the addition of consumer loans to our investment portfolio could divert our Manager’s time away from our other investments. Furthermore, external factors, such as compliance with regulations, may also impact our ability to succeed in the consumer loan investment sector. Failure to successfully manage these risks could have a material adverse effect on our business and financial results.

The consumer loans underlying our investments are subject to delinquency and loss, which could have a negative impact on our financial results.

The ability of borrowers to repay the consumer loans underlying our investments may be adversely affected by numerous personal factors, including unemployment, divorce, major medical expenses or personal bankruptcy. General factors, including an economic downturn, high energy costs or acts of God or terrorism, may also affect the financial stability of borrowers and impair their ability or willingness to repay the consumer loans in our investment portfolio. In the event of any default under a loan in the consumer loan portfolio in which we have invested, we will bear a risk of loss of principal to the extent of any deficiency between the value of the collateral securing the loan, if any, and the principal and accrued interest of the loan. In addition, our investments in consumer loans may entail greater risk than our investments in residential real estate loans, particularly in the case of consumer loans that are unsecured or secured by assets that depreciate rapidly. In such cases, repossessed collateral for a defaulted consumer loan may not provide an adequate source of repayment for the outstanding loan and the remaining deficiency often does not warrant further substantial collection efforts against the borrower. There can be no guarantee that we will not suffer unexpected losses on our investments as a result of the factors set out above, which could have a negative impact on our financial results.

The servicer of the loans underlying our consumer loan investment may not be able to accurately track the default status of senior lien loans in instances where our consumer loan investments are secured by second or third liens on real estate.

A portion of our investment in consumer loans is secured by second and third liens on real estate. When we hold the second or third lien another creditor or creditors, as applicable, holds the first and/or second, as applicable, lien on the real estate that is the subject of the security. In these situations our second or third lien is subordinate in right of payment to the first and/or second, as applicable, holder’s right to receive payment. Moreover, as the servicer of the loans underlying our consumer loan portfolio is not able to track the default status of a senior lien loan in instances where we do not hold the related first mortgage, the value of the second or third lien loans in our portfolio may be lower than our estimates indicate.

The consumer loan investment sector is subject to various initiatives on the part of advocacy groups and extensive regulation and supervision under federal, state and local laws, ordinances and regulations, which could have a negative impact on our financial results.

In recent years consumer advocacy groups and some media reports have advocated governmental action to prohibit or place severe restrictions on the types of short-term consumer loans in which we have invested. Such consumer advocacy groups and media reports generally focus on the Annual Percentage Rate to a consumer for this type of loan, which is compared unfavorably to the interest typically charged by banks to consumers with top-tier credit histories. The fees charged on the consumer loans in the portfolio in which we have invested may be perceived as controversial by those who do not focus on the credit risk and high transaction costs typically associated with this type of investment. If the negative characterization of these types of loans becomes increasingly accepted by consumers, demand for the consumer loan products in which we have invested could significantly decrease. Additionally, if the negative characterization of these types of loans is accepted by legislators and regulators, we could become subject to more restrictive laws and regulations in the area.

In addition, we are, or may become, subject to federal, state and local laws, regulations, or regulatory policies and practices, including the Dodd-Frank Act (which, among other things, established the Consumer Finance Protection Bureau with broad authority to regulate and examine financial institutions), which may, amongst other things, limit the amount of interest or fees allowed to be charged on the consumer loans underlying our investments, or the number of consumer loans that customers may receive or have outstanding. The operation of existing or future laws, ordinances and regulations could interfere with the focus of our investments which could have a negative impact on our financial results.

Our determination of how much leverage to apply to our investments may adversely affect our return on our investments and may reduce cash available for distribution.

We may leverage our assets through a variety of borrowings. Our investment guidelines do not limit the amount of leverage we may incur with respect to any specific asset or pool of assets. The return we are able to earn on our investments and cash available for distribution to our stockholders may be significantly reduced due to changes in market conditions, which may cause the cost of our financing to increase relative to the income that can be derived from our assets.

We may not match fund certain of our investments, which may increase the risks associated with these investments.

When available, a match funding strategy mitigates the risk of not being able to refinance an investment on favorable terms or at all. However, our Manager may elect for us to bear a level of refinancing risk on a short-term or longer-term basis, as in the case of investments financed with repurchase agreements, when, based on its analysis, our Manager determines that bearing such risk is advisable or unavoidable (which we expect to be the case generally with respect to the Agency ARM RMBS in which we invest). In addition, we may be unable, as a result of conditions in the credit markets, to match fund our investments. For example since the 2008 recession, non-recourse term financing not subject to margin requirements has been more difficult to obtain, which impairs our ability to match fund our investments. Moreover, we may not be able to enter into interest rate swaps. A decision not to, or the inability to, match fund certain investments exposes us to additional risks.

Furthermore, we anticipate that, in most cases, for any period during which our floating rate assets are not match funded with respect to maturity, the income from such assets may respond more slowly to interest rate fluctuations than the cost of our borrowings. Because of this dynamic, interest income from such investments may rise more slowly than the related interest expense, with a consequent decrease in our net income. Interest rate fluctuations resulting in our interest expense exceeding interest income would result in operating losses for us from these investments.

Accordingly, if we do not or are unable to match fund our investments with respect to maturities and interest rates, we will be exposed to the risk that we may not be able to finance or refinance our investments on economically favorable terms or may have to liquidate assets at a loss.

Interest rate fluctuations and shifts in the yield curve may cause losses.

Interest rates are highly sensitive to many factors, including governmental monetary and tax policies, domestic and international economic and political considerations and other factors beyond our control. Our primary interest rate exposures relate to our investments in Excess MSRs, RMBS, consumer loans and any floating rate debt obligations that we may incur. Changes in interest rates, including changes in expected interest rates or “yield curves,” affect our business in a number of ways. Changes in the general level of interest rates can affect our net interest income, which is the difference between the interest income earned on our interest-earning assets and the interest expense incurred in connection with our interest-bearing liabilities and hedges. Changes in the level of interest rates also can affect, among other things, our ability to acquire real estate related securities at attractive prices, the value of our real estate related securities and derivatives and our ability to realize gains from the sale of such assets. We may wish to use hedging transactions to protect certain positions from interest rate fluctuations, but we may not be able to do so as a result of market conditions, REIT rules or other reasons. In such event, interest rate fluctuations could adversely affect our financial condition and results of operations.

In the event of a significant rising interest rate environment and/or economic downturn, loan and collateral defaults may increase and result in credit losses that would adversely affect our liquidity and operating results.

Our ability to execute our business strategy, particularly the growth of our investment portfolio, depends to a significant degree on our ability to obtain additional capital. Our financing strategy for our real estate related securities is dependent on our ability to place the match funded debt we use to finance our investments at rates that provide a positive net spread. If spreads for such liabilities widen or if demand for such liabilities ceases to exist, then our ability to execute future financings will be severely restricted.

Interest rate changes may also impact our net book value as our real estate related securities are marked to market each quarter. Debt obligations are not marked to market. Generally, as interest rates increase, the value of our fixed rate securities decreases, which will decrease the book value of our equity.

Furthermore, shifts in the U.S. Treasury yield curve reflecting an increase in interest rates would also affect the yield required on our real estate related securities and therefore their value. For example, increasing interest rates would reduce the value of the fixed rate assets we hold at the time because the higher yields required by increased interest rates result in lower market prices on existing fixed rate assets in order to adjust the yield upward to meet the market, and vice versa. This would have similar effects on our real estate related securities portfolio and our financial position and operations to a change in interest rates generally.

Any hedging transactions that we enter into may limit our gains or result in losses.

We may use, when feasible and appropriate, derivatives to hedge a portion of our interest rate exposure, and this approach has certain risks, including the risk that losses on a hedge position will reduce the cash available for distribution to stockholders and that such losses may exceed the amount invested in such instruments. We have adopted a general policy with respect to the use of derivatives, which generally allows us to use derivatives where appropriate, but does not set forth specific policies and procedures or require that we hedge any specific amount of risk. From time to time, we may use derivative instruments, including forwards, futures, swaps and options, in our risk management strategy to limit the effects of changes in interest rates on our operations. A hedge may not be effective in eliminating all of the risks inherent in any particular position. Our profitability may be adversely affected during any period as a result of the use of derivatives.

There are limits to the ability of any hedging strategy to protect us completely against interest rate risks. When rates change, we expect the gain or loss on derivatives to be offset by a related but inverse change in the value of any items that we hedge. We cannot assure you, however, that our use of derivatives will offset the risks related to changes in interest rates. We cannot assure you that our hedging strategy and the derivatives that we use will adequately offset the risk of interest rate volatility or that our hedging transactions will not result in losses. In addition, our hedging strategy may limit our flexibility by causing us to refrain from taking certain actions that would be potentially profitable but would cause adverse consequences under the terms of our hedging arrangements.

The REIT provisions of the Code limit our ability to hedge. In managing our hedge instruments, we consider the effect of the expected hedging income on the REIT qualification tests that limit the amount of gross income that a REIT may receive from hedging. We need to carefully monitor, and may have to limit, our hedging strategy to assure that we do not realize hedging income, or hold hedges having a value, in excess of the amounts that would cause us to fail the REIT gross income and asset tests.

Accounting for derivatives under U.S. generally accepted accounting principles (“GAAP”) is extremely complicated. Any failure by us to account for our derivatives properly in accordance with GAAP in our financial statements could adversely affect our earnings.

Maintenance of our 1940 Act exemption imposes limits on our operations.

We intend to conduct our operations in reliance on an exemption from registration as an investment company under the 1940 Act. The assets that we may acquire, therefore, are limited by the provisions of the 1940 Act and the rules and regulations promulgated under the 1940 Act.

We intend to conduct our operations so that we may rely upon the exemption from registration as an investment company under the 1940 Act pursuant to Section 3(c)(5)(C) of the 1940 Act. We expect to rely on guidance published by the SEC or its staff or on our analyses of such guidance to determine which assets are qualifying real estate assets and real estate related assets. To the extent that the SEC or its staff publishes new or different guidance with respect to these matters, we may be required to adjust our strategy and portfolio composition accordingly. In addition, we may be limited in our ability to make certain investments and these limitations could result in our holding assets that we might wish to sell or selling assets we might wish to hold. In addition, we could, among other things, be required either (a) to change the manner in which we conduct our operations in order to maintain our exemption from registration as an investment company or (b) to register as an investment company, either of which could adversely affect us and the market price for our stock.

In August 2011, the SEC issued a concept release pursuant to which it solicited public comments on a wide range of issues relating to companies engaged in the business of acquiring mortgages and mortgage-related instruments and that rely on Section 3(c)(5)(C) of the 1940 Act. The SEC solicited views about the application of the 1940 Act to mortgage REITs and suggestions on the steps that the SEC should take to provide greater clarity, consistency or regulatory certainty with respect to Section 3(c)(5)(C). The SEC noted that in light of the evolution of mortgage REITs and the development of new and complex mortgage-related instruments, the SEC was reviewing interpretive issues under Section 3(c)(5)(C) and the sufficiency of SEC guidance pursuant to which such companies make judgments regarding their qualification under Section 3(c)(5)(C). The SEC sought comments on topics including the operation of mortgage REITs and their role in the mortgage markets; the similarities and differences between mortgage REITs and investment companies, the nature of the assets that qualify for purposes of the exemption, the sufficiency of the SEC’s guidance with respect to such assets, types of assets where further guidance may be needed and whether the existing asset qualification tests are appropriate; and whether mortgage REITs should be regulated in a manner similar to investment companies. The SEC requested comments on the concept release by November 7, 2011. The concept release and the public comments thereto have not yet resulted in SEC rulemaking or interpretative guidance and we cannot predict what form any such rulemaking or interpretive guidance may take. There can be no assurance that the laws and regulations governing the 1940 Act status of REITs, or guidance from the SEC or its staff regarding these exemptions, will not change in a manner that adversely affects our operations. If the SEC takes action that could result in our failure to maintain an exception or exemption from the 1940 Act, we could, among other things, be required either to (a) change the manner in which we conduct our operations in order to maintain our exemption from registration as an investment company, (b) effect sales of our assets in a manner that, or at a time when, we would not otherwise choose to do so, or (c) register as an investment company, any of which could have a material adverse effect on us and the market price of our securities. If we were required to register as an investment company under the 1940 Act, we would become subject to substantial regulation with respect to our capital structure (including our ability to use leverage), management, operations, transactions with affiliated persons (as defined in the 1940 Act), portfolio composition, including restrictions with respect to diversification and industry concentration, our ability to make distributions and other matters. Maintenance of our exemption under the 1940 Act generally limits the amount of our investments in non-real estate related assets to no more than 20% of our total assets. To the extent we acquire significant non-real estate related assets in the future, in order to maintain our exemption under the 1940 Act, we may need to offset those acquisitions with additional qualifying assets which may not generate risk-adjusted returns as attractive as those generated by the non-real estate related assets.

Rapid changes in the values of assets that we hold may make it more difficult for us to maintain our qualification as a REIT or our exemption from the 1940 Act.

If the market value or income potential of qualifying assets for purposes of our qualification as a REIT or our exemption from registration as an investment company under the 1940 Act declines as a result of increased interest rates, changes in prepayment rates or other factors, we may need to increase our investments in qualifying assets and/or liquidate our non-qualifying assets to maintain our REIT qualification or our exemption from registration under the 1940 Act. If the decline in market values or income occurs quickly, this may be especially difficult to accomplish. This difficulty may be exacerbated by the illiquid nature of any non-qualifying assets we may own. We may have to make investment decisions that we otherwise would not make absent the intent to maintain our qualification as a REIT and exemption from registration under the 1940 Act.

We are subject to significant competition, and we may not compete successfully.

We are subject to significant competition in seeking investments. We compete with other companies, including other REITs, insurance companies and other investors, including funds and companies affiliated with our Manager. Some of our competitors have greater resources than we possess or have greater access to capital or various types of financing structures than are available to us, and we may not be able to compete successfully for investments or provide attractive investment returns relative to our competitors. These competitors may be willing to accept lower returns on their investments and, as a result, our profit margins could be adversely affected. Furthermore, competition for investments that are suitable for us may lead to the returns available from such investments decreasing, which may further limit our ability to generate our desired returns. We cannot assure you that other companies will not be formed that compete with us for investments or otherwise pursue investment strategies similar to ours or that we will be able to complete successfully against any such companies.

Furthermore, we currently do not intend to build a mortgage servicing platform. Therefore, we may not be an attractive buyer for those sellers of MSRs that prefer to sell MSRs and their mortgage servicing platform in a single transaction. Since our business model does not currently include acquiring and running servicing platforms, to engage in a bid for such a business we would need to find a servicer to acquire and run the platform or we would need to incur additional costs to shut down the acquired servicing platform. The need to work with a servicer in these situations increases the complexity of such potential acquisitions, and Nationstar may be unwilling or unable to act as servicer or subservicer on any Excess MSRs acquisition we want to execute. The complexity of these transactions and the additional costs incurred by us if we were to execute future acquisitions of this type could adversely affect our future operating results.

The valuations of our assets are subject to uncertainty since most of our assets are not traded in an active market.

There is not anticipated to be an active market for most of the assets in which we will invest. In the absence of market comparisons, we will use other pricing methodologies, including, for example, models based on assumptions regarding expected trends, historical trends following market conditions believed to be comparable to the then current market conditions and other factors believed at the time to be likely to influence the potential resale price of, or the potential cash flows derived from, an investment. Such methodologies may not prove to be accurate and any inability to accurately price assets may result in adverse consequences for us. A valuation is only an estimate of value and is not a precise measure of realizable value. Ultimate realization of the market value of a private asset depends to a great extent on economic and other conditions beyond our control. Further, valuations do not necessarily represent the price at which a private investment would sell since market prices of private investments can only be determined by negotiation between a willing buyer and seller. If we were to liquidate a particular private investment, the realized value may be more than or less than the valuation of such asset as carried on our books.

Changes in accounting rules could occur at any time and could impact us in significantly negative ways that we are unable to predict or protect against.

As has been widely publicized, the SEC, the Financial Accounting Standards Board (the “FASB”) and other regulatory bodies that establish the accounting rules applicable to us have recently proposed or enacted a wide array of changes to accounting rules. Moreover, in the future these regulators may propose additional changes that we do not currently anticipate. Changes to accounting rules that apply to us could significantly impact our business or our reported financial performance in negative ways that we cannot predict or protect against. We cannot predict whether any changes to current accounting rules will occur or what impact any codified changes will have on our business, results of operations, liquidity or financial condition.

A prolonged economic slowdown, a lengthy or severe recession, or declining real estate values could harm our operations.

We believe the risks associated with our business are more severe during periods in which an economic slowdown or recession is accompanied by declining real estate values, as was the case in 2008. Declining real estate values generally reduce the level of new mortgage loan originations, since borrowers often use increases in the value of their existing properties to support the purchase of, or investment in, additional properties. Borrowers may also be less able to pay principal and interest on the loans underlying our securities and our Excess MSRs, if the real estate economy weakens. Further, declining real estate values significantly increase the likelihood that we will incur losses on our securities in the event of default because the value of our collateral may be insufficient to cover our basis. Any sustained period of increased payment delinquencies, foreclosures or losses could adversely affect our net interest income from the assets in our portfolio, which would significantly harm our revenues, results of operations, financial condition, liquidity, business prospects and our ability to make distributions to our stockholders.

Compliance with changing regulation of corporate governance and public disclosure has and will continue to result in increased compliance costs and pose challenges for our management team.

Many aspects of the Dodd-Frank Act are subject to rulemaking and will take effect over several years, making it difficult to anticipate the overall financial impact on us and, more generally, the financial services and mortgage industries. Additionally, we cannot predict whether there will be additional proposed laws or reforms that would affect us, whether or when such changes may be adopted, how such changes may be interpreted and enforced or how such changes may affect us. However, the costs of complying with any additional laws or regulations could have a material effect on our financial condition and results of operations.

RISKS RELATED TO OUR MANAGER

We are dependent on our Manager and may not find a suitable replacement if our Manager terminates the Management Agreement.

We have no employees. Our officers and other individuals who perform services for us are employees of our Manager. We are completely reliant on our Manager, which has significant discretion as to the implementation of our operating policies and strategies, to conduct our business. We are subject to the risk that our Manager will terminate the Management Agreement and that we will not be able to find a suitable replacement for our Manager in a timely manner, at a reasonable cost or at all. Furthermore, we are dependent on the services of certain key employees of our Manager whose compensation is partially or entirely dependent upon the amount of incentive or management compensation earned by our Manager and whose continued service is not guaranteed, and the loss of such services could adversely affect our operations.

There are conflicts of interest in our relationship with our Manager.

Our Management Agreement with our Manager was not negotiated at arm’s-length, and its terms, including fees payable, may not be as favorable to us as if it had been negotiated with an unaffiliated third party.

There are conflicts of interest inherent in our relationship with our Manager insofar as our Manager and its affiliates—including investment funds, private investment funds, or businesses managed by our Manager, including Newcastle, Nationstar and Springleaf—invest in real estate related securities, consumer loans and Excess MSRs and whose investment objectives overlap with our investment objectives. Certain investments appropriate for us may also be appropriate for one or more of these other investment vehicles. Certain members of our board of directors and employees of our Manager who are our officers also serve as officers and/or directors of these other entities. For example, we have some of the same directors and officers as Newcastle. Although we have the same Manager, we may compete with entities affiliated with our Manager or Fortress, including Newcastle, for certain target assets. From time to time, affiliates of Fortress focus on investments in assets with a similar profile as our target assets that we may seek to acquire. These affiliates may have meaningful purchasing capacity, which may change over time depending upon a variety of factors, including, but not limited to, available equity capital and debt financing, market conditions and cash on hand. Currently, Fortress has two funds primarily focused on investing in Excess MSRs with approximately $1.7 billion and $600 million in capital commitments in aggregate. We intend to co-invest with these funds in Excess MSRs. Fortress funds generally have a fee structure similar to ours, but the fees actually paid will vary depending on the size, terms and performance of each fund. Fortress had approximately $54.6 billion of assets under management as of June 30, 2013.

Our Management Agreement with our Manager generally does not limit or restrict our Manager or its affiliates from engaging in any business or managing other pooled investment vehicles that invest in investments that meet our investment objectives. Our Manager intends to engage in additional real estate related management and real estate and other investment opportunities in the future, which may compete with us for investments or result in a change in our current investment strategy. In addition, our certificate of incorporation provides that if Fortress or an affiliate or any of their officers, directors or employees acquire knowledge of a potential transaction that could be a corporate opportunity, they have no duty, to the fullest extent permitted by law, to offer such corporate opportunity to us, our stockholders or our affiliates. In the event that any of our directors and officers who is also a director, officer or employee of Fortress or its affiliates acquires knowledge of a corporate opportunity or is offered a corporate opportunity, provided that this knowledge was not acquired solely in such person’s capacity as a director or officer of New Residential and such person acts in good faith, then to the fullest extent permitted by law such person is deemed to have fully satisfied such person’s fiduciary duties owed to us and is not liable to us if Fortress or its affiliates pursues or acquires the corporate opportunity or if such person did not present the corporate opportunity to us.

The ability of our Manager and its officers and employees to engage in other business activities, subject to the terms of our Management Agreement with our Manager, may reduce the amount of time our Manager, its officers or other employees spend managing us. In addition, we may engage (subject to our investment guidelines) in material transactions with our Manager or another entity managed by our Manager or one of its affiliates, including Newcastle, Nationstar and Springleaf, which may include, but are not limited to, certain financing arrangements, purchases of debt, co-investments in Excess MSRs, consumer loans, servicing advances and other assets that present an actual, potential or perceived conflict of interest. It is possible that actual, potential or perceived conflicts could give rise to investor dissatisfaction, litigation or regulatory enforcement actions. Appropriately dealing with conflicts of interest is complex and difficult, and our reputation could be damaged if we fail, or appear to fail, to deal appropriately with one or more potential, actual or perceived conflicts of interest. Regulatory scrutiny of, or litigation in connection with, conflicts of interest could have a material adverse effect on our reputation, which could materially adversely affect our business in a number of ways, including causing an inability to raise additional funds, a reluctance of counterparties to do business with us, a decrease in the prices of our equity securities and a resulting increased risk of litigation and regulatory enforcement actions.

The management compensation structure that we have agreed to with our Manager, as well as compensation arrangements that we may enter into with our Manager in the future (in connection with new lines of business or other activities), may incentivize our Manager to invest in high risk investments. In addition to its management fee, our Manager is currently entitled to receive incentive compensation. In evaluating investments and other management strategies, the opportunity to earn incentive compensation may lead our Manager to place undue emphasis on the maximization of such measures at the expense of other criteria, such as preservation of capital, in order to achieve higher incentive compensation. Investments with higher yield potential are generally riskier or more speculative than lower-yielding investments. Moreover, because our Manager receives compensation in the form of options in connection with the completion of our common equity offerings, our Manager may be incentivized to cause us to issue additional common stock, which could be dilutive to existing stockholders.

It would be difficult and costly to terminate our Management Agreement with our Manager.

It would be difficult and costly for us to terminate our Management Agreement with our Manager. The Management Agreement may only be terminated annually upon (i) the affirmative vote of at least two-thirds of our independent directors, or by a vote of the holders of a simple majority of the outstanding shares of our common stock, that there has been unsatisfactory performance by our Manager that is materially detrimental to us or (ii) a determination by a simple majority of our independent directors that the management fee payable to our Manager is not fair, subject to our Manager’s right to prevent such a termination by accepting a mutually acceptable reduction of fees. Our Manager will be provided 60 days’ prior notice of any termination and will be paid a termination fee equal to the amount of the management fee earned by the Manager during the twelve-month period preceding such termination. In addition, following any termination of the Management Agreement, our Manager may require us to purchase its right to receive incentive compensation at a price determined as if our assets were sold for their fair market value (as determined by an appraisal, taking into account, among other things, the expected future value of the underlying investments) or otherwise we may continue to pay the incentive compensation to our Manager. These provisions may increase the effective cost to us of terminating the Management Agreement, thereby adversely affecting our ability to terminate our Manager without cause.

Our directors have approved broad investment guidelines for our Manager and do not approve each investment decision made by our Manager. In addition, we may change our investment strategy without a stockholder vote, which may result in our making investments that are different, riskier or less profitable than our current investments.

Our Manager is authorized to follow broad investment guidelines. For more information about our investment guidelines, see “Business—Investment Guidelines” included elsewhere in this prospectus. Consequently, our Manager has great latitude in determining the types and categories of assets it may decide are proper investments for us, including the latitude to invest in types and categories of assets that may differ from those in which we currently invest. Our directors will periodically review our investment guidelines and our investment portfolio. However, our board does not review or pre-approve each proposed investment or our related financing arrangements. In addition, in conducting periodic reviews, the directors rely primarily on information provided to them by our Manager. Furthermore, transactions entered into by our Manager may be difficult or impossible to unwind by the time they are reviewed by the directors even if the transactions contravene the terms of the Management Agreement. In addition, we may change our investment strategy, including our target asset classes, without a stockholder vote.

Our investment strategy may evolve in light of existing market conditions and investment opportunities, and this evolution may involve additional risks depending upon the nature of the assets in which we invest and our ability to finance such assets on a short or long-term basis. Investment opportunities that present unattractive risk-return profiles relative to other available investment opportunities under particular market conditions may become relatively attractive under changed market conditions and changes in market conditions may therefore result in changes in the investments we target. Decisions to make investments in new asset categories present risks that may be difficult for us to adequately assess and could therefore reduce our ability to pay dividends on our common stock or have adverse effects on our liquidity or financial condition. A change in our investment strategy may also increase our exposure to interest rate, foreign currency, real estate market or credit market fluctuations. In addition, a change in our investment strategy may increase our use of non-match-funded financing, increase the guarantee obligations we agree to incur or increase the number of transactions we enter into with affiliates. Our failure to accurately assess the risks inherent in new asset categories or the financing risks associated with such assets could adversely affect our results of operations and our financial condition.

Our Manager will not be liable to us for any acts or omissions performed in accordance with the Management Agreement, including with respect to the performance of our investments.

Pursuant to our Management Agreement, our Manager will not assume any responsibility other than to render the services called for thereunder in good faith and will not be responsible for any action of our board of directors in following or declining to follow its advice or recommendations. Our Manager, its members, managers, officers and employees will not be liable to us or any of our subsidiaries, to our board of directors, or our or any subsidiary’s stockholders or partners for any acts or omissions by our Manager, its members, managers, officers or employees, except by reason of acts constituting bad faith, willful misconduct, gross negligence or reckless disregard of our Manager’s duties under our Management Agreement. We shall, to the full extent lawful, reimburse, indemnify and hold our Manager, its members, managers, officers and employees and each other person, if any, controlling our Manager harmless of and from any and all expenses, losses, damages, liabilities, demands, charges and claims of any nature whatsoever (including attorneys’ fees) in respect of or arising from any acts or omissions of an indemnified party made in good faith in the performance of our Manager’s duties under our Management Agreement and not constituting such indemnified party’s bad faith, willful misconduct, gross negligence or reckless disregard of our Manager’s duties under our Management Agreement.

Our Manager’s due diligence of investment opportunities or other transactions may not identify all pertinent risks, which could materially affect our business, financial condition, liquidity and results of operations.

Our Manager intends to conduct due diligence with respect to each investment opportunity or other transaction it pursues. It is possible, however, that our Manager’s due diligence processes will not uncover all relevant facts, particularly with respect to any assets we acquire from third parties. In these cases, our Manager may be given limited access to information about the investment and will rely on information provided by the target of the investment. In addition, if investment opportunities are scarce, the process for selecting bidders is competitive, or the timeframe in which we are required to complete diligence is short, our ability to conduct a due diligence investigation may be limited, and we would be required to make investment decisions based upon a less thorough diligence process than would otherwise be the case. Accordingly, investments and other transactions that initially appear to be viable may prove not to be over time, due to the limitations of the due diligence process or other factors.

The ownership by our executive officers and directors of shares of common stock, options, or other equity awards of Newcastle may create, or may create the appearance of, conflicts of interest.

Some of our directors, officers and other employees of our Manager hold positions with Newcastle and own Newcastle common stock, options to purchase Newcastle common stock or other equity awards. Such ownership may create, or may create the appearance of, conflicts of interest when these directors and officers are faced with decisions that could have different implications for Newcastle than they do for us.

RISKS RELATED TO THE FINANCIAL MARKETS

We do not know what impact the Dodd-Frank Act will have on our business.

On July 21, 2010, the U.S. enacted the Dodd-Frank Act. The Dodd-Frank Act affects almost every aspect of the U.S. financial services industry, including certain aspects of the markets in which we operate. The Dodd-Frank Act imposes new regulations on us and how we conduct our business. For example, the Dodd-Frank Act will impose additional disclosure requirements for public companies and generally require issuers or originators of asset-backed securities to retain at least five percent of the credit risk associated with the securitized assets.

The Dodd-Frank Act imposes mandatory clearing and will impose exchange-trading and margin requirements on many derivatives transactions (including formerly unregulated over-the-counter derivatives) in which we may engage. The Dodd-Frank Act also creates new categories of regulated market participants, such as “swap-dealers,” “security-based swap dealers,” “major swap participants” and “major security-based swap participants,” who will be subject to significant new capital, registration, recordkeeping, reporting, disclosure, business conduct and other regulatory requirements that will give rise to new administrative costs.

Even if certain new requirements are not directly applicable to us, they may still increase our costs of entering into transactions with the parties to whom the requirements are directly applicable. Moreover, new exchange-trading and trade reporting requirements may lead to reductions in the liquidity of derivative transactions, causing higher pricing or reduced availability of derivatives, or the reduction of arbitrage opportunities for us, which could adversely affect the performance of certain of our trading strategies. Importantly, many key aspects of the changes imposed by the Dodd-Frank Act will be established by various regulatory bodies and other groups over the next several years. As a result, we do not know how significantly the Dodd-Frank Act will affect us. It is possible that the Dodd-Frank Act could, among other things, increase our costs of operating as a public company, impose restrictions on our ability to securitize assets and reduce our investment returns on securitized assets.

We do not know what impact certain U.S. government programs intended to stabilize the economy and the financial markets will have on our business.

In recent years, the U.S. government has taken a number of steps to attempt to strengthen the financial markets and U.S. economy, including direct government investments in, and guarantees of, troubled financial institutions as well as government-sponsored programs such as the Term Asset-Backed Securities Loan Facility program and the Public Private Investment Partnership Program. The U.S. government continues to evaluate or implement an array of other measures and programs intended to help improve U.S. financial and market conditions. While conditions appear to have improved relative to the depths of the global financial crisis, it is not clear whether this improvement is real or will last for a significant period of time. It is not clear what impact the government’s future actions to improve financial and market conditions will have on our business. We may not derive any meaningful benefit from these programs in the future. Moreover, if any of our competitors are able to benefit from one or more of these initiatives, they may gain a significant competitive advantage over us.

The federal conservatorship of Fannie Mae and Freddie Mac and related efforts, along with any changes in laws and regulations affecting the relationship between these agencies and the U.S. government, may adversely affect our business.

Due to increased market concerns about the ability of Fannie Mae and Freddie Mac to withstand future credit losses associated with securities held in their investment portfolios, and on which they provide guarantees without the direct support of the U.S. federal government, on July 30, 2008, the U.S. government passed the Housing and Economic Recovery Act of 2008. On September 7, 2008, the FHFA, placed Fannie Mae and Freddie Mac into conservatorship and, together with the U.S. Treasury, established a program designed to boost investor confidence in their respective debt and MBS.

As the conservator of Fannie Mae and Freddie Mac, the FHFA controls and directs the operations of Fannie Mae and Freddie Mac and may (i) take over the assets and operations of Fannie Mae and Freddie Mac with all the powers of the shareholders, the directors and the officers of Fannie Mae and Freddie Mac and conduct all business of Fannie Mae and Freddie Mac; (ii) collect all obligations and money due to Fannie Mae and Freddie Mac; (iii) perform all functions of Fannie Mae and Freddie Mac which are consistent with the conservator’s appointment; (iv) preserve and conserve the assets and property of Fannie Mae and Freddie Mac; and (v) contract for assistance in fulfilling any function, activity, action or duty of the conservator.

In addition to the FHFA becoming the conservator of Fannie Mae and Freddie Mac, the U.S. Treasury and the FHFA have entered into preferred stock purchase agreements among the U.S. Treasury, Fannie Mae and Freddie Mac pursuant to which the U.S. Treasury will ensure that each of Fannie Mae and Freddie Mac maintains a positive net worth.

Although the U.S. Treasury has committed capital to Fannie Mae and Freddie Mac, these actions may not be adequate for their needs. If these actions are inadequate, Fannie Mae and Freddie Mac could continue to suffer losses and could fail to honor their guarantees and other obligations. The future roles of Fannie Mae and Freddie Mac could be significantly reduced and the nature of their guarantees could be considerably limited relative to historical measurements. Any changes to the nature of the guarantees provided by Fannie Mae and Freddie Mac could redefine what constitutes agency and government conforming MBS and could have broad adverse market implications. Such market implications could adversely affect our business and prospects.

Legislation that permits modifications to the terms of outstanding loans may negatively affect our business, financial condition and results of operations.

The U.S. government has enacted legislation that enables government agencies to modify the terms of a significant number of residential and other loans to provide relief to borrowers without the applicable investor’s consent. These modifications allow for outstanding principal to be deferred, interest rates to be reduced, the term of the loan to be extended or other terms to be changed in ways that can permanently eliminate the cash flow (principal and interest) associated with a portion of the loan. These modifications are currently reducing, or in the future may reduce, the value of a number of our current or future investments, including investments in mortgage backed securities and Excess MSRs. As a result, such loan modifications are negatively affecting our business, results of operations and financial condition. In addition, certain market participants propose reducing the amount of paperwork required by a borrower to modify a loan, which could increase the likelihood of fraudulent modifications and materially harm the U.S. mortgage market and investors that have exposure to this market. Additional legislation intended to provide relief to borrowers may be enacted and could further harm our business, results of operations and financial condition.

RISKS RELATED TO OUR TAXATION AS A REIT

Our failure to qualify as a REIT would result in higher taxes and reduced cash available for distribution to our stockholders.

We intend to operate in a manner intended to qualify us as a REIT for U.S. federal income tax purposes. Our ability to satisfy the asset tests depends upon our analysis of the fair market values of our assets, some of which are not susceptible to a precise determination, and for which we do not obtain independent appraisals. Our compliance with the REIT income and quarterly asset requirements also depends upon our ability to successfully manage the composition of our income and assets on an ongoing basis. Moreover, the proper classification of one or more of our investments may be uncertain in some circumstances, which could affect the application of the REIT qualification requirements. Accordingly, there can be no assurance that the IRS, will not contend that our investments violate the REIT requirements.

If we were to fail to qualify as a REIT in any taxable year, we would be subject to U.S. federal income tax, including any applicable alternative minimum tax, on our taxable income at regular corporate rates, and distributions to stockholders would not be deductible by us in computing our taxable income. Any such corporate tax liability could be substantial and would reduce the amount of cash available for distribution to our stockholders, which in turn could have an adverse impact on the value of, and trading prices for, our stock. Unless entitled to relief under certain provisions of the Code, we also would be disqualified from taxation as a REIT for the four taxable years following the year during which we initially ceased to qualify as a REIT. The rule against re-electing REIT status following a loss of such status would also apply to us if Newcastle fails to qualify as a REIT, and we are treated as a successor to Newcastle for U.S. federal income tax purposes. Although, as described under the heading “Certain Relationships and Transactions with Related Persons, Affiliates and Affiliated Entities,” Newcastle has (i) represented in the separation and distribution agreement that it entered into with us on April 26, 2013 (the “Separation and Distribution Agreement”) that it has no knowledge of any fact or circumstance that would cause us to fail to qualify as a REIT and (ii) covenanted in the Separation and Distribution Agreement to use its reasonable best efforts to maintain its REIT status for each of Newcastle’s taxable years ending on or before December 31, 2014 (unless Newcastle obtains an opinion from a nationally recognized tax counsel or a private letter ruling from the IRS to the effect that Newcastle’s failure to maintain its REIT status will not cause us to fail to qualify as a REIT under the successor REIT rule referred to above), no assurance can be given that such representation and covenant would prevent us from failing to qualify as a REIT. Although, in the event of a breach, we may be able to seek damages from Newcastle, there can be no assurance that such damages, if any, would appropriately compensate us. In addition, if Newcastle were to fail to qualify as a REIT despite its reasonable best efforts, we would have no claim against Newcastle. See “U.S. Federal Income Tax Considerations” for a discussion of material U.S. federal income tax consequences relating to us and our common stock.

Our failure to qualify as a REIT would cause our stock to be delisted from the NYSE.

The NYSE requires, as a condition to the listing of our shares, that we maintain our REIT status. Consequently, if we fail to maintain our REIT status, our shares would promptly be delisted from the NYSE, which would decrease the trading activity of such shares. This could make it difficult to sell shares and would likely cause the market volume of the shares trading to decline.

If we were delisted as a result of losing our REIT status and desired to relist our shares on the NYSE, we would have to reapply to the NYSE to be listed as a domestic corporation. As the NYSE’s listing standards for REITs are less onerous than its standards for domestic corporations, it would be more difficult for us to become a listed company under these heightened standards. We might not be able to satisfy the NYSE’s listing standards for a domestic corporation. As a result, if we were delisted from the NYSE, we might not be able to relist as a domestic corporation, in which case our shares could not trade on the NYSE.

The failure of assets subject to repurchase agreements to qualify as real estate assets could adversely affect our ability to qualify as a REIT.

We enter into financing arrangements that are structured as sale and repurchase agreements pursuant to which we nominally sell certain of our assets to a counterparty and simultaneously enter into an agreement to repurchase these assets at a later date in exchange for a purchase price. Economically, these agreements are financings that are secured by the assets sold pursuant thereto. We believe that, for purposes of the REIT asset and income tests, we should be treated as the owner of the assets that are the subject of any such sale and repurchase agreement, notwithstanding that those agreements generally transfer record ownership of the assets to the counterparty during the term of the agreement. It is possible, however, that the IRS could assert that we did not own the assets during the term of the sale and repurchase agreement, in which case we might fail to qualify as a REIT.

The failure of our Excess MSRs to qualify as real estate assets or the income from our Excess MSRs to qualify as mortgage interest could adversely affect our ability to qualify as a REIT.

We have received from the IRS a private letter ruling substantially to the effect that our Excess MSRs represent interests in mortgages on real property and thus are qualifying “real estate assets” for purposes of the REIT asset test, which generate income that qualifies as interest on obligations secured by mortgages on real property for purposes of the REIT income test. The ruling is based on, among other things, certain assumptions as well as on the accuracy of certain factual representations and statements that we and Newcastle have made to the IRS. If any of the representations or statements that we have made in connection with the private letter ruling, are, or become, inaccurate or incomplete in any material respect with respect to one or more Excess MSR investments, or if we acquire an Excess MSR investment with terms that are not consistent with the terms of the Excess MSR investments described in the private letter ruling, then we will not be able to rely on the private letter ruling. If we are unable to rely on the private letter ruling with respect to an Excess MSR investment, the IRS could assert that such Excess MSR investments do not qualify under the REIT asset and income tests, and if successful, we might fail to qualify as a REIT.

Dividends payable by REITs do not qualify for the reduced tax rates available for some dividends.

Dividends payable to domestic stockholders that are individuals, trusts, and estates are generally taxed at reduced tax rates. Dividends payable by REITs, however, generally are not eligible for the reduced rates. The more favorable rates applicable to regular corporate dividends could cause investors who are individuals, trusts and estates to perceive investments in REITs to be relatively less attractive than investments in the stocks of non-REIT corporations that pay dividends, which could adversely affect the value of the stock of REITs, including our common stock. In addition, the relative attractiveness of real estate in general may be adversely affected by the favorable tax treatment given to non-REIT corporate dividends, which could affect the value of our real estate assets negatively.

Qualifying as a REIT involves highly technical and complex provisions of the Code.

Qualification as a REIT involves the application of highly technical and complex Code provisions for which only limited judicial and administrative authorities exist. Even a technical or inadvertent violation could jeopardize our REIT qualification. Our qualification as a REIT will depend on our satisfaction of certain asset, income, organizational, distribution, stockholder ownership and other requirements on a continuing basis. Compliance with these requirements must be carefully monitored on a continuing basis, and there can be no assurance that our Manager’s personnel responsible for doing so will be able to successfully monitor our compliance.

REIT distribution requirements could adversely affect our liquidity and our ability to execute our business plan.

We generally must distribute annually at least 90% of our REIT taxable income, excluding any net capital gain, in order for corporate income tax not to apply to earnings that we distribute. We intend to make distributions to our stockholders to comply with the REIT requirements of the Code. However, differences in timing between the recognition of taxable income and the actual receipt of cash could require us to sell assets or borrow funds on a short-term or long-term basis to meet the 90% distribution requirement of the Code. Certain of our assets may generate substantial mismatches between taxable income and available cash. As a result, the requirement to distribute a substantial portion of our net taxable income could cause us to: (i) sell assets in adverse market conditions; (ii) borrow on unfavorable terms; (iii) distribute amounts that would otherwise be invested in future acquisitions, capital expenditures or repayment of debt; or (iv) make taxable distributions of our capital stock or debt securities in order to comply with REIT requirements. Further, amounts distributed will not be available to fund investment activities. If we fail to obtain debt or equity capital in the future, it could limit our ability to satisfy our liquidity needs, which could adversely affect the value of our common stock.

We may be required to report taxable income for certain investments in excess of the economic income we ultimately realize from them.

Based on IRS guidance concerning the classification of Excess MSRs, we intend to treat our Excess MSRs as ownership interests in the interest payments made on the underlying mortgage loans, akin to an “interest only” strip. Under this treatment, for purposes of determining the amount and timing of taxable income, each Excess MSR is treated as a bond that was issued with original issue discount on the date we acquired such Excess MSR. In general, we will be required to accrue original issue discount based on the constant yield to maturity of each Excess MSR, and to treat such original issue discount as taxable income in accordance with the applicable U.S. federal income tax rules. The constant yield of an Excess MSR will be determined, and we will be taxed, based on a prepayment assumption regarding future payments due on the mortgage loans underlying the Excess MSR. If the mortgage loans underlying an Excess MSR prepay at a rate different than that under the prepayment assumption, our recognition of original issue discount will be either increased or decreased depending on the circumstances. Thus, in a particular taxable year, we may be required to accrue an amount of income in respect of an Excess MSR that exceeds the amount of cash collected in respect of that Excess MSR. Furthermore, it is possible that, over the life of the investment in an Excess MSR, the total amount we pay for, and accrue with respect to, the Excess MSR may exceed the total amount we collect on such Excess MSR. No assurance can be given that we will be entitled to a deduction for such excess, meaning that we may be required to recognize “phantom income” over the life of an Excess MSR.

Other debt instruments that we may acquire, including consumer loans, may be issued with, or treated as issued with, original issue discount. Those instruments would be subject to the original issue discount accrual and income computations that are described above with regard to Excess MSRs.

We may acquire debt instruments in the secondary market for less than their face amount. The discount at which such debt instruments are acquired may reflect doubts about their ultimate collectability rather than current market interest rates. The amount of such discount will nevertheless generally be treated as “market discount” for U.S. federal income tax purposes. Accrued market discount is reported as income when, and to the extent that, any payment of principal of the debt instrument is made. If we collect less on the debt instrument than our purchase price plus the market discount we had previously reported as income, we may not be able to benefit from any offsetting loss deductions.

In addition, we may acquire debt instruments that are subsequently modified by agreement with the borrower. If the amendments to the outstanding instrument are “significant modifications” under the applicable Treasury regulations, the modified instrument will be considered to have been reissued to us in a debt-for-debt exchange with the borrower. In that event, we may be required to recognize taxable gain to the extent the principal amount of the modified instrument exceeds our adjusted tax basis in the unmodified instrument, even if the value of the instrument or the payment expectations have not changed. Following such a taxable modification, we would hold the modified loan with a cost basis equal to its principal amount for U.S. federal tax purposes.

Finally, in the event that any debt instruments acquired by us are delinquent as to mandatory principal and interest payments, or in the event payments with respect to a particular instrument are not made when due, we may nonetheless be required to continue to recognize the unpaid interest as taxable income as it accrues, despite doubt as to its ultimate collectability. Similarly, we may be required to accrue interest income with respect to debt instruments at the stated rate regardless of whether corresponding cash payments are received or are ultimately collectible. In each case, while we would in general ultimately have an offsetting loss deduction available to us when such interest was determined to be uncollectible, the utility of that deduction could depend on our having taxable income of an appropriate character in that later year or thereafter.

In any event, if our investments generate more taxable income than cash in any given year, we may have difficulty satisfying our annual REIT distribution requirement. See “U.S. Federal Income Tax Considerations—Annual Distribution Requirements.”

We may be unable to generate sufficient revenue from operations to pay our operating expenses and to pay distributions to our stockholders.

As a REIT, we are generally required to distribute at least 90% of our REIT taxable income (determined without regard to the dividends paid deduction and not including net capital losses) each year to our stockholders. To qualify for the tax benefits accorded to REITs, we intend to make distributions to our stockholders in amounts such that we distribute all or substantially all of our net taxable income each year, subject to certain adjustments. However, our ability to make distributions may be adversely affected by the risk factors described herein.

The stock ownership limit imposed by the Code for REITs and our certificate of incorporation may inhibit market activity in our stock and restrict our business combination opportunities.

In order for us to maintain our qualification as a REIT under the Code, not more than 50% in value of our outstanding stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) at any time during the last half of each taxable year after our first taxable year. Our certificate of incorporation, with certain exceptions, authorizes our board of directors to take the actions that are necessary and desirable to preserve our qualification as a REIT. Unless exempted by our board of directors, no person may own more than 9.8% of the aggregate value of our outstanding capital stock, treating classes and series of our stock in the aggregate. Our board may grant an exemption in its sole discretion, subject to such conditions, representations and undertakings as it may determine in its sole discretion. These ownership limits could delay or prevent a transaction or a change in our control that might involve a premium price for our common stock or otherwise be in the best interest of our stockholders.

Even if we remain qualified as a REIT, we may face other tax liabilities that reduce our cash flow.

Even if we remain qualified for taxation as a REIT, we may be subject to certain federal, state and local taxes on our income and assets, including taxes on any undistributed income, tax on income from some activities conducted as a result of a foreclosure, and state or local income, property and transfer taxes. Moreover, if a REIT distributes less than 85% of its taxable income to its stockholders during any calendar year (including any distributions declared by the last day of the calendar year but paid in the subsequent year), then it is required to pay an excise tax on 4% of any shortfall between the required 85% and the amount that was actually distributed. Any of these taxes would decrease cash available for distribution to our stockholders. In addition, in order to meet the REIT qualification requirements, or to avert the imposition of a 100% tax that applies to certain gains derived by a REIT from dealer property or inventory, we currently hold some of our assets through taxable REIT subsidiaries (“TRS”). Such subsidiaries will be subject to corporate level income tax at regular rates.

Complying with the REIT requirements may negatively impact our investment returns or cause us to forego otherwise attractive opportunities, liquidate assets or contribute assets to a TRS.

To qualify as a REIT for U.S. federal income tax purposes, we must continually satisfy tests concerning, among other things, the sources of our income, the nature and diversification of our assets, the amounts we distribute to our stockholders and the ownership of our stock. As a result of these tests, we may be required to make distributions to stockholders at disadvantageous times or when we do not have funds readily available for distribution, forego otherwise attractive investment opportunities, liquidate assets in adverse market conditions or contribute assets to a TRS that is subject to regular corporate federal income tax. Our ability to acquire Excess MSRs and other investments will be subject to the applicable REIT qualification tests, and we may have to hold these interests through TRSs, which would negatively impact our returns from these assets. In general, compliance with the REIT requirements may hinder our ability to make and retain certain attractive investments.

Complying with the REIT requirements may limit our ability to hedge effectively.

The existing REIT provisions of the Code may substantially limit our ability to hedge our operations because a significant amount of the income from those hedging transactions is likely to be treated as non-qualifying income for purposes of both REIT gross income tests. In addition, we must limit our aggregate income from non-qualified hedging transactions, from our provision of services and from other non-qualifying sources, to less than 5% of our annual gross income (determined without regard to gross income from qualified hedging transactions). As a result, we may have to limit our use of certain hedging techniques or implement those hedges through total return swaps. This could result in greater risks associated with changes in interest rates than we would otherwise want to incur or could increase the cost of our hedging activities. If we fail to comply with these limitations, we could lose our REIT qualification for U.S. federal income tax purposes, unless our failure was due to reasonable cause, and not due to willful neglect, and we meet certain other technical requirements. Even if our failure were due to reasonable cause, we might incur a penalty tax.

Distributions to tax-exempt investors may be classified as unrelated business taxable income.

Neither ordinary nor capital gain distributions with respect to our stock nor gain from the sale of stock should generally constitute unrelated business taxable income to a tax-exempt investor. However, there are certain exceptions to this rule. In particular:

•	part of the income and gain recognized by certain qualified employee pension trusts with respect to our stock may be treated as unrelated business taxable income if shares of our stock are predominantly held by qualified employee pension trusts, and we are required to rely on a special look-through rule for purposes of meeting one of the REIT ownership tests, and we are not operated in a manner to avoid treatment of such income or gain as unrelated business taxable income;

•	part of the income and gain recognized by a tax-exempt investor with respect to our stock would constitute unrelated business taxable income if the investor incurs debt in order to acquire the stock; and

•	to the extent that we are (or a part of us, or a disregarded subsidiary of ours, is) a “taxable mortgage pool,” or if we hold residual interests in a real estate mortgage investment conduit (“REMIC”), a portion of the distributions paid to a tax-exempt stockholder that is allocable to excess inclusion income may be treated as unrelated business taxable income.

The “taxable mortgage pool” rules may increase the taxes that we or our stockholders may incur, and may limit the manner in which we effect future securitizations.

We may enter into securitization or other financing transactions that result in the creation of taxable mortgage pools for U.S. federal income tax purposes. As a REIT, so long as we own 100% of the equity interests in a taxable mortgage pool, we would generally not be adversely affected by the characterization of a securitization as a taxable mortgage pool. Certain categories of stockholders, however, such as foreign stockholders eligible for treaty or other benefits, stockholders with net operating losses, and certain tax-exempt stockholders that are subject to unrelated business income tax, could be subject to increased taxes on a portion of their dividend income from us that is attributable to the taxable mortgage pool. In addition, to the extent that our stock is owned by tax-exempt “disqualified organizations,” such as certain government-related entities and charitable remainder trusts that are not subject to tax on unrelated business income, we could incur a corporate level tax on a portion of our income from the taxable mortgage pool. In that case, we might reduce the amount of our distributions to any disqualified organization whose stock ownership gave rise to the tax. Moreover, we may be precluded from selling equity interests in these securitizations to outside investors, or selling any debt securities issued in connection with these securitizations that might be considered to be equity interests for tax purposes. These limitations may prevent us from using certain techniques to maximize our returns from securitization transactions.

Uncertainty exists with respect to the treatment of TBAs for purposes of the REIT asset and income tests.

We may purchase and sell Agency ARM RMBS through “to-be-announced” forward contracts (“TBAs”) and recognize income or gains from the disposition of those TBAs, through dollar roll transactions or otherwise. There is no direct authority with respect to the qualification of TBAs as real estate assets or U.S. Government securities for purposes of the 75% asset test or the qualification of income or gains from dispositions of TBAs as gains from the sale of real property (including interests in real property and interests in mortgages on real property) or other qualifying income for purposes of the 75% gross income test. To the extent we enter into any TBAs in the future, we intend to treat such TBAs as qualifying assets for purposes of the REIT asset tests, and we intend to treat income and gains from such TBAs as qualifying income for purposes of the 75% gross income test, based on an opinion we would expect to receive from Skadden, Arps, Slate, Meagher & Flom LLP substantially to the effect that (i) for purposes of the REIT asset tests, our ownership of a TBA should be treated as ownership of the underlying Agency ARM RMBS, and (ii) for purposes of the 75% REIT gross income test, any gain recognized by us in connection with the settlement of such TBAs should be treated as gain from the sale or disposition of the underlying Agency ARM RMBS. Opinions of counsel are not binding on the IRS, and no assurance can be given that the IRS will not successfully challenge the conclusions set forth in such opinions. In addition, it must be emphasized that the opinion of Skadden, Arps, Slate, Meagher & Flom LLP would be based on various assumptions relating to any TBAs that we may enter into and would be conditioned upon fact-based representations and covenants made by our management regarding such TBAs. No assurance can be given that the IRS would not assert that such assets or income are not qualifying assets or income. If the IRS were to successfully challenge the conclusions of Skadden, Arps, Slate, Meagher & Flom LLP, we could be subject to a penalty tax or we could fail to qualify as a REIT if a sufficient portion of our assets consists of TBAs or a sufficient portion of our income consists of income or gains from the disposition of TBAs.

The tax on prohibited transactions will limit our ability to engage in transactions which would be treated as prohibited transactions for U.S. federal income tax purposes.

Net income that we derive from a prohibited transaction is subject to a 100% tax. The term “prohibited transaction” generally includes a sale or other disposition of property (including mortgage loans, but other than foreclosure property, as discussed below) that is held primarily for sale to customers in the ordinary course of our trade or business. We might be subject to this tax if we were to dispose of or securitize loans or Excess MSRs in a manner that was treated as a prohibited transaction for U.S. federal income tax purposes.

We intend to conduct our operations so that no asset that we own (or are treated as owning) will be treated as, or as having been, held for sale to customers, and that a sale of any such asset will not be treated as having been in the ordinary course of our business. As a result, we may choose not to engage in certain sales of loans or Excess MSRs at the REIT level, and may limit the structures we utilize for our securitization transactions, even though the sales or structures might otherwise be beneficial to us. In addition, whether property is held “primarily for sale to customers in the ordinary course of a trade or business” depends on the particular facts and circumstances. No assurance can be given that any property that we sell will not be treated as property held for sale to customers, or that we can comply with certain safe-harbor provisions of the Code that would prevent such treatment. The 100% prohibited transaction tax does not apply to gains from the sale of property that is held through a TRS or other taxable corporation, although such income will be subject to tax in the hands of the corporation at regular corporate rates. We intend to structure our activities to prevent prohibited transaction characterization.

New legislation or administrative or judicial action, in each instance potentially with retroactive effect, could make it more difficult or impossible for us to qualify as a REIT.

The present U.S. federal income tax treatment of REITs may be modified, possibly with retroactive effect, by legislative, judicial or administrative action at any time, which could affect the U.S. federal income tax treatment of an investment in us. The U.S. federal income tax rules dealing with REITs constantly are under review by persons involved in the legislative process, the IRS and the U.S. Treasury Department, which results in statutory changes as well as frequent revisions to regulations and interpretations. Revisions in U.S. federal tax laws and interpretations thereof could affect or cause us to change our investments and commitments and affect the tax considerations of an investment in us.

Liquidation of assets may jeopardize our REIT qualification or create additional tax liability for us.

To qualify as a REIT, we must comply with requirements regarding the composition of our assets and our sources of income. If we are compelled to liquidate our investments to repay obligations to our lenders, we may be unable to comply with these requirements, ultimately jeopardizing our qualification as a REIT, or we may be subject to a 100% tax on any resultant gain if we sell assets that are treated as dealer property or inventory.

RISKS RELATED TO OUR COMMON STOCK

There can be no assurance that the market for our stock will provide you with adequate liquidity.

Our common stock began trading (on a when issued basis) on the New York Stock Exchange on May 2, 2013. There can be no assurance that an active trading market for our common stock will develop or be sustained in the future, and the market price of our common stock may fluctuate widely, depending upon many factors, some of which may be beyond our control. These factors include, without limitation:

•	a shift in our investor base;

•	our quarterly or annual earnings, or those of other comparable companies;

•	actual or anticipated fluctuations in our operating results;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	announcements by us or our competitors of significant investments, acquisitions or dispositions;

•	the failure of securities analysts to cover our common stock;

•	changes in earnings estimates by securities analysts or our ability to meet those estimates;

•	the operating and stock price performance of other comparable companies;

•	overall market fluctuations; and

•	general economic conditions.

Stock markets in general have experienced volatility that has often been unrelated to the operating performance of a particular company. These broad market fluctuations may adversely affect the trading price of our common stock.

Sales or issuances of shares of our common stock could adversely affect the market price of our common stock.

Sales of substantial amounts of shares of our common stock in the public market, or the perception that such sales might occur, could adversely affect the market price of our common stock. The issuance of our common stock in connection with property, portfolio or business acquisitions or the exercise of outstanding stock options or otherwise could also have an adverse effect on the market price of our common stock. See “Shares Eligible for Future Sale.”

We and our officers and directors have agreed that, for a period of     days from the date of this prospectus, we and they will not, without the prior written consent of                     , dispose of or hedge any shares or any securities convertible into or exchangeable for our common stock.                     , in its sole discretion, may release any of the securities subject to these lock-up agreements at any time, which, in the case of officers and directors, shall be with notice. If the restrictions under the lock-up agreements are waived, our common stock may become available for sale into the market, subject to applicable law, which could reduce the market price for our common stock.

We are an emerging growth company within the meaning of the Securities Act, and if we decide to take advantage of certain exemptions from various reporting requirements applicable to emerging growth companies, our common stock could be less attractive to investors.

We are an “emerging growth company” as defined in the JOBS Act. As such, we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. As a result, our stockholders may not have access to certain information they may deem important. We will remain an emerging growth company until the earliest of (a) the last day of the first fiscal year in which our annual gross revenues exceed $1 billion, (b) the last day of the fiscal year following the fifth anniversary of this offering, (c) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter or (d) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three-year period. If we take advantage of any of these exemptions, we do not know if some investors will find our common stock less attractive as a result. The result may be a less active trading market for our common stock and our stock price may be more volatile.

Failure to maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on our business and stock price.

As a public company, we will be required to maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002. Internal control over financial reporting is complex and may be revised over time to adapt to changes in our business, or changes in applicable accounting rules. We cannot assure you that our internal control over financial reporting will be effective in the future or that a material weakness will not be discovered with respect to a prior period for which we had previously believed that internal controls were effective. If we are not able to maintain or document effective internal control over financial reporting, our independent registered public accounting firm will not be able to certify as to the effectiveness of our internal control over financial reporting. Matters impacting our internal controls may cause us to be unable to report our financial information on a timely basis, or may cause us to restate previously issued financial information, and thereby subject us to adverse regulatory consequences, including sanctions or investigations by the SEC, or violations of applicable stock exchange listing rules. There could also be a negative reaction in the financial markets due to a loss of investor confidence in us and the reliability of our financial statements. Confidence in the reliability of our financial statements is also likely to suffer if we or our independent registered public accounting firm reports a material weakness in our internal control over financial reporting. This could materially adversely affect us by, for example, leading to a decline in our share price and impairing our ability to raise capital.

Your percentage ownership in New Residential may be diluted in the future.

Your percentage ownership in New Residential may be diluted in the future because of equity awards that we expect will be granted to our Manager, to the directors, officers and employees of our Manager who perform services for us, and to our directors, officers and employees, as well as other equity instruments such as debt and equity financing. Our board of directors has approved a Nonqualified Stock Option and Incentive Award Plan (the “Plan”) which provides for the grant of equity-based awards, including restricted stock, stock options, stock appreciation rights, performance awards, tandem awards and other equity-based and non equity-based awards, in each case to our Manager, to the directors, officers, employees, service providers, consultants and advisor of our Manager who perform services for us, and to our directors, officers, employees, service providers, consultants and advisors. We reserved 30,000,000 shares of our common stock for issuance under the Plan. On the first day of each fiscal year beginning during the ten-year term of the Plan and in and after calendar year 2014, that number will be increased by a number of shares of our common stock equal to 10% of the number of shares of our common stock newly issued by us during the immediately preceding fiscal year (and, in the case of fiscal year 2013, after the effective date of the Plan). For a more detailed description of the Plan, see “Management—Nonqualified Stock Option and Incentive Award Plan.” In connection with this offering, we will issue to our Manager options to purchase shares of our common stock, representing 10% of the number of shares being offered hereby, that will be granted to an affiliate of our manager in connection with this offering, and subject to adjustment if the underwriters exercise their option to purchase additional shares of our common stock. Our board of directors may also determine to issue options to the Manager that are not subject to the Plan, provided that the number of shares underlying any options granted to the Manager in connection with capital raising efforts would not exceed 10% of the shares sold in such offering and would be subject to NYSE rules.

We may incur or issue debt or issue equity, which may negatively affect the market price of our common stock.

We may in the future incur or issue debt or issue equity or equity-related securities. Upon our liquidation, lenders and holders of our debt and holders of our preferred stock (if any) would receive a distribution of our available assets before common stockholders. Any future incurrence or issuance of debt would increase our interest cost and could adversely affect our results of operations and cash flows. We are not required to offer any additional equity securities to existing common stockholders on a preemptive basis. Therefore, additional issuances of common stock, directly or through convertible or exchangeable securities (including limited partnership interests in our operating partnership), warrants or options, will dilute the holdings of our existing common stockholders and such issuances, or the perception of such issuances, may reduce the market price of our common stock. Any preferred stock issued by us would likely have a preference on distribution payments, periodically or upon liquidation, which could eliminate or otherwise limit our ability to make distributions to common stockholders. Because our decision to incur or issue debt or issue equity or equity-related securities in the future will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing, nature or success of our future capital raising efforts. Thus, common stockholders bear the risk that our future incurrence or issuance of debt or issuance of equity or equity-related securities will adversely affect the market price of our common stock.

We have not established a minimum distribution payment level and we cannot assure you of our ability to pay distributions in the future.

We intend to make quarterly distributions of all or substantially all of our net taxable income to holders of our common stock out of assets legally available therefore. We have not established a minimum distribution payment level and our ability to pay distributions may be adversely affected by a number of factors, including the risk factors described in this prospectus. Distributions will be authorized by our board of directors and declared by us based upon a number of factors, including actual results of operations, restrictions under Delaware law or applicable debt covenants, our financial condition, our taxable income, the annual distribution requirements under the REIT provisions of the Code, our operating expenses and other factors our directors deem relevant. We cannot assure you that we will achieve investment results that will allow us to make a specified level of cash distributions or year-to-year increases in cash distributions in the future.

Furthermore, while we are required to make distributions in order to maintain our REIT status (as described above under “Risks Related to our Taxation as a REIT—We may be unable to generate sufficient revenue from operations to pay our operating expenses and to pay distributions to our stockholders”), we may elect not to maintain our REIT status, in which case we would no longer be required to make such distributions. Moreover, even if we do elect to maintain our REIT status, we may elect to comply with the applicable requirements by, after completing various procedural steps, distributing, under certain circumstances, a portion of the required amount in the form of shares of our common stock in lieu of cash. If we elect not to maintain our REIT status or to satisfy any required distributions in shares of common stock in lieu of cash, such action could negatively affect our business and financial condition as well as the price of our common stock. No assurance can be given that we will pay any dividends on shares of our common stock in the future.

We may in the future choose to pay dividends in our own stock, in which case you could be required to pay income taxes in excess of the cash dividends you receive.

We may in the future distribute taxable dividends that are payable in cash and shares of our common stock at the election of each stockholder. Taxable stockholders receiving such dividends will be required to include the full amount of the dividend as ordinary income to the extent of our current and accumulated earnings and profits for federal income tax purposes. As a result, stockholders may be required to pay income taxes with respect to such dividends in excess of the cash dividends received. If a U.S. stockholder sells the stock that it receives as a dividend in order to pay this tax, the sale proceeds may be less than the amount included in income with respect to the dividend, depending on the market price of our stock at the time of the sale. Furthermore, with respect to certain non-U.S. stockholders, we may be required to withhold U.S. tax with respect to such dividends, including in respect of all or a portion of such dividend that is payable in stock. In addition, if a significant number of our stockholders determine to sell shares of our common stock in order to pay taxes owed on dividends, it may put downward pressure on the trading price of our common stock.

It is unclear whether and to what extent we will be able to pay taxable dividends in cash and stock in later years. Moreover, various aspects of such a taxable cash/stock dividend are uncertain and have not yet been addressed by the IRS. No assurance can be given that the IRS will not impose additional requirements in the future with respect to taxable cash/stock dividends, including on a retroactive basis, or assert that the requirements for such taxable cash/stock dividends have not been met.

An increase in market interest rates may have an adverse effect on the market price of our common stock.

One of the factors that investors may consider in deciding whether to buy or sell shares of our common stock is our distribution rate as a percentage of our share price relative to market interest rates. If the market price of our common stock is based primarily on the earnings and return that we derive from our investments and income with respect to our investments and our related distributions to stockholders, and not from the market value of the investments themselves, then interest rate fluctuations and capital market conditions will likely affect the market price of our common stock. For instance, if market interest rates rise without an increase in our distribution rate, the market price of our common stock could decrease as potential investors may require a higher distribution yield on our common stock or seek other securities paying higher distributions or interest. In addition, rising interest rates would result in increased interest expense on our variable rate debt, thereby adversely affecting cash flow and our ability to service our indebtedness and pay distributions.

Provisions in our certificate of incorporation and bylaws and of Delaware law may prevent or delay an acquisition of our company, which could decrease the trading price of our common stock.

Our certificate of incorporation, bylaws and Delaware law contain provisions that are intended to deter coercive takeover practices and inadequate takeover bids by making such practices or bids unacceptably expensive to the raider and to encourage prospective acquirers to negotiate with our board of directors rather than to attempt a hostile takeover. These provisions include, among others:

•	a classified board of directors with staggered three-year terms;

•	amendment of provisions in our certificate of incorporation and bylaws regarding the election of directors, classes of directors, the term of office of directors, the filling of director vacancies and the resignation and removal of directors only upon the affirmative vote of at least 80% of the then issued and outstanding shares of our capital stock entitled to vote thereon;

•	amendment of provisions in our certificate of incorporation regarding corporate opportunity only upon the affirmative vote of at least 80% of the then issued and outstanding shares of our capital stock entitled to vote thereon;

•	removal of directors only for cause and only with the affirmative vote of at least 80% of the then issued and outstanding shares of our capital stock entitled to vote in the election of directors;

•	our board of directors to determine the powers, preferences and rights of our preferred stock and to issue such preferred stock without stockholder approval;

•	advance notice requirements applicable to stockholders for director nominations and actions to be taken at annual meetings;

•	a prohibition, in our certificate of incorporation, stating that no holder of shares of our common stock will have cumulative voting rights in the election of directors, which means that the holders of a majority of the issued and outstanding shares of common stock can elect all the directors standing for election; and

•	a requirement in our bylaws specifically denying the ability of our stockholders to consent in writing to take any action in lieu of taking such action at a duly called annual or special meeting of our stockholders.

Public stockholders who might desire to participate in these types of transactions may not have an opportunity to do so, even if the transaction is considered favorable to stockholders. These anti-takeover provisions could substantially impede the ability of public stockholders to benefit from a change in control or a change in our management and board of directors and, as a result, may adversely affect the market price of our common stock and your ability to realize any potential change of control premium. See “Description of Our Capital Stock— Anti-Takeover Effects of Delaware Law, Our Certificate of Incorporation and Bylaws.”

ERISA may restrict investments by plans in our common stock.

A plan fiduciary considering an investment in our common stock should consider, among other things, whether such an investment is consistent with the fiduciary obligations under the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), including whether such investment might constitute or give rise to a prohibited transaction under ERISA, the Code or any substantially similar federal, state or local law and, if so, whether an exemption from such prohibited transaction rules is available.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, which statements involve substantial risks and uncertainties. Such forward-looking statements relate to, among other things, the operating performance of our investments, the stability of our earnings, and our financing needs. Forward-looking statements are generally identifiable by use of forward-looking terminology such as “may,” “will,” “should,” “potential,” “intend,” “expect,” “endeavor,” “seek,” “anticipate,” “estimate,” “overestimate,” “underestimate,” “believe,” “could,” “project,” “predict,” “continue” or other similar words or expressions. Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, contain projections of results of operations or of financial condition or state other forward-looking information. Our ability to predict results or the actual outcome of future plans or strategies is inherently uncertain. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements. These forward-looking statements involve risks, uncertainties and other factors that may cause our actual results in future periods to differ materially from forecasted results. Factors which could have a material adverse effect on our operations and future prospects include, but are not limited to:

•	reductions in cash flows received from our investments;

•	our ability to take advantage of investment opportunities at attractive risk-adjusted prices;

•	our ability to take advantage of investment opportunities in Excess MSRs;

•	our ability to deploy capital accretively;

•	our counterparty concentration and default risks in Nationstar, Springleaf and other third-parties;

•	a lack of liquidity surrounding our investments which could impede our ability to vary our portfolio in an appropriate manner;

•	the impact that risks associated with subprime mortgage loans and consumer loans, as well as deficiencies in servicing and foreclosure practices, may have on the value of our RMBS and consumer loan portfolios;

•	the risks that default and recovery rates on our real estate securities, residential mortgage loans and consumer loans deteriorate compared to our underwriting estimates;

•	changes in prepayment rates on the loans underlying certain of our assets, including, but not limited to, our Excess MSRs;

•	the risk that projected recapture rates on the portfolios underlying our Excess MSRs are not achieved;

•	the relationship between yields on assets which are paid off and yields on assets in which such monies can be reinvested;

•	the relative spreads between the yield on the assets we invest in and the cost of financing;

•	changes in economic conditions generally and the real estate and bond markets specifically;

•	adverse changes in the financing markets we access affecting our ability to finance our investments;

•	the quality and size of the investment pipeline and the rate at which we can invest our cash;

•	changing risk assessments by lenders that potentially lead to increased margin calls, not extending our repurchase agreements or other financings in accordance with their current terms or entering into new financings with us;

•	changes in interest rates and/or credit spreads, as well as the success of any hedging strategy we may undertake in relation to such changes;

•	impairments in the value of the collateral underlying our investments and the relation of any such impairments to our judgments as to whether changes in the market value of our securities or loans are temporary or not and whether circumstances bearing on the value of such assets warrant changes in carrying values;

•	the availability and cost of capital for future investments;

•	competition within the finance and real estate industries;

•	the legislative/regulatory environment, including, but not limited to, the impact of the Dodd-Frank Act, U.S. government programs intended to stabilize the economy, the federal conservatorship of Fannie Mae and Freddie Mac and legislation that permits modification of the terms of loans;

•	our ability to maintain our qualification as a REIT for U.S. federal income tax purposes and the potentially onerous consequences that any failure to maintain such qualification would have on our business; and

•	our ability to maintain our exemption from registration under the 1940 Act and the fact that maintaining such exemption imposes limits on our operations.

We also direct readers to other risks and uncertainties referenced in this prospectus, including those set forth under “Risk Factors.” We caution that you should not place undue reliance on any of our forward-looking statements. Further, any forward-looking statement speaks only as of the date on which it is made. New risks and uncertainties arise from time to time, and it is impossible for us to predict those events or how they may affect us. Except as required by law, we are under no obligation (and expressly disclaim any obligation) to update or alter any forward-looking statement, whether written or oral, that we may make from time to time, whether as a result of new information, future events or otherwise.

USE OF PROCEEDS

We estimate that the net proceeds to us from this offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, will be approximately $         million, assuming a public offering price of $         per share, the last reported sales price of our common stock on the NYSE on              , 2013 and after deducting estimated underwriting discounts and offering expenses (or $         million if the underwriters exercise their option to purchase additional shares of common stock in full).

We intend to use the net proceeds from this offering for general corporate purposes, including to make a variety of investments, which may include, but is not limited to, investments in Excess MSRs, Agency and Non-Agency RMBS, real estate securities, real estate related loans and consumer loans.

A $1.00 increase (decrease) in the assumed initial public offering price of $         per share (the midpoint of the price range set forth on the cover page of this prospectus) would increase (decrease) the net proceeds to us from this offering by $         million, assuming the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

DISTRIBUTION POLICY

We intend to make regular quarterly distributions of all or substantially all of our taxable income to holders of our common stock out of assets legally available therefore. We declared a quarterly dividend of $0.07 per common share for the quarter ended June 30, 2013, which was paid in July 2013.

To qualify as a REIT we must distribute annually to our stockholders an amount at least equal to:

•	90% of our REIT taxable income, determined without regard to the deduction for dividends paid and excluding any net capital gains (which does not necessarily equal net income as calculated in accordance with GAAP); plus

•	90% of the excess of our taxable income from foreclosure property (as defined in Section 856 of the Code) over the tax imposed on such income by the Code; less

•	Any excess non-cash income (as determined under the Code). See “U.S. Federal Income Tax Considerations.”

We will be subject to income tax on our taxable income that is not distributed and to an excise tax to the extent that certain percentages of our taxable income are not distributed by specified dates. See “U.S. Federal Income Tax Considerations—Taxation of New Residential—Annual Distribution Requirements.” Income as computed for purposes of the foregoing tax rules will not necessarily correspond to our income as determined for financial reporting purposes.

Distributions will be authorized by our board of directors and declared by us based upon a number of factors, including actual results of operations, restrictions under Delaware law or applicable debt covenants, our financial condition, our taxable income, the annual distribution requirements under the REIT provisions of the Code, our operating expenses and other factors our directors deem relevant. Our ability to make distributions to our stockholders will depend upon the performance of our asset portfolio, and, in turn, upon our Manager’s management of our business. Distributions will be made in cash to the extent that cash is available for distribution. We may not be able to generate sufficient net interest income to pay distributions to our stockholders. In addition, our board of directors may change our distribution policy in the future. See “Risk Factors.”

Distributions to stockholders will generally be taxable to our stockholders as ordinary income. However, a portion of such distributions may be designated by us as long-term capital gain to the extent that such portion is attributable to our sale of capital assets held for more than one year. If we pay distributions in excess of our current and accumulated earnings and profits, such distributions will be treated as a tax-free return of capital to the extent of each stockholder’s tax basis in our common stock and as capital gain thereafter. We will furnish annually to each of our stockholders a statement setting forth distributions paid during the preceding year and their U.S. federal income tax status. For a discussion of the U.S. federal income tax treatment of our distributions, see “U.S. Federal Income Tax Considerations—Taxation of New Residential” and “U.S. Federal Income Tax Considerations—Taxation of Stockholders.”

Our certificate of incorporation allows us to issue preferred stock that could have a preference on distributions. We currently have no intention to issue any preferred stock, but if we do, the distribution preference on the preferred stock could limit our ability to make distributions to the holders of our common stock.

To the extent that our cash available for distribution is less than the amount required to be distributed under the REIT provisions of the Code, we may consider various funding sources to cover any such shortfall, including borrowing under available debt facilities, selling certain of our assets or using a portion of the net proceeds we receive in future offerings. Our distribution policy enables us to review the alternative funding sources available to us from time to time.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization at June 30, 2013 (1) on an actual basis and (2) as adjusted to reflect the issuance and sale of the                  shares of our common stock in this offering at the Assumed Public Offering Price and after deducting estimated underwriting discounts and offering expenses. You should read this table together with the section titled “Use of Proceeds” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	As of June 30, 2013
	Actual	As Adjusted
	(Unaudited)
	(In thousands)
Cash and cash equivalents	$209,699	$
Restricted cash	—
Debt:
Repurchase Agreements on Agency ARM RMBS	1,061,250
Repurchase Agreements on Non-Agency RMBS	413,088

Total debt	1,474,338
Equity:
Common Stock, $0.01 par value, 2,000,000,000 shares authorized, 253,025,645 issued and outstanding at June 30, 2013	2,530
Additional paid-in capital	1,157,042
Retained earnings	66,939
Accumulated other comprehensive income	19,214

	1,245,725

Total capitalization	$2,929,762	$

PRICE RANGE OF COMMON STOCK

Our common stock has been listed on the New York Stock Exchange (the “NYSE”) under the symbol “NRZ” since May 2, 2013, and regular-way trading began on May 16, 2013. Prior to the listing, there was no public market for our common stock. The following table presents the high and low sales prices for our common stock on the NYSE for the periods indicated.

	High	Low
2013:
Second Quarter from May 2, 2013 through June 30, 2013	$7.29	$5.85
Third Quarter through August 16, 2013	$6.96	$6.20

The closing sale price of our common stock, as reported by the NYSE, on             , 2013, was $        . As of August     , 2013, there were                 holders of record of our common stock. The number of beneficial stockholders is substantially greater than the number of holders of record as a large portion of our stock is held through brokerage firms.

SELECTED HISTORICAL FINANCIAL INFORMATION

We were formed in September 2011 as NIC MSR LLC, a Delaware limited liability company and wholly owned subsidiary of Newcastle. We converted to a Delaware corporation and changed our name to New Residential Investment Corp. in December 2012. On May 15, 2013, we were spun-off from Newcastle and became a stand-alone public company.

The following table presents our selected historical financial information for the period from the commencement of our operations on December 8, 2011 through December 31, 2011, for the year ended December 31, 2012, and for the six months ended June 30, 2013 and 2012.

The selected historical consolidated statements of income for the year ended December 31, 2012 and the period from December 8, 2011 (commencement of operations) to December 31, 2011 and the selected historical consolidated balance sheets as of December 31, 2012 and 2011 have been derived from our audited financial statements included elsewhere in this prospectus. The summary consolidated statement of income for the six months ended June 30, 2013 and 2012 and the summary consolidated balance sheet data as of June 30, 2013 have been derived from our unaudited financial statements included elsewhere in this prospectus. The unaudited financial statements have been prepared on the same basis as the audited financial statements and, in the opinion of our management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information set forth herein. Operating results for the periods presented are not necessarily indicative of the results that may be expected for the year ending December 31, 2013 or for any future period.

You should read the following selected financial information in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and with our consolidated financial statements and related notes included elsewhere in this prospectus.

	December 8, 2011 through December 31, 2011	Year Ended December 31, 2012	Six Months Ended June 30, 2012	Six Months Ended June 30, 2013
			(unaudited)	(unaudited)
	(in thousands, except per share data)
Statement of income data
Interest income	$1,260	$33,759	$6,516	$39,190
Interest expense	—	704	—	3,550
Other-than-temporary-impairment (“OTTI”) on securities	—	—	—	3,756

Net interest income after impairment	1,260	33,055	6,516	31,884
Change in fair value of investments in excess mortgage servicing rights	367	9,023	4,739	43,691
Change in fair value of investments in excess mortgage servicing rights, equity method investees	—	—	—	21,096
Earnings from investments in consumer loans, equity method investees	—	—	—	36,164
Gain on settlement of securities	—	—	—	58
Other income	—	8,400	—	—
Expenses	913	9,231	2,093	10,596

Net income	$714	$41,247	$9,162	$122,297

Net income per share:
Basic	N/A	N/A	0.04	0.48
Diluted	N/A	N/A	0.04	0.48
Number of shares outstanding:
Basic	N/A	N/A	253,025,645	253,025,645
Diluted	N/A	N/A	253,025,645	254,852,605

	December 31, 2011	December 31, 2012	June 30, 2013
			(unaudited)
	(in thousands)
Balance sheet data
Total assets	$43,971	$534,876	$2,742,442
Total liabilities	$4,163	$156,520	$1,496,717
Total equity	$39,808	$378,356	$1,245,725

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the financial statements and related notes appearing elsewhere in this prospectus. This section contains forward-looking statements that involve risks and uncertainties. Our actual results may vary materially from those discussed in the forward-looking statements as a result of various factors, including, without limitation, those set forth in “Risk Factors.” See “Cautionary Statement Regarding Forward-Looking Statements.”

We were formed as NIC MSR LLC, a Delaware limited liability company and wholly owned subsidiary of Newcastle, in September 2011. We converted to a Delaware corporation and changed our name to New Residential Investment Corp. in December 2012. On May 15, 2013, we were spun-off from Newcastle and became a stand-alone public company. We have not yet completed a full year as a stand-alone public company. The historical results presented below may not be indicative of our future performance and do not necessarily reflect what our financial position would have been had we operated as a separate, stand-alone entity since our formation.

GENERAL

New Residential is a newly listed public REIT primarily focused on investing in residential mortgage related assets. We are externally managed by an affiliate of Fortress. Our goal is to drive strong risk-adjusted returns primarily through investments in residential real estate related investments including, but not limited to, Excess MSRs, RMBS and residential mortgage loans. New Residential’s investment guidelines are purposefully broad to enable us to make investments in a wide array of assets, including mortgage servicing advances and non-real estate related assets such as consumer loans. We generally target assets that generate significant current cash flows and/or have the potential for meaningful capital appreciation. We aim to generate attractive returns for our stockholders without the excessive use of financial leverage.

Our portfolio is currently composed of investments in Excess MSRs, Agency ARM RMBS, Non-Agency RMBS, residential mortgage loans, consumer loans and cash. A majority of our assets consist of qualifying real estate assets for purposes of Section 3(c)(5)(C) of the 1940 Act, including investments in Agency ARM RMBS. Our asset allocation and target assets may change over time, depending on our Manager’s investment decisions in light of prevailing market conditions. The assets in our portfolio are described in more detail below under “—Results of Operations—Our Portfolio.”

On May 15, 2013, Newcastle completed the distribution of shares of New Residential to Newcastle stockholders of record as of May 6, 2013. Following the distribution, New Residential is an independent, publicly-traded REIT (NYSE: NRZ).

MARKET CONSIDERATIONS

Various market factors, which are outside of our control, affect our results of operations and financial condition. One such factor is developments in the U.S. residential housing market, which we believe are generating significant investment opportunities. Since the 2008 financial crisis, the residential mortgage industry has been undergoing major structural changes that are transforming the way mortgages are originated, owned and serviced.

Since 2010, banks have sold or committed to sell mortgage servicing rights, or “MSRs,” totaling more than $1 trillion of the approximately $10 trillion mortgage market. An MSR provides a mortgage servicer with the right to service a pool of mortgages in exchange for a portion of the interest payments made on the underlying mortgages. This amount typically ranges from 25 to 50 bps times the UPB of the mortgages. As of the first quarter of 2013, approximately 82% of MSRs were still owned by banks. We expect this number to decline as banks face pressure to reduce their MSR exposure as a result of heightened capital reserve requirements under Basel III, regulatory scrutiny and a more challenging servicing environment. As a result, we believe the volume of MSR sales is likely to be substantial for some period of time.

We estimate that MSRs on approximately $400 billion of mortgages are currently for sale, which would require a capital investment of approximately $3 to 4 billion based on current pricing dynamics. We believe many non-bank servicers, who acquire MSRs and are constrained by capital limitations, will continue to sell a portion of the Excess MSR. We also estimate that approximately $2 trillion of MSRs could be sold over the next several years. In addition, approximately $1 to 2 trillion of new loans are expected to be created annually. We believe this creates an opportunity to enter into “flow arrangements,” whereby loan originators agree to sell Excess MSRs on newly originated loans on a recurring basis (often monthly or quarterly). We believe that MSRs are being sold at a discount to historical pricing levels, although increased competition for these assets has driven prices higher recently. There can be no assurance that any future investment in Excess MSRs will generate returns similar to the returns on our current investments in Excess MSRs.

As of March 2013, approximately $6 trillion of the $10 trillion of residential mortgages outstanding has been securitized, according to Inside Mortgage Finance. Approximately $5 trillion are Agency RMBS, which are securities issued or guaranteed by a U.S. Government agency, such as Ginnie Mae, or by a GSE, such as Fannie Mae or Freddie Mac. The balance has been securitized by either public trusts or private label securitizations, and are referred to as Non-Agency RMBS.

Since the financial crisis, there has been significant volatility in the prices for Non-Agency RMBS, which resulted from a widespread contraction in capital available for this asset class, deteriorating housing fundamentals, and an increase in forced selling by institutional investors (often in response to rating agency downgrades). While the prices of these assets have started to recover from their lows, we believe a meaningful gap still exists between current prices and the recovery value of many Non-Agency RMBS. Accordingly, we believe there are opportunities to acquire Non-Agency RMBS at attractive risk-adjusted yields, with the potential for meaningful upside if the U.S. economy and housing market continue to strengthen. We believe the value of existing Non-Agency RMBS may also rise if the number of buyers returns to pre-2007 levels. The primary causes of mark to market changes in our RMBS portfolio are changes in interest rates and credit spreads.

Interest rates have risen significantly in recent months and may continue to increase, although the timing of any further increases is uncertain. In periods of rising interest rates, the rates of prepayments and delinquencies with respect to mortgage loans generally decline. Generally, the value of our Excess MSRs is expected to increase when interest rates rise or delinquencies decline, and the value is expected to decrease when interest rates decline or delinquencies increase, due to the effect of changes in interest rates on prepayment speeds and delinquencies. However, prepayment speeds and delinquencies could increase even in the current interest rate environment, as a result of, among other things, a general economic recovery, government programs intended to foster refinancing activity or other reasons, which could reduce the value of our investments. Moreover, the value of our Excess MSRs is subject to a variety of factors, as described elsewhere in this prospectus. In the second quarter of 2013, the fair value of our Excess MSRs (directly and through equity method investees) increased by approximately $59 million, and we reduced our discount rate assumption from approximately 17% in the first quarter to 12.5% in the second quarter, primarily due to the substantial rise in interest rates.

Like our Excess MSRs, the value of our Non-Agency RMBS is also affected by delinquencies. The weighted average percentage of loans underlying our Non-Agency RMBS that were delinquent in the second quarter was 29.1%, compared to 30.2% in the first quarter.

We do not expect changes in interest rates to have a meaningful impact on the net interest spread of our Agency ARM and Non-Agency portfolios, because these investments are primarily match funded with respect to both interest rates and maturity. Our RMBS are primarily floating rate or hybrid (i.e., fixed to floating rate) securities, which we generally finance with floating rate debt. Therefore, while rising interest rates will generally result in a higher cost of financing, they will also result in a higher coupon payable on the securities. However, we may be unable to maintain a match funded strategy. See “Risk Factors — We may not match fund certain of our investments, which may increase the risks associated with these investments.” The net interest spread on our Agency ARM RMBS portfolio as of June 30, 2013 was 1.08%, compared to 1.01% as of March 31, 2013. The net interest spread on our Non-Agency RMBS portfolio as of June 30, 2013 was 2.84%, compared to 4.00% as of March 31, 2013.

Credit spreads decreased in the first half of 2013 relative to 2012, which has had a favorable impact on the value of our securities and loan portfolio. Credit spreads measure the yield relative to a specified benchmark that the market demands on securities and loans based on such assets’ credit risk. For a discussion of the way in which interest rates, credit spreads and other market factors affect us, see “— Quantitative and Qualitative Disclosures About Market Risk.”

The value of our consumer loan portfolio is influenced by, among other factors, the U.S. macroeconomic environment, and unemployment rates in particular. We believe that losses are highly correlated to unemployment; therefore, we expect that an improvement in unemployment rates would support the value of our investment, while deterioration in unemployment rates would result in a decline in its value.

APPLICATION OF CRITICAL ACCOUNTING POLICIES

Management’s discussion and analysis of financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of financial statements in conformity with GAAP requires the use of estimates and assumptions that could affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported amounts of revenue and expenses. Actual results could differ from these estimates. Management believes that the estimates and assumptions utilized in the preparation of the consolidated financial statements are prudent and reasonable. Actual results historically have been in line with management’s estimates and judgments used in applying each of the accounting policies described below, as modified periodically to reflect current market conditions. The following is a summary of our accounting policies that are most affected by judgments, estimates and assumptions.

Excess MSRs

Upon acquisition, we elected to record each investment in Excess MSRs at fair value. We elected to record our investments in Excess MSRs at fair value in order to provide users of the financial statements with better information regarding the effects of prepayment risk and other market factors on the Excess MSRs.

GAAP establishes a framework for measuring fair value of financial instruments and a set of related disclosure requirements. A three-level valuation hierarchy has been established based on the transparency of inputs to the valuation of a financial instrument as of the measurement date. The three levels are defined as follows:

Level 1—Quoted prices in active markets for identical instruments.

Level 2—Valuations based principally on other observable market parameters, including:

•	Quoted prices in active markets for similar instruments,

•	Quoted prices in less active or inactive markets for identical or similar instruments,

•	Other observable inputs (such as interest rates, yield curves, volatilities, prepayment speeds, loss severities, credit risks and default rates), and

•	Market corroborated inputs (derived principally from or corroborated by observable market data).

Level 3—Valuations based significantly on unobservable inputs.

The level in the fair value hierarchy within which a fair value measurement or disclosure in its entirety is based on the lowest level of input that is significant to the fair value measurement or disclosure in its entirety.

Our Excess MSRs are categorized as Level 3 under the GAAP hierarchy. The inputs used in the valuation of Excess MSRs include prepayment speed, delinquency rate, recapture rate, excess mortgage servicing amount and discount rate. The determination of estimated cash flows used in pricing models is inherently subjective and imprecise. The methods used to estimate fair value may not result in an amount that is indicative of net realizable value or reflective of future fair values. Changes in market conditions, as well as changes in the assumptions or methodology used to determine fair value, could result in a significant increase or decrease in fair value. Management validates significant inputs and outputs of our models by comparing them to available independent third party market parameters and models for reasonableness. We believe the assumptions we use are within the range that a market participant would use, and factor in the liquidity conditions in the markets. Any changes to the valuation methodology will be reviewed by management to ensure the changes are appropriate.

In order to evaluate the reasonableness of its fair value determinations, management engages an independent valuation firm to separately measure the fair value of its Excess MSRs pools. The independent valuation firm determines an estimated fair value range based on its own models and issues a “fairness opinion” with this range. Management compares the range included in the opinion to the values generated by its internal models. For Excess MSRs acquired prior to the current quarter, the fairness opinion relates to the valuation at the current quarter end date. For Excess MSRs acquired during the current quarter, the fairness opinion relates to the valuation at the time of acquisition. To date, we have not made any significant valuation adjustments as a result of these fairness opinions.

For Excess MSRs acquired during the current quarter, we revalue the Excess MSRs at the quarter end date if a payment is received between the acquisition date and the end of the quarter. Otherwise, Excess MSRs acquired during the current quarter are carried at their amortized cost basis if there has been no change in assumptions since acquisition.

Investments in Excess MSRs are aggregated into pools as applicable; each pool of Excess MSRs is accounted for in the aggregate. Interest income for Excess MSRs is accreted using an effective yield or “interest” method, based upon the expected income from the Excess MSRs through the expected life of the underlying mortgages. Changes to expected cash flows result in a cumulative retrospective adjustment, which will be recorded in the period in which the change in expected cash flows occurs. Under the retrospective method, the interest income recognized for a reporting period would be measured as the difference between the amortized cost basis at the end of the period and the amortized cost basis at the beginning of the period, plus any cash received during the period. The amortized cost basis is calculated as the present value of estimated future cash flows using an effective yield, which is the yield that equates all past actual and current estimated future cash flows to the initial investment. In addition, our policy is to recognize interest income only on Excess MSRs in existing eligible underlying mortgages.

Under the fair value election, the difference between the fair value of Excess MSRs and their amortized cost basis is recorded as “Change in fair value of investments in excess mortgage servicing rights,” as applicable. Fair value is generally determined by discounting the expected future cash flows using discount rates that incorporate the market risks and liquidity premium specific to the Excess MSRs, and therefore may differ from their effective yields.

The following tables summarize the estimated change in fair value of our interests in the Excess MSRs owned directly as of June 30, 2013 given several parallel shifts in the discount rate, prepayment rate, delinquency rate and recapture rate (dollars in thousands):

Fair value at June 30, 2013	$271,420	(A)

Discount rate shift in %	-20%		-10%	10%	20%
Estimated fair value	$293,526		$280,688	$258,396	$248,667
Change in estimated fair value:
Amount	$24,497		$11,659	$(10,633)	$(20,362)
%	9.1%		4.3%	-4.0%	-7.6%

Prepayment rate shift in %	-20%		-10%	10%	20%
Estimated fair value	$295,917		$281,952	$257,041	$245,898
Change in estimated fair value:
Amount	$26,888		$12,923	$(11,988)	$(23,131)
%	10.0%		4.8%	-4.5%	-8.6%

Delinquency rate shift in %	-20%		-10%	10%	20%
Estimated fair value	$274,066		$271,547	$266,510	$263,990
Change in estimated fair value:
Amount	$5,037		$2,518	$(2,519)	$(5,039)
%	1.9%		0.9%	-0.9%	-1.9%

Recapture rate shift in %	-20%		-10%	10%	20%
Estimated fair value	$263,752		$266,374	$271,598	$274,050
Change in estimated fair value:
Amount	$(5,277)		$(2,655)	$2,569	$5,021
%	-2.0%		-1.0%	1.0%	1.9%

The following tables summarize the estimated change in fair value of our interests in the Excess MSRs owned through equity method investees as of June 30, 2013 given several parallel shifts in the discount rate, prepayment rate, delinquency rate and recapture rate (dollars in thousands):

Fair value at June 30, 2013	$175,932	(A)

Discount rate shift in %	-20%		-10%	10%	20%
Estimated fair value	$195,138		$185,790	$169,736	$162,796
Change in estimated fair value:
Amount	$16,815		$7,467	$(8,587)	$(15,527)
%	9.4%		4.2%	-4.8%	-8.7%

Prepayment rate shift in %	-20%		-10%	10%	20%
Estimated fair value	$192,708		$184,775	$170,437	$163,946
Change in estimated fair value:
Amount	$14,385		$6,452	$(7,886)	$(14,377)
%	8.1%		3.6%	-4.4%	-8.1%

Delinquency rate shift in %	-20%		-10%	10%	20%
Estimated fair value	$181,981		$179,673	$175,058	$172,749
Change in estimated fair value:
Amount	$3,658		$1,350	$(3,265)	$(5,574)
%	2.1%		0.8%	-1.8%	-3.1%

Recapture rate shift in %	-20%		-10%	10%	20%
Estimated fair value	$168,490		$172,876	$181,961	$186,666
Change in estimated fair value:
Amount	$(9,833)		$(5,447)	$3,638	$8,343
%	-5.5%		-3.1%	2.0%	4.7%

(A)	The total fair value of investments held through equity method investees as of June 30, 2013 excludes our share of the non-Excess MSR net assets of the equity method investees of $7.2 million.

The sensitivity analysis is hypothetical and should be used with caution. In particular, the results are calculated by stressing a particular economic assumption independent of changes in any other assumption; in practice, changes in one factor may result in changes in another, which might counteract or amplify the sensitivities. Also, changes in the fair value based on a 10% variation in an assumption generally may not be extrapolated because the relationship of the change in the assumption to the change in fair value may not be linear.

RMBS

Our Non-Agency RMBS and Agency ARM RMBS are classified as available-for-sale. As such, they are carried at fair value, with net unrealized gains or losses reported as a component of accumulated other comprehensive income, to the extent impairment losses are considered temporary, as described below.

We expect that any RMBS we acquire will be categorized under Level 2 or Level 3 of the GAAP hierarchy described above under “—Application of Critical Account Policies—Excess MSRs,” depending on the observability of the inputs. Fair value may be based upon broker quotations, counterparty quotations, pricing services quotations or internal pricing models. The significant inputs used in the valuation of our securities include the discount rate, prepayment speeds, default rates and loss severities, as well as other variables.

The determination of estimated cash flows used in pricing models is inherently subjective and imprecise. The methods used to estimate fair value may not be indicative of net realizable value or reflective of future fair values. Changes in market conditions, as well as changes in the assumptions or methodology used to determine fair value, could result in a significant increase or decrease in fair value. Management validates significant inputs and outputs of our models by comparing them to available independent third party market parameters and models for reasonableness. We believe the assumptions we use are within the range that a market participant would use, and factor in the liquidity conditions in the markets. Any changes to the valuation methodology will be reviewed by management to ensure the changes are appropriate.

Pursuant to ASC 320-10-35, we must also assess whether unrealized losses on securities, if any, reflect a decline in value that is other-than-temporary and, if so, record an other-than-temporary impairment through earnings. A decline in value is deemed to be other-than-temporary if (i) it is probable that we will be unable to collect all amounts due according to the contractual terms of a security that was not impaired at acquisition (there is an expected credit loss), or (ii) if we have the intent to sell a security in an unrealized loss position or it is more likely than not that we will be required to sell a security in an unrealized loss position prior to its anticipated recovery (if any). For the purposes of performing this analysis, we will assume the anticipated recovery period is until the expected maturity of the applicable security. Also, for securities that represent beneficial interests in securitized financial assets within the scope of ASC 325-40, whenever there is a probable adverse change in the timing or amounts of estimated cash flows of a security from the cash flows previously projected, an other-than-temporary impairment will be deemed to have occurred. Our Non-Agency RMBS acquired with evidence of deteriorated credit quality for which it was probable, at acquisition, that we would be unable to collect all contractually required payments receivable, fall within the scope of ASC 310-30, as opposed to ASC 325-40. All of our other Non-Agency RMBS, those not acquired with evidence of deteriorated credit quality, fall within the scope of ASC 325-40.

Pursuant to ASC 835-30-35, income on these securities is recognized using a level yield methodology based upon a number of cash flow assumptions that are subject to uncertainties and contingencies. Such assumptions include the rate and timing of principal and interest receipts (which may be subject to prepayments and defaults). These assumptions are updated on at least a quarterly basis to reflect changes related to a particular security, actual historical data, and market changes. These uncertainties and contingencies are difficult to predict and are subject to future events, and economic and market conditions, which may alter the assumptions. For securities acquired at a discount for credit losses, we recognize the excess of all cash flows expected over our investment in the securities as Interest Income on a “loss adjusted yield” basis. The loss-adjusted yield is determined based on an evaluation of the credit status of securities, as described in connection with the analysis of impairment above.

Loans

We invest in loans, including but not limited to, residential mortgage loans. Loans for which we have the intent and ability to hold for the foreseeable future, or until maturity or payoff, are classified as held-for-investment. Loans are presented in the consolidated balance sheet at cost net of any unamortized discount (or gross of any unamortized premium). We determine at acquisition whether loans will be aggregated into pools based on common risk characteristics (credit quality, loan type, and date of origination or acquisition); loans aggregated into pools are accounted for as if each pool were a single loan.

Income on these loans is recognized similarly to that on our securities using a level yield methodology and is subject to similar uncertainties and contingencies, which are also analyzed on at least a quarterly basis.

Impairment of Loans

To the extent that they are classified as held-for-investment, we must periodically evaluate each of these loans or loan pools for possible impairment. Impairment is indicated when it is deemed probable that we will be unable to collect all amounts due according to the contractual terms of the loan, or for loans acquired at a discount for credit losses, when it is deemed probable that we will be unable to collect as anticipated. Upon determination of impairment, we would establish a specific valuation allowance with a corresponding charge to earnings. We continually evaluate our loans receivable for impairment.

Our residential mortgage loans are aggregated into pools for evaluation based on like characteristics, such as loan type and acquisition date. Pools of loans are evaluated based on criteria such as an analysis of borrower performance, credit ratings of borrowers, loan to value ratios, the estimated value of the underlying collateral, the key terms of the loans and historical and anticipated trends in defaults and loss severities for the type and seasoning of loans being evaluated. This information is used to estimate provisions for estimated unidentified incurred losses on pools of loans. Significant judgment is required in determining impairment and in estimating the resulting loss allowance. Furthermore, we must assess our intent and ability to hold our loan investments on a periodic basis. If we do not have the intent to hold a loan for the foreseeable future or until its expected payoff, the loan must be classified as “held for sale” and recorded at the lower of cost or estimated value.

Investment Consolidation

The analysis as to whether to consolidate an entity is subject to a significant amount of judgment. Some of the criteria considered are the determination as to the degree of control over an entity by its various equity holders, the design of the entity, how closely related the entity is to each of its equity holders, the relation of the equity holders to each other and a determination of the primary beneficiary in entities in which we have a variable interest. These analyses involve estimates, based on the assumptions of management, as well as judgments regarding significance and the design of entities.

Variable interest entities (“VIEs”) are defined as entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. A VIE is required to be consolidated by its primary beneficiary, and only by its primary beneficiary, which is defined as the party who has the power to direct the activities of a VIE that most significantly impact its economic performance and who has the obligation to absorb losses or the right to receive benefits from the VIE that could potentially be significant to the VIE.

Our investments in Non-Agency RMBS are variable interests. We monitor these investments and analyze the potential need to consolidate the related securitization entities pursuant to the VIE consolidation requirements.

These analyses require considerable judgment in determining whether an entity is a VIE and determining the primary beneficiary of a VIE since they involve subjective determinations of significance, with respect to both power and economics. The result could be the consolidation of an entity that otherwise would not have been consolidated or the de-consolidation of an entity that otherwise would have been consolidated.

We have not consolidated the securitization entities that issued our Non-Agency RMBS. This determination is based, in part, on our assessment that we do not have the power to direct the activities that most significantly impact the economic performance of these entities, such as if we owned a majority of the currently controlling class. In addition, we are not obligated to provide, and have not provided, any financial support to these entities.

We have not consolidated the entities in which we hold a 50% interest that made an investment in Excess MSRs. We have determined that the decisions that most significantly impact the economic performance of these entities will be made collectively by us and the other investor in the entities. In addition, these entities have sufficient equity to permit the entities to finance their activities without additional subordinated financial support. Based on our analysis, these entities do not meet any of the VIE criteria under ASC 810-10-15-14.

Investments in Equity Method Investees

We account for our investment in the Consumer Loan Companies pursuant to the equity method of accounting because we can exercise significant influence over the Consumer Loan Companies, but the requirements for consolidation are not met. Our share of earnings and losses in these equity method investees is included in “Earnings from investments in consumer loans, equity method investees” on the Consolidated Statements of Income. Equity method investments are included in “Investments in consumer loans, equity method investees” on the Consolidated Balance Sheets.

The Consumer Loan Companies classify their investments in consumer loans as held-for-investment, as they have the intent and ability to hold for the foreseeable future, or until maturity or payoff. The Consumer Loan Companies record the consumer loans at cost net of any unamortized discount or loss allowance. The Consumer Loan Companies determined at acquisition that these loans would be aggregated into pools based on common risk characteristics (credit quality, loan type, and date of origination or acquisition); the loans aggregated into pools are accounted for as if each pool were a single loan.

Pursuant to ASC 825-10-25, we have elected to measure our investments in equity method investees which are invested in Excess MSRs at fair value. The equity method investees have also elected to measure their investments in Excess MSRs at fair value pursuant to ASC 825-10-25.

Income Taxes

Our financial results are generally not expected to reflect provisions for current or deferred income taxes. We intend to operate in a manner that allows us to qualify for taxation as a REIT. As a result of our expected REIT qualification, we do not generally expect to pay U.S. federal or state and local corporate level taxes. Many of the REIT requirements, however, are highly technical and complex. If we were to fail to meet the REIT requirements, we would be subject to U.S. federal, state and local income and franchise taxes.

RECENT ACCOUNTING PRONOUNCEMENTS

In February 2013, the FASB issued new guidance regarding the reporting of reclassifications out of accumulated other comprehensive income. The new guidance does not change current requirements for reporting net income or other comprehensive income in the financial statements. However, it requires companies to present the effects on the line items of net income of significant amounts reclassified out of accumulated OCI if the item reclassified is required to be reclassified to net income in its entirety during the same reporting period. Presentation should occur either on the face of the income statement where net income is presented or in the notes to the financial statements. We early adopted this accounting standard and opted to present this information in a note to the financial statements.

The FASB has recently issued or discussed a number of proposed standards on such topics as consolidation, financial statement presentation, revenue recognition, financial instruments, hedging, and contingencies. Some of the proposed changes are significant and could have a material impact on our reporting. We have not yet fully evaluated the potential impact of these proposals, but will make such an evaluation as the standards are finalized.

We are an emerging growth company as defined in the JOBS Act, and we have irrevocably elected not to take advantage of the delayed adoption of new or revised accounting standards applicable to public companies. We will therefore be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

RESULTS OF OPERATIONS

We have a limited operating history and we acquired our first portfolio of Excess MSRs in December 2011 and as a result, a comparison of the year ended December 31, 2012 against the one month ended December 31, 2011 would not be meaningful. Because we were not operating as a separate, stand-alone entity during the period from our formation to the date of our separation from Newcastle, our results of operations for this period are not necessarily indicative of our future performance.

The following tables summarize the changes in our results of operations for the three and six months ended June 30, 2013 compared to the three and six months ended June 30, 2012 (dollars in thousands):

	Three Months Ended June 30,		Increase (Decrease)
	2013	2012	Amount	%
Interest income	$22,999	$4,479	$18,520	413.5%
Interest expense	2,651	—	2,651	N.M.

Net Interest Income	20,348	4,479	15,869	354.3%

Impairment
Other-than-temporary impairment (“OTTI”) on securities	3,756	—	3,756	N.M.

Net interest income after impairment	16,592	4,479	12,113	270.4%
Other Income
Change in fair value of investments in excess mortgage servicing rights	41,833	3,523	38,310	1087.4%
Change in fair value of investments in excess mortgage servicing rights, equity method investees	20,127	—	20,127	N.M.
Earnings from investments in consumer loans, equity method investees	36,164	—	36,164	N.M.
Gain on settlement of securities	58	—	58	N.M.

	98,182	3,523	94,659	2686.9%

Operating Expenses
General and administrative expenses	602	1,266	(664)	-52.4%
Management fee allocated by Newcastle	1,809	262	1,547	590.5%
Management fee to affiliate	2,263	—	2,263	N.M.
Incentive compensation to affiliate	878	—	878	N.M.

	5,552	1,528	4,024	263.4%

Net Income	$109,222	$6,474	$102,748	1587.1%

	Six Months Ended June 30,		Increase (Decrease)
	2013	2012	Amount	%
Interest income	$39,190	$6,516	$32,674	501.4%
Interest expense	3,550	—	3,550	N.M.

Net Interest Income	35,640	6,516	29,124	447.0%

Impairment
Other-than-temporary impairment (“OTTI”) on securities	3,756	—	3,756	N.M.

Net interest income after impairment	31,884	6,516	25,368	389.3%
Other Income
Change in fair value of investments in excess mortgage servicing rights	43,691	4,739	38,952	821.9%
Change in fair value of investments in excess mortgage servicing rights, equity method investees	21,096	—	21,096	N.M.
Earnings from investments in consumer loans, equity method investees	36,164	—	36,164	N.M.
Gain on settlement of securities	58	—	58	N.M.

	101,009	4,739	96,270	2031.4%

Operating Expenses
General and administrative expenses	3,321	1,677	1,644	98.0%
Management fee allocated by Newcastle	4,134	416	3,718	893.8%
Management fee to affiliate	2,263	—	2,263	N.M.
Incentive compensation to affiliate	878	—	878	N.M.

	10,596	2,093	8,503	406.3%

Net Income	$122,297	$9,162	$113,135	1234.8%

Interest Income

Three months ended June 30, 2013 compared to the three months ended June 30, 2012.

Interest income increased by $18.5 million primarily due to increases in interest income as a result of new investments in real estate securities and excess mortgage servicing rights.

Six months ended June 30, 2013 compared to the six months ended June 30, 2012

Interest income increased by $32.7 million primarily due to increases in interest income as a result of new investments in real estate securities and excess mortgage servicing rights.

Interest Expense

Three months ended June 30, 2013 compared to the three months ended June 30, 2012.

Interest expense increased by $2.7 million due to repurchase agreement financing entered into since June 2012 on our Agency ARM RMBS and Non-Agency RMBS.

Six months ended June 30, 2013 compared to the six months ended June 30, 2012

Interest expense increased by $3.6 million due to repurchase agreement financing entered into since June 2012 on our Agency ARM RMBS and Non-Agency RMBS.

Other than Temporary Impairment (“OTTI”) on Securities

Three months ended June 30, 2013 compared to the three months ended June 30, 2012.

The other-than-temporary impairment on securities increased by $3.8 million due to the recognition of impairment on our Agency ARM RMBS and Non-Agency RMBS securities in connection with the spin-off on May 15, 2013.

Six months ended June 30, 2013 compared to the six months ended June 30, 2012

The other-than-temporary impairment on securities increased by $3.8 million due to the recognition of impairment on our Agency ARM RMBS and Non-Agency RMBS securities in connection with the spin-off on May 15, 2013.

Change in Fair Value of Investments in Excess Mortgage Servicing Rights

Three months ended June 30, 2013 compared to the three months ended June 30, 2012.

The change in fair value of investments in excess mortgage servicing rights increased $38.3 million due to the acquisition of investments in the second quarter of 2012 and subsequent net increases in value.

Six months ended June 30, 2013 compared to the six months ended June 30, 2012

The change in fair value of investments in excess mortgage servicing rights increased $39.0 million due to the acquisition of investments in the second quarter of 2012 and subsequent net increases in value.

Change in Fair Value of Investments in Excess Mortgage Servicing Rights, Equity Method Investees

Three months ended June 30, 2013 compared to the three months ended June 30, 2012.

The change in fair value of investments in excess mortgage servicing rights, equity method investees increased $20.1 million due to the acquisition of these investments in 2013 and subsequent net increases in value.

Six months ended June 30, 2013 compared to the six months ended June 30, 2012

The change in fair value of investments in excess mortgage servicing rights, equity method investees increased $21.1 million due to the acquisition of these investments in 2013 and subsequent net increases in value.

Earnings from Investments in Consumer Loans, Equity Method Investees

Three months ended June 30, 2013 compared to the three months ended June 30, 2012.

Earnings from investments in consumer loans, equity method investees increased $36.2 million due to the acquisition of these investments in the second quarter of 2013 and subsequent income recognized by the investees.

Six months ended June 30, 2013 compared to the six months ended June 30, 2012

Earnings from investments in consumer loans, equity method investees increased $36.2 million due to the acquisition of these investments in the second quarter of 2013 and subsequent income recognized by the investees.

Gain on Settlement of Securities

Three months ended June 30, 2013 compared to the three months ended June 30, 2012.

Gain on settlement of securities increased by $58 thousand due to the sale of two Non-Agency RMBS during the three months ended June 30, 2013.

Six months ended June 30, 2013 compared to the six months ended June 30, 2012

Gain on settlement of securities increased by $58 thousand due to the sale of two Non-Agency RMBS during the six months ended June 30, 2013.

General and Administrative Expenses

Three months ended June 30, 2013 compared to the three months ended June 30, 2012.

General and administrative expenses decreased by $0.7 million primarily due to a decrease in professional fees associated with acquiring new investments.

Six months ended June 30, 2013 compared to the six months ended June 30, 2012

General and administrative expense increased by $1.6 million primarily due to an increase in professional fees primarily related to the investment in consumer loans.

Management Fee Allocated by Newcastle

Three months ended June 30, 2013 compared to the three months ended June 30, 2012.

Management fee allocated by Newcastle increased $1.5 million due to an increase in our equity, as a result of capital contributions from Newcastle subsequent to the first quarter of 2012.

Six months ended June 30, 2013 compared to the six months ended June 30, 2012

Management fee allocated by Newcastle increased by $3.7 million due to an increase in our equity, as a result of capital contributions from Newcastle subsequent to the first quarter of 2012.

Management Fee to Affiliate

Three months ended June 30, 2013 compared to the three months ended June 30, 2012.

Management fee to affiliate increased $2.3 as a result of the management agreement becoming effective on May 15, 2013.

Six months ended June 30, 2013 compared to the six months ended June 30, 2012

Management fee to affiliate increased $2.3 as a result of the management agreement becoming effective on May 15, 2013.

Incentive Compensation to Affiliate

Three months ended June 30, 2013 compared to the three months ended June 30, 2012.

Incentive compensation to affiliate increased $0.9 million as a result of the management agreement becoming effective on May 15, 2013 and subsequent investment performance.

Six months ended June 30, 2013 compared to the six months ended June 30, 2012

Incentive compensation to affiliate increased $0.9 million as a result of the management agreement becoming effective on May 15, 2013 and subsequent investment performance.

OUR PORTFOLIO

Our portfolio is currently composed of investments in Excess MSRs, Agency ARM RMBS, Non-Agency RMBS, residential mortgage loans, consumer loans and cash, as described in more detail below. A majority of our assets consist of qualifying real estate assets for purposes of Section 3(c)(5)(C) of the 1940 Act, including investments in Agency ARM RMBS. Our asset allocation and target assets may change over time, depending on our Manager’s investment decisions in light of prevailing market conditions. The assets in our portfolio are described in more detail below.

Excess MSRs

As of June 30, 2013, we had approximately $454.6 million estimated carrying value of Excess MSRs (held directly and through joint ventures), including deposits on investments that have not closed through joint ventures. As of June 30, 2013, our completed investments represent a 33% to 65% interest in the Excess MSRs (held either directly or through joint ventures) on pools of mortgage loans with an aggregate UPB of approximately $153.8 billion. Nationstar is the servicer of the loans underlying all of our investments in Excess MSRs to date, and it earns a basic fee in exchange for providing all servicing functions. In addition, Nationstar retains a 33% to 35% interest in the Excess MSRs and all ancillary income associated with the portfolios. We do not have any servicing duties, liabilities or obligations associated with the servicing of the portfolios underlying any of our investments. Each of our investments to date is subject to a recapture agreement with Nationstar. Under the recapture agreements, we are generally entitled to a pro rata interest in the Excess MSRs on any initial or subsequent refinancing by Nationstar of a loan in the original portfolio. In other words, we are generally entitled to a pro rata interest in the Excess MSRs on both (i) a loan resulting from a refinancing by Nationstar of a loan in the original portfolio, and (ii) a loan resulting from a refinancing by Nationstar of a previously recaptured loan.

The following table summarizes the collateral characteristics of the loans underlying our direct Excess MSR investments as of June 30, 2013 (dollars in thousands):

		Collateral Characteristics
	Current Carrying Amount	Original Principal Balance	Current Principal Balance	Number of Loans	WA FICO Score (A)	WA Coupon	WA Maturity (months)	Average Loan Age (months)	Adjustable Rate Mortgage % (B)	1 Month CPR (D)	1 Month CRR (E)	1 Month CDR (F)	1 Month Recapture Rate
Pool 1
Original Pool	$34,515	$9,940,385	$6,579,008	46,209	678	5.7%	277	79	20.0%	32.2%	29.3%	4.1%	53.3%
Recaptured Loans	4,632	—	1,014,430	5,155	747	4.3%	329	5	0.0%	3.1%	3.1%	0.0%	0.0%
Recapture Agreements	5,383	—	—	—	—	—	—	—	—	—	—	—	—

	44,530	9,940,385	7,593,438	51,364	687	5.5%	284	69	17.3%	28.3%	25.8%	3.5%	46.2%
Pool 2
Original Pool	33,309	10,383,891	7,843,608	40,966	611	5.0%	317	69	11.0%	27.1%	22.9%	5.3%	53.6%
Recaptured Loans	4,030	—	726,797	3,685	750	4.3%	331	3	0.0%	0.7%	0.7%	0.0%	0.0%
Recapture Agreements	6,557	—	—	—	—	—	—	—	—	—	—	—	—

	43,896	10,383,891	8,570,405	44,651	623	4.8%	318	63	10.1%	24.9%	21.0%	4.9%	49.1%
Pool 3
Original Pool	31,663	9,844,114	8,039,505	49,890	677	4.3%	287	92	39.0%	20.0%	17.5%	3.0%	39.2%
Recaptured Loans	1,520	—	341,019	2,080	733	4.1%	329	2	0.0%	0.9%	0.9%	0.0%	0.0%
Recapture Agreements	5,755	—	—	—	—	—	—	—	—	—	—	—	—

	38,938	9,844,114	8,380,524	51,970	679	4.3%	289	88	37.4%	19.2%	16.8%	2.9%	37.6%
Pool 4
Original Pool	12,755	6,250,549	5,286,319	26,393	675	3.5%	309	83	58.0%	15.3%	7.3%	8.5%	40.0%
Recaptured Loans	421	—	94,814	484	752	4.2%	340	3	0.0%	0.2%	0.2%	0.0%	0.0%
Recapture Agreements	3,533	—	—	—	—	—	—	—	—	—	—	—	—

	16,709	6,250,549	5,381,133	26,877	676	3.5%	310	82	57.0%	15.0%	7.2%	8.4%	39.3%
Pool 5
Original Pool	121,009	47,572,905	39,967,801	172,125	655	4.5%	290	88	55.0%	14.8%	6.3%	9.0%	0.6%
Recapture Loans	93	—	21,230	74	755	3.6%	334	4	2.0%	0.0%	0.0%	0.0%	0.0%
Recapture Agreements	3,854	—	—	—	—	—	—	—	—	—	—	—	—

	124,956	47,572,905	39,989,031	172,199	655	4.5%	290	88	55.0%	14.8%	6.3%	9.0%	0.6%
Pool 11
Recapture Agreements	2,391	—	—	—	—	—	—	—	—	—	—	—	—

	2,391	—	—	—	—	—	—	—	—	—	—	—	—

Total/WA	$271,420	$83,991,844	$69,914,531	347,061	659	4.6%	294	82	43.4%	18.0%	11.6%	7.1%	34.7%

Continued on next page.

	Collateral Characteristics
	Uncollected Payments (C)	Delinquency 30 Days (C)	Delinquency 60 Days (C)	Delinquency 90+ Days (C)	Loans in Foreclosure	Real Estate Owned	Loans in Bankruptcy
Pool 1
Original Pool	10.1%	6.0%	1.9%	1.2%	4.2%	0.9%	2.7%
Recaptured Loans	0.5%	0.4%	0.1%	0.0%	0.1%	0.0%	0.0%
Recapture Agreements	—	—	—	—	—	—	—

	8.8%	5.3%	1.7%	1.0%	3.7%	0.8%	2.3%
Pool 2
Original Pool	14.8%	5.3%	2.1%	1.6%	7.9%	1.0%	4.9%
Recaptured Loans	0.1%	0.2%	0.0%	0.0%	0.0%	0.0%	0.0%
Recapture Agreements	—	—	—	—	—	—	—

	13.6%	4.9%	1.9%	1.5%	7.2%	0.9%	4.5%
Pool 3
Original Pool	13.6%	4.6%	1.3%	1.0%	7.3%	2.2%	3.3%
Recaptured Loans	0.2%	0.2%	0.0%	0.0%	0.0%	0.0%	0.1%
Recapture Agreements	—	—	—	—	—	—	—

	13.1%	4.4%	1.2%	1.0%	7.0%	2.1%	3.2%
Pool 4
Original Pool	17.0%	3.6%	1.7%	1.3%	10.5%	2.0%	4.2%
Recaptured Loans	0.0%	0.4%	0.0%	0.0%	0.0%	0.0%	0.0%
Recapture Agreements	—	—	—	—	—	—	—

	16.7%	3.5%	1.7%	1.3%	10.3%	2.0%	4.1%
Pool 5
Original Pool	25.1%	9.8%	2.0%	3.4%	15.7%	1.9%	4.9%
Recapture Loans	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Recapture Agreements	—	—	—	—	—	—	—

	25.1%	9.8%	2.0%	3.4%	15.7%	1.9%	4.9%
Pool 11
Recapture Agreements	—	—	—	—	—	—	—

	—	—	—	—	—	—	—

Total/WA	19.8%	7.6%	1.8%	2.4%	11.9%	1.7%	4.3%

(A)	The WA FICO score is based on the weighted average of information provided by the loan servicer on a monthly basis. The loan servicer generally updates the FICO score on a monthly basis.
(B)	Adjustable Rate Mortgage % represents the percentage of the total principal balance of the pool that corresponds to adjustable rate mortgages.
(C)	Uncollected Payments represents the percentage of the total principal balance of the pool that corresponds to loans for which the most recent payment was not made. Delinquency 30 Days, Delinquency 60 Days and Delinquency 90+ Days represent the percentage of the total principal balance of the pool that corresponds to loans that are delinquent by 30–59 days, 60–89 days or 90 or more days, respectively.
(D)	1 Month CPR or the constant prepayment rate represents the annualized rate of the prepayments during the month as a percentage of the total principal balance of the pool.
(E)	1 Month CRR, or the voluntary prepayment rate, represents the annualized rate of the voluntary prepayments during the month as a percentage of the total principal balance of the pool.
(F)	1 Month CDR, or the involuntary prepayment rate, represents the annualized rate of the involuntary prepayments (defaults) during the month as a percentage of the total principal balance of the pool.

The following table summarizes the collateral characteristics as of June 30, 2013 of the loans underlying Excess MSR investments made through equity method investees (dollars in thousands). For each of these pools, we own a 50% interest in an entity that invested in a 67% interest in the Excess MSRs.

	Current Carrying Amount	Collateral Characteristics
		Original Principal Balance	Current Principal Balance	Number of Loans	WA FICO Score (A)	WA Coupon	WA Maturity (months)	Average Loan Age (months)	Adjustable Rate Mortgage % (B)	1 Month CPR (D)	1 Month CRR (E)	1 Month CDR (F)	1 Month Recapture Rate
Pool 6
Original Pool	$43,649	$12,987,190	$10,800,203	75,183	662	5.6%	307	52	0.0%	26.2%	22.5%	4.8%	20.5%
Recaptured Loans	490	—	349,152	721	717	3.5%	357	1	0.0%	0.0%	0.0%	0.0%	0.0%
Recapture Agreements	13,284	—	—	—	—	—	—	—	—	—	—	—	—

	57,423	12,987,190	11,149,355	75,904	664	5.5%	309	50	0.0%	25.5%	21.9%	4.6%	19.9%
Pool 7 (G)
Original Pool	112,559	37,965,199	34,244,919	234,275	682	5.1%	282	83	24.0%	22.5%	22.4%	0.1%	23.8%
Recaptured Loans	387	—	235,779	1,525	727	4.3%	325	1	0.0%	0.0%	0.0%	0.0%	0.0%
Recapture Agreements	25,965	—		—	—	—	—	—	—	—	—	—	—

	138,911	37,965,199	34,480,698	235,800	682	5.1%	282	82	23.8%	22.3%	22.2%	0.1%	23.6%
Pool 8 (H)
Original Pool	57,538	17,655,383	15,140,773	93,328	701	5.5%	292	73	14.0%	35.5%	34.4%	1.7%	38.3%
Recapture Loans	422	—	276,771	1,539	763	4.3%	322	1	0.0%	0.1%	0.1%	0.0%	0.0%
Recapture Agreements	14,103	—	—	—	—	—	—	—	—	—	—	—	—

	72,063	17,655,383	15,417,544	94,867	702	5.5%	293	72	13.7%	34.9%	33.8%	1.7%	37.6%
Pool 11
Original Pool	55,797	22,817,213	22,817,213	137,843	614	5.4%	294	68	4.0%	N/A	N/A	N/A	N/A
Recapture Agreements	27,669	—	—	—	—	—	—	—	—	—	—	—	—

	83,466	22,817,213	22,817,213	137,843	614	5.4%	294	68	4.0%	0.0%	0.0%	0.0%	0.0%

Total/WA	$351,863	$91,424,985	$83,864,810	544,414	665	5.3%	291	72	13.4%	19.0%	18.3%	1.0%	28.2%

Continued on next page.

	Collateral Characteristics
	Uncollected Payments (C)	Delinquency 30 Days (C)	Delinquency 60 Days (C)	Delinquency 90+ Days (C)	Loans in Foreclosure	Real Estate Owned	Loans in Bankruptcy
Pool 6
Original Pool	12.4%	6.2%	1.7%	1.7%	6.6%	0.6%	2.2%
Recaptured Loans	0.0%	0.0%	0.2%	0.0%	0.0%	0.0%	0.0%
Recapture Agreements	—	—	—	—	—	—	—

	12.0%	6.0%	1.7%	1.6%	6.4%	0.6%	2.1%
Pool 7
Original Pool	12.4%	4.0%	1.0%	2.4%	6.2%	0.3%	3.7%
Recaptured Loans	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Recapture Agreements	—	—	—	—	—	—	—

	12.3%	4.0%	1.0%	2.4%	6.2%	0.3%	3.7%
Pool 8
Original Pool	38.3%	3.4%	1.1%	1.3%	5.2%	0.3%	3.0%
Recapture Loans	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Recapture Agreements	—	0.0%	—	—	—	—	—

	37.6%	3.3%	1.1%	1.3%	5.1%	0.3%	2.9%
Pool 11
Original Pool	7.3%	13.4%	2.3%	2.6%	6.5%	0.4%	2.5%
Recapture Agreements	—	—	—	—	—	—	—

	7.3%	13.4%	2.3%	2.6%	6.5%	0.4%	2.5%

Total/WA	15.6%	6.7%	1.5%	2.1%	6.1%	0.4%	3.0%

(A)	The WA FICO score is based on the weighted average of information provided by the loan servicer on a monthly basis. The loan servicer generally updates the FICO score on a monthly basis.
(B)	Adjustable Rate Mortgage % represents the percentage of the total principal balance of the pool that corresponds to adjustable rate mortgages.
(C)	Uncollected Payments represents the percentage of the total principal balance of the pool that corresponds to loans for which the most recent payment was not made. Delinquency 30 Days, Delinquency 60 Days and Delinquency 90+ Days represent the percentage of the total principal balance of the pool that corresponds to loans that are delinquent by 30-59 days, 60-89 days or 90 or more days, respectively.
(D)	1 Month CPR, or the constant prepayment rate, represents the annualized rate of the prepayments during the month as a percentage of the total principal balance of the pool.
(E)	1 Month CRR, or the voluntary prepayment rate, represents the annualized rate of the voluntary prepayments during the month as a percentage of the total principal balance of the pool.
(F)	1 Month CDR, or the involuntary prepayment rate, represents the annualized rate of the involuntary prepayments (defaults) during the month as a percentage of the total principal balance of the pool.
(G)	Collateral information excludes $2.24 billion for which collateral data was not available as of the report date.
(H)	Collateral information excludes $1.25 billion for which collateral data was not available as of the report date.

The following table summarizes the collateral characteristics for the additional pools committed to and/or closed subsequent to June 30, 2013, of the loans underlying Excess MSR investments made through equity method investees (dollars in thousands). For each of these pools, New Residential owns a 50% interest in an entity that invested in a 67% interest in Excess MSRs.

	Collateral Characteristics (G)
	Unpaid Principal Balance	Number of Loans	WA Original FICO Score (A)	WA Coupon	WA Maturity (months)	Average Loan Age (months)	Adjustable Rate Mortgage % (B)
Pool 9 (H)	$34,738,833	268,841	687	5.0%	305	44	4.0%
Pool 10 (H)	95,407,638	571,417	703	5.2%	269	90	42.7%

Total/Weighted Avg	$130,146,471	840,258	699	5.1%	279	78	32.4%

	Collateral Characteristics (G)
	Uncollected Payments (C)	Delinquency 30 Days (C)	Delinquency 60 Days (C)	Delinquency 90+ Days (C)	Loans in Foreclosure	Real Estate Owned	Loans in Bankruptcy	1 Month CPR (D)	1 Month CRR (E)	1 Month CDR (F)
Pool 9 (H)	9.2%	3.9%	1.2%	4.8%	1.1%	0.2%	1.2%	23.2%	21.8%	1.8%
Pool 10 (H)	31.5%	3.5%	1.5%	19.3%	7.0%	2.5%	3.9%	16.9%	10.5%	7.2%

Total/Weighted Avg	25.6%	3.6%	1.4%	15.4%	5.4%	1.9%	3.2%	18.6%	13.5%	5.8%

(A)	WA Original FICO Score represents the FICO score at the time the loan was originated.
(B)	Adjustable Rate Mortgage % represents the percentage of the total principal balance of the pool that corresponds to adjustable rate mortgages.
(C)	Uncollected Payments represents the percentage of the total principal balance of the pool that corresponds to loans for which the most recent payment was not made. Delinquency 30 Days, Delinquency 60 Days and Delinquency 90+ Days represent the percentage of the total principal balance of the pool that corresponds to loans that are delinquent by 30-59 days, 60-89 days or 90 or more days, respectively.
(D)	1 Month CPR, or constant prepayment rate, represents the annualized rate of the prepayments during the month as a percentage of the total principal balance of the pool.
(E)	1 Month CRR, or the voluntary prepayment rate, represents the annualized rate of the prepayments during the month as a percentage of the total principal balance of the pool.
(F)	1 Month CDR, or the involuntary prepayment rate, represents the annualized rate of the involuntary prepayments (defaults) during the month as a percentage of the total principal balance of the pool.
(G)	The collateral characteristics are presented as of May 31, 2013.
(H)	Pools 9 and 10 are transactions that were committed to in January 2013. The closings are subject to certain closing requirements and regulatory approvals. Pool 9 closed subsequent to June 30, 2013. See Note 15 to the Consolidated Financial Statements included herein.

For information about the weighted average yield of our investments in Excess MSRs and about the geographic diversification of the underlying loans, see Notes 3 and 6 to the Consolidated Financial Statements included herein.

We currently expect to continue to make co-investments with Nationstar, and we may also acquire Excess MSRs from other servicers. Nationstar does not, however, have any obligation to offer us any future co-investment opportunity. In the event that we cannot co-invest in Excess MSRs with Nationstar, we may not be able to find other suitable counterparties from which to acquire Excess MSRs, which could have a material adverse effect on our business. At the same time, our co-investments with Nationstar expose us to counterparty concentration risk, which could increase if we do not or cannot acquire Excess MSRs from other counterparties or continue to pursue co-investments with Nationstar.

Agency ARM RMBS

The following table summarizes the reset dates of our Agency ARM RMBS portfolio as of June 30, 2013 (dollars in thousands):

Months to Next Reset (A)	Number of Securities	Outstanding Face Amount	Amortized Cost Basis (B)	Percentage of Total Amortized Cost Basis	Carrying Value (B)	Weighted Average
						Coupon	Margin	Periodic Cap			Lifetime Cap (E)	Months to Reset (F)
								1st Coupon Adjustment (C)		Subsequent Coupon Adjustment (D)
1 - 12	22	$177,904	$188,060	16.8%	$189,177	2.6%	1.6%	N/A	(G)	2.0%	10.2%	6
13 - 24	23	351,821	373,352	33.3%	371,759	3.7%	1.8%	5.0%		2.0%	8.8%	20
25 - 36	18	457,100	481,752	43.0%	479,107	3.3%	1.8%	5.0%		2.0%	8.3%	32
Over 36	3	73,125	77,182	6.9%	75,899	2.9%	1.8%	5.0%		2.0%	7.9%	43

Total/WA	66	$1,059,950	$1,120,346	100.0%	$1,115,942	3.3%	1.8%	5.0%		2.0%	8.7%	24

(A)	Of these investments, 89.5% reset based on 12 month LIBOR index, 4.5% reset based on 6 month LIBOR Index, 1.5% reset based on 1 month LIBOR, and 4.5% reset based on the 1 year Treasury Constant Maturity Rate. After the initial fixed period, 97% of these securities will reset annually and 3% will reset semi-annually.
(B)	Amortized cost basis and carrying value exclude $13.8 million of principal receivables as of June 30, 2013.
(C)	Represents the maximum change in the coupon at the end of the fixed rate period.
(D)	Represents the maximum change in the coupon at each reset date subsequent to the first coupon adjustment.
(E)	Represents the maximum coupon on the underlying security over its life.
(F)	Represents recurrent weighted average months to the next interest rate reset.
(G)	Not applicable as 20 of the securities (96% of the current face of this category) are past the first coupon adjustment period. The remaining 2 securities (4% of the current face of this category) have a maximum change in the coupon of 5.0% at the end of the fixed rate period.

The following table summarizes the characteristics of our Agency ARM RMBS portfolio and of the collateral underlying our Agency ARM RMBS as of June 30, 2013 (dollars in thousands):

	Agency ARM RMBS Characteristics
Vintage (A)	Number of Securities	Outstanding Face Amount	Amortized Cost Basis (C)	Percentage of Total Amortized Cost Basis	Carrying Value(C)	WAL (Years)
Pre-2005	12	$75,349	$79,650	7.1%	$80,288	4.7
2006	3	31,044	33,117	2.9%	33,178	2.7
2007	4	15,690	16,396	1.5%	16,653	5.9
2008	3	16,542	17,613	1.6%	17,648	4.4
2009	8	90,842	96,884	8.6%	96,748	2.7
2010	21	332,931	351,523	31.4%	350,550	2.3
2011	12	340,063	358,116	32.0%	355,721	2.5
2012 and later	3	157,489	167,047	14.9%	165,156	5.9

Total / WA	66	$1,059,950	$1,120,346	100.0%	$1,115,942	3.2

Collateral Characteristics
Vintage (A)	3 Month CPR (B)
Pre-2005	27.4%
2006	27.3%
2007	33.8%
2008	15.3%
2009	34.9%
2010	42.1%
2011	39.1%
2012 & After	29.8%

36.7%

(A)	The year in which the securities were issued.
(B)	Three month average constant prepayment rate.
(C)	Amortized cost basis and carrying value exclude $13.8 million of principal receivables as of June 30, 2013.

The following table summarizes the net interest spread of our Agency ARM RMBS portfolio as of June 30, 2013:

Net Interest Spread (A)
Weighted Average Asset Yield	1.47%
Weighted Average Funding Cost	0.39%

Net Interest Spread	1.08%

(A)	The entire Agency ARM RMBS portfolio consists of floating rate securities.

Non-Agency RMBS

The following tables summarize the characteristics of our Non-Agency RMBS portfolio and of the collateral underlying our Non-Agency RMBS as of June 30, 2013 (dollars in thousands):

	Non-Agency RMBS Characteristics
Vintage (A)	Average Minimum Rating (B)	Number of Securities	Outstanding Face Amount	Amortized Cost Basis	Percentage of Total Amortized Cost Basis	Carrying Value	Principal Subordination (C)	Excess Spread (D)	Weighted Average Life (Years)
Pre 2004	CCC-	46	$48,279	$39,441	5.2%	$40,886	14.4%	3.0%	3.5
2004	B-	9	66,242	41,109	7.1%	47,931	15.2%	4.4%	3.6
2005	CC	9	100,625	74,299	10.9%	71,655	15.5%	3.8%	4.8
2006	CC	18	486,668	302,610	52.4%	310,694	2.0%	3.7%	3.9
2007 and later	CC	16	226,089	148,376	24.4%	158,287	8.9%	4.0%	3.1

Total/WA	CC	98	$927,903	$605,835	100.0%	$629,453	6.7%	3.8%	3.8

	Collateral Characteristics(H)
Vintage (A)	Average Loan Age (years)	Collateral Factor (E)	3 month CPR (F)	Delinquency (G)	Cumulative Losses to Date
Pre 2004	10.3	0.08	16.0%	14.5%	1.3%
2004	8.8	0.08	12.0%	19.2%	3.6%
2005	8.1	0.11	15.0%	23.9%	6.3%
2006	6.9	0.28	16.0%	30.6%	24.1%
2007 and later	6.1	0.37	16.0%	34.3%	29.4%

Total / WA	7.2	0.26	15.0%	29.1%	20.4%

(A)	The year in which the securities were issued.
(B)	Ratings provided above were determined by third party rating agencies, represent the most recent credit ratings available as of the reporting date and may not be current. We had no assets that were on negative watch for possible downgrade by at least one rating agency as of June 30, 2013.
(C)	The percentage of the outstanding face amount of securities and residual interests that is subordinate to our investments.
(D)	The current amount of interest received on the underlying loans in excess of the interest paid on the securities, as a percentage of the outstanding collateral balance for the quarter ending June 30, 2013.
(E)	The ratio of original unpaid principal balance of loans still outstanding.
(F)	Three month average constant prepayment rate and default rates.
(G)	The percentage of underlying loans that are 90+ days delinquent, or in foreclosure or considered real estate owned (REO).
(H)	The weighted average loan size of the underlying collateral is $272 thousand.

The following table sets forth the geographic diversification of the loans underlying our Non-Agency RMBS as of June 30, 2013 (dollars in thousands):

Geographic Location	Outstanding Face Amount	Percentage
Western U.S.	$346,056	37.3%
Northeastern U.S.	219,197	23.6%
Southeastern U.S.	190,998	20.6%
Midwestern U.S.	98,933	10.7%
Southwestern U.S.	72,719	7.8%

	$927,903	100.0%

The following table summarizes the net interest spread of our Non-Agency RMBS portfolio as of June 30, 2013:

Net Interest Spread(A)
Weighted Average Asset Yield	4.87%
Weighted Average Funding Cost	2.03%

Net Interest Spread	2.84%

(A)	The Non-Agency RMBS portfolio consists of 98% floating rate securities and 2% fixed rate securities.

Residential Mortgage Loans

On February 27, 2013, we entered into an agreement to co-invest in residential mortgage loans with a UPB of approximately $83 million as of December 31, 2012. We invested approximately $35 million to acquire a 70% interest in the mortgage loans. Nationstar has co-invested pari passu with us in 30% of the mortgage loans and will be the servicer of the loans performing all servicing and advancing functions, and retaining the ancillary income, servicing obligations and liabilities as the servicer.

The following table summarizes the loan characteristics of our reverse mortgage loans as of June 30, 2013 (dollars in thousands):

	Collateral Characteristics
	Outstanding Face Amount	Loan Count	Weighted Average Coupon (B)	Weighted Average Life (Years) (C)	Floating Rate as a % of Face Amount
Reverse Mortgage Loans (A)	$56,730	328	5.1%	4.1	20.7%

(A)	80% of these loans have reached a termination event. As a result, the borrower can no longer make draws on these loans.

(B)	Represents the stated interest rate on the loans. Accrued interest on reverse mortgage loans is generally added to the principal balance and paid when the loan is resolved.
(C)	The weighted average life is based on the timing of expected principal reduction on the assets.

Consumer Loans

On April 1, 2013, New Residential completed, through the Consumer Loan Companies, a co-investment in a portfolio of consumer loans with a UPB of approximately $4.2 billion as of December 31, 2012. The portfolio included over 400,000 personal unsecured loans and personal homeowner loans originated through subsidiaries of HSBC Finance Corporation. The Consumer Loan Companies acquired the portfolio from HSBC Finance Corporation and its affiliates. New Residential invested approximately $250 million for 30% membership interests in each of the Consumer Loan Companies. Of the remaining 70% of the membership interests, Springleaf, which is majority-owned by Fortress funds managed by our Manager, acquired 47%, and an affiliate of Blackstone Tactical Opportunities Advisors L.L.C. acquired 23%. Springleaf acts as the managing member of the Consumer Loan Companies. The Consumer Loan Companies financed $2.2 billion of the approximately $3.0 billion purchase price with asset-backed notes. The Consumer Loan Companies were formed on March 19, 2013, for the purpose of making this investment, and commenced operations upon the completion of the investment. After a servicing transition period, Springleaf will be the servicer of the loans and will provide all servicing and advancing functions for the portfolio.

The table below summarizes the collateral characteristics of the consumer loans as of June 30, 2013 (dollars in thousands):

	Collateral Characteristics
	Unpaid Principal Balance	Personal Unsecured Loans %	Personal Homeowner Loans %	Number of Loans	WA Original FICO Score (A)	WA Coupon	Adjustable Rate Loan % (B)	Average Loan Age (months)	Average Expected Life (Years)	Delinquency 30 Days (C)	Delinquency 60 Days (C)	Delinquency 90+ Days (C)	3 Month CRR (D)	3 Month CDR (E)
Consumer Loan	$3,675,979	68.0%	32.0%	369,581	622	18.6%	12.1%	94	4.5	3.6%	2.1%	4.6%	14.9%	10.0%

(A)	WA original FICO score represents the FICO score at the time the loan was originated.
(B)	The weighted average margin, floor and ceiling on variable loans are 16.08%, 1.31% and 22.29%, respectively.
(C)	Delinquency 30 Days, Delinquency 60 Days and Delinquency 90+ Days represent the percentage of the total principal balance of the pool that corresponds to loans that are delinquent by 30-59 days, 60-89 days or 90 or more days, respectively.
(D)	3 Month CRR, or the voluntary prepayment rate, represents the annualized rate of the voluntary prepayments during the three months as a percentage of the total principal balance of the pool.
(E)	3 Month CDR, or the involuntary prepayment rate, represents the annualized rate of the involuntary prepayments during the three months as a percentage of the total principal balance of the pool.

Primary Components of Income

Our current operations involve the acquisition and ownership of Excess MSRs, RMBS, residential mortgage loans and consumer loans. The primary components of our net income under GAAP would be:

(i)	interest income on our investments in Excess MSRs;

(ii)	interest income on Agency and Non-Agency RMBS;

(iii)	interest income on mortgage loans;

(iv)	interest expense on our liabilities;

(v)	management fees and incentive compensation payable to our Manager;

(vi)	general and administrative expenses;

(vii)	changes in the fair value of our Excess MSRs; and realized gains/losses on our RMBS and mortgage loans, any impairment charges on our RMBS and mortgage loans, and gains/losses on hedges; and

(viii)	earnings (losses) from equity method investees.

For a further understanding of how we account for items (i), (ii), (iii), (vi), (vii) and (viii) listed above, please refer to “—Application of Critical Accounting Policies” above.

TRANSACTIONS WITH AFFILIATES AND AFFILIATED ENTITIES

Management Agreement

In connection with our spin-off from Newcastle, we entered into a Management Agreement with our Manager. Our Management Agreement requires our Manager to manage our business affairs in conformity with broad investment guidelines adopted and monitored by our board of directors. For more information about our investment guidelines, see “Business—Investment Guidelines” included elsewhere in this prospectus.

Our Management Agreement has an initial one-year term and is automatically renewed for one-year terms thereafter unless terminated either by us or our Manager. Our Manager is entitled to receive from us a management fee and incentive compensation that is based on our performance. In addition, we are obligated to reimburse certain expenses incurred by our Manager. Our Manager is also entitled to receive a termination fee from us under certain circumstances. The terms of our Management Agreement are summarized below and described in more detail under “Our Manager and Management Agreement” elsewhere in this prospectus.

Type	Description
Management Fee	1.5% per annum of our gross equity calculated and payable monthly in arrears in cash. Gross equity is generally the equity that was transferred to us by Newcastle on the distribution date, plus total net proceeds from stock offerings, plus certain capital contributions to subsidiaries, less capital distributions and repurchases of common stock.
Incentive Compensation	Our Manager is entitled to receive annual incentive compensation in an amount equal to the product of (A) 25% of the dollar amount by which (1)(a) the funds from operations before the incentive compensation, excluding funds from operations from investments in equity method investees that are invested in consumer loans (the “Consumer Loan Companies”) and any unrealized gains or losses from mark-to-market valuation changes on Excess MSRs and on equity method investees invested in Excess MSRs, per share of common stock, plus (b) earnings (or losses) from the Consumer Loan Companies computed on a level-yield basis (such that the loans are treated as if they qualified as loans acquired with a discount for credit quality as set forth in ASC 310-30, as such codification was in effect on June 30, 2013) as if the Consumer Loan Companies had been acquired at their GAAP basis on the distribution date, earnings (or losses) from equity method investees invested in Excess MSRs as if such equity method investees had not made a fair value election, and gains (or losses) from debt restructuring and gains (or losses) from sales of property, in each case per share of common stock, exceed (2) an amount equal to (a) the weighted average of the book value per share of the equity that was transferred to us by Newcastle on the distribution date and the prices per share of our common stock in any offerings by us (adjusted for prior capital dividends or capital distributions) multiplied by (b) a simple interest rate of 10% per annum, multiplied by (B) the weighted average number of shares of common stock outstanding.

Type	Description
“Funds from operations” means net income (computed in accordance with GAAP), excluding gains (losses) from debt restructuring and gains (or losses) from sales of property, plus depreciation on real estate assets, and after adjustments for unconsolidated partnerships and joint ventures. Funds from operations will be computed on an unconsolidated basis. The computation of funds from operations may be adjusted at the direction of our independent directors based on changes in, or certain applications of, GAAP. Funds from operations are determined from the date of our separation from Newcastle and without regard to Newcastle’s prior performance. Funds from operations does not represent cash generated from operating activities in accordance with GAAP and should not be considered as an alternative to net income as an indication of our performance or to cash flows as a measure of liquidity or ability to make distributions.
Reimbursement of Expenses	We pay, or reimburse our Manager’s employees for performing certain legal, accounting, due diligence tasks and other services that outside professionals or outside consultants otherwise would perform, provided that such costs and reimbursements are no greater than those which would be paid to outside professionals or consultants on an arm’s-length basis and shall not be reimbursed in excess of $500,000 per annum. We also pay all operating expenses, except those specifically required to be borne by our Manager under our Management Agreement.
Our Manager is responsible for all costs incident to the performance of its duties under the Management Agreement, including compensation of our Manager’s employees, rent for facilities, and other “overhead” expenses; we do not reimburse our Manager for these expenses. The expenses required to be paid by us include, but are not limited to, issuance and transaction costs incident to the acquisition, disposition and financing of our investments, legal and auditing fees and expenses, the compensation and expenses of our independent directors, the costs associated with the establishment and maintenance of any credit facilities and other indebtedness of ours (including commitment fees, legal fees, closing costs, etc.), expenses associated with other securities offerings of ours, the costs of printing and mailing proxies and reports to our stockholders, costs incurred by employees of our manager for travel on our behalf, costs associated with any computer software or hardware that is used solely for us, costs to obtain liability insurance to indemnify our directors and officers and the compensation and expenses of our transfer agent.
Termination Fee	The termination fee is a fee equal to the sum of (1) the amount of the management fee during the 12 months immediately preceding the date of termination, and (2) the “Incentive Compensation Fair Value Amount.” The Incentive Compensation Fair Value Amount is an amount equal to the Incentive Compensation that would be paid to the Manager if our assets were sold for cash at their then current fair market value (as determined by an appraisal, taking into account, among other things, the expected future value of the underlying investments).

Relationship with Nationstar

We have entered into co-investments in Excess MSRs with Nationstar, which is majority-owned by Fortress funds managed by our Manager. As of June 30, 2013, our direct investments represented a 65% interest in the Excess MSRs on six pools of mortgage loans with an aggregate UPB of approximately $70.0 billion. As of June 30, 2013, we also owned a 50% interest in an equity method investee that own a 67% interest on four pools of mortgage loans with an aggregate UPB of approximately $83.9 billion. For details about these transactions, see “—Our Portfolio—Excess MSRs” above. In addition, we have entered into a “recapture agreement” in each of our Excess MSR investments to date. Under the recapture agreements, we are generally entitled to a pro rata interest in the Excess MSRs on any initial or subsequent refinancing by Nationstar of a loan in the original portfolio. In other words, we are generally entitled to a pro rata interest in the Excess MSRs on both (i) a loan resulting from a refinancing by Nationstar of a loan in the original portfolio, and (ii) a loan resulting from a refinancing by Nationstar of a previously recaptured loan. Furthermore, the vast majority of the loans underlying our Non-Agency RMBS are serviced by Nationstar.

Relationship with Springleaf

We have entered into a co-investment in a consumer loan portfolio with Springleaf, which is majority-owned by Fortress funds managed by our Manager. On April 1, 2013, we completed a co-investment through the Consumer Loan Companies. The Consumer Loan Companies acquired the portfolio from HSBC Finance Corporation and its affiliates. We invested approximately $250 million for 30% membership interests in each of the Consumer Loan Companies. Of the remaining 70% of the membership interests, Springleaf acquired 47%, and an affiliate of Blackstone Tactical Opportunities Advisors L.L.C. acquired 23%. Springleaf will act as the managing member of the Consumer Loan Companies. The Consumer Loan Companies financed $2.2 billion of the approximately $3.0 billion purchase price with asset-backed notes. The Consumer Loan Companies were formed on March 19, 2013, for the purpose of making this investment and commenced operations upon the completion of the investment. After a servicing transition period, Springleaf will be the servicer of the loans and will provide all servicing and advancing functions for the portfolio.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity is a measurement of our ability to meet potential cash requirements, including ongoing commitments to repay borrowings, fund and maintain investments, and other general business needs. Additionally, to maintain our status as a REIT under the Code, we must distribute annually at least 90% of our REIT taxable income. We note that a portion of this requirement may be able to be met in future years through stock dividends, rather than cash, subject to limitations based on the value of our stock.

Following the consummation of this offering, our primary sources of funds for liquidity consist of proceeds from this offering, cash provided by operating activities (primarily income from our investments in Excess MSRs and RMBS), sales of and repayments from our investments, potential debt financing sources, including securitizations, and the issuance of equity securities, when feasible. Our primary uses of funds are the payment of interest, management fees, incentive compensation, outstanding commitments and other operating expenses, and the repayment of borrowings, as well as dividends.

We have funded the acquisition of our Excess MSRs on an unlevered basis, but we may invest in Excess MSRs on a levered basis in the future. Our primary source of financing currently is, repurchase agreements, although we may also pursue other sources of financing such as securitizations, and other secured and unsecured forms of borrowing. As of June 30, 2013, we had outstanding repurchase agreements with an aggregate face amount of approximately $413.1 million to finance Non-Agency RMBS and approximately $1.1 billion to finance Agency ARM RMBS. These agreements, which had 30 day terms, were subject to margin calls. Under repurchase agreements, we sell a security to a counterparty and concurrently agreed to repurchase the same security at a later date for a higher specified price. The sale price represents financing proceeds and the difference between the sale and repurchase prices represents interest on the financing. The price at which the security is sold generally represents the market value of the security less a discount or “haircut,” which can range broadly, for example from 5% for Agency ARM RMBS to between 20% and 40% for Non-Agency RMBS. During the term of the repurchase agreement, the counterparty holds the security as collateral. If the agreement is subject to margin calls, the counterparty monitors and calculates what it estimates to be the value of the collateral during the term of the agreement. If this value declines by more than a de minimis threshold, the counterparty could require us to post additional collateral (or “margin”) in order to maintain the initial haircut on the collateral. This margin is typically required to be posted in the form of cash and cash equivalents. Furthermore, we may, from time to time, be a party to derivative agreements or financing arrangements that may be subject to margin calls based on the value of such instruments. We seek to maintain adequate cash reserves and other sources of available liquidity to meet any margin calls resulting from decreases in value related to a reasonably possible (in the opinion of management) change in interest rates.

Our ability to obtain borrowings and to raise future equity capital is dependent on our ability to access borrowings and the capital markets on attractive terms. Our Manager’s senior management team has extensive long-term relationships with investment banks, brokerage firms and commercial banks, which we believe will enhance our ability to source and finance asset acquisitions on attractive terms and access borrowings and the capital markets at attractive levels.

As of the date of this offering, we have sufficient liquid assets, which include unrestricted cash and Agency ARM RMBS, to satisfy all of our short-term recourse liabilities. With respect to the next twelve months, we expect that our cash on hand combined with our cash flow provided by operations will be sufficient to satisfy our anticipated liquidity needs with respect to our current investment portfolio, including related financings, potential margin calls and operating expenses. While it is inherently more difficult to forecast beyond the next twelve months, we currently expect to meet our long-term liquidity requirements through our cash on hand and, if needed, additional borrowings, proceeds received from repurchase agreements and similar financings, proceeds from equity offerings and the liquidation or refinancing of our assets.

These short-term and long-term expectations are forward-looking and subject to a number of uncertainties and assumptions, including those described under “—Market Considerations” as well as “Risk Factors.” If our assumptions about our liquidity prove to be incorrect, we could be subject to a shortfall in liquidity in the future, and this short-fall may occur rapidly and with little or no notice, which would limit our ability to address the shortfall on a timely basis.

Our cash flow provided by operations differs from our net income due to these primary factors: (i) accretion of discount or premium on our real estate securities and loans, (ii) unrealized gains or losses on our Excess MSRs owned directly and through equity method investees, and (iii) other-than-temporary impairment on our securities, if any. In addition, cash received by our consumer loan joint ventures is currently required to be used to repay the related debt and is therefore, not available to fund other cash needs.

In addition to the information referenced above, the following factors could affect our liquidity, access to capital resources and our capital obligations. As such, if their outcomes do not fall within our expectations, changes in these factors could negatively affect our liquidity.

•	Access to Financing from Counterparties – Decisions by investors, counterparties and lenders to enter into transactions with us will depend upon a number of factors, such as our historical and projected financial performance, compliance with the terms of our current credit arrangements, industry and market trends, the availability of capital and our investors’, counterparties’ and lenders’ policies and rates applicable thereto, and the relative attractiveness of alternative investment or lending opportunities. Recent conditions and events have limited the array of capital resources available. Our business strategy is dependent upon our ability to finance our real estate securities and loans at rates that provide a positive net spread.

•	Impact of Expected Repayment or Forecasted Sale on Cash Flows – The timing of and proceeds from the repayment or sale of certain investments may be different than expected or may not occur as expected. Proceeds from sales of assets in the current illiquid market environment are unpredictable and may vary materially from their estimated fair value and their carrying value. Further, the availability of investments that provide similar returns to those repaid or sold investments is unpredictable and returns on new investments may vary materially from those on existing investments.

Debt Obligations

The following table provides additional information regarding short-term borrowings (dollars in thousands). These short-term borrowings were used to finance certain of our investments in Agency ARM RMBS and Non-Agency RMBS. The Agency ARM RMBS and Non-Agency RMBS repurchase agreements have full recourse to us. The weighted average differences between the fair value of the assets and the face amount of available financing for the Agency ARM RMBS repurchase agreements and Non-Agency RMBS repurchase agreements were 5% and 32%, respectively, during the six months ended June 30, 2013.

	Outstanding Balance at June 30, 2013	Six Months Ended June 30, 2013
		Average Daily Amount Outstanding	Maximum Amount Outstanding	Weighted Average Interest Rate	Weighted Average Maturity (Years)
Agency ARM RMBS	$1,061,250	$507,950	$1,069,116	0.39%	0.1
Non-Agency RMBS	413,088	224,500	413,088	2.13%	0.1

Total/WA	$1,474,338	$732,450	$1,482,204	0.85%	0.1

On August 1, 2013, one of our subsidiaries entered into a $350 million master repurchase agreement collateralized by its Non-Agency RMBS. We have guaranteed all of the obligations of our subsidiary under the master repurchase agreement. This agreement is subject to customary loan covenants and events of default provisions including an event of default if our market capitalization declines 50%, as well as a covenant requiring us to maintain two to one indebtedness to tangible net worth. The repurchase agreement has a one year term, expiring in August 2014, and is not subject to margin call provisions. The financing bears interest at LIBOR plus an applicable margin as stated below:

Monthly Payment Date	Applicable Margin
August 2013 through October 2013	2.25%
November 2013 through January 2014	2.50%
February 2014 through April 2014	3.00%
May 2014 through August 2014	3.50%

Stockholder’s Equity

Common Stock

On April 29, 2013, our certificate of incorporation was amended so that our authorized capital stock now consists of 2,000,000,000 shares of common stock, par value $0.01 per share, and 100,000,000 shares of preferred stock, par value $0.01 per share. After completion of the spin-off, there are 253,025,645 outstanding shares of common stock which is based on the number of Newcastle’s shares of common stock outstanding on May 6, 2013 and a distribution ratio of one share of our common stock for each share of Newcastle common stock.

Prior to the spin-off, Newcastle had issued options to the Manager in connection with capital raising activities. In connection with the spin-off, the 21.5 million options that were held by FIG LLC, (the Manager), or by the directors, officers or employees, of the Manager, were converted into an adjusted Newcastle option and a new

New Residential option. The exercise price of each adjusted Newcastle option and New Residential option was set to collectively maintain the intrinsic value of the Newcastle option immediately prior to the spin-off and to maintain the ratio of the exercise price of the adjusted Newcastle option and the New Residential option, respectively, to the fair market value of the underlying shares as of the spin-off date, in each case based on the five day average closing price subsequent to the spin-off date.

As of June 30, 2013, our outstanding options corresponding to Newcastle options issued prior to 2011 had a weighted average strike price of $14.70 and our outstanding options corresponding to Newcastle options issued in 2011, 2012 and 2013 (as well as options issued by New Residential to its directors in 2013) had a weighted average strike price of $4.14. Our outstanding options at June 30, 2013 were summarized as follows:

	Issued Prior to 2011	Issued in 2011, 2012 and 2013	Total
Held by the manager	1,751,172	15,984,166	17,699,458
Issued to the Manager and subsequently transferred to certain of the Manager’s employees	701,937	3,010,000	3,631,437
Issued to the independent directors	2,000	10,000	12,000

Total	2,455,109	19,004,166	21,459,275

New Residential declared a quarterly dividend of $0.07 per common share for the quarter ended June 30, 2013, based on earnings for the period May 16, 2013 to June 30, 2013, which was paid in July 2013.

Accumulated Other Comprehensive Income (Loss)

During the six months ended June 30, 2013, our accumulated other comprehensive income (loss) changed due to the following factors (in thousands):

Total Accumulated Other Comprehensive Income
Accumulated other comprehensive income, December 31, 2012	$15,526
Net unrealized gain (loss) on securities	(10)
Reclassification of net realized (gain) loss on securities into earnings	3,698

Accumulated other comprehensive income, June 30, 2013	$19,214

Our GAAP equity changes as our real estate securities portfolio is marked to market each quarter, among other factors. The primary causes of mark to market changes are changes in interest rates and credit spreads. During the six months ended June 30, 2013, New Residential recorded OTTI charges of $3.8 million with respect to real estate securities. Based on Newcastle management’s analysis of these securities, Newcastle determined it did not have the intent to hold these securities past May 15, 2013. Any remaining unrealized losses on New Residential’s securities were primarily the result of market factors, rather than issue-specific credit impairment.

See “Market Considerations” above for a further discussion of recent trends and events affecting our unrealized gains and losses as well as our liquidity.

Cash Flow

Operating Activities

Net cash flow provided by operating activities increased approximately $18.1 million for the six months ended June 30, 2013 as compared to the six months ended June 30, 2012. This change resulted primarily from the factors described below:

•	Operating cash flows increased by $23.9 million as a result of an increase in net interest income received of $18.7 million and an increase in distributions of earnings from equity method investees of $5.6 million. These increases were partially offset by an increase in general and administrative expenses paid of $0.5 million.

•	Cash proceeds from investments, in excess of interest income, increased by $39.2 million primarily due to proceeds received from Excess MSRs and real estate securities, which was driven by New Residential’s additional acquisitions.

•	Net cash proceeds deemed as capital distributions to Newcastle increased by $45.0 million primarily due to an increase in cash proceeds from investments, in excess of interest income, of $39.2 million and an increase in operating cash flow deemed as capital distributions prior to the contribution of cash by Newcastle to New Residential.

Investing Activities

Investing activities provided (used) ($178.3) million for the six months ended June 30, 2013. No cash flow from investing activities was recorded prior to the date of contribution of cash by Newcastle to New Residential. Investing activities after this date consisted primarily of the purchase of real estate securities and the acquisition of excess mortgage servicing rights, net of principal repayments from Agency ARM RMBS and Non-Agency RMBS, and the return of investments in excess mortgage servicing rights.

Financing Activities

Financing activities provided approximately $369.9 million during the six months ended June 30, 2013. No cash flow from financing activities was recorded prior to the date of contribution of cash by Newcastle to New Residential. Financing activities after this date consisted primarily of borrowings net of repayments under repurchase agreements, and capital contributions by Newcastle.

Dividends

We are organized and intend to conduct our operations to qualify as a REIT for U.S. federal income tax purposes. We intend to make regular quarterly distributions to holders of our common stock. U.S. federal income tax law generally requires that a REIT distribute annually at least 90% of its REIT taxable income, without regard to the deduction for dividends paid and excluding net capital gains, and that it pay tax at regular corporate rates to the extent that it annually distributes less than 100% of its taxable income. We intend to make regular quarterly distributions of all or substantially all of our taxable income to holders of our common stock out of assets legally available for this purpose, if and to the extent authorized by our board of directors.

Before we pay any dividend, whether for U.S. federal income tax purposes or otherwise, we must first meet both our operating requirements and debt service on our repurchase agreements and other debt payable. If our cash available for distribution is less than our taxable income, we could be required to sell assets or borrow funds to make cash distributions or we may make a portion of the required distribution in the form of a taxable stock distribution or distribution of debt securities.

We make distributions based on a number of factors, including an estimate of taxable earnings per common share. Dividends distributed and taxable and GAAP earnings will typically differ due to items such as fair value adjustments, differences in premium amortization and discount accretion, and non-deductible general and administrative expenses. Our quarterly dividend per share may be substantially different than our quarterly taxable earnings and GAAP earnings per share.

We declared a quarterly dividend of $0.07 per common share for the quarter end June 30, 2013, based on earnings for the period May 16, 2013 to June 30, 2013, which was paid in July 2013.

OFF-BALANCE SHEET ARRANGEMENTS

On April 1, 2013, we completed the consumer loan purchase through a number of joint venture companies. The purchase price of approximately $3.0 billion was financed with approximately $2.2 billion of asset-backed notes within such companies. These notes have an interest rate of 3.75% and a maturity of April 2021. We have a 30% membership interest in the joint venture companies and do not consolidate them.

We did not have any other off-balance sheet arrangements. We did not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured investment vehicles, or special purpose or variable interest entities, established to facilitate off-balance sheet arrangements or other contractually narrow or limited purposes, other than the joint venture entities. Further, we have not guaranteed any obligations of unconsolidated entities or entered into any commitment or intend to provide additional funding to any such entities.

CONTRACTUAL OBLIGATIONS

Our contractual obligations as of June 30, 2013 included repurchase agreements on certain Agency ARM RMBS and Non-Agency RMBS, our agreements with Nationstar with respect to certain Excess MSR transactions, including commitments for pending acquisitions, and our Management Agreement with our Manager. Pursuant to our Management Agreement, our Manager is entitled to receive a management fee, incentive compensation and the reimbursement of certain expenses. See “—Transactions with Affiliates and Affiliated Entities—Management Agreement.”

INFLATION

Virtually all of our assets and liabilities are financial in nature. As a result, interest rates and other factors affect our performance more so than inflation, although inflation rates can often have a meaningful influence over the direction of interest rates. Furthermore, our financial statements are prepared in accordance with GAAP and our distributions are determined by our board of directors primarily based on our taxable income, and, in each case, our activities and balance sheet are measured with reference to historical cost and/or fair market value without considering inflation. See “—Quantitative and Qualitative Disclosure About Market Risk—Interest Rate Risk” below.

CORE EARNINGS

New Residential has four primary variables that impact its operating performance: (i) the current yield earned on its investments, (ii) the interest expense incurred under its debt, (iii) its operating expenses and (iv) its realized and unrealized gain or losses, including any impairment, on its investments. “Core earnings” is a non-GAAP measure of the operating performance of New Residential excluding the fourth variable above and adjusting the earnings from the consumer loan investment to a level yield basis. It is used by management to gauge the current performance of New Residential without taking into account gains and losses, which although they represent a part of our recurring operations, are subject to significant variability and are only a potential indicator of future economic performance. Management believes that the adjustments to compute “core earnings” specified above allow investors and analysts to readily identify the operating performance of the asset that form the core of our activity, assist in comparing the core operating results between periods, and enable investors to evaluate New Residential’s current performance using the same measure that management uses to operate the business.

Core earnings does not represent cash generated from operating activities in accordance with GAAP and therefore should not be considered an alternative to net income as an indicator of our operating performance or as an alternative to cash flow as a measure of our liquidity and is not necessarily indicative of cash available to fund cash needs. For a further description of the difference between cash flow provided by operations and net income, see “Liquidity and Capital Resources” above. Our calculation of core earnings may be different from the calculation used by other companies and, therefore, comparability may be limited. Set forth below is a reconciliation of core earnings to the most directly comparable GAAP financial measure (dollars in thousands).

	Three Months Ended June 30, 2013		Three Months Ended June 30,		Six Months Ended June 30,
	April 1 - May 15	May 16 - June 30	2013	2012	2013	2012
Income available for common shareholders	$24,572	$84,650	$109,222	$6,474	$122,297	$9,162
Impairment	3,756	—	3,756	—	3,756	—

Other Income	(20,298)	(77,884)	(98,182)	(3,523)	(101,009)	(4,739)
Core earnings of equity method investees
Excess mortgage servicing rights	1,716	1,147	2,863	—	5,409	—
Consumer loans	9,986	9,807	19,793	—	19,793	—

Core Earnings	$19,732	$17,720	$37,452	$2,951	$50,246	$4,423

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk is the exposure to loss resulting from changes in interest rates, credit spreads, foreign currency exchange rates, commodity prices, equity prices and other market based risks. The primary market risks that we are exposed to are interest rate risk, prepayment speed risk, credit spread risk and credit risk. These risks are highly sensitive to many factors, including governmental monetary and tax policies, domestic and international economic and political considerations and other factors beyond our control. All of our market risk sensitive assets, liabilities and derivative positions are for non-trading purposes only. For a further understanding of how market risk may affect our financial position or results of operations, please refer to “—Application of Critical Accounting Policies.”

Interest Rate Risk

Changes in interest rates, including changes in expected interest rates or “yield curves,” affect our investments in two distinct ways, each of which is discussed below.

First, changes in interest rates affect our net interest income, which is the difference between the interest income earned on assets and the interest expense incurred in connection with our debt obligations and hedges.

We may use match funded structures, when appropriate and available. This means that we seek to match the maturities of our debt obligations with the maturities of our assets to reduce the risk that we have to refinance our liabilities prior to the maturities of our assets, and to reduce the impact of changing interest rates on our earnings. In addition, we seek to match fund interest rates on our assets with like-kind debt (i.e., fixed rate assets are financed with fixed rate debt and floating rate assets are financed with floating rate debt), directly or through the use of interest rate swaps, caps or other financial instruments (see below), or through a combination of these strategies, which we believe allows us to reduce the impact of changing interest rates on our earnings.

However, increases in interest rates can nonetheless reduce our net interest income to the extent that we are not completely match funded. Furthermore, a period of rising interest rates can negatively impact our return on certain floating rate investments. Although these investments may be financed with floating rate debt, the interest rate on the debt may reset prior to, and in some cases more frequently than, the interest rate on the assets, causing a decrease in return on equity during a period of rising interest rates. See further disclosure regarding Agency ARM RMBS under “—Our Portfolio—Agency ARM RMBS” for information about the reset terms and “—Liquidity and Capital Resources—Debt Obligations” for information about related debt.

As of June 30, 2013, a 100 basis point increase in short term interest rates would increase our earnings by approximately $5.0 million per annum, based on the current net floating rate exposure from our investments and financings.

Second, changes in the level of interest rates also affect the yields required by the marketplace on interest rate instruments. Increasing interest rates would decrease the value of the fixed rate assets we hold at the time because higher required yields result in lower prices on existing fixed rate assets in order to adjust their yield upward to meet the market.

Changes in unrealized gains or losses resulting from changes in market interest rates do not directly affect our cash flows, or our ability to pay a dividend, to the extent the related assets are expected to be held, as their fair value is not relevant to their underlying cash flows. As long as these fixed rate assets continue to perform as expected, our cash flows from these assets would not be affected by increasing interest rates. Changes in unrealized gains or losses would impact our ability to realize gains on existing investments if they were sold. Furthermore, with respect to changes in unrealized gains or losses on investments which are carried at fair value, changes in unrealized gains or losses would impact our net book value and, in certain cases, our net income.

As of June 30, 2013, a 100 basis point change in short term interest rates would impact our net book value by approximately $0.4 million, based on the current net fixed rate exposure from our investments.

Changes in the value of our assets could affect our ability to borrow and access capital. Also, if the value of our assets subject to short term financing were to decline, it could cause us to fund margin and affect our ability to refinance such assets upon the maturity of the related financings, adversely impacting our rate of return on such securities.

Interest rates are highly sensitive to many factors, including fiscal and monetary policies and domestic and international economic and political considerations, as well as other factors beyond our control.

Our Excess MSRs and consumer loans are subject to interest rate risk. Generally, in a declining interest rate environment, prepayment speeds increase which in turn would cause the value of Excess MSRs to decrease and the value of consumer loans to increase. Conversely, in an increasing interest rate environment, prepayment speeds decrease which in turn would cause the value of Excess MSRs to increase and the value of consumer loans to decrease. To the extent we do not hedge against changes in interest rates, our balance sheet, results of operations and cash flows would be susceptible to significant volatility due to changes in the fair value of, or cash flows from, Excess MSRs and consumer loans as interest rates change. However, rising interest rates could result from more robust market conditions, which could reduce the credit risk associated with our investments. The effects of such a decrease in values on our financial position, results of operations and liquidity are discussed below under “—Prepayment Speed Exposure.”

Prepayment Speed Exposure

Prepayment speeds significantly affect the value of Excess MSRs and consumer loans. Prepayment speed is the measurement of how quickly borrowers pay down the UPB of their loans or how quickly loans are otherwise brought current, modified, liquidated or charged off. The price we pay to acquire certain investments will be based on, among other things, our projection of the cash flows from the related pool of loans. Our expectation of prepayment speeds is a significant assumption underlying those cash flow projections. If the fair value of Excess MSRs decreases, we would be required to record a non-cash charge, which would have a negative impact on our financial results. Furthermore, a significant increase in prepayment speeds could materially reduce the ultimate cash flows we receive from Excess MSRs, and we could ultimately receive substantially less than what we paid for such assets. Conversely, a significant decrease in prepayment speeds with respect to our consumer loans could delay our expected cash flows and reduce the yield on this investment.

We seek to reduce our exposure to prepayment through the structuring of our investments in Excess MSRs. For example, we seek to enter into “recapture agreements” whereby we will receive a new Excess MSR with respect to a loan that was originated by the servicer and used to repay a loan underlying an Excess MSR that we previously acquired from that same servicer. In lieu of receiving an Excess MSR with respect to the loan used to repay a prior loan, the servicer may supply a similar Excess MSR. We seek to enter into such recapture agreements in order to protect our returns in the event of a rise in voluntary prepayment rates.

Please refer to the table in “—Application of Critical Accounting Policies—Excess MSRs” for an analysis of the sensitivity of these investments to changes in certain market factors.

Credit Spread Risk

Credit spreads measure the yield demanded on loans and securities by the market based on their credit relative to U.S. Treasuries, for fixed rate credit, or LIBOR, for floating rate credit. Our floating rate securities are valued based on a market credit spread over LIBOR. Excessive supply of such securities combined with reduced demand will generally cause the market to require a higher yield on such securities, resulting in the use of a higher (or “wider”) spread over the benchmark rate to value them.

Widening credit spreads would result in higher yields being required by the marketplace on securities. This widening would reduce the value of the securities we hold at the time because higher required yields result in lower prices on existing securities in order to adjust their yield upward to meet the market. The effects of such a decrease in values on our financial position, results of operations and liquidity are discussed above under “—Interest Rate Risk.” As of June 30, 2013, a 25 basis point movement in credit spreads would impact New Residential’s net book value by approximately $12.4 million, assuming a static portfolio of current investments and financings, but would not directly affect New Residential’s earnings or cash flow. In an environment where spreads are tightening, if spreads tighten on the assets we purchase to a greater degree than they tighten the liabilities we issue, our net spread will be reduced.

Credit Risk

We are subject to varying degrees of credit risk in connection with our assets. Credit risk refers to the ability of each individual borrower underlying our investments in Excess MSRs, loans and securities to make required interest and principal payments on the scheduled due dates. We may also invest in loans and Non-Agency RMBS which represent “first loss” pieces; in other words, they do not benefit from credit support although we believe they predominantly benefit from underlying collateral value in excess of their carrying amounts. Although we do not expect to encounter credit risk in our Agency ARM RMBS, we do anticipate credit risk related to Non-Agency RMBS, residential mortgage loans and consumer loans.

We seek to reduce credit risk through prudent asset selection, actively monitoring our asset portfolio and the underlying credit quality of our holdings and, where appropriate and achievable, repositioning our investments to upgrade their credit quality. Our pre-acquisition due diligence and processes for monitoring performance include the evaluation of, among other things, credit and risk ratings, principal subordination, prepayment rates, delinquency and default rates, and vintage of collateral.

Liquidity Risk

The assets that comprise our asset portfolio are not publicly traded. A portion of these assets may be subject to legal and other restrictions on resale or otherwise be less liquid than publicly-traded securities. The illiquidity of our assets may make it difficult for us to sell such assets if the need or desire arises, including in response to changes in economic and other conditions.

BUSINESS

COMPANY OVERVIEW

New Residential is a newly listed public REIT primarily focused on investing in residential mortgage related assets. We are externally managed by an affiliate of Fortress. We were formed as a wholly owned subsidiary of Newcastle in September 2011 and were spun-off from Newcastle on May 15, 2013.

Our goal is to drive strong risk-adjusted returns primarily through investments in residential real estate related investments including, but not limited to, Excess MSRs, RMBS and residential mortgage loans. We generally target assets that generate significant current cash flows and/or have the potential for meaningful capital appreciation. We aim to generate attractive returns for our stockholders without excessive use of financial leverage.

Our portfolio is currently composed of investments in Excess MSRs, Agency ARM RMBS, Non-Agency RMBS, residential mortgage loans, consumer loans and cash, as described in more detail below under “—Our Portfolio.” A majority of our assets consist of qualifying real estate assets for purposes of Section 3(c)(5)(C) of the 1940 Act, including our Agency ARM RMBS.

Our investment guidelines are purposefully broad to enable us to make investments in a wide array of assets, and our asset allocation and target assets may change over time, depending on our Manager’s investment decisions in light of prevailing market conditions. For more information about our investment guidelines, see “—Investment Guidelines” below.

MARKET OPPORTUNITY AND TARGET ASSETS

We believe that unfolding developments in the U.S. residential housing market are generating significant investment opportunities. The U.S. residential real estate market is vast: the value of the housing market totaled approximately $19 trillion as of June 2013, including about $10 trillion of outstanding mortgages, according to Inside Mortgage Finance. In the aftermath of the U.S. financial crisis, the residential mortgage industry is undergoing major structural changes that are transforming the way mortgages are originated, owned and serviced. We believe these changes are creating a compelling set of investment opportunities.

We also believe that New Residential is one of only a select number of market participants that have the combination of capital, industry expertise and key business relationships we think are necessary to take advantage of this opportunity. We intend to focus on the investment opportunities described below, as well as other opportunities that may arise as the residential mortgage market evolves. A majority of our assets, including our Agency ARM RMBS, consist of qualifying real estate assets for purposes of Section 3(c)(5)(C) of the 1940 Act. For more information about the mortgage industry, see “—Mortgage Industry” below.

Excess MSRs

In our view, the mortgage servicing sector presents a number of compelling investment opportunities. An MSR provides a mortgage servicer with the right to service a pool of mortgages in exchange for a portion of the interest payments made on the underlying mortgages. This amount typically ranges from 25 to 50 bps times the UPB of the mortgages. Approximately 82% of MSRs were owned by banks as of the first quarter of 2013. We expect this number to decline as banks face pressure to reduce their MSR exposure as a result of heightened capital reserve requirements under Basel III, regulatory scrutiny and a more challenging servicing environment.

As banks sell MSRs, there may be an opportunity for entities such as New Residential to participate through co-investment in the corresponding Excess MSRs. An MSR is made up of two components: a basic fee and an Excess MSR. The basic fee is the amount of compensation for the performance of servicing duties, and the

Excess MSR is the amount that exceeds the basic fee. For example, if an MSR is 30 bps and the basic fee is 5 bps, then the Excess MSR is 25 bps. As the owner of an Excess MSR, we are not required to assume any servicing duties, advance obligations or liabilities associated with the portfolios underlying our investment.

There are a number of reasons why we believe Excess MSRs are a compelling investment opportunity:

•	Supply-Demand Imbalance. Since 2010, banks have sold or committed to sell MSRs totaling approximately $1 trillion of the approximately $10 trillion mortgage market. As a result of the regulatory and other pressures facing bank servicers, we believe the volume of MSR sales is likely to be substantial for some period of time. We estimate that MSRs on approximately $400 billion of mortgages are currently for sale, which would require a capital investment of approximately $3 to 4 billion based on current pricing dynamics, and approximately $2 trillion of MSRs could be sold over the next several years. In addition, approximately $1 to 2 trillion of new loans are expected to be created annually according to Inside Mortgage Finance. We believe this creates an opportunity to enter into “flow arrangements,” whereby loan originators agree to sell Excess MSRs on a recurring basis (often monthly or quarterly) on newly originated loans. We believe many non-bank servicers who seek to acquire MSRs and are constrained by capital limitations will continue to sell a portion of the Excess MSR.

•	Attractive Pricing. MSRs are currently being sold at a discount to historical pricing levels. We believe that prices remain lower than their peak. At current prices, we believe investments in Excess MSRs can generate attractive returns without leverage.

•	Significant Barrier to Entry. Non-servicers, like us, cannot own the basic fee component of an MSR directly and would therefore need to co-invest with a servicer in order to invest in an Excess MSR. The number of strong, scalable non-bank servicers is limited. Moreover, in the case of Excess MSRs on Agency pools, the servicer must be Agency-approved. As a result, non-servicers seeking to invest in Excess MSRs generally face a significant barrier to entering the market, particularly if they do not have a relationship with a quality servicer. We believe our track record of investing in Excess MSRs and our established relationship with Nationstar give us a competitive advantage over other potential investors.

We pioneered investments in Excess MSRs (while we were a wholly owned subsidiary of Newcastle). We believe we remain the most active REIT in the sector. For details about our investments in Excess MSRs, see “—Our Portfolio—Excess MSRs” below.

RMBS

We invest in both Agency ARM RMBS and Non-Agency RMBS, which we believe complement our Excess MSR investments. RMBS are securities created through the securitization of a pool of residential mortgage loans. As of March 2013, approximately $6 trillion of the $10 trillion of residential mortgages outstanding was securitized, according to Inside Mortgage Finance. Of the securitized mortgages, approximately $5 trillion are Agency RMBS, which are RMBS issued or guaranteed by a U.S. Government agency, such as Ginnie Mae, or by a GSE, such as Fannie Mae or Freddie Mac. The balance has been securitized by either public trusts or private label securitizations, and these securities are referred to as Non-Agency RMBS. For more information about the securitization market, see “—Mortgage Industry—Overview.”

Agency RMBS generally offer more stable cash flows and historically have been subject to lower credit risk and greater price stability than the other types of residential mortgage investments we intend to target. The Agency RMBS that we may acquire could be secured by fixed-rate mortgages, adjustable-rate mortgages or hybrid adjustable-rate mortgages. More information about the types of Agency RMBS in which we may invest is set forth below.

Mortgage pass-through certificates. Mortgage pass-through certificates are securities representing interests in “pools” of mortgage loans secured by residential real property where payments of both interest and principal, plus pre-paid principal, on the securities are made monthly to holders of the securities, in effect “passing through” monthly payments made by the individual borrowers on the mortgage loans that underlie the securities, net of fees paid to the issuer/guarantor and servicers of the securities.

Collateralized Mortgage Obligations (“CMOs”). CMOs are securities that are structured from residential pass-through certificates, which receive monthly payments of principal and interest. CMOs divide the cash flows which come from the underlying mortgage pass-through certificates into different classes of securities that may have different maturities and different weighted average lives than the underlying pass-through certificates. CMOs include stripped securities, which are mortgage backed securities structured with two or more classes that receive different distributions of principal or interest on a pool of Agency RMBS. Stripped securities include interest only Agency RMBS and inverse interest only Agency RMBS, each of which we may invest in subject to maintaining our qualification as a REIT.

Interest Only Agency RMBS. This type of stripped security only entitles the holder to interest payments. The yield to maturity of interest only Agency RMBS is extremely sensitive to the rate of principal payments (particularly prepayments) on the underlying pool of mortgages. If we decide to invest in these types of securities, we anticipate doing so primarily to take advantage of particularly attractive prepayment-related or structural opportunities in the Agency RMBS markets.

Inverse Interest Only Agency RMBS. This type of stripped security has a coupon with an inverse relationship to its index and is subject to caps and floors. Inverse interest only Agency RMBS entitles the holder to interest only payments based on a notional principal balance, which is typically equal to a fixed rate of interest on the notional principal balance less a floating rate of interest on the notional principal balance that adjusts according to an index subject to set minimum and maximum rates. The value of inverse interest only Agency RMBS will generally decrease when its related index rate increases and increase when its related index rate decreases.

TBAs. We may utilize “to-be-announced” forward contracts, which we refer to as TBAs, in order to invest in Agency RMBS. Pursuant to these TBAs, we would agree to purchase, for future delivery, Agency RMBS with certain principal and interest terms and certain types of underlying collateral, but the particular Agency RMBS to be delivered would not be identified until shortly before the TBA settlement date. Our ability to purchase Agency RMBS through TBAs may be limited by the 75% income and asset tests applicable to REITs. See “U.S. Federal Income Tax Considerations.”

For details about our existing investments in Agency ARM RMBS see “—Our Portfolio—Agency ARM RMBS” below.

Since the onset of the financial crisis in 2007, there has been significant volatility in the prices for Non-Agency RMBS. This has resulted from a widespread contraction in capital available for this asset class, deteriorating housing fundamentals, and an increase in forced selling by institutional investors (often in response to rating agency downgrades). While the prices of these assets have started to recover from their lows, we believe a meaningful gap still exists between current prices and the recovery value of many Non-Agency RMBS. Accordingly, we believe there are opportunities to acquire Non-Agency RMBS at attractive risk-adjusted yields, with the potential for meaningful upside if the U.S. economy and housing market continue to strengthen. We believe the value of existing Non-Agency RMBS may also rise if the number of buyers returns to pre-2007 levels. Furthermore, we believe that in many Non-Agency RMBS vehicles there is a meaningful discrepancy between the value of the Non-Agency RMBS and the value of the underlying collateral. We intend to pursue opportunities to structure transactions that would enable us to realize this difference.

The Non-Agency RMBS we may acquire could be secured by fixed-rate mortgages, adjustable-rate mortgages or hybrid adjustable-rate mortgages. The mortgage loan collateral may be classified as “conforming” or “nonconforming,” depending on a variety of factors. For more information about these categories, see “—Mortgage Industry—Segments of the Residential Mortgage Loan Market.” For details about our investments in Non-Agency RMBS see “—Our Portfolio—Non-Agency RMBS” below.

Residential Mortgage Loans

We believe there may be attractive opportunities to invest in portfolios of non-performing and other residential mortgage loans. See “—Our Portfolio—Residential Mortgage Loans.” In these investments, we would expect to acquire the loans at a deep discount to their face amount, and we (either independently or with a servicing co-investor) would seek to resolve the loans at a substantially higher valuation. We would seek to improve performance by transferring the servicing to Nationstar or another reputable servicer, which we believe could increase unlevered yields. In addition, we may seek to employ leverage to increase returns, either through traditional financing lines or securitization options.

While a number of portfolios of non-performing residential loans have been sold since the financial crisis, we believe the volume of such sales may increase for a number of reasons. For example, with improved balance sheets, many large banks have more financial flexibility to recognize losses on non-performing assets. HUD, which acquires the non-performing loans from Ginnie Mae securitizations, has been increasing the number of portfolio sales. In addition, we believe that residential loan servicers – which have traditionally resorted to loan foreclosure procedures and subsequent property sales to maximize recoveries on non-performing loans – may increase sales of defaulted loans. To the extent any of these dynamics results in a meaningful volume of non-performing loan sales, we believe they may pose attractive investment opportunities for New Residential.

Residential Mortgage Servicing Advances

We believe there may be attractive opportunities to invest in servicing advances. Servicing advances are reimbursable cash payments made by a loan servicer to the owner of a loan when the borrower fails to make required payments. Servicing advances typically fall into one of three categories:

•	Principal and Interest Advances: Cash payments made by the servicer to the owner of the mortgage loan to cover scheduled payments of principal and interest on a mortgage loan that have not been paid on a timely basis by the borrower.

•	Escrow Advances (Taxes and Insurance Advances): Cash payments made by the servicer to third parties on behalf of the borrower for real estate taxes and insurance premiums on the property that have not been paid on a timely basis by the borrower.

•	Foreclosure Advances: Cash payments made by the servicer to third parties for the costs and expenses incurred in connection with the foreclosure, preservation and sale of the mortgaged property, including attorneys’ and other professional fees.

Servicing advances are usually reimbursed from amounts received with respect to the related mortgage loan, including payments from the borrower or amounts received from the liquidation of the property securing the loan, which is referred to as “loan level recovery.”

Servicing advances are structured to provide liquidity to mortgage loan securitization trusts. Servicers customarily have the right to cease making servicing advances on a loan if they determine that advances cannot be repaid from the proceeds of the loan or related property.

Servicing advances are typically financed through securitizations or loans structured by third parties such as investment banks. When servicing advances are financed through securitizations, recovery of advances are senior in the payment “waterfall.” In addition, in the event that the loan level recovery is not sufficient to reimburse the servicer in full for servicing advances, most pooling and servicing agreements provide that the servicer is entitled to be reimbursed from collections received with respect to other loans in the same securitized mortgage pool, which is referred to as “pool level recovery.”

We believe there is an evolving market in the financing of servicing advances that could present us with a significant investment opportunity. We intend to make investments in servicing advances by providing financing to servicers through senior, mezzanine or equity positions. The status of investments in servicing advances for purposes of the REIT requirements is uncertain, and therefore our ability to make these kinds of investments may be limited.

Other Investments

We may pursue other types of investments as the market evolves, such as our opportunistic investment in consumer loans in April 2013. See “—Our Portfolio—Consumer Loans ” below. Our Manager makes decisions about our investments in accordance with broad investment guidelines adopted by our board of directors. Accordingly, we may, without a stockholder vote, change our target asset classes and acquire a variety of assets that may differ from, and are possibly riskier than, our portfolio of target assets. For more information about our investment guidelines, see “—Investment Guidelines” included elsewhere in this prospectus.

MORTGAGE INDUSTRY

Overview

Over the last few decades the complexity of the market for residential mortgage loans in the U.S. has dramatically increased. A borrower seeking credit for a home purchase will typically obtain financing from a financial institution, such as a bank, savings association or credit union. In the past, these institutions would generally have held a majority of their originated mortgage loans as interest-earning assets on their balance sheets and would have performed all activities associated with servicing the loans, including accepting principal and interest payments, making advances for real estate taxes and property and casualty insurance premiums, initiating collection actions for delinquent payments and conducting foreclosures.

Now, institutions that originate mortgage loans generally hold a smaller portion of such loans as assets on their balance sheets and instead sell a significant portion of the loans they originate to third parties. Fannie Mae and Freddie Mac are currently the largest purchasers of home mortgage loans. Under a process known as securitization, the GSEs and financial institutions typically package residential mortgage loans into pools that are sold to securitization trusts. These securitization trusts fund the acquisition of mortgage loans by issuing securities, known as MBS, that entitle the owner of such securities to receive a portion of the interest and principal collected on the mortgage loans in the pool. The purchasers of the MBS are typically large institutions, such as pension funds, mutual funds, insurance companies and REITs. The agreement that governs the packaging of mortgage loans into a pool, the servicing of such mortgage loans and the terms of the MBS issued by the securitization trust is often referred to as a pooling and servicing agreement.

In the ten years prior to the credit dislocation in 2007, the securitization market drove an increase in the number of residential mortgage loans outstanding. Since 2007, the mortgage industry has been characterized by reduced origination and securitization activities, particularly for subprime and Alt-A mortgage loans.

In connection with a securitization, a number of entities perform specific roles with respect to the mortgage loans in a pool, including the trustee and the mortgage servicer. The trustee holds legal title to the mortgage loans on behalf of the owner of the MBS and either maintains the mortgage note and related documents itself or with a custodian. The trustee or a separate securities administrator for the trust receives the payments collected by the servicer on the mortgage loans and distributes them to the investors in the MBS pursuant to the terms of the pooling and servicing agreement. One or more other entities are appointed pursuant to the pooling and servicing agreement to service the mortgage loans. In some cases, the servicer is the same institution that originated the loan, and, in other cases, it may be a different institution. The duties of servicers for mortgage loans that have been securitized are generally discussed below, and are generally required to be performed in accordance with industry-accepted servicing practices and the terms of the mortgage note and applicable law. A servicer generally takes actions, such as foreclosure, in the name and on behalf of the trustee.

Segments of the Residential Mortgage Loan Market

The residential mortgage market is commonly divided into a number of categories based on certain mortgage loan characteristics, including the credit quality of borrowers and the types of institutions that originate or finance such loans. While there are no universally accepted definitions, the residential mortgage loan market is commonly divided by market participants into the following categories.

GSE and Government Guaranteed Loans

This category of mortgage loans includes “conforming loans,” which are first lien mortgage loans issued to prime borrowers and are secured by single-family residences that meet or “conform” to the underwriting standards established by Fannie Mae or Freddie Mac. Prime borrowers are borrowers that have strong credit histories and who generally purchase their properties with at least a 10% down payment. The conforming loan limit is established by statute and currently is $417,000 with certain exceptions for high-priced real estate markets. This category also includes mortgage loans issued to borrowers that do not meet conforming loan standards, but who qualify for a loan that is insured or guaranteed by the government through Ginnie Mae, primarily through federal programs operated by the Federal Housing Administration and the Department of Veterans Affairs.

Non-GSE or Government Guaranteed Loans

Residential mortgage loans that are not guaranteed by the GSEs or the government are generally referred to as “non-conforming loans” and fall into one of the following categories: jumbo, subprime, Alt-A or second lien loans. The loans may be non-conforming due to various factors, including mortgage balances in excess of Agency underwriting guidelines, borrower characteristics, loan characteristics and level of documentation.

Jumbo. Jumbo mortgage loans have original principal amounts that exceed the statutory conforming limit for GSE loans. Jumbo borrowers generally have strong credit histories and provide full loan documentation, including verification of income and assets.

Subprime. Subprime mortgage loans are generally issued to borrowers with blemished credit histories, who make low or no down payments on the properties they purchase or have limited documentation of their income or assets. Subprime borrowers generally pay higher interest rates and fees than prime borrowers.

Alt-A. Alt-A mortgage loans are generally issued to borrowers with risk profiles that fall between prime and subprime. These loans have one or more high-risk features, such as the borrower having a high debt-to-income ratio, limited documentation verifying the borrower’s income or assets, or the option of making monthly payments that are lower than required for a fully amortizing loan. Alt-A mortgage loans generally have interest rates that fall between the interest rates on conforming loans and subprime loans.

Second Lien. Second mortgages and home equity lines are often referred to as second liens and fall into a separate category of the residential mortgage market. These loans typically have higher interest rates than loans secured by first liens because the lender generally will only receive proceeds from a foreclosure of a property after the first lien holder is paid in full. In addition, these loans often feature higher loan-to-value ratios and are less secure than first lien mortgages.

OUR STRENGTHS

We believe that the following factors provide us with significant competitive advantages.

Focused Strategy

New Residential pursues an investment strategy focused primarily on attractive opportunities across the residential spectrum. With an approximately $19 trillion housing market undergoing major structural change, we believe a dedicated strategy presents investors with an opportunity to participate in that restructuring.

Experienced Management Team

Our Manager is an affiliate of Fortress, a leading alternative asset manager with $54.6 billion of assets under management as of June 30, 2013. Residential and other real estate related assets, including those in our portfolio, have been a significant component of the investment strategies of both Fortress and Newcastle.

Through our Manager, we have access to Fortress’s extensive and long-standing relationships with major issuers of real estate related securities and the broker-dealers that trade these securities, as well as their banking relationships in the mortgage servicing industry. We believe these relationships, together with Fortress’s infrastructure, provide us access to a pipeline of attractive investment opportunities, many of which may not be available to our competitors. We also believe that the breadth of Fortress’s experience enables us to react nimbly to the changing residential landscape in order to execute on emerging investment opportunities. For instance, in 2012, we obtained a private letter ruling from the Internal Revenue Service that permits us to treat Excess MSRs as qualifying assets that generate qualifying income for purposes of the REIT asset and income tests, which gave us an early advantage for investing in Excess MSRs.

Existing Portfolio of Residential Mortgage Related Assets

Our portfolio is currently composed of investments in Excess MSRs, Agency ARM RMBS, Non-Agency RMBS, residential mortgage loans, consumer loans and cash. We target returns on invested equity that average in the mid-teens. We believe these returns are attainable given the performance of our existing investments to date and based on market dynamics that we believe will foster significant opportunities to invest in additional residential real estate assets at similar returns. For example, our underwriting assumptions projected a weighted average IRR of 17% for the Excess MSRs we owned as of June 30, 2013, and this portfolio has performed better than our underwriting assumptions. We believe that various market dynamics, including the current low-interest rate environment, a supply-demand imbalance for investments in Excess MSRs, and barriers to entry with respect to this asset class, support our target returns. However, the returns of individual assets, as well as different asset classes, will vary, and there can be no assurance that any of our assets, or our portfolio as a whole, will generate target returns. In addition, our ability to achieve target returns on our Agency and Non-Agency RMBS, and potentially other assets, depends in part on the use of leverage and our ability to quickly deploy the proceeds of any financing at attractive returns. There can be no assurance that we will be able to secure financing on favorable terms, or at all. In addition, there can be no assurance that we will be able to source, or quickly complete, attractive investments for which the proceeds of any such financing could be used.

Relationship with Nationstar

As a result of our Manager’s relationship with Nationstar, which is majority-owned by Fortress funds managed by our Manager, we believe we are uniquely positioned to source opportunities to acquire Excess MSRs. Nationstar (NYSE: NSM) is one of the largest residential loan servicers, according to Inside Mortgage Finance, and it was ranked among the highest quality servicers by Fannie Mae in April 2013. We have developed an innovative strategy for co-investing in Excess MSRs with Nationstar. Given that non-servicers, like us, cannot own the basic fee component of an MSR directly, this strategy creates the opportunity for us to co-invest in Excess MSRs and affords Nationstar the opportunity to invest in MSRs on a “capital light” basis To date, we have completed several co-investments with Nationstar, as described under “—Our Portfolio—Excess MSRs” below. In addition, we have capitalized on Nationstar’s origination capabilities by entering into a “recapture agreement” in each of our Excess MSR investments to date. Under the recapture agreements, we are generally entitled to a pro rata interest in the Excess MSRs on any initial or subsequent refinancing by Nationstar of a loan in the original portfolio. In other words, we are generally entitled to a pro rata interest in the Excess MSRs on both (i) a loan resulting from a refinancing by Nationstar of a loan in the original portfolio, and (ii) a loan resulting from a refinancing by Nationstar of a previously recaptured loan. We believe this arrangement mitigates our exposure to the prepayment risk associated with Excess MSRs. Furthermore, Nationstar is the master servicer and/or servicer of the vast majority of the loans underlying the Non-Agency RMBS in the portfolio of assets we acquired upon our separation from Newcastle.

Tax Efficient REIT Status

We will elect to be treated as, and expect to operate in conformity with the requirements for qualification and taxation as, a REIT. REIT status will provide us with certain tax advantages compared to some of our competitors. Those advantages include an ability to reduce our corporate-level income taxes by making dividend distributions to our stockholders, and an ability to pass our capital gains through to our stockholders in the form of capital gains dividends. We believe our REIT status will provide us with a significant advantage as compared to other companies or industry participants who do not have a similar tax efficient structure.

OUR PORTFOLIO

Our portfolio is currently composed of investments in Excess MSRs, Agency ARM RMBS, Non-Agency RMBS, residential mortgage loans, consumer loans and cash, as described in more detail below. A majority of our assets consist of qualifying real estate assets for purposes of Section 3(c)(5)(C) of the 1940 Act, including investments in Agency ARM RMBS. Over time, we expect to opportunistically adjust our portfolio composition in response to market conditions. Our Manager will make decisions about our investments in accordance with broad investment guidelines adopted by our board of directors. Accordingly, we may, without a stockholder vote, change our target asset classes and acquire a variety of assets that differ from, and are possibly riskier than, our current portfolio of target assets. For more information about our investment guidelines, see “—Investment Guidelines” below.

Excess MSRs

As of June 30, 2013, we had approximately $153.8 billion UPB of Excess MSRs, of which a portion is held directly and the remainder is held through joint ventures, and we had agreed to invest in approximately $130.1 billion UPB of Excess MSRs that had not yet closed. Subsequent to June 30, 2013, we settled $82.2 billion UPB of the investments that had not yet closed. These investments are described in more detail below.

As of June 30, 2013, our direct investments represented a 65% interest in the Excess MSRs on six pools of mortgage loans with an aggregate UPB of approximately $70.0 billion. As of June 30, 2013, we also owned a 50% interest in equity method investees that own a 67% interest on four pools of mortgage loans with an aggregate UPB of approximately $83.9 billion. Nationstar is the servicer of the loans underlying all of our investments in Excess MSRs to date, and it earns a basic fee in exchange for providing all servicing functions. In addition, Nationstar retains a 33-35% interest in the Excess MSRs and all ancillary income associated with the portfolios. We do not have any servicing duties, liabilities or obligations associated with the servicing of the portfolios underlying any of our investments. Each of our investments to date is subject to a recapture agreement with Nationstar. Under the recapture agreements, we are generally entitled to a pro rata interest in the Excess MSRs on any initial or subsequent refinancing by Nationstar of a loan in the original portfolio. In other words, we are generally entitled to a pro rata interest in the Excess MSRs on both (i) a loan resulting from a refinancing by Nationstar of a loan in the original portfolio, and (ii) a loan resulting from a refinancing by Nationstar of a previously recaptured loan. The tables below summarize the terms of our completed investments in Excess MSRs as of June 30, 2013.

Summary of Direct Excess MSR Investments as of June 30, 2013

					MSR Component				Interest in Excess MSR (%)	Excess MSR
	Investment Date	Initial UPB (bn)	Current[1] UPB (bn)	Loan Type[2]	MSR (bps)		Excess MSR (bps)			Purchase Price (mm)	Carrying Value (mm)
Pool 1	12/2011	$9.9	$7.6	GSE	35	bps	29	bps	65%	$43.6	$44.5
Pool 2	06/2012	10.4	8.6	GSE	31		23		65%	42.3	43.9
Pool 3	06/2012	9.8	8.4	GSE	32		23		65%	36.2	38.9
Pool 4	06/2012	6.3	5.4	GSE	26		17		65%	15.4	16.7
Pool 5	06/2012	47.6	40.0	PLS	32		13		65%	124.8	125.0
Pool 11	05/2013	—	—	GSE	N/A		N/A		65%	2.5	2.4

Total/Weighted Avg.		$84.0	$70.0		32	bps	17	bps		$264.8	$271.4

(1)	As of June 30, 2013.
(2)	“GSE” refers to loans in Fannie Mae or Freddie Mac securitizations. “PLS” refers to loans in private label securitizations.

Summary of Excess MSR Investments Through Equity Method Investees as of June 30, 2013

	Commitment/ Investment Date	Initial UPB (bn)	Current UPB (bn)[1]	Loan Type[2]	MSR Component				Interest Investee (%)	Investee Interest in Excess MSR (%)	Excess MSR Initial Investment (mm)	Carrying Value (mm)
					MSR (bps)		Excess MSR (bps)
Pool 6	01/2013	$13.0	$11.2	GM	40	bps	10	bps	50%	67%	$27	$28.7
Pool 7	01/2013	38.0	34.5	GSE	27		5		50%	67%	67	69.5
Pool 8	01/2013	17.6	15.4	GSE	28		10		50%	67%	36	36.0
Pool 11	05/2013	22.8	22.8	GSE	26		16		50%	67%	38	41.8

Total/Weighted Avg.		$91.4	$83.9		29	bps	9	bps			$168	$176.0

(1)	As of June 30, 2013.
(2)	“GM” refers to loans in Ginnie Mae securitizations. “GSE” refers to loans in Fannie Mae or Freddie Mac securitizations.

Pools 7 and 8 in the table above were acquired in the first closing of our agreement in January 2013 to acquire Excess MSRs on a $215 billion UPB portfolio as of November 30, 2012. This agreement also includes Pool 9, which closed in July 2013, and Pool 10, of which a portion closed in July 2013 and the remainder is pending, as described in the table below.

Summary of Pending Excess MSR Investments Committed as of June 30, 2013

	Commitment Date	Initial UPB (bn)	Current UPB (bn)[2]	Loan Type[3]	MSR Component		Interest Investee (%)	Investee Interest in Excess MSR (%)	Excess MSR Initial Investment (mm)[4]
					MSR (bps)	Excess MSR (bps)
Pool 10 (net of portion closed in 07/2013)[1]	01/2013	$47.9	$47.9	PLS	34 bps	10 bps	50%	67%	$33.0

(1)	Initial UPB, Current UPB and Excess MSR Initial Investment represent the pending investment for Pool 10.
(2)	As of May 31, 2013.
(3)	“PLS” refers to loans in private label securitizations.
(4)	The actual amount invested will be based on the UPB at the time of close.

We expect to complete our pending investments in the third quarter of 2013, subject to the receipt of regulatory, third-party and certain rating agency approvals. There can be no assurance that we will complete this investment as anticipated or at all. However, we believe that it is probable that we will be able to obtain pending approvals and subsequently complete this investment.

In July 2013, we completed the acquisition of a portion of Pool 10, as described in the table below. In addition, on July 18, 2013, we acquired through a joint venture, an interest in Excess MSRs from Nationstar on a portfolio of mortgage loans with a UPB of approximately $34.7 billion as of June 30, 2013 (Pool 9). We have invested a total of approximately $73 million to date to acquire a one-third interest in the Excess MSRs.

Nationstar is the servicer of the loans and has retained a one-third interest in the Excess MSRs; a Fortress managed fund has acquired the remaining one-third interest. Under the terms of this investment, to the extent that any loans in the portfolio are refinanced by Nationstar, the resulting Excess MSRs will be included in the portfolio, subject to certain limitations. New Residential, Nationstar and the Fortress fund will share equally in these Excess MSRs. These acquisitions are described in the table below.

Summary of Excess MSR Investments Closed Subsequent to June 30, 2013

	Commitment Date	Initial UPB (bn)	Current UPB (bn)[1]	Loan Type[2]	MSR Component				Interest Investee (%)	Investee Interest in Excess MSR (%)	Excess MSR Initial Investment (mm)
					MSR (bps)		Excess MSR (bps)
Pool 9	01/2013	$34.7	$34.7	GM	40	bps	22	bps	50%	67%	$73
Pool 10 (closed portion)	01/2013	47.5	47.5	PLS	34		10		50%	67%	65

Total/Weighted Avg.		$82.2	$82.2		37	bps	15	bps			$138

(1)	As of May 31, 2013.
(2)	“PLS” refers to loans in private label securitizations. “GM” refers to loans in Ginnie Mae securitizations.

We currently expect to continue to make co-investments with Nationstar, and we may also acquire Excess MSRs from other servicers. Nationstar does not, however, have any obligation to offer us any future co-investment opportunity. In the event that we cannot co-invest in Excess MSRs with Nationstar, we may not be able to find other suitable counterparties from which to acquire Excess MSRs, which could have a material adverse effect on our business. At the same time, our co-investments with Nationstar expose us to counterparty concentration risk, which could increase if we do not or cannot acquire Excess MSRs from other counterparties or continue to pursue co-investments with Nationstar. Nationstar publicly discloses its financial statements and other material information in filings with the SEC, which may be obtained at the SEC’s website, www.sec.gov. The contents of Nationstar’s public disclosure are not incorporated by reference herein, do not form part of this prospectus and have not been verified by us.

The following table summarizes the collateral characteristics of the loans underlying our direct Excess MSR investments as of June 30, 2013 (dollars in thousands):

		Collateral Characteristics
	Current Carrying Amount	Original Principal Balance	Current Principal Balance	Number of Loans	WA FICO Score (A)	WA Coupon	WA Maturity (months)	Average Loan Age (months)	Adjustable Rate Mortgage % (B)	1 Month CPR (D)	1 Month CRR (E)	1 Month CDR (F)	1 Month Recapture Rate
Pool 1
Original Pool	$34,515	$9,940,385	$6,579,008	46,209	678	5.7%	277	79	20.0%	32.2%	29.3%	4.1%	53.3%
Recaptured Loans	4,632	—	1,014,430	5,155	747	4.3%	329	5	0.0%	3.1%	3.1%	0.0%	0.0%
Recapture Agreements	5,383	—	—	—	—	—	—	—	—	—	—	—	—

	44,530	9,940,385	7,593,438	51,364	687	5.5%	284	69	17.3%	28.3%	25.8%	3.5%	46.2%
Pool 2
Original Pool	33,309	10,383,891	7,843,608	40,966	611	5.0%	317	69	11.0%	27.1%	22.9%	5.3%	53.6%
Recaptured Loans	4,030	—	726,797	3,685	750	4.3%	331	3	0.0%	0.7%	0.7%	0.0%	0.0%
Recapture Agreements	6,557	—	—	—	—	—	—	—	—	—	—	—	—

	43,896	10,383,891	8,570,405	44,651	623	4.8%	318	63	10.1%	24.9%	21.0%	4.9%	49.1%
Pool 3
Original Pool	31,663	9,844,114	8,039,505	49,890	677	4.3%	287	92	39.0%	20.0%	17.5%	3.0%	39.2%
Recaptured Loans	1,520	—	341,019	2,080	733	4.1%	329	2	0.0%	0.9%	0.9%	0.0%	0.0%
Recapture Agreements	5,755	—	—	—	—	—	—	—	—	—	—	—	—

	38,938	9,844,114	8,380,524	51,970	679	4.3%	289	88	37.4%	19.2%	16.8%	2.9%	37.6%
Pool 4
Original Pool	12,755	6,250,549	5,286,319	26,393	675	3.5%	309	83	58.0%	15.3%	7.3%	8.5%	40.0%
Recaptured Loans	421	—	94,814	484	752	4.2%	340	3	0.0%	0.2%	0.2%	0.0%	0.0%
Recapture Agreements	3,533	—	—	—	—	—	—	—	—	—	—	—	—

	16,709	6,250,549	5,381,133	26,877	676	3.5%	310	82	57.0%	15.0%	7.2%	8.4%	39.3%
Pool 5
Original Pool	121,009	47,572,905	39,967,801	172,125	655	4.5%	290	88	55.0%	14.8%	6.3%	9.0%	0.6%
Recapture Loans	93	—	21,230	74	755	3.6%	334	4	2.0%	0.0%	0.0%	0.0%	0.0%
Recapture Agreements	3,854	—	—	—	—	—	—	—	—	—	—	—	—

	124,956	47,572,905	39,989,031	172,199	655	4.5%	290	88	55.0%	14.8%	6.3%	9.0%	0.6%
Pool 11
Recapture Agreements	2,391	—	—	—	—	—	—	—	—	—	—	—	—

	2,391	—	—	—	—	—	—	—	—	—	—	—	—

Total/WA	$271,420	$83,991,844	$69,914,531	347,061	659	4.6%	294	82	43.4%	18.0%	11.6%	7.1%	34.7%

Continued on next page.

	Collateral Characteristics
	Uncollected Payments (C)	Delinquency 30 Days (C)	Delinquency 60 Days (C)	Delinquency 90+ Days (C)	Loans in Foreclosure	Real Estate Owned	Loans in Bankruptcy
Pool 1
Original Pool	10.1%	6.0%	1.9%	1.2%	4.2%	0.9%	2.7%
Recaptured Loans	0.5%	0.4%	0.1%	0.0%	0.1%	0.0%	0.0%
Recapture Agreements	—	—	—	—	—	—	—

	8.8%	5.3%	1.7%	1.0%	3.7%	0.8%	2.3%
Pool 2
Original Pool	14.8%	5.3%	2.1%	1.6%	7.9%	1.0%	4.9%
Recaptured Loans	0.1%	0.2%	0.0%	0.0%	0.0%	0.0%	0.0%
Recapture Agreements	—	—	—	—	—	—	—

	13.6%	4.9%	1.9%	1.5%	7.2%	0.9%	4.5%
Pool 3
Original Pool	13.6%	4.6%	1.3%	1.0%	7.3%	2.2%	3.3%
Recaptured Loans	0.2%	0.2%	0.0%	0.0%	0.0%	0.0%	0.1%
Recapture Agreements	—	—	—	—	—	—	—

	13.1%	4.4%	1.2%	1.0%	7.0%	2.1%	3.2%
Pool 4
Original Pool	17.0%	3.6%	1.7%	1.3%	10.5%	2.0%	4.2%
Recaptured Loans	0.0%	0.4%	0.0%	0.0%	0.0%	0.0%	0.0%
Recapture Agreements	—	—	—	—	—	—	—

	16.7%	3.5%	1.7%	1.3%	10.3%	2.0%	4.1%
Pool 5
Original Pool	25.1%	9.8%	2.0%	3.4%	15.7%	1.9%	4.9%
Recapture Loans	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Recapture Agreements	—	—	—	—	—	—	—

	25.1%	9.8%	2.0%	3.4%	15.7%	1.9%	4.9%
Pool 11
Recapture Agreements	—	—	—	—	—	—	—

	—	—	—	—	—	—	—

Total/WA	19.8%	7.6%	1.8%	2.4%	11.9%	1.7%	4.3%

(A)	The WA FICO score is based on the weighted average of information provided by the loan servicer on a monthly basis. The loan servicer generally updates the FICO score on a monthly basis.
(B)	Adjustable Rate Mortgage % represents the percentage of the total principal balance of the pool that corresponds to adjustable rate mortgages.
(C)	Uncollected Payments represents the percentage of the total principal balance of the pool that corresponds to loans for which the most recent payment was not made. Delinquency 30 Days, Delinquency 60 Days and Delinquency 90+ Days represent the percentage of the total principal balance of the pool that corresponds to loans that are delinquent by 30–59 days, 60–89 days or 90 or more days, respectively.
(D)	1 Month CPR or the constant prepayment rate represents the annualized rate of the prepayments during the month as a percentage of the total principal balance of the pool.
(E)	1 Month CRR, or the voluntary prepayment rate, represents the annualized rate of the voluntary prepayments during the month as a percentage of the total principal balance of the pool.
(F)	1 Month CDR, or the involuntary prepayment rate, represents the annualized rate of the involuntary prepayments (defaults) during the month as a percentage of the total principal balance of the pool.

The following table summarizes the collateral characteristics as of June 30, 2013 of the loans underlying Excess MSR investments made through equity method investees (dollars in thousands). For each of these pools, we own a 50% interest in an entity that invested in a 67% interest in the Excess MSRs.

	Current Carrying Amount	Collateral Characteristics
		Original Principal Balance	Current Principal Balance	Number of Loans	WA FICO Score (A)	WA Coupon	WA Maturity (months)	Average Loan Age (months)	Adjustable Rate Mortgage % (B)	1 Month CPR (D)	1 Month CRR (E)	1 Month CDR (F)	1 Month Recapture Rate
Pool 6
Original Pool	$43,649	$12,987,190	$10,800,203	75,183	662	5.6%	307	52	0.0%	26.2%	22.5%	4.8%	20.5%
Recaptured Loans	490	—	349,152	721	717	3.5%	357	1	0.0%	0.0%	0.0%	0.0%	0.0%
Recapture Agreements	13,284	—	—	—	—	—	—	—	—	—	—	—	—

	57,423	12,987,190	11,149,355	75,904	664	5.5%	309	50	0.0%	25.5%	21.9%	4.6%	19.9%
Pool 7 (G)
Original Pool	112,559	37,965,199	34,244,919	234,275	682	5.1%	282	83	24.0%	22.5%	22.4%	0.1%	23.8%
Recaptured Loans	387	—	235,779	1,525	727	4.3%	325	1	0.0%	0.0%	0.0%	0.0%	0.0%
Recapture Agreements	25,965	—		—	—	—	—	—	—	—	—	—	—

	138,911	37,965,199	34,480,698	235,800	682	5.1%	282	82	23.8%	22.3%	22.2%	0.1%	23.6%
Pool 8 (H)
Original Pool	57,538	17,655,383	15,140,773	93,328	701	5.5%	292	73	14.0%	35.5%	34.4%	1.7%	38.3%
Recapture Loans	422	—	276,771	1,539	763	4.3%	322	1	0.0%	0.1%	0.1%	0.0%	0.0%
Recapture Agreements	14,103	—	—	—	—	—	—	—	—	—	—	—	—

	72,063	17,655,383	15,417,544	94,867	702	5.5%	293	72	13.7%	34.9%	33.8%	1.7%	37.6%
Pool 11
Original Pool	55,797	22,817,213	22,817,213	137,843	614	5.4%	294	68	4.0%	N/A	N/A	N/A	N/A
Recapture Agreements	27,669	—	—	—	—	—	—	—	—	—	—	—	—

	83,466	22,817,213	22,817,213	137,843	614	5.4%	294	68	4.0%	0.0%	0.0%	0.0%	0.0%

Total/WA	$351,863	$91,424,985	$83,864,810	544,414	665	5.3%	291	72	13.4%	19.0%	18.3%	1.0%	28.2%

Continued on next page.

	Collateral Characteristics
	Uncollected Payments (C)	Delinquency 30 Days (C)	Delinquency 60 Days (C)	Delinquency 90+ Days (C)	Loans in Foreclosure	Real Estate Owned	Loans in Bankruptcy
Pool 6
Original Pool	12.4%	6.2%	1.7%	1.7%	6.6%	0.6%	2.2%
Recaptured Loans	0.0%	0.0%	0.2%	0.0%	0.0%	0.0%	0.0%
Recapture Agreements	—	—	—	—	—	—	—

	12.0%	6.0%	1.7%	1.6%	6.4%	0.6%	2.1%
Pool 7
Original Pool	12.4%	4.0%	1.0%	2.4%	6.2%	0.3%	3.7%
Recaptured Loans	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Recapture Agreements	—	—	—	—	—	—	—

	12.3%	4.0%	1.0%	2.4%	6.2%	0.3%	3.7%
Pool 8
Original Pool	38.3%	3.4%	1.1%	1.3%	5.2%	0.3%	3.0%
Recapture Loans	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Recapture Agreements	—	0.0%	—	—	—	—	—

	37.6%	3.3%	1.1%	1.3%	5.1%	0.3%	2.9%
Pool 11
Original Pool	7.3%	13.4%	2.3%	2.6%	6.5%	0.4%	2.5%
Recapture Agreements	—	—	—	—	—	—	—

	7.3%	13.4%	2.3%	2.6%	6.5%	0.4%	2.5%

Total/WA	15.6%	6.7%	1.5%	2.1%	6.1%	0.4%	3.0%

(A)	The WA FICO score is based on the weighted average of information provided by the loan servicer on a monthly basis. The loan servicer generally updates the FICO score on a monthly basis.
(B)	Adjustable Rate Mortgage % represents the percentage of the total principal balance of the pool that corresponds to adjustable rate mortgages.
(C)	Uncollected Payments represents the percentage of the total principal balance of the pool that corresponds to loans for which the most recent payment was not made. Delinquency 30 Days, Delinquency 60 Days and Delinquency 90+ Days represent the percentage of the total principal balance of the pool that corresponds to loans that are delinquent by 30-59 days, 60-89 days or 90 or more days, respectively.
(D)	1 Month CPR, or the constant prepayment rate, represents the annualized rate of the prepayments during the month as a percentage of the total principal balance of the pool.
(E)	1 Month CRR, or the voluntary prepayment rate, represents the annualized rate of the voluntary prepayments during the month as a percentage of the total principal balance of the pool.
(F)	1 Month CDR, or the involuntary prepayment rate, represents the annualized rate of the involuntary prepayments (defaults) during the month as a percentage of the total principal balance of the pool.
(G)	Collateral information excludes $2.24 billion for which collateral data was not available as of the report date.
(H)	Collateral information excludes $1.25 billion for which collateral data was not available as of the report date.

The following table summarizes the collateral characteristics for the additional pools committed to and/or closed subsequent to June 30, 2013, of the loans underlying Excess MSR investments made through equity method investees (dollars in thousands). For each of these pools, New Residential owns a 50% interest in an entity that invested in a 67% interest in Excess MSRs.

	Collateral Characteristics (G)
	Unpaid Principal Balance	Number of Loans	WA Original FICO Score (A)	WA Coupon	WA Maturity (months)	Average Loan Age (months)	Adjustable Rate Mortgage % (B)
Pool 9 (H)	$34,738,833	268,841	687	5.0%	305	44	4.0%
Pool 10 (H)	95,407,638	571,417	703	5.2%	269	90	42.7%

Total/Weighted Avg	$130,146,471	840,258	699	5.1%	279	78	32.4%

	Collateral Characteristics (G)
	Uncollected Payments (C)	Delinquency 30 Days (C)	Delinquency 60 Days (C)	Delinquency 90+ Days (C)	Loans in Foreclosure	Real Estate Owned	Loans in Bankruptcy	1 Month CPR (D)	1 Month CRR (E)	1 Month CDR (F)
Pool 9 (H)	9.2%	3.9%	1.2%	4.8%	1.1%	0.2%	1.2%	23.2%	21.8%	1.8%
Pool 10 (H)	31.5%	3.5%	1.5%	19.3%	7.0%	2.5%	3.9%	16.9%	10.5%	7.2%

Total/Weighted Avg	25.6%	3.6%	1.4%	15.4%	5.4%	1.9%	3.2%	18.6%	13.5%	5.8%

(A)	WA Original FICO Score represents the FICO score at the time the loan was originated.
(B)	Adjustable Rate Mortgage % represents the percentage of the total principal balance of the pool that corresponds to adjustable rate mortgages.
(C)	Uncollected Payments represents the percentage of the total principal balance of the pool that corresponds to loans for which the most recent payment was not made. Delinquency 30 Days, Delinquency 60 Days and Delinquency 90+ Days represent the percentage of the total principal balance of the pool that corresponds to loans that are delinquent by 30-59 days, 60-89 days or 90 or more days, respectively.
(D)	1 Month CPR, or constant prepayment rate, represents the annualized rate of the prepayments during the month as a percentage of the total principal balance of the pool.
(E)	1 Month CRR, or the voluntary prepayment rate, represents the annualized rate of the prepayments during the month as a percentage of the total principal balance of the pool.
(F)	1 Month CDR, or the involuntary prepayment rate, represents the annualized rate of the involuntary prepayments (defaults) during the month as a percentage of the total principal balance of the pool.
(G)	The collateral characteristics are presented as of May 31, 2013.
(H)	Pools 9 and 10 are transactions that were committed to in January 2013. The closings are subject to certain closing requirements and regulatory approvals. Pool 9 closed subsequent to June 30, 2013. See Note 15 to the Consolidated Financial Statements included herein.

For information about the weighted average yield of our investments in Excess MSRs and about the geographic diversification of the underlying loans, see Notes 5 and 6 to our unaudited consolidated financial statements included elsewhere in this prospectus.

We currently expect to continue to make co-investments with Nationstar, and we may also acquire Excess MSRs from other servicers. Nationstar does not, however, have any obligation to offer us any future co-investment opportunity. In the event that we cannot co-invest in Excess MSRs with Nationstar, we may not be able to find other suitable counterparties from which to acquire Excess MSRs, which could have a material adverse effect on our business. At the same time, our co-investments with Nationstar expose us to counterparty concentration risk, which could increase if we do not or cannot acquire Excess MSRs from other counterparties.

Agency ARM RMBS

As of June 30, 2013, we owned $1.06 billion face amount of Agency ARM RMBS, as described in the table below (in thousands).

Summary of Agency ARM RMBS as of June 30, 2013

			Gross Unrealized
Asset Type	Outstanding Face Amount	Amortized Cost Basis	Gains	Losses	Carrying Value[1]	Outstanding Repurchase Agreements
Agency ARM RMBS	$1,059,950	$1,134,190	$1,430	$(5,834)	$1,129,786	$1,061,250

(1)	Fair value, which is equal to carrying value for all securities.

The following table summarizes the reset dates of our Agency ARM RMBS portfolio as of June 30, 2013 (dollars in thousands):

Months to Next Reset (A)	Number of Securities	Outstanding Face Amount	Amortized Cost Basis (B)	Percentage of Total Amortized Cost Basis	Carrying Value (B)	Weighted Average
						Coupon	Margin	Periodic Cap			Lifetime Cap (E)	Months to Reset (F)
								1st Coupon Adjustment (C)		Subsequent Coupon Adjustment (D)
1 - 12	22	$177,904	$188,060	16.8%	$189,177	2.6%	1.6%	N/A	(G)	2.0%	10.2%	6
13 - 24	23	351,821	373,352	33.3%	371,759	3.7%	1.8%	5.0%		2.0%	8.8%	20
25 - 36	18	457,100	481,752	43.0%	479,107	3.3%	1.8%	5.0%		2.0%	8.3%	32
Over 36	3	73,125	77,182	6.9%	75,899	2.9%	1.8%	5.0%		2.0%	7.9%	43

Total/WA	66	$1,059,950	$1,120,346	100.0%	$1,115,942	3.3%	1.8%	5.0%		2.0%	8.7%	24

(A)	Of these investments, 89.5% reset based on 12 month LIBOR index, 4.5% reset based on 6 month LIBOR Index, 1.5% reset based on 1 month LIBOR, and 4.5% reset based on the 1 year Treasury Constant Maturity Rate. After the initial fixed period, 97% of these securities will reset annually and 3% will reset semi-annually.
(B)	Amortized cost basis and carrying value exclude $13.8 million of principal receivables as of June 30, 2013.
(C)	Represents the maximum change in the coupon at the end of the fixed rate period.
(D)	Represents the maximum change in the coupon at each reset date subsequent to the first coupon adjustment.
(E)	Represents the maximum coupon on the underlying security over its life.
(F)	Represents recurrent weighted average months to the next interest rate reset.
(G)	Not applicable as 20 of the securities (96% of the current face of this category) are past the first coupon adjustment period. The remaining 2 securities (4% of the current face of this category) have a maximum change in the coupon of 5.0% at the end of the fixed rate period.

The following table summarizes the characteristics of our Agency ARM RMBS portfolio and of the collateral underlying our Agency ARM RMBS as of June 30, 2013 (dollars in thousands):

	Agency ARM RMBS Characteristics
Vintage (A)	Number of Securities	Outstanding Face Amount	Amortized Cost Basis (C)	Percentage of Total Amortized Cost Basis	Carrying Value (C)	WAL (Years)
Pre-2005	12	$75,349	$79,650	7.1%	$80,288	4.7
2006	3	31,044	33,117	2.9%	33,178	2.7
2007	4	15,690	16,396	1.5%	16,653	5.9
2008	3	16,542	17,613	1.6%	17,648	4.4
2009	8	90,842	96,884	8.6%	96,748	2.7
2010	21	332,931	351,523	31.4%	350,550	2.3
2011	12	340,063	358,116	32.0%	355,721	2.5
2012 and later	3	157,489	167,047	14.9%	165,156	5.9

Total / WA	66	$1,059,950	$1,120,346	100.0%	$1,115,942	3.2

Collateral Characteristics
Vintage (A)	3 Month CPR (B)
Pre-2005	27.4%
2006	27.3%
2007	33.8%
2008	15.3%
2009	34.9%
2010	42.1%
2011	39.1%
2012 & After	29.8%

36.7%

(A)	The year in which the securities were issued.
(B)	Three month average constant prepayment rate.
(C)	Amortized cost basis and carrying value exclude $13.8 million of principal receivables as of June 30, 2013 is net of principal receivable.

The following table summarizes the net interest spread of our Agency ARM RMBS portfolio as of June 30, 2013:

Net Interest Spread(A)
Weighted Average Asset Yield	1.47%
Weighted Average Funding Cost	0.39%

Net Interest Spread	1.08%

(A)	The entire Agency ARM RMBS portfolio consists of floating rate securities.

Non-Agency RMBS

As of June 30, 2013, we had approximately $928 million face amount of Non-Agency RMBS. The table below summarizes our investments in Non-Agency RMBS as of June 30, 2013 (dollars in thousands).

	Summary of Non-Agency RMBS as of June 30, 2013
			Gross Unrealized
Asset Type	Outstanding Face Amount	Amortized Cost Basis	Gains	Losses	Carrying Value (1)	Outstanding Repurchase Agreements
Non-Agency RMBS	$927,905	$605,835	$33,286	$(9,668)	$629,453	$413,088

(1)	Fair value, which is equal to carrying value for all securities.

The following tables summarize the characteristics of our Non-Agency RMBS portfolio and of the collateral underlying our Non-Agency RMBS as of June 30, 2013 (dollars in thousands):

	Non- Agency RMBS Characteristics
Vintage (A)	Average Minimum Rating (B)	Number of Securities	Outstanding Face Amount	Amortized Cost Basis	Percentage of Total Amortized Cost Basis	Carrying Value	Principal Subordination (C)	Excess Spread (D)	Weighted Average Life (Years)
Pre 2004	CCC-	46	$48,279	$39,441	5.2%	$40,886	14.4%	3.0%	3.5
2004	B-	9	66,242	41,109	7.1%	47,931	15.2%	4.4%	3.6
2005	CC	9	100,625	74,299	10.9%	71,655	15.5%	3.8%	4.8
2006	CC	18	486,668	302,610	52.4%	310,694	2.0%	3.7%	3.9
2007 and later	CC	16	226,089	148,376	24.4%	158,287	8.9%	4.0%	3.1

Total/WA	CC	98	$927,903	$605,835	100.0%	$629,453	6.7%	3.8%	3.8

	Collateral Characteristics(H)
Vintage (A)	Average Loan Age (years)	Collateral Factor (E)	3 month CPR (F)	Delinquency (G)	Cumulative Losses to Date
Pre 2004	10.3	0.08	16.0%	14.5%	1.3%
2004	8.8	0.08	12.0%	19.2%	3.6%
2005	8.1	0.11	15.0%	23.9%	6.3%
2006	6.9	0.28	16.0%	30.6%	24.1%
2007 and later	6.1	0.37	16.0%	34.3%	29.4%

Total / WA	7.2	0.26	15.0%	29.1%	20.4%

(A)	The year in which the securities were issued.
(B)	Ratings provided above were determined by third party rating agencies, represent the most recent credit ratings available as of the reporting date and may not be current. We had no assets that were on negative watch for possible downgrade by at least one rating agency as of June 30, 2013.
(C)	The percentage of the outstanding face amount of securities and residual interests that is subordinate to our investments.
(D)	The current amount of interest received on the underlying loans in excess of the interest paid on the securities, as a percentage of the outstanding collateral balance for the quarter ending June 30, 2013.
(E)	The ratio of original unpaid principal balance of loans still outstanding.
(F)	Three month average constant prepayment rate and default rates.
(G)	The percentage of underlying loans that are 90+ days delinquent, or in foreclosure or considered real estate owned (REO).
(H)	The weighted average loan size of the underlying collateral is $272 thousand.

The following table sets forth the geographic diversification of the loans underlying our Non-Agency RMBS as of June 30, 2013 (dollars in thousands):

Geographic Location	Outstanding Face Amount	Percentage
Western U.S.	$346,056	37.3%
Northeastern U.S.	219,197	23.6%
Southeastern U.S.	190,998	20.6%
Midwestern U.S.	98,933	10.7%
Southwestern U.S.	72,719	7.8%

	$927,903	100.0%

The following table summarizes the net interest spread of our Non-Agency RMBS portfolio as of June 30, 2013:

Net Interest Spread(A)
Weighted Average Asset Yield	4.87%
Weighted Average Funding Cost	2.03%

Net Interest Spread	2.84%

(A)	The Non-Agency RMBS portfolio consists of 98% floating rate securities and 2% fixed rate securities.

On August 1, 2013, one of our subsidiaries entered into a $350 million master repurchase agreement collateralized by its Non-Agency RMBS. We have guaranteed all of the obligations of our subsidiary under the master repurchase agreement. The repurchase agreement has a one year term, expiring in August 2014, and is not subject to margin call provisions. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Debt Obligations.”

Residential Mortgage Loans

On February 27, 2013, we entered into an agreement to co-invest in residential mortgage loans with a UPB of approximately $83 million as of December 31, 2012. We invested approximately $35 million to acquire a 70% interest in the mortgage loans. Nationstar has co-invested pari passu with us in 30% of the mortgage loans and will be the servicer of the loans performing all servicing and advancing functions, and retaining the ancillary income, servicing obligations and liabilities as the servicer.

The following table summarizes the loan characteristics of our reverse mortgage loans as of June 30, 2013 (dollars in thousands):

	Collateral Characteristics
	Outstanding Face Amount	Loan Count	Weighted Average Coupon (B)	Weighted Average Life (Years) (C)	Floating Rate as a % of Face Amount
Reverse Mortgage Loans (A)	$56,730	328	5.1%	4.1	20.7%

(A)	80% of these loans have reached a termination event. As a result, the borrower can no longer make draws on these loans.
(B)	Represents the stated interest rate on the loans. Accrued interest on reverse mortgage loans is generally added to the principal balance and paid when the loan is resolved.
(C)	The weighted average life is based on the timing of expected principal reduction on the assets.

Consumer Loans

On April 1, 2013, we completed a co-investment in a portfolio of consumer loans with a UPB of approximately $4.2 billion as of December 31, 2012. The portfolio includes over 400,000 personal unsecured loans and personal homeowner loans originated through subsidiaries of HSBC Finance Corporation. We completed the investment through the Consumer Loan Companies, which acquired the portfolio from HSBC Finance Corporation and its affiliates. We invested approximately $250 million for 30% membership interests in each of the Consumer Loan Companies. Of the remaining 70% of the membership interests, Springleaf, which is majority-owned by Fortress funds managed by our Manager, acquired 47%, and an affiliate of Blackstone Tactical Opportunities Advisors L.L.C. acquired 23%. Springleaf acts as the managing member of the Consumer Loan Companies. The Consumer Loan Companies financed $2.2 billion of the approximately $3.0 billion purchase price with asset-backed notes.

The Consumer Loan Companies were formed on March 19, 2013 for the purpose of making this investment and commenced operations upon the completion of the investment. After a servicing transition period, Springleaf will be the servicer of the loans and will provide all servicing and advancing functions for the portfolio.

The table below summarizes the collateral characteristics of the consumer loans as of June 30, 2013 (dollars in thousands):

	Collateral Characteristics
	Unpaid Principal Balance	Personal Unsecured Loans %	Personal Homeowner Loans %	Number of Loans	WA Original FICO Score (A)	WA Coupon	Adjustable Rate Loan % (B)	Average Loan Age (months)	Average Expected Life (Years)	Delinquency 30 Days (C)	Delinquency 60 Days (C)	Delinquency 90+ Days (C)	3 Month CRR (D)	3 Month CDR (E)
Consumer Loan	$3,675,979	68.0%	32.0%	369,581	622	18.6%	12.1%	94	4.5	3.6%	2.1%	4.6%	14.9%	10.0%

(A)	WA original FICO score represents the FICO score at the time the loan was originated.
(B)	The weighted average margin, floor and ceiling on variable loans are 16.08%, 1.31% and 22.29%, respectively.
(C)	Delinquency 30 Days, Delinquency 60 Days and Delinquency 90+ Days represent the percentage of the total principal balance of the pool that corresponds to loans that are delinquent by 30-59 days, 60-89 days or 90 or more days, respectively.
(D)	3 Month CRR, or the voluntary prepayment rate, represents the annualized rate of the voluntary prepayments during the three months as a percentage of the total principal balance of the pool.
(E)	3 Month CDR, or the involuntary prepayment rate, represents the annualized rate of the involuntary prepayments during the three months as a percentage of the total principal balance of the pool.

FINANCING STRATEGY

Our objective is to generate attractive risk-adjusted returns for our stockholders without excessive use of leverage. We do not have a predetermined target leverage level. The amount of leverage we deploy for a particular investment depends upon an assessment of a variety of factors, which may include the anticipated liquidity and price volatility of our assets; the gap between the duration of assets and liabilities, including hedges; the availability and cost of financing the assets; our opinion of the creditworthiness of financing counterparties; the health of the U.S. economy and the residential mortgage and housing markets; our outlook for the level, slope and volatility of interest rates; the credit quality of the loans underlying our RMBS; and our outlook for asset spreads relative to financing costs.

We have funded the acquisition of Excess MSRs on an unlevered basis, but we may invest in Excess MSRs on a levered basis in the future. Our primary source of financing currently is repurchase agreements, although we may also pursue other sources of financing such as securitizations and other secured and unsecured forms of borrowing.

As of June 30, 2013, we had outstanding repurchase agreements with an aggregate face amount of approximately $413.1 million to finance Non-Agency RMBS and approximately $1.1 billion to finance Agency ARM RMBS. These agreements, which had 30 day terms, were subject to margin calls. On August 1, 2013, one of our subsidiaries entered into a $350 million master repurchase agreement collateralized by its Non-Agency RMBS. The repurchase agreement has a one year term, expiring in August 2014, and is not subject to margin call provisions. Under repurchase agreements, we sell a security to a counterparty and concurrently agreed to repurchase the same security at a later date for a higher specified price. The sale price represents financing proceeds, and the difference between the sale and repurchase prices represents interest on the financing. The price at which the security is sold generally represents the market value of the security less a discount or “haircut,” which can range broadly, for example from 5% for Agency ARM RMBS to between 20% and 40% for Non-Agency RMBS. During the term of the repurchase agreement, the counterparty holds the security as collateral. If the agreement is subject to margin calls, the counterparty monitors and calculates what it estimates to be the value of the collateral during the term of the agreement. If this value declines by more than a de minimis threshold, the counterparty could require us to post margin in order to maintain the initial haircut on the collateral. This margin is typically required to be posted in the form of cash and cash equivalents.

These repurchase agreements have terms that generally conform to the terms of the standard master repurchase agreement published by SIFMA as to repayment, margin requirements and segregation of all securities sold under any repurchase transactions. In addition, each counterparty typically requires that we include supplemental terms and conditions to the standard master repurchase agreement. Typical supplemental terms and conditions include changes to the margin maintenance requirements, required haircuts, purchase price maintenance requirements, requirements that all controversies related to the repurchase agreement be litigated in a particular jurisdiction and cross default provisions. These provisions may differ for each of our counterparties and are not determined until we engage in a specific repurchase transaction.

HEDGING STRATEGY

Subject to maintaining our qualification as a REIT and exemption from registration under the 1940 Act, we may, from time to time, utilize derivative financial instruments to hedge the interest rate risk associated with our borrowings. Under the U.S. federal income tax laws applicable to REITs, we generally will be able to enter into certain transactions to hedge indebtedness that we may incur, or plan to incur, to acquire or carry real estate assets, although our total gross income from interest rate hedges that do not meet this requirement and other non-qualifying sources generally must not exceed 5% of our gross income.

Subject to maintaining our qualification as a REIT and exemption from registration under the 1940 Act, we may also engage in a variety of interest rate management techniques that seek on the one hand to mitigate the influence of interest rate changes on the values of some of our assets and on the other hand help us achieve our risk management objectives. The U.S. federal income tax rules applicable to REITs may require us to implement certain of these techniques through a domestic TRS that is fully subject to U.S. federal corporate income taxation. Our interest rate management techniques may include:

•	interest rate swap agreements, interest rate cap agreements, exchange-traded derivatives and swaptions;

•	puts and calls on securities or indices of securities;

•	U.S. Treasury securities and options on U.S. Treasury securities; and

•	other similar transactions.

Subject to maintaining our REIT qualification, we may utilize hedging instruments, including interest rate swap agreements, interest rate cap agreements, interest rate floor or collar agreements or other financial instruments that we deem appropriate. Specifically, we may attempt to reduce interest rate risks and to minimize exposure to interest rate fluctuations through the use of match funded financing structures, when appropriate, whereby we may seek (1) to match the maturities of our debt obligations with the maturities of our assets and (2) to match the interest rates on our assets with like-kind debt (i.e., we may finance floating rate assets with floating rate debt and fixed-rate assets with fixed-rate debt), directly or through the use of interest rate swap agreements, interest rate cap agreements, or other financial instruments, or through a combination of these strategies. We expect these instruments will allow us to minimize, but not eliminate, the risk that we have to refinance our liabilities before the maturities of our assets and to reduce the impact of changing interest rates on our earnings and liquidity.

INVESTMENT GUIDELINES

Our board of directors has adopted a broad set of investment guidelines to be used by our Manager to evaluate specific investments. Our general investment guidelines prohibit any investment that would cause us to fail to qualify as a REIT, and any investment that would cause us to be regulated as an investment company. These investment guidelines may be changed by our board of directors without the approval of our stockholders. If our board changes any of our investment guidelines, we will disclose such changes in our next required periodic report. For information regarding our policy with respect to approving transactions with affiliates, see “Certain Relationships and Transactions with Related Persons, Affiliates and Affiliated Entities.”

POLICIES WITH RESPECT TO CERTAIN OTHER ACTIVITIES

Subject to the approval of our board of directors, we have the authority to offer our common stock or other equity or debt securities in exchange for property and to repurchase or otherwise reacquire our shares or any other securities and may engage in such activities in the future.

We also may make loans to, or provide guarantees of certain obligations of, our subsidiaries.

Subject to the percentage ownership and gross income and asset tests necessary for REIT qualification, we may invest in securities of other REITs, other entities engaged in real estate activities or securities of other issuers, including for the purpose of exercising control over such entities.

We may engage in the purchase and sale of investments.

Our officers and directors may change any of these policies and our investment guidelines without a vote of our stockholders.

In the event that we determine to raise additional equity capital, our board of directors has the authority, without stockholder approval (subject to certain NYSE requirements), to issue additional common stock or preferred stock in any manner and on such terms and for such consideration it deems appropriate, including in exchange for property.

Decisions regarding the form and other characteristics of the financing for our investments are made by our Manager subject to the general investment guidelines adopted by our board of directors.

CONFLICTS OF INTEREST

Although we have established certain policies and procedures designed to mitigate conflicts of interest, there can be no assurance that these policies and procedures will be effective in doing so. It is possible that actual, potential or perceived conflicts of interest could give rise to investor dissatisfaction, litigation or regulatory enforcement actions.

One or more of our officers and directors have responsibilities and commitments to entities other than us, including, but not limited to, Newcastle. For example, we have some of the same directors and officers as Newcastle. In addition, we do not have a policy that expressly prohibits our directors, officers, securityholders or affiliates from engaging for their own account in business activities of the types conducted by us. Moreover, our certificate of incorporation provides that if Newcastle or Fortress or any of their officers, directors or employees acquire knowledge of a potential transaction that could be a corporate opportunity, they have no duty, to the fullest extent permitted by law, to offer such corporate opportunity to us, our stockholders or our affiliates. In the event that any of our directors and officers who is also a director, officer or employee of Newcastle or Fortress acquires knowledge of a corporate opportunity or is offered a corporate opportunity, provided that this knowledge was not acquired solely in such person’s capacity as a director or officer of New Residential and such person acts in good faith, then to the fullest extent permitted by law such person is deemed to have fully satisfied such person’s fiduciary duties owed to us and is not liable to us if Newcastle or Fortress, or their affiliates, pursues or acquires the corporate opportunity or if such person did not present the corporate opportunity to us. However, subject to the terms of our certificate of incorporation, our code of business conduct and ethics prohibits the directors, officers and employees of our Manager from engaging in any transaction that involves an actual conflict of interest with us. See “Risk Factors—Risks Relating to Our Manager—There are conflicts of interest in our relationship with our Manager.”

Our key agreements, including our Management Agreement, were negotiated among related parties, and their respective terms, including fees and other amounts payable, may not be as favorable to us as terms negotiated on an arm’s-length basis with unaffiliated parties. Our independent directors may not vigorously enforce the provisions of our Management Agreement against our Manager. For example, our independent directors may refrain from terminating our Manager because doing so could result in the loss of key personnel.

The structure of the Manager’s compensation arrangement may have unintended consequences for us. We have agreed to pay our Manager a management fee that is not tied to our performance and incentive compensation that is based entirely on our performance. The management fee may not sufficiently incentivize our Manager to generate attractive risk-adjusted returns for us, while the performance-based incentive compensation component may cause our Manager to place undue emphasis on the maximization of earnings, including through the use of leverage, at the expense of other objectives, such as preservation of capital, to achieve higher incentive distributions. Investments with higher yield potential are generally riskier or more speculative than investments with lower yield potential. This could result in increased risk to the value of our portfolio of assets and your investment in us.

We may compete with entities affiliated with our Manager or Fortress, including Newcastle, for certain target assets. From time to time, affiliates of Fortress may focus on investments in assets with a similar profile as our target assets that we may seek to acquire. These affiliates may have meaningful purchasing capacity, which may change over time depending upon a variety of factors, including, but not limited to, available equity capital and debt financing, market conditions and cash on hand. Currently, Fortress has two funds primarily focused on investing in Excess MSRs with approximately $1.7 billion in capital commitments in aggregate. We intend to co-invest with these funds in Excess MSRs. Fortress funds generally have a fee structure similar to ours, but the fees actually paid will vary depending on the size, terms and performance of each fund. Fortress had approximately $54.6 billion of assets under management as of June 30, 2013.

Our Manager may determine, in its discretion, to make a particular investment through an investment vehicle other than us. Investment allocation decisions will reflect a variety of factors, such as a particular vehicle’s availability of capital (including financing), investment objectives and concentration limits, legal, regulatory, tax and other similar considerations, the source of the investment opportunity and other factors that the Manager, in its discretion, deems appropriate. Our Manager does not have an obligation to offer us the opportunity to participate in any particular investment, even if it meets our investment objectives.

OPERATIONAL AND REGULATORY STRUCTURE

REIT Qualification

We will elect to be taxed and intend to qualify as a REIT for U.S. federal income tax purposes commencing with our initial taxable year ending December 31, 2013. Our qualification as a REIT will depend upon our ability to meet, on a continuing basis, various complex requirements under the Code, relating to, among other things, the sources of our gross income, the composition and values of our assets, our distribution levels to our stockholders and the concentration of ownership of our capital stock. We believe that, commencing with our initial taxable year ending December 31, 2013, we will be organized in conformity with the requirements for qualification and taxation as a REIT under the Code, and that our intended manner of operation will enable us to meet the requirements for qualification and taxation as a REIT. In connection with this offering, we will receive an opinion of Skadden, Arps, Slate, Meagher & Flom LLP to the effect that we have been organized in conformity with the requirements for qualification and taxation as a REIT under the Code, and that our proposed method of operation will enable us to meet the requirements for qualification and taxation as a REIT.

1940 Act Exemption

We conduct our operations in reliance on an exemption from registration as an investment company under the 1940 Act pursuant to Section 3(c)(5)(C) of the 1940 Act, which is available for entities “primarily engaged in the business of purchasing or otherwise acquiring mortgages and other liens on and interests in real estate.” This exemption generally requires that at least 55% of our assets must be composed of qualifying real estate assets and at least 80% of each of our assets must be composed of qualifying real estate assets and real estate related assets under the 1940 Act. We monitor our holdings to ensure continuing and ongoing compliance with this test. In satisfying the 55% requirement, based on guidance from the SEC and its staff, we treat Agency ARM RMBS issued with respect to an underlying pool of mortgage loans in which we hold all of the certificates issued by the pool as qualifying real estate assets. The SEC and its staff have not issued guidance with respect to whole pool Non-Agency RMBS for purposes of the Section 3(c)(5)(C) exemption. Accordingly, based on our own judgment and analysis of the guidance with respect to Agency whole pool certificates, we treat Non-Agency RMBS issued with respect to an underlying pool of mortgage loans in which we hold all of the certificates issued by the pool as qualifying real estate assets. We also treat whole mortgage loans that we acquire directly as qualifying real estate assets provided that 100% of the loan is secured by real estate when we acquire the loan and we have the unilateral right to foreclose on the mortgage. We treat Excess MSRs, and we will treat any servicing advances we may acquire, as real estate related assets for purposes of satisfying the 80% test. In addition, we treat investments in Agency partial pool RMBS and Non-Agency partial pool RMBS as real estate related assets. Maintenance of our exemption under the 1940 Act generally limits the amount of our investments in non-real estate assets, including consumer loans, to no more than 20% of our total assets.

We rely on guidance published by the SEC or its staff or on our analyses of such guidance to determine which assets qualify for the exemption. In August 2011, the SEC issued a concept release pursuant to which they solicited public comments on a wide range of issues relating to companies engaged in the business of acquiring mortgages and mortgage-related instruments and that rely on Section 3(c)(5)(C) of the 1940 Act. The concept release and the public comments thereto have not yet resulted in SEC rulemaking or interpretative guidance and we cannot predict what form any such rulemaking or interpretive guidance may take. There can be no assurance, however, that the laws and regulations governing the 1940 Act status of REITs, or guidance from the SEC or its staff regarding the exemption from registration as an investment company on which we rely, will not change in a manner that adversely affects our operations.

Changes to such laws and regulations or new or different guidance from the SEC or its staff regarding the exemption from registration on which we rely, including with respect to which assets qualify for such exemption, could require us, among other things, either to (a) change the manner in which we conduct our operations in order to maintain our exemption from registration as an investment company, (b) limit our ability to make certain investments and/or effect sales of our assets in a manner that, or at a time when, we would not otherwise choose to do so, or (c) register as an investment company, any of which could have a material adverse effect on us and the market price of our securities. If we were required to register as an investment company under the 1940 Act, we would become subject to substantial regulation with respect to our capital structure (including our ability to use leverage), management, operations, transactions with affiliated persons (as defined in the 1940 Act), portfolio composition, including restrictions with respect to diversification and industry concentration, our ability to make distributions and other matters.

Maintenance of our exemption under the 1940 Act generally limits the amount of our investments in non-real estate related assets to no more than 20% of our total assets. See “Risk Factors—Risks Related to Our Business—Maintenance of our 1940 Act exemption imposes limits on our operations.”

Emerging Growth Company Status

We are an “emerging growth company” as defined in the JOBS Act. As such, we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We have not made a decision whether to take advantage of any or all of these exemptions. If we do take advantage of any of these exemptions, we do not know if some investors will find our common stock less attractive as a result. The result may be a less active trading market for our common stock, and our stock price may be more volatile.

In addition, Section 107 of the JOBS Act also provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 13(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected not to take advantage of the benefits of this extended transition period and are therefore subject to the same new or revised accounting standards as other public companies that are not emerging growth companies. This election is irrevocable.

We could remain an “emerging growth company” until the earliest of (a) the last day of the first fiscal year in which our annual gross revenues exceed $1 billion, (b) the last day of the fiscal year following the fifth anniversary of the date of this offering, (c) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, or (d) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three-year period.

COMPETITION

Our success depends, in large part, on our ability to acquire Excess MSRs and RMBS on terms consistent with our business and economic model. In acquiring these assets, we expect to compete with banks, independent mortgage loan servicers, private equity firms, hedge funds and other large financial services companies. Many of our anticipated competitors are significantly larger than we are, have access to greater capital and other resources and may have other advantages over us. In addition, some of our competitors may have higher risk tolerances or different risk assessments, which could lead them to offer higher prices for assets that we might be interested in acquiring and cause us to lose bids for those assets. In addition, other potential purchasers of Excess MSRs and RMBS may be more attractive to sellers of Excess MSRs and RMBS if the sellers believe that these potential purchasers could obtain any necessary third party approvals and consents more easily than us.

In the face of this competition, we expect to take advantage of the experience of members of our management team and their industry expertise which may provide us with a competitive advantage and help us assess potential risks and determine appropriate pricing for certain potential acquisitions of Excess MSRs and RMBS. In addition, we expect that these relationships will enable us to compete more effectively for attractive acquisition opportunities. However, we may not be able to achieve our business goals or expectations due to the competitive risks that we face.

EMPLOYEES

We are managed by our Manager pursuant to the Management Agreement between our Manager and us. All of our officers are employees of our Manager or an affiliate of our Manager. We do not have any employees.

LEGAL PROCEEDINGS

We are not currently subject to any legal proceedings.

OUR MANAGER AND MANAGEMENT AGREEMENT

GENERAL

We are externally managed by FIG LLC, a Delaware limited liability company, which we refer to as our Manager, pursuant to the terms of the Management Agreement. Our Manager also manages Newcastle and is an affiliate of Fortress. Our principal executive offices are located at 1345 Avenue of the Americas, New York, New York 10105, c/o New Residential Investment Corp. Our telephone number is 212-479-3150.

We do not have any employees. Our officers and the other individuals who execute our business strategy are employees of our Manager or its affiliates. These individuals are not required to exclusively dedicate their services to us and may provide services for other entities affiliated with our Manager, including, but not limited to, Newcastle. For example, we have some of the same officers as Newcastle.

EXECUTIVE OFFICERS

The following table lists each of our executive officers, each of whom is an employee of our Manager.

Name	Age	Position
Kenneth M. Riis	52	Chief Executive Officer and President
Robert Williams	53	Chief Financial Officer and Treasurer
Jonathan R. Brown	46	Chief Accounting Officer
Cameron D. MacDougall	36	Secretary

BIOGRAPHICAL INFORMATION

For biographical information for our executive officers, see “Management” included elsewhere in this prospectus.

MANAGEMENT AGREEMENT

We entered into a Management Agreement with our Manager on May 15, 2013, which was subsequently amended on August 1, 2013, which provides for the day-to-day management of our operations. Our Management Agreement requires our Manager to manage our business affairs in conformity with the policies and the investment guidelines that are approved and monitored by our board of directors. There is no limit on the amount our Manager may invest on our behalf without seeking the approval of our board of directors. For more information about our investment guidelines, see “Business—Investment Guidelines” included elsewhere in this prospectus.

Our Manager is responsible for, among other things, (i) the purchase and sale of our investments, (ii) the financing of our investments, and (iii) investment advisory services. Our Manager is responsible for our day-to-day operations and performs (or causes to be performed) such services and activities relating to our assets and operations as may be appropriate, which includes, without limitation, the following:

(i)	serving as our consultant with respect to the periodic review of the investment criteria and parameters for investments, borrowings and operations, any modifications to which shall be approved by a majority of our independent directors, and other policies for approval by our board of directors;

(ii)	investigating, analyzing, valuing and selecting possible investment opportunities;

(iii)	with respect to our prospective investments and dispositions of investments, conducting negotiations with real estate brokers, sellers and purchasers and their respective agents and representatives, investment bankers and owners of privately and publicly held real estate companies;

(iv)	engaging and supervising, on our behalf and at our expense, independent contractors which provide real estate brokerage, investment banking, leasing services, mortgage servicing, mortgage brokerage, securities brokerage and other financial services and such other services as may be required relating to the investments;

(v)	negotiating on our behalf for the sale, exchange or other disposition of any investments;

(vi)	coordinating and managing operations of any of our joint venture or co-investment interests and conducting all matters with respect to those joint ventures or co-investments;

(vii)	coordinating and supervising, on our behalf and at our expense, all property matters, leasing agents and developers for the administration, leasing, management and/or development of any of our investments;

(viii)	providing executive and administrative personnel, office space and office services required in rendering services to us;

(ix)	administering the day-to-day operations and performing and supervising the performance of such other administrative functions necessary to our management as may be agreed upon by our Manager and our board of directors, including, without limitation, the collection of revenues and the payment of our debts and obligations and maintenance of appropriate computer services to perform such administrative functions;

(x)	communicating on our behalf with the holders of any of our equity or debt securities as required to satisfy the reporting and other requirements of any governmental bodies or agencies or trading markets and to maintain effective relations with such holders;

(xi)	counseling us in connection with policy decisions to be made by our board of directors;

(xii)	evaluating and recommending to our board of directors modifications to our hedging strategies and engaging in hedging activities on our behalf, consistent with our status as a REIT and with our investment guidelines;

(xiii)	counseling us regarding the maintenance of our status as a REIT and monitoring compliance with the various REIT qualifications and other rules set out in the Code and Treasury Regulations thereunder;

(xiv)	counseling us regarding the maintenance of our exemption from the 1940 Act and monitoring compliance with the requirements for maintaining such an exemption;

(xv)	assisting us in developing criteria that are specifically tailored to our investment objectives and making available to us its knowledge and experience with respect to our target assets;

(xvi)	representing and making recommendations to us in connection with the purchase and finance, and commitment to purchase and finance, of our target assets, and in connection with the sale and commitment to sell such assets;

(xvii)	monitoring the operating performance of our investments and providing periodic reports with respect thereto to our board of directors, including comparative information with respect to such operating performance, valuation and budgeted or projected operating results;

(xviii)	investing and re-investing any of our moneys and securities (including investing in short-term investments pending investment, payment of fees; costs and expenses; or payments of dividends or distributions to our stockholders and partners) and advising us as to our capital structure and capital raising;

(xix)	causing us to retain qualified accountants and legal counsel, as applicable, to assist in developing appropriate accounting procedures, compliance procedures and testing systems with respect to financial reporting obligations and compliance with the provisions of the Code applicable to REITs and to conduct quarterly compliance reviews with respect thereto;

(xx)	causing us to qualify to do business in all applicable jurisdictions and to obtain and maintain all appropriate licenses;

(xxi)	assisting us in complying with all regulatory requirements applicable to us in respect of our business activities, including preparing or causing to be prepared all financial statements required under applicable regulations and contractual undertakings and all reports and documents required under the Exchange Act;

(xxii)	taking all necessary actions to enable us to make required tax filings and reports, including soliciting stockholders for required information to the extent provided by the provisions of the Code applicable to REITs;

(xxiii)	handling and resolving all claims, disputes or controversies (including all litigation, arbitration, settlement or other proceedings or negotiations) in which we may be involved or to which we may be subject arising out of our day-to-day operations, subject to such limitations or parameters as may be imposed from time to time by our board of directors;

(xxiv)	using commercially reasonable efforts to cause expenses incurred by us or on our behalf to be reasonable or customary and within any budgeted parameters or expense guidelines set by our board of directors from time to time;

(xxv)	performing such other services as may be required from time to time for management and other activities relating to our investments as our board of directors shall reasonably request or our Manager shall deem appropriate under the particular circumstances; and

(xxvi)	using commercially reasonable efforts to cause us to comply with all applicable laws.

Indemnification

Pursuant to our Management Agreement, our Manager does not assume any responsibility other than to render the services called for thereunder in good faith and is not responsible for any action of our board of directors in following or declining to follow its advice or recommendations. Our Manager, its members, managers, officers and employees is not liable to us or any of our subsidiaries, to our board of directors, or our or any subsidiary’s stockholders or partners for any acts or omissions by our Manager, its members, managers, officers or employees, except by reason of acts constituting bad faith, willful misconduct, gross negligence or reckless disregard of our Manager’s duties under our Management Agreement. To the full extent lawful, we are required to reimburse, indemnify and hold our Manager, its members, managers, officers and employees and each other person, if any, controlling our Manager, harmless of and from any and all expenses, losses, damages, liabilities, demands, charges and claims of any nature whatsoever (including attorneys’ fees) in respect of or arising from any acts or omissions of an indemnified party made in good faith in the performance of our Manager’s duties under our Management Agreement and not constituting such indemnified party’s bad faith, willful misconduct, gross negligence or reckless disregard of our Manager’s duties under our Management Agreement.

Our Manager, to the full extent lawful, reimburses indemnifies and holds us, our stockholders, directors, officers and employees and each other person, if any, controlling us, harmless of and from any and all expenses, losses, damages, liabilities, demands, charges and claims of any nature whatsoever (including attorneys’ fees) in respect of or arising from our Manager’s bad faith, willful misconduct, gross negligence or reckless disregard of its duties under our Management Agreement. Our Manager carries errors and omissions and other customary insurance.

Management Team

Pursuant to the terms of our Management Agreement, our Manager provides us with a management team, including a chief executive officer, chief financial officer and chief accounting officer, to provide the management services to be provided by our Manager to us. The members of our management team devote such of their time to the management of us as our board of directors reasonably deems necessary and appropriate, commensurate with our level of activity from time to time.

Assignment

Our Manager may generally only assign our Management Agreement with the written approval of a majority of our independent directors; provided, however, that our Manager may assign our Management Agreement to an entity whose day-to-day business and operations are managed and supervised by Messrs. Wesley R. Edens and Randal A. Nardone (collectively, the “Principals”), provided, further, that such transaction is determined at the time not to be an “assignment” for purposes of Section 205 of the Investment Advisers Act of 1940, as amended, and the rules and regulations promulgated under such act and the interpretations thereof issued by the SEC. We may not assign our Management Agreement without the prior written consent of our Manager, except in the case of an assignment to another REIT or other organization which is our successor, in which case such successor organization shall be bound under our Management Agreement and by the terms of such assignment in the same manner as we are bound under our Management Agreement.

Term; Termination

The initial term of our Management Agreement expires on May 15, 2014, and the Management Agreement will be renewed automatically each year for an additional one-year period unless (i) a majority consisting of at least two-thirds of our independent directors or a simple majority of the holders of outstanding shares of our common stock, agree that there has been unsatisfactory performance that is materially detrimental to us or (ii) a simple majority of our independent directors agree that the management fee payable to our Manager is unfair; provided, that we shall not have the right to terminate our Management Agreement under clause (ii) foregoing if the Manager agrees to continue to provide the services under the Management Agreement at a fee that our independent directors have determined to be fair.

If we elect not to renew our Management Agreement at the expiration of the original term or any such one-year extension term as set forth above, our Manager will be provided with 60 days’ prior notice of any such termination. In the event of such termination, we would be required to pay the termination fee described below.

We may also terminate our Management Agreement at any time for cause effective upon sixty (60) days prior written notice of termination from us to our Manager, in which case no termination fee would be due, for the following reasons:

•	the willful violation of the Management Agreement by the Manager in its corporate capacity (as distinguished from the acts of any employees of the Manager which are taken without the complicity of any of the Manager’s management) under the Management Agreement;

•	our Manager’s fraud, misappropriation of funds, or embezzlement against us; and

•	our Manager’s gross negligence of duties under our Management Agreement.

In addition, our Manager may terminate our Management Agreement effective upon sixty (60) days prior written notice of termination to us in the event that we default in the performance or observance of any material term, condition or covenant contained in our Management Agreement and such default continues for a period of thirty (30) days after written notice thereof specifying such default and requesting that the same be remedied in such 30 day period.

If our Management Agreement is terminated by our Manager upon our breach, we would be required to pay our Manager the termination fee described below.

Management Fee

We pay our Manager an annual management fee equal to 1.5% of our gross equity. Gross equity is generally the equity that was transferred to us by Newcastle on the distribution date, plus total net proceeds from stock offerings, plus certain capital contributions to subsidiaries, less capital distributions and repurchases of common stock.

Our Manager computes each installment of the management fee within 15 days after the end of the calendar month with respect to which such installment is payable.

Incentive Compensation

Our Manager is entitled to receive annual incentive compensation on a cumulative, but not compounding basis, in an amount equal to the product of (A) 25% of the dollar amount by which (1)(a) the funds from operations before the incentive compensation, excluding funds from operations from investments in equity method investees that are invested in consumer loans (the “Consumer Loan Companies”) and any unrealized gains or losses from mark-to-market valuation changes on Excess MSRs and on equity method investees invested in Excess MSRs, per share of common stock, plus (b) earnings (or losses) from the Consumer Loan Companies computed on a level-yield basis (such that the loans are treated as if they qualified as loans acquired with a discount for credit quality as set forth in ASC 310-30, as such codification was in effect on June 30, 2013) as if the Consumer Loan Companies had been acquired at their GAAP basis on the distribution date, earnings (or losses) from equity method investees invested in Excess MSRs as if such equity method investees had not made a fair value election, and gains (or losses) from debt restructuring and gains (or losses) from sales of property, in each case per share of common stock, exceed (2) an amount equal to (a) the weighted average of the book value per share of the equity that was transferred to us by Newcastle on the distribution date and the prices per share of our common stock in any offerings by us (adjusted for prior capital dividends or capital distributions) multiplied by (b) a simple interest rate of 10% per annum, multiplied by (B) the weighted average number of shares of common stock outstanding.

“Funds from operations” means net income (computed in accordance with GAAP), excluding gains (losses) from debt restructuring and gains (or losses) from sales of property, plus depreciation on real estate assets, and after adjustments for unconsolidated partnerships and joint ventures. Funds from operations will be computed on an unconsolidated basis. The computation of funds from operations may be adjusted at the direction of our independent directors based on changes in, or certain applications of, GAAP. Funds from operations are determined from the date of our separation from Newcastle and without regard to Newcastle’s prior performance. Funds from operations does not represent cash generated from operating activities in accordance with GAAP and should not be considered as an alternative to net income as an indication of our performance or to cash flows as a measure of liquidity or ability to make distributions.

Upon any termination of our Management Agreement by either party, we are entitled to purchase our Manager’s right to receive incentive compensation from our Manager for a cash purchase price equal to the amount that would be distributed to our Manager if all of our assets were sold for cash at their then current fair market value (taking into account, among other things, expected future performance of the underlying investments) or otherwise continue to pay the incentive compensation to the Manager. In addition, if we do not elect to so purchase the Manager’s right to receive incentive compensation, our manager will have the right to require us to purchase the same at the price described above. In either case, such fair market value shall be determined by independent appraisal to be conducted by a nationally recognized appraisal firm mutually agreed upon by us and our Manager.

Our board of directors may request that our Manager accept all or a portion of its incentive compensation in shares of our common stock, and our Manager may elect, in its discretion, to accept such payment in the form of shares, subject to limitations that may be imposed by the rules of the NYSE or otherwise.

Reimbursement of Expenses

Because our Manager’s employees perform certain legal, accounting, due diligence tasks and other services that outside professionals or outside consultants otherwise would perform, our Manager is paid or reimbursed for the cost of performing such tasks, provided that such costs and reimbursements are no greater than those which would be paid to outside professionals or consultants on an arm’s-length basis. Our Management Agreement provides that such costs shall not be reimbursed in excess of $500,000 per annum.

We also pay all operating expenses, except those specifically required to be borne by our Manager under our Management Agreement. Our Manager is responsible for all costs incident to the performance of its duties under the Management Agreement, including compensation of our Manager’s employees, rent for facilities and other “overhead” expenses; we do not reimburse our Manager for these expenses. The expenses required to be paid by us include, but are not limited to, issuance and transaction costs incident to the acquisition, disposition and financing of our investments, legal and auditing fees and expenses, the compensation and expenses of our independent directors, the costs associated with the establishment and maintenance of any credit facilities and other indebtedness of ours (including commitment fees, legal fees, closing costs, etc.), expenses associated with other securities offerings of ours, the costs of printing and mailing proxies and reports to our stockholders, costs incurred by employees of our manager for travel on our behalf, costs associated with any computer software or hardware that is used solely for us, costs to obtain liability insurance to indemnify our directors and officers and the compensation and expenses of our transfer agent.

Termination Fee

As described above, we are required to pay our Manager a Termination Fee if we terminate the Management Agreement on the basis of a board determination that our Manager’s performance is unsatisfactory and materially detrimental to us or that the management fees payable by us to our Manager are not fair, or if the Manager terminates the Management Agreement due to a material breach by us.

The termination fee is a fee equal to the sum of (1) the amount of the management fee during the 12 months immediately preceding the date of termination, and (2) the “Incentive Compensation Fair Value Amount.” The Incentive Compensation Fair Value Amount is an amount equal to the Incentive Compensation that would be paid to the Manager if our assets were sold for cash at their then current fair market value (as determined by an appraisal, taking into account, among other things, the expected future value of the underlying investments).

MANAGEMENT

DIRECTORS AND OFFICERS

Set forth below is certain biographical information and ages for our directors. Each director holds office until his or her successor is duly elected or appointed and qualified or until his or her earlier death, retirement, disqualification, resignation or removal. Our board of directors consists of five members, a majority of whom are “independent” as defined under the rules of the NYSE.

Our bylaws provide that our board of directors shall consist of not less than three and not more than nine directors as the board of directors may from time to time determine. Our board of directors currently consists of six directors. Our board of directors is divided into three classes that are, as nearly as possible, of equal size. Each class of directors is elected for a three-year term of office, but the terms are staggered so that the term of only one class of directors expires at each annual general meeting. The initial terms of the Class I, Class II and Class III directors will expire in 2014, 2015 and 2016, respectively. Messrs. Tyson and Saltzman each serves as a Class I director, Messrs. Riis and Finnerty each serves as a Class II director, and Messrs. Edens and Jacobs serve as Class III directors. All officers serve at the discretion of the board of directors.

We have six directors, four of whom have been determined to be “independent” as defined under the rules of the NYSE. Our board of directors has determined that Messrs. Finnerty, Jacobs, Saltzman and Tyson are independent directors. In making such determination, our board of directors took into consideration, (i) that Messrs. Finnerty and Tyson are independent directors and stockholders of Newcastle, (ii) that Mr. Finnerty received a loan in the amount of $500 thousand from each of Messrs. Edens and Nardone in 2009, (iii) that certain directors have invested in the securities of private investment funds or companies managed by or affiliated with our Manager and (iv) that Mr. Jacobs serves on the audit committee of three other public companies and that two of these companies are Fortress Investment Group LLC, which is an affiliate of our Manager, and Springleaf Finance Corporation, which is majority-owned by funds managed by our Manager.

Our certificate of incorporation does not provide for cumulative voting in the election of directors, which means that the holders of a majority of the outstanding shares of common stock can elect all of the directors standing for election, and the holders of the remaining shares will not be able to elect any directors.

Set forth below is information concerning our directors:

Name, Position, Age	Description
Wesley R. Edens Chairman of the board of directors Age: 51

Mr. Edens has been a member of our board of directors since April 2013.

Mr. Edens has been Chairman of Newcastle’s board of directors since its inception and served as its Chief Executive Officer from its inception until February 2007. Mr. Edens is a principal and a Co-Chairman of the board of directors of Fortress, an affiliate of our Manager. Mr. Edens has been a principal and a member of the Management Committee of Fortress since co-founding Fortress in May 1998. Mr. Edens is responsible for the private equity and publicly traded alternative investment businesses of Fortress. He is also Chairman of the board of directors of each of GateHouse Media, Inc., Nationstar Mortgage Holdings Inc., Seacastle Inc. and Mapeley Limited, Chairman and Chief Executive Officer of Newcastle Investment Holdings LLC (the predecessor of Newcastle) and a director of GAGFAH S.A., Brookdale Senior Living Inc. and Penn National Gaming Inc. Mr. Edens was the Chief Executive Officer of Global Signal Inc. from February 2004 to April 2006 and Chairman of the board of directors from October 2002 to January 2007. Mr. Edens serves or has served in various capacities in the following five current or former registered investment companies: Chairman, Chief Executive Officer and Trustee of Fortress Registered Investment Trust and Fortress Investment Trust II; Chairman and Chief Executive Officer of Fortress Brookdale Investment Fund LLC

Name, Position, Age	Description
and Fortress Pinnacle Investment Fund LLC and Chief Executive Officer of RIC Coinvestment Fund GP LLC. Prior to forming Fortress Investment Group LLC, Mr. Edens was a partner and a managing director of BlackRock Financial Management Inc., where he headed BlackRock Asset Investors, a private equity fund. In addition, Mr. Edens was formerly a partner and a managing director of Lehman Brothers. As a result of his past experiences, Mr. Edens has private equity finance and management expertise. These factors and his other qualifications and skills, led our board of directors to conclude that Mr. Edens should serve as a director.

Kevin J. Finnerty Age: 58

Mr. Finnerty has been a member of our board of directors since April 2013.

Mr. Finnerty has been a member of Newcastle’s board of directors and its Audit Committee, Nominating and Corporate Governance Committee and Compensation Committee of its board of directors since August 2005. Mr. Finnerty has been a director of Newcastle Investment Holdings LLC (the predecessor of Newcastle) since its inception in 1998. Mr. Finnerty is the Founding Partner of Galton Capital Group, a residential mortgage credit fund manager. Mr. Finnerty is a former founder and the Managing Partner of F.I. Capital Management, an investment company focused on agency-mortgage related strategies. Previously, Mr. Finnerty was a Managing Director at J.P. Morgan Securities Inc., where he headed the Residential Mortgage Securities Department. Mr. Finnerty joined Chase Securities Inc. in December of 1999. Prior to joining Chase Securities Inc., Mr. Finnerty worked at Union Bank of Switzerland from November 1996 until February 1998, where he headed the Mortgage Backed Securities Department, and at Freddie Mac from January 1999 until June 1999, where he was a Senior Vice President. Between 1986 and 1996, Mr. Finnerty was with Bear Stearns & Co. Inc., where he was a Senior Managing Director and ultimately headed the MBS Department and served as a member of the board of directors from 1993 until 1996.

Mr. Finnerty was Co-Chair of the North American People Committee at JPMorganChase and Chairman of the Mortgage and Asset-Backed Division of the Bond Market Association for the year 2003. Mr. Finnerty’s knowledge, skill, expertise and experience as described above, led the board of directors to conclude that Mr. Finnerty should serve as a director.

Douglas L. Jacobs Age: 65

Mr. Jacobs has been a member of our board of directors since June 2013.

Mr. Jacobs is a director of Doral Financial Corporation, a financial services company, where he is Chairman of the Risk Policy Committee. Mr. Jacobs is a director of Clear Channel Outdoor Holding, Inc., and outdoor advertising company where he serves as Chairman of the Audit Committee and a member of the Compensation Committee. Mr. Jacobs is a director of Fortress where he serves as Chairman of the Audit Committee and a member of the Compensation Committee. Mr. Jacobs is also a director of Springleaf Finance Corporation, where he is Chairman of the Audit Committee. From November 2004 to mid-2008, Mr. Jacobs was also a director of ACA Capital Holdings, Inc., a financial guaranty company, where he was Chairman of the Audit Committee and a member of the Compensation Committee and Risk Management Committees. Mr. Jacobs was a director and Chairman of the Audit Committee for Global Signal Inc. from February 2004 until January 2007. Mr. Jacobs has also been a director of Hanover Capital Mortgage Holdings, Inc. from 2003 until 2007. From 1988 to 2003, Mr. Jacobs was at FleetBoston Financial Group, where

Name, Position, Age	Description
he became an Executive Vice President and Treasurer responsible for managing the company’s funding, securitization, capital, and asset and liability management activities in addition to its securities, derivatives, and mortgage loan portfolios. Prior to joining FleetBoston, Mr. Jacobs was active in a variety of positions at Citicorp over 17 years, culminating in his role as Division Executive of the Mortgage Finance Group. Mr. Jacobs holds a B.A. from Amherst College and an M.B.A. from the Wharton School of Business at the University of Pennsylvania. Mr. Jacobs’s finance and management expertise, experience serving on public company boards and committees led our board of directors to conclude that Mr. Jacobs should be elected to serve as a director.

Kenneth M. Riis Age: 52

Mr. Riis has been a member of our board of directors since April 2013.

Mr. Riis was appointed Chief Executive Officer of Newcastle on February 21, 2007. On that date, Mr. Riis was also unanimously elected as one of Newcastle’s directors. Mr. Riis has been Newcastle’s President since Newcastle’s inception and a managing director of our Manager, an affiliate of Fortress since December 2001. Mr. Riis is also the President of Newcastle Investment Holdings LLC (the predecessor of Newcastle). From November 1996 to December 2001, Mr. Riis was an independent consultant for our Manager as well as other financial companies. From 1989 to 1996, Mr. Riis was a Principal and Managing Director of the real estate finance group at Donaldson, Lufkin & Jenrette. Mr. Riis’s knowledge, skill, expertise and experience as described above, led the board of directors to conclude that Mr. Riis should serve as a director.

David Saltzman Age: 51	David Saltzman has been a member of our board of directors since April 2013. Mr. Saltzman is the Executive Director of The Robin Hood Foundation since 1989. Prior to joining Robin Hood, Mr. Saltzman served as the Special Assistant to the President of the Board of Education of the City of New York for three years. Before working at the Board of Education, he ran AIDS education programs for the New York City Department of Health. Mr. Saltzman began his career in public service working with homeless families for the Human Resources Administration of the City of New York, the city’s Department of Social Services. Mr. Saltzman earned a Masters of Public Policy and Administration from Columbia University and a Bachelor’s degree from Brown University. In 2001, Mr. Saltzman was named as one of Time Magazine’s 100 Innovators. Mr. Saltzman’s knowledge, skill, expertise and experience as described above led the board of directors to conclude that Mr. Saltzman should serve as a director.

Alan L. Tyson Age: 56	Mr. Tyson has been a member of our board of directors since April 2013. Mr. Tyson has been a member of Newcastle’s board of directors and a member of the Audit Committee, Nominating and Corporate Governance Committee, and Compensation Committee of Newcastle’s board of directors since November 2011. Mr. Tyson is a private investor. He retired as Managing Director of Credit Suisse in October 2011, where he worked for 18 years in the Sales and Trading area of the Fixed Income Department of the Investment Bank. Mr. Tyson began his career at L. F. Rothschild, Unterberg Towbin and subsequently worked at Smith Barney and Lehman Brothers before joining Donaldson, Lufkin and Jenrette in 1994, which was acquired by Credit Suisse in 2000. Mr. Tyson’s knowledge, skill, expertise and experience as described above led the board of directors to conclude that Mr. Tyson should serve as a director.

The following table shows the names and ages of our executive officers and the positions that they hold. A description of the business experience of each for at least the past five years follows the table.

Name	Age	Position
Kenneth M. Riis	52	Chief Executive Officer and President
Robert Williams	53	Chief Financial Officer and Treasurer
Jonathan R. Brown	46	Chief Accounting Officer
Cameron D. MacDougall	36	Secretary

Kenneth M. Riis is the Chief Executive Officer and President of New Residential. For information regarding Mr. Riis, see above.

Robert Williams is the Chief Financial Officer and Treasurer of New Residential. Mr. Williams became a managing director of our Manager, an affiliate of Fortress in February 2013. Mr. Williams has nearly 25 years of experience in banking, mortgage banking and corporate treasury. Prior to becoming managing director of our Manager, Mr. Williams was Vice President at Occidental Petroleum from April 2009 until December 2012. Mr. Williams previously served as Treasurer of Washington Mutual from February 2005 until October 2008 and as President of Washington Mutual Inc. from October 2008 until May 2012. Prior to joining Washington Mutual, Mr. Williams was a Senior Vice President with SunTrust and served in multiple capacities from January 1985 until January 2005. Mr. Williams holds a B.S. in science from Clemson University and a Master’s in Business Administration from Furman University. Additionally, he holds a Chartered Financial Analyst designation.

Jonathan R. Brown is the Chief Accounting Officer of New Residential. He joined Fortress in 1999 and is its Chief Accounting Officer and a managing director. Prior to joining Fortress, Mr. Brown was the controller of Wellsford Real Properties Inc., a real estate merchant banking firm, from 1997 to 1999 and of Wellsford Residential Property Trust, a real estate investment trust, from 1994 to 1997. From 1988 to 1994, he was with Kenneth Leventhal & Co., a public accounting firm which later merged with Ernst & Young LLP, leaving as a manager focused on real estate and related financial products. Mr. Brown received a BS in Accounting from New York University.

Cameron D. MacDougall is the Secretary of New Residential. Mr. MacDougall is a managing director at Fortress. He joined Fortress in February 2007. Prior to joining Fortress, Mr. MacDougall was an associate at Sullivan & Cromwell LLP from 2006 to 2007. Prior to that, Mr. MacDougall was an associate at Cravath, Swaine & Moore LLP from 2001 to 2006. At both firms, Mr. MacDougall’s practice focused on a broad array of capital markets and corporate governance matters. He is a member of the Board of Directors of Mapeley Limited, a UK commercial real estate company, and Shanghai Starcastle Senior Living Services Ltd, a Sino-foreign joint venture company formed in Shanghai, China to engage in senior living residential and eldercare services. Mr. MacDougall graduated Phi Beta Kappa, magna cum laude from Yale College with B.A. in history and received a J.D. from Harvard Law School.

COMMITTEES OF THE BOARD OF DIRECTORS

We have established the following committees of our board of directors.

Audit Committee

The audit committee:

•	reviews the audit plans and findings of our independent registered public accounting firm and our internal audit and risk review staff, as well as the results of regulatory examinations, and tracks management’s corrective action plans where necessary;

•	reviews our financial statements, including any significant financial items and/or changes in accounting policies, with our senior management and independent registered public accounting firm;

•	reviews our financial risk and control procedures, compliance programs and significant tax, legal and regulatory matters; and

•	has the sole discretion to appoint annually our independent registered public accounting firm, evaluate its independence and performance and set clear hiring policies for employees or former employees of the independent registered public accounting firm.

Mr. Jacobs is the chairman of our audit committee and is an independent director. The other members of our audit committee are Messrs. Finnerty and Tyson, each of whom is an independent director. Our audit committee operates under a written charter approved by our board of directors in April 2013, a copy of which is available on our website and is available in print to any stockholder who requests it.

Nominating and Corporate Governance Committee

The nominating and corporate governance committee:

•	recommends to the board of directors individuals qualified to serve as directors and on committees of the board of directors;

•	advises the board with respect to board composition, procedures and committees;

•	advises the board with respect to the corporate governance principles applicable to us; and

•	oversees the evaluation of the board of directors.

Mr. Finnerty is the chairman of our nominating and corporate governance committee and is an independent director. The other members of our nominating and corporate governance committee are Messrs. Tyson and Jacobs, each of whom is an independent director. Our nominating and corporate governance committee operates under a written charter approved by our board of directors in April 2013, a copy of which is available on our website and is available in print to any stockholder who requests it.

Compensation Committee

The compensation committee:

•	evaluates the performance of our Manager;

•	reviews the compensation and fees payable to our Manager under our Management Agreement;

•	prepares compensation committee reports;

•	oversees our equity-based remuneration plans and programs; and

•	determines from time to time the remuneration for our independent directors.

Mr. Tyson is the chairman of our compensation committee and is an independent director. The other members of our compensation committee are Messrs. Finnerty and Saltzman, each of whom is an independent director. Our compensation committee operates under a written charter approved by our board of directors in April 2013, a copy of which is available on our website and is available in print to any stockholder who requests it.

COMPENSATION OF DIRECTORS

Our independent directors are paid an annual fee of $125 thousand, payable semi-annually. In addition, an annual fee of $10 thousand is paid to the chair of the audit committee of the board of directors. Our independent directors fees may be paid by issuance of common stock, based on the value of such common stock at the date of issuance, rather than in cash, provided that any such issuance does not prevent such director from being determined to be independent and such shares are granted pursuant to a stockholder-approved plan or the issuance is otherwise exempt from NYSE listing requirements. Each of our independent directors also received an initial one time grant of options to purchase 2,000 shares of our common stock under our Nonqualified Stock Option and Incentive Award Plan at the first meeting of our board of directors attended by such director. In addition, beginning on the first business day after our first annual stockholders’ meeting following December 31, 2013, and on the first business day after each such annual meeting thereafter during the term of the Plan, each of our independent directors will receive automatic annual awards of shares of our common stock in an amount to be determined by the compensation committee from time to time, based on the fair market value of shares of our common stock on the date of grant. For additional information on director equity compensation, see “—Nonqualified Stock Option and Incentive Award Plan.” We do not separately compensate our affiliated directors. All members of the board of directors are reimbursed for reasonable costs and expenses incurred in attending meetings of our board of directors.

EXECUTIVE OFFICER COMPENSATION

Each of our officers is an employee of our Manager or an affiliate of our Manager. Because our Management Agreement provides that our Manager is responsible for managing our affairs, our officers do not receive cash compensation from us for serving as our officers. Our officers, in their capacities as officers or personnel of our Manager or its affiliates, will devote such portion of their time to our affairs as is necessary to enable us to operate our business.

CODE OF BUSINESS CONDUCT AND ETHICS

Our board of directors has established a code of business conduct and ethics that applies to our directors and to our Manager’s officers, directors and personnel when such individuals are acting for or on our behalf. Among other matters, our code of business conduct and ethics is designed to deter wrongdoing and to promote:

•	honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

•	full, fair, accurate, timely and understandable disclosure in our SEC reports and other public communications;

•	compliance with applicable governmental laws, rules and regulations;

•	prompt internal reporting of violations of the code to appropriate persons identified in the code; and

•	accountability for adherence to the code.

Any waiver of the code of business conduct and ethics for our officers or directors may be made only by our board of directors as a whole or by the audit committee and will be promptly disclosed as required by law or stock exchange regulations.

NONQUALIFIED STOCK OPTION AND INCENTIVE AWARD PLAN

We have adopted a Nonqualified Stock Option and Incentive Award Plan which became effective on May 15, 2013 (the “Plan”). The Plan is intended to facilitate the use of long-term equity-based awards and incentives for the benefit of the service providers to us and our Manager.

A summary of the Plan is set forth below. This summary does not purport to be complete and is subject to and qualified in its entirety by the full text of the Plan, which is incorporated by reference into the exhibits to the registration statement on Form S-11 of which this prospectus forms a part.

Summary of the Plan Terms

The Plan is administered by our board of directors, which has appointed our compensation committee (the “Committee”) to administer the Plan. As the administrator of the Plan, the Committee has the authority to grant awards under the Plan and to adopt, alter and repeal such administrative rules, guidelines and practices governing the Plan as it deems advisable for the administration of the Plan. The Committee also has the authority to interpret the terms and provisions of the Plan, any award issued under the plan and any award agreements relating thereto, and to otherwise supervise the administration of the Plan. In particular, the Committee has the authority to determine the terms and conditions of awards under the Plan, including, without limitation, the exercise price, the number of shares of our common stock subject to awards, the term of the awards and the vesting schedule applicable to awards, and to waive or amend the terms and conditions of outstanding awards. All decisions made by the Committee pursuant to the provisions of the Plan are final, conclusive and binding on all persons.

The terms of the Plan provide for the grant of stock options that are not intended to qualify as “incentive stock options” under Section 422 of the Code, stock appreciation rights (“SARs”), restricted stock, performance awards, tandem awards and other stock-based and non-stock based awards, in each case to our Manager, to the employees, officers, directors, consultants, service providers or advisors of our Manager who perform services for us, to our employees, officers, directors, consultants, service providers or advisors, and to such other persons who the Committee selects to be participants in the Plan. Such awards may be granted singularly, in tandem, or in combination with each of the other awards.

We reserved 30,000,000 shares of our common stock for issuance under the Plan. On the first day of each fiscal year beginning during the ten-year term of the Plan and in and after calendar year 2014, that number will be increased by a number of shares of our common stock equal to 10% of the number of shares of our common stock newly issued by us during the immediately preceding fiscal year (and, in the case of fiscal year 2013, after the effective date of the Plan). The shares of our common stock which may be issued pursuant to an award under the Plan may be treasury stock, authorized but unissued stock or stock acquired on the open market to satisfy the requirements of the Plan. Awards may consist of any combination of such stock, or, at our election cash. The aggregate number of shares of our common stock that may be granted during any calendar year to any participant who is a “covered employee” for purposes of Section 162(m) of the Code during such calendar year may not be greater than 30,000,000. If any shares of our common stock subject to an award are forfeited, cancelled, exchanged or surrendered or if an award otherwise terminates or expires without a distribution of shares to the participant, such shares will again be available for grants under the Plan. The grant of a tandem award will not reduce the number of shares of our common stock reserved and available for issuance under the Plan.

Upon the occurrence of any event which affects the shares of our common stock in such a way that an adjustment of outstanding awards is appropriate to prevent the dilution or enlargement of rights under the awards, the Committee will make appropriate equitable adjustments. The Committee may also provide for other substitutions or adjustments in its sole discretion, including, without limitation, the cancellation of any outstanding award and payment in cash or other property in exchange thereof, equal to the excess, if any, of the fair market value of the shares or other property subject to the award over the exercise price, if any.

We anticipate that we will grant our Manager options in connection with our equity offerings as compensation for our Manager’s role in raising capital for us. In the event that we offer shares of our common stock to the public, we intend to simultaneously grant to our Manager or an affiliate of our Manager a number of options equal to up to 10% of the aggregate number of shares being issued in such offering at an exercise price per share equal to the offering price per share, as determined by the Committee. The main purpose of these options is to provide transaction-specific compensation to the Manager, in a form that aligns our Manager’s interests with those of our stockholders, for the valuable services it provides in raising capital for us to invest through equity offerings. In addition, the plan enables the Manager to incentivize its employees who render services to us by making tandem equity awards to them and thus also aligning their interests with those of our stockholders. We are granting our Manager and its affiliates shares in connection with this offering. In each case, the Plan provides that such options will be fully vested as of the date of grant and exercisable as to 1/30 of the shares subject to the option on the first day of each of the 30 calendar months following the date of the grant. The exercise price of such options may be paid in cash or its equivalent, as determined by the Committee. Payment in whole or in part may also be made by the following cashless exercise procedures: (i) by withholding from shares of our common stock otherwise issuable upon exercise of such option, (ii) in the form of our unrestricted common stock already owned by our Manager which has a fair market value on the date of surrender equal to the aggregate option price of our common stock as to which such option shall be exercised or (iii) by means of any other cashless exercise procedure approved by the Committee.

In addition, the Committee has the authority to grant such other awards to our Manager as it deems advisable, provided that no such award may be granted to our Manager in connection with any issuance by us of equity securities in excess of 10% of the maximum number of equity securities then being issued. Our board of directors may also determine to issue options to the Manager that are not subject to the Plan, provided that the number of shares underlying any options granted to the Manager in connection with capital raising efforts would not exceed 10% of the shares sold in such offering and would be subject to NYSE rules.

Each of the Committee and our Manager also has the authority under the terms of the Plan to direct awards of tandem options (“Tandem Awards”) to employees of our Manager who act as officers or perform other services for us that correspond on a one-to-one basis with the options granted to our Manager, such that exercise by such employee of the Tandem Awards would result in the corresponding options held by our Manager being cancelled. As a condition to the grant of Tandem Awards, our Manager is required to agree that so long as such Tandem Awards remain outstanding, our Manager will not exercise any options under any designated Manager options that relate to the options outstanding under such Tandem Awards. If any Tandem Awards are forfeited, expire or are cancelled without being exercised, the related options under the designated Manager options will again become exercisable in accordance with their terms. The terms and conditions of any Tandem Awards (e.g., the per-share exercise price, the schedule of vesting, exercisability and delivery, etc.) will be determined by the Committee or the Manager, as the case may be, in its sole discretion and must be included in an award agreement, provided, that the term of such Tandem Awards may not be greater than the term of the designated Manager options to which they relate. As determined by our Manager, in its sole discretion, payment of the exercise price of such Tandem Awards in whole or in part may be made by the following cashless exercise procedures: (i) by withholding from shares of our common stock otherwise issuable upon exercise of such Tandem Award, (ii) in the form of our unrestricted common stock already owned by the holder of such Tandem Award which has a fair market value on the date of surrender equal to the aggregate option price of our common stock as to which such Tandem Award shall be exercised or (iii) by means of any other cashless exercise procedure approved by the Committee.

All options granted to our Manager will become fully vested and exercisable upon a “change of control” (as defined in the Plan) or a termination of the Manager’s services to us for any reason, and any Tandem Awards will be governed by the terms and condition set forth in the applicable award agreements, as determined by the Committee or the Manager, as the case may be.

As a general matter, the Plan provides that the Committee has the power to determine at what time or times each option may be exercised and, subject to the provisions of the Plan, the period of time, if any, after death, disability or other termination of employment during which options may be exercised. Options may become vested and exercisable in installments, and the exercisability of options may be accelerated by the Committee. To the extent permitted by applicable law, we may make loans available to the optionee in connection with the exercise of stock options. Such loans must be evidenced by the delivery of a promissory note and will bear interest and be subject to such other terms and conditions (including, without limitation, the execution by the optionee of a pledge agreement) as the Committee may determine. In any event, such loan amount may not exceed the sum of (x) the exercise price less the par value of the shares of our common stock subject to such option then being exercised plus (y) any federal, state or local income taxes attributable to such exercise.

The Committee may also grant SARs in tandem with all or part of, or completely independent of, a grant of options or any other award under the Plan. A SAR issued in tandem with an option may be granted at the time of grant of the related option or at any time during the term of such option. The amount payable in cash and/or shares of our common stock with respect to each SAR will be equal in value to a percentage (including up to 100%) of the amount by which the fair market value per share of our common stock on the exercise date exceeds the fair market value per share of our common stock on the date of grant of the SAR. The applicable percentage will be established by the Committee. The award agreement under which the SAR is granted may state whether the amount payable is to be paid wholly in cash, wholly in shares of our common stock or in any combination of the foregoing, and if the award agreement does not state the manner of payment, the Committee will determine such manner of payment at the time of payment. The amount payable in shares of our common stock, if any, is determined with reference to the fair market value per share of our common stock on the date of exercise.

SARs issued in tandem with options shall be exercisable only to the extent that the options to which they relate are exercisable. Upon exercise of the tandem SAR, and to the extent of such exercise, the participant’s underlying option shall automatically terminate. Similarly, upon the exercise of the tandem option, and to the extent of such exercise, the participant’s related SAR will automatically terminate.

The Committee may also grant restricted stock, performance awards, and other stock and non-stock-based awards under the Plan. These awards will be subject to such conditions and restrictions as the Committee may determine, which may include, without limitation, the achievement of certain performance goals or continued employment with us through a specific period.

The Plan provides for automatic annual awards of shares of our common stock to our non-officer or non-employee directors, in any case in an amount to be determined by the Committee from time to time, based on the fair market value of shares of our common stock on the date of grant. Such automatic annual awards, which will be fully vested on the date of grant, will begin on the first business day after our first annual stockholders’ meeting following December 31, 2013, and will continue to be made on the first business day after each such annual meeting thereafter during the term of the Plan. In addition, each new non-officer or non-employee member of our board of directors will be granted an initial one-time grant of an option to purchase shares of our common stock upon the date of the first meeting of our board of directors attended by such director. Such initial option grant, which will be fully vested on the date of grant, will have an exercise price equal to the fair market value of the underlying shares of our common stock on the date of grant.

Equitable Adjustment of Options

In connection with our separation from Newcastle, each Newcastle option held by our Manager or by the directors, officers, employees, service providers, consultants and advisors of our Manager at the date of the distribution of our common stock to Newcastle’s stockholders was converted into an adjusted Newcastle option as well as a new New Residential option. On May 15, 2013, we issued a total of 21,457,275 options. The exercise price of each adjusted Newcastle option and New Residential option was set to collectively maintain the intrinsic value of the Newcastle option immediately prior to the distribution and to maintain the ratio of the exercise price of the adjusted Newcastle option and the New Residential option, respectively, to the fair market value of the underlying shares at the time the distribution was made. The terms and conditions applicable to each such New Residential option was substantially similar to the terms and condition otherwise applicable to the Newcastle option as of the date of distribution. The grant of such New Residential options did not reduce the number of shares of our common stock otherwise available for issuance under the Plan.

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information, prior to and, assuming             shares are sold in this offering, after this offering, regarding the beneficial ownership of our common stock by:

(i) each person who is a beneficial owner of more than 5% of our outstanding common stock, (ii) each of our directors and named executive officers, and (iii) all directors, director nominees and executive officers as a group.

In accordance with SEC rules, each listed person’s beneficial ownership includes:

•	all shares of our common stock the holder actually owns beneficially and of record;
•	all shares of our common stock over which the holder has or shares voting or dispositive control (such as in the capacity as a general partner of an investment fund); and
•	all shares of our common stock the holder has the right to acquire within 60 days.

Unless otherwise indicated, all shares of our common stock are owned directly, and the indicated person has sole voting and investment power. Percentage ownership calculations immediately prior to this offering are based on shares outstanding as of August 15, 2013.

	Immediately Prior to this Offering			Immediately After this Offering
Name and Address of Beneficial Owner(1)	Amount and Nature of Beneficial Ownership	Percent of Class(2)		Amount and Nature of Beneficial Ownership	Percent of Class
Wesley R. Edens(3)(5)	12,405,525	4.7%
Kevin J. Finnerty(4)	312,985	*	%
Douglas L. Jacobs(4)	2,000	*	%
David Saltzman	2,000	*	%
Alan L. Tyson(4)	48,605	*	%
Kenneth M. Riis(4)	1,755,390	*	%
Robert Williams	—	*	%
Jonathan R. Brown(4)	20,355	*	%
Cameron D. MacDougall(4)	55,133	*	%

All directors, nominees and executive officers as a group (9 persons)	14,601,993	5.5%

*	Denotes less than 1%.
(1)	The address of all of the officers and directors listed above are in the care of Fortress Investment Group LLC, 1345 Avenue of the Americas, 46th Floor, New York, New York 10105.
(2)	Percentages shown assume the exercise by such persons of all options to acquire shares of our Common Stock that are exercisable within 60 days of August 15, 2013, and no exercise by any other person.
(3)	Includes 1,983,215 shares held by Mr. Edens, 1,037,091 shares held by FOE I, which is an affiliate of our Manager that holds the options granted to our Manager, and 9,385,219 shares issuable upon the exercise of options held by FOE I. Mr. Edens disclaims beneficial ownership of the shares held by FOE I and of the shares issuable upon the exercise of options held by FOE I except, in each case, to the extent of his pecuniary interest therein. Does not include 100,000 shares held by a charitable trust of which Mr. Edens’s spouse is sole trustee, and Mr. Edens disclaims beneficial ownership of the shares held by this charitable trust; does not include 100,000 shares held by a charitable trust of which Mr. Edens is sole trustee, and Mr. Edens disclaims beneficial ownership of the shares.

(4)	Includes with respect to each of these individuals the following number of shares issuable upon the exercise of options that are currently exercisable or exercisable within 60 days of August 15, 2013: Finnerty – 4,000; Jacobs – 2,000; Saltzman – 2,000; Tyson – 4,000; Riis – 1,480,390; Brown – 20,355 and MacDougall – 55,133.
(5)	Mr. Edens, as a beneficial owner of FOE I, may be considered to have, together with the other beneficial owners of FOE I, shared voting and investment power with respect to the shares held by FOE I and the shares issuable upon the exercise of options held by FOE I.

CERTAIN RELATIONSHIPS AND TRANSACTIONS WITH RELATED PERSONS,

AFFILIATES AND AFFILIATED ENTITIES

Our board of directors has adopted a policy regarding the approval of any “related person transaction,” which is any transaction or series of transactions in which we or any of our subsidiaries is or are to be a participant, the amount involved exceeds $120,000, and a “related person” (as defined under SEC rules) has a direct or indirect material interest. Under the policy, a related person is required to promptly disclose to the legal department of our Manager any proposed related person transaction and all material facts about the proposed transaction. The legal department would then assess and promptly communicate that information to our independent directors. Based on their consideration of all of the relevant facts and circumstances, our independent directors will decide whether or not to approve such transaction and will generally approve only those transactions that are in, or are not inconsistent with, our best interests, as determined by at least a majority of the independent directors acting with ordinary care and in good faith. If we become aware of an existing related person transaction that has not been pre-approved under this policy, the transaction will be referred to our independent directors, who will evaluate all options available, including ratification, revision or termination of such transaction. Our policy requires any director who may be interested in a related person transaction to recuse himself or herself from any consideration of such related person transaction.

Management Agreement

We entered into a Management Agreement with FIG LLC, an affiliate of Fortress Investment Group LLC, which was subsequently amended and restated on August 1, 2013, pursuant to which our Manager provides for the day-to-day management of our operations. The Management Agreement requires our Manager to manage our business affairs in conformity with the policies and the investment guidelines that are approved and monitored by our board of directors. See “Our Manager and Management Agreement” included elsewhere in this prospectus.

FOE I is the sole member of FIG LLC, our Manager. The beneficial owners of FOE I include Messrs. Wesley R. Edens, Peter L. Briger, Jr., Randal A. Nardone and Michael E. Novogratz.

Investments in Excess MSRs

As described elsewhere in this prospectus, since the end of 2011, we have entered into the following transactions with Nationstar, which is majority-owned by Fortress funds managed by our Manager. As described elsewhere in this prospectus, in each of our Excess MSR investments, Nationstar is the servicer of the loans and it shares with us, and in the cases of Pools 6 – 11 both us and a Fortress-managed fund, Excess MSRs resulting from any refinancing of loans in the original portfolios, subject to certain limitations. The agreements relating to these transactions have previously been filed and are incorporated by reference into the exhibits to the registration statement on Form S-11 of which this prospectus forms a part. The descriptions of each of these agreements are qualified in their entirety by reference to the full text of the applicable agreements.

Pool 1: In the fourth quarter of 2011, we acquired from Nationstar a 65% interest in the Excess MSRs on a portfolio of Agency residential mortgage loans for approximately $43.7 million, and Nationstar co-invested pari passu with us in 35% of the Excess MSRs.

Pool 2. In the second quarter of 2012, we acquired from Nationstar a 65% interest in the Excess MSRs on a portfolio of residential mortgage loans for approximately $42 million, and Nationstar co-invested pari passu with us in 35% of the Excess MSRs. As of March 31, 2013, we had a remaining purchase price payable of less than $0.1 million which is expected to be funded in the third quarter of 2013, pursuant to the payment terms of the agreement.

Pools 3, 4 and 5. In the second quarter of 2012, we acquired from Nationstar a 65% interest in the Excess MSRs on a portfolio of residential mortgage loans for approximately $176.5 million, and Nationstar co-invested pari passu with us in 35% of the Excess MSRs.

Pool 6. In the second quarter of 2013, we acquired, through a joint venture, an interest in Excess MSRs from Nationstar on a portfolio of mortgage loans with a UPB of approximately $12 billion as of March 31, 2013. We invested approximately $27.0 million to acquire a one-third interest in the Excess MSRs. Nationstar retained a one-third interest in the Excess MSRs, and a Fortress managed fund has acquired the remaining one-third interest.

Pools 7, 8, 9, 10. In the first quarter of 2013, we agreed to acquire, through a joint venture, an interest in Excess MSRs from Nationstar on a portfolio of residential mortgage loans with a UPB of approximately $215 billion as of November 30, 2012. We committed to invest approximately $340 million (based on the November 30, 2012 UPB) to acquire an approximately one-third interest in the Excess MSRs. Nationstar retained a one-third interest in the Excess MSRs, and a Fortress managed fund agreed to acquire the remaining one-third interest. To date, we have closed only a portion of this investment, as described elsewhere in this prospectus.

Pool 11. In the second quarter of 2013, we acquired, through a joint venture, an interest in Excess MSRs from Nationstar on a portfolio of mortgage loans with a UPB of approximately $23 billion as of March 31, 2013. We invested approximately $40.2 million to acquire a one-third interest in the Excess MSRs. Nationstar retained a one-third interest in the Excess MSRs, and a Fortress managed fund has acquired the remaining one-third interest.

ResCap. On May 14, 2012, we entered into definitive agreements to co-invest in Excess MSRs related to mortgage servicing rights that Nationstar proposed to acquire from Residential Capital, LLC and related entities (“ResCap”) in an auction conducted as part of ResCap’s bankruptcy proceedings. Through September 30, 2012, Newcastle funded a deposit of $25.2 million which was returned on November 26, 2012. The auction commenced on October 23, 2012, and Nationstar did not submit the highest bid on October 24, 2012. Therefore, we will not complete this co-investment and are entitled to our portion of the breakup fee of approximately $8.4 million.

Other Transactions

As of June 30, 2013, we held on our balance sheet a total face amount of $719.5 million of Non-Agency RMBS serviced by Nationstar. The total UPB of the loans underlying these Nationstar serviced Non-Agency RMBS was approximately $8.1 billion as of June 30, 2013.

On March 5, 2013, we agreed to co-invest in a portfolio of consumer loans with a UPB of approximately $4.2 billion as of December 31, 2012. The portfolio includes over 400,000 personal unsecured loans and personal homeowner loans originated through subsidiaries of HSBC Finance Corporation. On April 1, 2013, we completed this co-investment through the Consumer Loan Companies. The Consumer Loan Companies acquired the portfolio from HSBC Finance Corporation and its affiliates. We invested approximately $250 million for 30% membership interests in each of the Consumer Loan Companies. Of the remaining 70% of the membership interests, Springleaf, which is majority-owned by Fortress funds managed by our Manager, acquired 47%, and an affiliate of Blackstone Tactical Opportunities Advisors L.L.C. acquired 23%. Springleaf will act as the managing member of the Consumer Loan Companies. The Consumer Loan Companies financed $2.2 billion of the approximately $3.0 billion purchase price with asset-backed notes. The Consumer Loan Companies were formed on March 19, 2013, for the purpose of making this investment and commenced operations upon the completion of the investment. After a servicing transition period, Springleaf will be the servicer of the loans and will provide all servicing and advancing functions for the portfolio.

On June 27, 2013, New Residential purchased Agency RMBS with an aggregate face amount of approximately $22.7 million from Newcastle for approximately $1.2 million, net of related financing. New Residential purchased the securities on the same terms as they were purchased by Newcastle.

Separation and Distribution Agreement with Newcastle

On April 26, 2013, we entered into a Separation and Distribution Agreement with Newcastle to effect the separation and provide a framework for our relationship with Newcastle after the separation. This agreement governs the relationship between us and Newcastle subsequent to the completion of the separation plan and provides for the allocation between us and Newcastle of Newcastle’s assets, liabilities and obligations (including tax-related assets and liabilities) attributable to periods prior to the respective separations of the businesses from Newcastle. The Separation and Distribution Agreement is incorporated by reference into the exhibits to the registration statement on Form S-11 of which this prospectus forms a part.

The Separation and Distribution Agreement sets forth our agreements with Newcastle regarding the principal transactions that were necessary to separate us from Newcastle. It also sets forth other agreements that govern certain aspects of our relationship with Newcastle after the completion of the separation plan. For purposes of the Separation and Distribution Agreement: (i) the “New Residential Group” means New Residential and its subsidiaries and (ii) the “Newcastle Group” means Newcastle and its subsidiaries other than New Residential and the New Residential subsidiaries.

Transfer of Assets and Assumption of Liabilities. The Separation and Distribution Agreement identifies the assets and liabilities to be retained by, transferred to, assumed by, or assigned to, as the case may be, each of us and Newcastle as part of the separation of Newcastle into two companies, and describes when and how these transfers, assumptions and assignments will occur, although, many of the transfers, assumptions and assignments occurred prior to the parties’ entering into the Separation and Distribution Agreement. In particular, the Separation and Distribution Agreement provided that, subject to the terms and conditions contained in the Separation and Distribution Agreement immediately prior to the time of effectiveness of the Separation and Distribution Agreement, Newcastle and New Residential took all actions necessary so that the New Residential Group:

(a)	owned, to the extent it does not already own, all of Newcastle’s Excess MSR assets, a portion of Newcastle’s Agency RMBS, all of Newcastle’s Non-Agency RMBS acquired since the beginning of 2012, all of the mortgage loans Newcastle has acquired since the beginning of 2013, all of Newcastle’s consumer loans and certain cash transferred to the New Residential Group by Newcastle; and

(b)	assumed, to the extent it is not already liable for:

(i)	any liabilities relating to or arising out of our portfolio of assets described under (a) above whether arising prior to, at the time of, or after, the effectiveness of the Separation and Distribution Agreement;

(ii)	any liabilities arising out of claims by our directors, officers and affiliates arising after the time of effectiveness of the Separation and Distribution Agreement against either Newcastle or us to the extent they relate to our portfolio of assets described under (a) above as of the date of the Separation and Distribution Agreement; and

(iii)	any other potential liabilities related to (A) recent Newcastle equity offerings in certain specified percentages as disclosed in the Separation and Distribution Agreement; (B) Newcastle’s Exchange Act reports relating to disclosures about our portfolio of assets described under (a) above; and (C) indemnification obligations under the Management Agreement with respect to our portfolio of assets described under (a) above.

Except as otherwise provided in the Separation and Distribution Agreement, Newcastle retained all other assets and liabilities.

Except as may expressly be set forth in the Separation and Distribution Agreement or any ancillary agreement, all assets were transferred on an “as is,” “where is” basis without representation or warranty.

Information in this prospectus with respect to the assets and liabilities of the parties following the separation is presented based on the allocation of such assets and liabilities as set forth in the Separation and Distribution Agreement, unless the context otherwise requires. Certain of the liabilities and obligations assumed by one party or for which one party will have an indemnification obligation under the Separation and Distribution Agreement are the legal or contractual liabilities or obligations of another party. Each such party that continues to be subject to such legal or contractual liability or obligation will rely on the applicable party that assumed the liability or obligation or the applicable party that undertook an indemnification obligation with respect to the liability or obligation, as applicable, under the Separation and Distribution Agreement, to satisfy the performance and payment obligations or indemnification obligations with respect to such legal or contractual liability or obligation.

Further Assurances. Each party agreed to cooperate with the other and use commercially reasonable efforts, prior to, on and after the distribution date, to take promptly, or cause to be taken promptly, all actions to do promptly, or cause to be done promptly, all things reasonably necessary, proper or advisable on its part to consummate and make effective the transactions contemplated by, and the intent and purposes of, the Separation and Distribution Agreement. In addition, each party agreed that neither party would, nor would either party allow its respective subsidiaries to, without the prior consent of the other party, take any action which would reasonably be expected to prevent or materially impede, interfere with or delay the transactions contemplated by the Separation and Distribution Agreement and the ancillary agreements thereto, if any. Both parties will also use commercially reasonable efforts to cause third parties, such as insurers or trustees, to fulfill any obligations they are required to fulfill under the Separation and Distribution Agreement.

The Distribution. The Separation and Distribution Agreement also governed the rights and obligations of the parties regarding the proposed distribution, including our distribution to Newcastle, as a stock dividend, the number of shares of our common stock distributable in the distribution to effectuate the separation. In addition, Newcastle agreed to cause its agent to distribute to Newcastle stockholders that hold shares of Newcastle common stock as of the applicable record date all the shares of common stock of the company being separated from Newcastle.

Additionally, the Separation and Distribution Agreement provided that the distribution was subject to several conditions that had to be satisfied or waived by Newcastle in its sole discretion.

Termination of Other Agreement Arrangements; Bank Accounts. The Separation and Distribution Agreement provides that, other than the Separation and Distribution Agreement, the ancillary agreements to the Separation and Distribution Agreement (if any), certain confidentiality and non-disclosure agreements among any members of the New Residential Group, the Newcastle Group or employees of our Manager and certain contribution agreements related to Agency RMBS and Non-Agency RMBS between Newcastle and certain third parties as disclosed in the Separation and Distribution Agreement, all prior agreements and arrangements, whether written or not, between any member of the Newcastle Group on the one hand, and any member of the New Residential Group on the other hand (except to the extent any person that is not a member of the New Residential Group or Newcastle Group is also a party to such agreements or arrangements), were terminated and ceased to be of further force and effect as of the time of effectiveness of the Separation and Distribution Agreement. At the time of such termination, all parties were released from liability under such agreements and arrangements, other than with respect to the settlement of intercompany accounts, which were satisfied and/or settled in full in cash or otherwise cancelled and terminated or extinguished by the relevant members of the New Residential Group or Newcastle Group prior to the time of effectiveness of the Separation and Distribution Agreement.

Releases and Indemnification. Subject to certain exceptions including with respect to liabilities assumed by, or allocated to, us or Newcastle, the Separation and Distribution Agreement provided that we and Newcastle generally agreed to release each other from all liabilities existing or arising from acts or events prior to or on the distribution date.

In addition, the Separation and Distribution Agreement provided that, except as otherwise provided for in other documents related to the separation, we would indemnify Newcastle and its affiliates and representatives against losses arising from:

(a)	any liabilities relating to our portfolio of assets, which included all of Newcastle’s Excess MSR assets, a portion of Newcastle’s Agency RMBS, all of Newcastle’s Non-Agency RMBS acquired since the beginning of 2012, all of the mortgage loans Newcastle had acquired since the beginning of 2013, all of Newcastle’s consumer loans and certain cash transferred to the New Residential Group by Newcastle, whether arising prior to, at the time of, or after, the effectiveness of the Separation and Distribution Agreement;

(b)	any liabilities arising out of claims by our directors, officers and affiliates arising after the time of effectiveness of the Separation and Distribution Agreement against either Newcastle or us to the extent they relate to the our portfolio of assets described under (a) above as of the date of the Separation and Distribution Agreement;

(c)	any other potential liabilities related to (A) recent Newcastle equity offerings in certain specified percentages as disclosed in the Separation and Distribution Agreement; (B) Newcastle’s Exchange Act reports relating to disclosures about our portfolio of assets described under (a) above; and (C) indemnification obligations under the Management Agreement with respect to the our portfolio of assets described under (a) above;

(d)	any failure by any member of the New Residential Group or any other person to pay, perform or otherwise promptly discharge any liability listed under (a)-(c) above in accordance with their respective terms, whether prior to, at or after the time of effectiveness of the Separation and Distribution Agreement;

(e)	any breach by any member of the New Residential Group of any provision of the Separation and Distribution Agreement and any agreements ancillary thereto (if any), subject to any limitations of liability provisions and other provisions applicable to any such breach set forth therein; and

(f)	any untrue statement or alleged untrue statement of a material fact or omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading, with respect to all information contained in our registration statement on Form 10, including the information statement exhibited thereto, other than information that relates solely to any assets owned, directly or indirectly by Newcastle, excluding the assets that will comprise our portfolio described under (a) above.

Newcastle agreed to indemnify us and our affiliates and representatives against losses arising from:

(a)	any liability related to Newcastle’s junior subordinated notes due 2035 issued pursuant to the Junior Subordinated Indenture, dated April 30, 2009, between Newcastle and The Bank of New York Mellon Trust Company, National Association;

(b)	any other liability of Newcastle or its subsidiaries (excluding any liabilities related to New Residential);

(c)	any failure of any member of the Newcastle Group or any other person to pay, perform or otherwise promptly discharge any liability listed under (a) and (b) above in accordance with their respective terms, whether prior to, at or after the time of effectiveness of the Separation and Distribution Agreement;

(d)	any breach by any member of the Newcastle Group of any provision of the Separation and Distribution Agreement and any agreements ancillary thereto (if any), subject to any limitations of liability provisions and other provisions applicable to any such breach set forth therein; and

(e)

any untrue statement or alleged untrue statement of a material fact or omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading, with respect to all information contained in our registration statement on Form 10, including the information statement exhibited thereto, that relates solely to any assets owned, directly or indirectly by Newcastle, other than our portfolio of assets, which included all of Newcastle’s Excess MSR assets, a portion of Newcastle’s Agency RMBS, all of Newcastle’s Non-Agency RMBS acquired since the beginning of 2012, all of the mortgage loans Newcastle had acquired since the beginning of 2013, all of Newcastle’s consumer loans and certain cash transferred to the New Residential Group by Newcastle.

Indemnification obligations shall generally be net of any insurance proceeds actually received by the indemnified person. The Separation and Distribution Agreement provides that we and Newcastle will waive any right to special, indirect, punitive, exemplary, remote, speculative or similar damages in excess of compensatory damages provided that any such liabilities with respect to third party claims shall be considered direct damages. The Separation and Distribution Agreement also contains customary procedures relating to the receipt of any indemnification payments that may constitute non-qualifying REIT income.

Competition. The Separation and Distribution Agreement does not include any non-competition or other similar restrictive arrangements with respect to the range of business activities that may be conducted, or investments that may be made, by either the Newcastle Group or the New Residential Group. Each of the parties agreed that nothing set forth in the agreement shall be construed to create any restriction or other limitation on the ability of any of the Newcastle Group or New Residential Group to engage in any business or other activity that overlaps or competes with the business of any other party, including investing in residential mortgage related securities.

Certain Tax-Related Covenants. If we are treated as a successor to Newcastle under applicable U.S. federal income tax rules, and if Newcastle fails to qualify as a REIT, we could be prohibited from electing to be a REIT. Accordingly, in the Separation and Distribution Agreement, Newcastle has (i) represented that it has no knowledge of any fact or circumstance that would cause us to fail to qualify as a REIT, (ii) covenanted to use commercially reasonable efforts to cooperate with us as necessary to enable us to qualify for taxation as a REIT and receive customary legal opinions concerning REIT status, including providing information and representations to us and our tax counsel with respect to the composition of Newcastle’s income and assets, the composition of its stockholders, and its operation as a REIT; and (iii) covenanted to use its reasonable best efforts to maintain its REIT status for each of Newcastle’s taxable years ending on or before December 31, 2014 (unless Newcastle obtains an opinion from a nationally recognized tax counsel or a private letter ruling from the IRS to the effect that Newcastle’s failure to maintain its REIT status will not cause us to fail to qualify as a REIT under the successor REIT rule referred to above). Additionally, in the Separation and Distribution Agreement, we covenanted to use our reasonable best efforts to qualify for taxation as a REIT for our taxable year ending December 31, 2013.

Insurance. Following the distribution date, Newcastle shall maintain its currently existing insurance policies related to director and officer liability (the “Newcastle D&O Policies”). Prior to the distribution date, Newcastle and New Residential shall use commercially reasonable efforts to obtain separate insurance policies for New Residential on substantially similar terms as the Newcastle D&O Policies. New Residential will be responsible for all premiums, costs and fees associated with any new insurance policies placed for the benefit of New Residential.

Dispute Resolution. In the event of any dispute arising out of the Separation and Distribution Agreement, the parties, each having designated a representative for such purpose, will negotiate in good faith for 30 days to resolve any disputes between the parties. If the parties are unable to resolve disputes in this manner within 30 days, the disputes will be resolved through binding arbitration.

Other Matters Governed by the Separation and Distribution Agreement. Other matters governed by the Separation and Distribution Agreement include, amongst others, access to financial and other information, confidentiality, assignability and treatment of stock options.

DESCRIPTION OF OUR CAPITAL STOCK

The following descriptions are summaries of the material terms of our certificate of incorporation and bylaws. These descriptions may not contain all of the information that is important to you. To understand them fully, you should read our certificate of incorporation and bylaws, copies of which are filed with the SEC as exhibits to the registration statement of which this prospectus is a part.

Please note that, with respect to any of our shares held in book-entry form through The Depository Trust Company or any other share depository, the depository or its nominee will be the sole registered and legal owner of those shares, and references in this prospectus to any “stockholder” or “holder” of those shares means only the depository or its nominee. Persons who hold beneficial interests in our shares through a depository will not be registered or legal owners of those shares and will not be recognized as such for any purpose. For example, only the depository or its nominee will be entitled to vote the shares held through it, and any dividends or other distributions to be paid, and any notices to be given, in respect of those shares will be paid or given only to the depository or its nominee. Owners of beneficial interests in those shares will have to look solely to the depository with respect to any benefits of share ownership, and any rights they may have with respect to those shares will be governed by the rules of the depository, which are subject to change from time to time. We have no responsibility for those rules or their application to any interests held through the depository.

AUTHORIZED CAPITAL STOCK

Our authorized capital stock consists of:

•	2,000,000,000 shares of common stock, par value $0.01 per share; and

•	100,000,000 shares of preferred stock, par value $0.01 per share.

As of August 15, 2013, 253,025,645 shares of our common stock were issued and outstanding. All the outstanding shares of our common stock are fully paid and non-assessable. No shares of our preferred stock are outstanding.

COMMON STOCK

Each holder of common stock is entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders. Except as provided with respect to any other class or series of stock, the holders of our common stock will possess the exclusive right to vote for the election of directors and for all other purposes. Our certificate of incorporation does not provide for cumulative voting in the election of directors, which means that the holders of a majority of the outstanding shares of common stock can elect all of the directors standing for election, and the holders of the remaining shares will not be able to elect any directors.

Subject to any preference rights of holders of any preferred stock that we may issue in the future, holders of our common stock are entitled to receive dividends, if any, declared from time to time by our board of directors out of legally available funds. In the event of our liquidation, dissolution or winding up, the holders of our common stock are entitled to share ratably in all assets remaining after the payment of liabilities, subject to any rights of holders of our preferred stock to prior distribution.

Holders of our common stock have no preemptive, subscription, redemption or conversion rights. Any shares of common stock issued pursuant to this prospectus will be validly issued, fully paid and nonassessable.

PREFERRED STOCK

Our board of directors has the authority, without action by our stockholders, to issue preferred stock and to fix voting powers for each class or series of preferred stock, and to provide that any class or series may be subject to redemption, entitled to receive dividends, entitled to rights upon dissolution, or convertible or exchangeable for shares of any other class or classes of capital stock. The rights with respect to a series or class of preferred stock may be greater than the rights attached to our common stock. It is not possible to state the actual effect of the issuance of any shares of our preferred stock on the rights of holders of our common stock until our board of directors determines the specific rights attached to that preferred stock. The effect of issuing preferred stock could include, among other things, one or more of the following:

•	restricting dividends in respect of our common stock;

•	diluting the voting power of our common stock or providing that holders of preferred stock have the right to vote on matters as a class;

•	impairing the liquidation rights of our common stock; or

•	delaying, deferring or preventing a change of control of us.

RESTRICTIONS ON OWNERSHIP AND TRANSFER OF OUR CAPITAL STOCK

In order to qualify as a REIT under the Code, for each taxable year beginning after December 31, 2013, our shares of capital stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year. Also, for our taxable years beginning after December 31, 2013, no more than 50% of the value of our outstanding shares of capital stock may be owned, directly or constructively, by five or fewer individuals (as defined in the Code to include certain entities) during the second half of any calendar year.

Our certificate of incorporation, subject to certain exceptions, contains restrictions on the number of shares of our capital stock that a person may own and may prohibit certain entities from owning our shares. Our certificate of incorporation provides that (subject to certain exceptions described below) no person may beneficially or constructively own, or be deemed to own by virtue of the attribution provisions of the Code, more than 9.8% in value or in number of shares, whichever is more restrictive, of our outstanding shares of common or capital stock. Pursuant to our certificate of incorporation, our board of directors has the power to increase or decrease the percentage of common or capital stock that a person may beneficially or constructively own. However, any decreased stock ownership limit will not apply to any person whose percentage ownership of our common or capital stock, as the case may be, is in excess of such decreased stock ownership limit until that person’s percentage ownership of our common or capital stock, as the case may be, equals or falls below the decreased stock ownership limit. Until such a person’s percentage ownership of our common or capital stock, as the case may be, falls below such decreased stock ownership limit, any further acquisition of common stock will be in violation of the decreased stock ownership limit.

Our certificate of incorporation also prohibits any person from beneficially or constructively owning shares of our capital stock that would result in our being “closely held” under Section 856(h) of the Code or otherwise cause us to fail to qualify as a REIT (including through ownership that results in our owning (actually or constructively) an interest in a tenant as described in Section 856(d)(2)(B) of the Code) and from transferring shares of our capital stock if the transfer would result in our capital stock being beneficially owned by fewer than 100 persons. Any person who acquires or attempts or intends to acquire beneficial or constructive ownership of shares of our capital stock that will or may violate any of the foregoing restrictions on transferability and ownership, or who is the intended transferee of shares of our capital stock that are transferred to the trust (as described below), is required to give written notice immediately to us and provide us with such other information as we may request in order to determine the effect of such transfer on our qualification as a REIT. The foregoing restrictions on transferability and ownership will not apply if our board of directors determines that it is no longer in our best interests to attempt to qualify, or to continue to qualify, as a REIT.

Our board of directors, in its sole discretion, may exempt a person from the foregoing restrictions. The person seeking an exemption must provide to our board of directors such conditions, representations and undertakings as our board of directors may deem reasonably necessary to conclude that granting the exemption will not cause us to lose our qualification as a REIT. Our board of directors may also require a ruling from the IRS or an opinion of counsel in order to determine or ensure our qualification as a REIT in the context of granting such exemptions.

Any attempted transfer of our capital stock which, if effective, would result in a violation of the foregoing restrictions will cause the number of shares causing the violation (rounded up to the nearest whole share) to be automatically transferred to a trust for the exclusive benefit of one or more charitable beneficiaries, and the proposed transferee will not acquire any rights in such shares. The automatic transfer will be deemed to be effective as of the close of business on the business day (as defined in our certificate of incorporation) prior to the date of the transfer. If, for any reason, the transfer to the trust does not occur or would not prevent a violation of the restrictions on ownership contained in our certificate of incorporation, our certificate of incorporation provides that the purported transfer will be void ab initio. Shares of our capital stock held in the trust will be issued and outstanding shares. The proposed transferee will not benefit economically from ownership of any shares of our capital stock held in the trust, will have no rights to dividends and no rights to vote or other rights attributable to the shares of capital stock held in the trust. The trustee of the trust will have all voting rights and rights to dividends or other distributions with respect to shares held in the trust. These rights will be exercised for the exclusive benefit of the charitable beneficiary. Any dividend or other distribution paid prior to our discovery that shares of capital stock have been transferred to the trust will be paid by the recipient to the trustee upon demand. Any dividend or other distribution authorized but unpaid will be paid when due to the trustee. Any dividend or distribution paid to the trustee will be held in trust for the charitable beneficiary. Subject to Delaware law, the trustee will have the authority to rescind as void any vote cast by the proposed transferee prior to our discovery that the shares have been transferred to the trust and to recast the vote in accordance with the desires of the trustee acting for the benefit of the charitable beneficiary. However, if we have already taken irreversible corporate action, then the trustee will not have the authority to rescind and recast the vote.

Within 20 days of receiving notice from us that shares of our capital stock have been transferred to the trust, the trustee will sell the shares to a person designated by the trustee, whose ownership of the shares will not violate the above ownership limitations. Upon such sale, the interest of the charitable beneficiary in the shares sold will terminate and the trustee will distribute the net proceeds of the sale to the proposed transferee and to the charitable beneficiary as follows: the proposed transferee will receive the lesser of (1) the price paid by the proposed transferee for the shares or, if the proposed transferee did not give value for the shares in connection with the event causing the shares to be held in the trust (e.g., a gift, devise or other similar transaction), the market price (as defined in our certificate of incorporation) of the shares on the day of the event causing the shares to be held in the trust and (2) the price received by the trustee from the sale or other disposition of the shares. The trust may reduce the amount payable to the proposed transferee by the amount of dividends and distributions paid to the proposed transferee and owned by the proposed transferee to the trust.

Any net sale proceeds in excess of the amount payable to the proposed transferee will be paid immediately to the charitable beneficiary. If, prior to our discovery that shares of our capital stock have been transferred to the trust, the shares are sold by the proposed transferee, then (1) the shares shall be deemed to have been sold on behalf of the trust and (2) to the extent that the proposed transferee received an amount for the shares that exceeds the amount the proposed transferee was entitled to receive, the excess shall be paid to the trustee upon demand.

In addition, shares of our capital stock held in the trust will be deemed to have been offered for sale to us, or our designee, at a price per share equal to the lesser of the price per share in the transaction that resulted in the transfer to the trust (or, in the case of a devise or gift, the market price at the time of the devise or gift) and the market price on the date we, or our designee, accept the offer. We will have the right to accept the offer until the trustee has sold the shares. Upon a sale to us, the interest of the charitable beneficiary in the shares sold will terminate and the trustee will distribute the net proceeds of the sale to the proposed transferee.

Every owner of more than 5% (or such lower percentage as required by the Code or the regulations promulgated thereunder) in number or in value of all classes or series of our capital stock, including shares of our common stock, within 30 days after the end of each taxable year, will be required to give written notice to us stating the name and address of such owner, the number of shares of each class and series of shares of our capital stock that the owner beneficially owns and a description of the manner in which the shares are held. Each owner shall provide to us such additional information as we may request to determine the effect, if any, of the beneficial ownership on our qualification as a REIT and to ensure compliance with the ownership limitations. In addition, each such owner shall, upon demand, be required to provide to us such information as we may request, in good faith, to determine our qualification as a REIT and to comply with the requirements of any taxing authority or governmental authority or to determine such compliance and to ensure compliance with the 9.8% ownership limitations in our certificate of incorporation.

These ownership limitations could delay, defer or prevent a transaction or a change in control that might involve a premium price for our common stock or might otherwise be in the best interests of our stockholders.

TRANSFER AGENT

The registrar and transfer agent for our common stock is American Stock Transfer & Trust Company, LLC.

LISTING

Our common stock is listed on the NYSE under the symbol “NRZ.”

CERTAIN PROVISIONS OF THE DELAWARE GENERAL CORPORATION LAW AND OUR CERTIFICATE OF INCORPORATION AND BYLAWS

ANTI-TAKEOVER EFFECTS OF DELAWARE LAW, OUR CERTIFICATE OF INCORPORATION AND BYLAWS

The following is a summary of certain provisions of our certificate of incorporation and bylaws that may be deemed to have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders.

Authorized but Unissued Shares

The authorized but unissued shares of our common stock and our preferred stock will be available for future issuance without obtaining stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future offerings to raise additional capital and corporate acquisitions. The existence of authorized but unissued shares of our common stock and preferred stock could render more difficult or discourage an attempt to obtain control over us by means of a proxy contest, tender offer, merger or otherwise.

Delaware Business Combination Statute

We are organized under Delaware law. Some provisions of Delaware law may delay, defer or prevent a transaction that would cause a change in our control. Our certificate of incorporation provides that Section 203 of the Delaware General Corporation Law, as amended, an anti-takeover law, will not apply to us. In general, this statute prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years after the date of the transaction by which that person became an interested stockholder, unless the business combination is approved in a prescribed manner. For purposes of Section 203, a business combination includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder, and an interested stockholder is a person who, together with affiliates and associates, owns, or within three years prior, did own, 15% or more of voting stock.

Other Provisions of Our Certificate of Incorporation and Bylaws

Our certificate of incorporation provides for a staggered board of directors consisting of three classes of directors. Directors of each class are chosen for three-year terms upon the expiration of their current terms and each year one class of our directors will be elected by our stockholders. The terms of the first, second and third classes will expire in 2014, 2015 and 2016, respectively. We believe that classification of our board of directors will help to assure the continuity and stability of our business strategies and policies as determined by our board of directors. Additionally, there is no cumulative voting in the election of directors. This classified board provision could have the effect of making the replacement of incumbent directors more time consuming and difficult. At least two annual meetings of stockholders, instead of one, will generally be required to effect a change in a majority of our board of directors.

Thus, the classified board provision could increase the likelihood that incumbent directors will retain their positions. The staggered terms of directors may delay, defer or prevent a tender offer or an attempt to change control of us, even though a tender offer or change in control might be believed by our stockholders to be in their best interest. In addition, our bylaws provide that directors may be removed only for cause and only with the affirmative vote of at least 80% of the then issued and outstanding shares of our capital stock entitled to vote in the election of directors.

Pursuant to our certificate of incorporation, shares of our preferred stock may be issued from time to time, and the board of directors is authorized to determine and alter all rights, preferences, privileges, qualifications, limitations and restrictions without limitation. See “—Preferred Stock.” Our bylaws do not provide our stockholders with the ability to call a special meeting of the stockholders.

Ability of Our Stockholders to Act

Our certificate of incorporation and bylaws do not permit our stockholders to call special stockholders meetings. Written notice of any special meeting so called shall be given to each stockholder of record entitled to vote at such meeting not less than 10 or more than 60 days before the date of such meeting, unless otherwise required by law.

Our certificate of incorporation and bylaws also prohibits our stockholders from consenting in writing to take any action in lieu of taking such action at a duly called annual or special meeting of our stockholders.

Our bylaws provide that nominations of persons for election to our board of directors may be made at any annual meeting of our stockholders, or at any special meeting of our stockholders called for the purpose of electing directors, (a) by or at the direction of our board of directors or (b) by any of our stockholders. In addition to any other applicable requirements, for business to be properly brought before an annual meeting by a stockholder, such stockholder must have given timely notice thereof in proper written form to our Secretary. To be timely, a stockholder’s notice must be delivered to or mailed and received at our principal executive offices (i) in the case of an annual meeting, not less than 90 days nor more than 120 days prior to the anniversary date of the immediately preceding annual meeting of stockholders; provided, however, that in the event that the annual meeting is called for a date that is not within 25 days before or after such anniversary date, notice by a stockholder in order to be timely must be so received not later than the close of business on the tenth day following the day on which such notice of the date of the annual meeting was mailed or such public disclosure of the date of the annual meeting was made, whichever first occurs and (ii) in the case of a special meeting, not later than the tenth day following the day on which such notice of the date of the special meeting was mailed or such public disclosure of the date of the special meeting was made, whichever first occurs.

Limitations on Liability and Indemnification of Directors and Officers

Our certificate of incorporation and bylaws provide that our directors will not be personally liable to us or our stockholders for monetary damages for breach of a fiduciary duty as a director, except for:

•	any breach of the director’s duty of loyalty to us or our stockholders,

•	intentional misconduct or a knowing violation of law;

•	liability under Delaware corporate law for an unlawful payment of dividends or an unlawful stock purchase or redemption of stock; or

•	any transaction from which the director derives an improper personal benefit.

Our certificate of incorporation provides that we must indemnify our directors and officers to the fullest extent permitted by Delaware law. We are also expressly authorized to advance certain expenses (including attorneys’ fees and disbursements and court costs) to our directors and officers and carry directors’ and officers’ insurance providing indemnification for our directors and officers for some liabilities. We believe that these indemnification provisions and insurance are useful to attract and retain qualified directors and officers.

Prior to the completion of the distribution, we intend to enter into separate indemnification agreements with each of our directors and executive officers. Each indemnification agreement will provide, among other things, for indemnification to the fullest extent permitted by law and our certificate of incorporation against (i) any and all expenses and liabilities, including judgments, fines, penalties and amounts paid in settlement of any claim with our approval and counsel fees and disbursements, (ii) any liability pursuant to a loan guarantee, or otherwise, for any of our indebtedness, and (iii) any liabilities incurred as a result of acting on our behalf (as a fiduciary or otherwise) in connection with an employee benefit plan. The indemnification agreements will provide for the advancement or payment of all expenses to the indemnitee and for reimbursement to us if it is found that such indemnitee is not entitled to such indemnification under applicable law and our certificate of incorporation.

These provisions and agreements may have the practical effect in some cases of eliminating our stockholders’ ability to collect monetary damages from our directors and executive officers.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

CORPORATE OPPORTUNITY

Under our certificate of incorporation, to the extent permitted by law:

•	Fortress and Fortress’s affiliates and their permitted transferees have the right to, and have no duty to abstain from, exercising such right to, engage or invest in the same or similar business as us, do business with any of our clients, customers or vendors or employ or otherwise engage any of our officers, directors or employees;

•	if Fortress and Fortress’s affiliates and their permitted transferees or any of their officers, directors or employees acquire knowledge of a potential transaction that could be a corporate opportunity, it has no duty to offer such corporate opportunity to us, our stockholders or affiliates;

•	we have renounced any interest or expectancy in, or in being offered an opportunity to participate in, such corporate opportunities; and

•	in the event that any of our directors and officers who is also a director, officer or employee of Fortress or Fortress’s affiliates or their permitted transferees acquire knowledge of a corporate opportunity or is offered a corporate opportunity, provided that this knowledge was not acquired solely in such person’s capacity as our director or officer and such person acted in good faith, then such person is deemed to have fully satisfied such person’s fiduciary duty and is not liable to us if Fortress, or its affiliates, pursues or acquires the corporate opportunity or if such person did not present the corporate opportunity to us.

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, we will have outstanding                 shares of our common stock, assuming shares are sold in this offering (or                 shares if the underwriters exercise their option to purchase additional shares of common stock in full).

Of these shares, the                 shares of common stock sold in this offering (or                 shares if the underwriters exercise their option to purchase additional shares of common stock in full) and the                 shares of common stock already outstanding will be freely transferable without restriction or further registration under the Securities Act, subject to the limitations on ownership set forth in our certificate of incorporation and bylaws and except for any shares held by our “affiliates,” as that term is defined in Rule 144 under the Securities Act and as described more fully below.

No prediction can be made as to the effect, if any, that future issuances or sales of shares of our common stock, or the availability of shares of our common stock for future issuance or sale, will have on the market price of our common stock prevailing from time to time. Issuances or sales of substantial amounts of shares of common stock, or the perception that such issuances or sales could occur, may affect adversely the prevailing market price of our common stock. See “Risk Factors—Risks Related to Our Common Stock.”

In connection with this offering, we have granted to our manager an option to purchase shares of our common stock, representing 10% of the number of shares being offered hereby, and subject to adjustment if the underwriters’ over-allotment option is exercised, at the offering price of our shares in this offering. The option shares are not registered in connection with this offering.

Rule 144

Shares of common stock that are “restricted” securities under the meaning of Rule 144 under the Securities Act may not be sold in the absence of registration under the Securities Act unless an exemption from registration is available, including the exemption provided by Rule 144.

In general, under Rule 144 under the Securities Act, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the other provisions of Rule 144.

A person (or persons whose shares are aggregated) who is deemed to be an affiliate of ours and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of the then outstanding shares of our common stock or the average weekly trading volume of our common stock during the four calendar weeks preceding such sale. Such sales are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us (which requires that we are current in our periodic reports under the Exchange Act).

Lock-Up Agreements

Our directors and executive officers have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons or entities, with limited exceptions, for a period of             days after the date of this prospectus, may not, without the prior written consent of             , offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement.

Nonqualified Stock Option and Incentive Award Plan Shares

Our board of directors has adopted the New Residential Nonqualified Stock Option and Incentive Award Plan which provides for the grant of equity-based awards, including restricted stock, stock options, stock appreciation rights, performance awards, tandem awards and other equity-based and non equity-based awards, in each case to our Manager, to the directors, officers, employees, service providers, consultants and advisor of our Manager who perform services for us, and to our directors, officers, employees, service providers, consultants and advisors. We have initially reserved 30,000,000 shares of our common stock for issuance under the Plan; on the first day of each fiscal year beginning during the ten-year term of the Plan and in and after calendar year 2014, that number will be increased by a number of shares of our common stock equal to 10% of the number of shares of our common stock newly issued by us during the immediately preceding fiscal year (and, in the case of fiscal year 2013, after the effective date of the Plan). We do not intend to file a Registration Statement on Form S-8 to register the shares of our common stock issued under the Plan. Any shares of common stock issued under the Plan will be restricted securities as that term is defined in Rule 144 under the Securities Act.

Equitable Adjustment of Options

In connection with the distribution, each Newcastle option that was held as of the date of the distribution by our Manager or by the directors, officers, employees, service providers, consultants and advisors of our Manager, was converted into an adjusted Newcastle option and a new New Residential option. The exercise price of each adjusted Newcastle option and New Residential option was set to collectively maintain the intrinsic value of the Newcastle option immediately prior to the distribution and to maintain the ratio of the exercise price of the adjusted Newcastle option and the New Residential option, respectively, to the fair market value of the underlying shares as of the distribution. On May 15, 2013, we issued 21.5 million options. We do not intend to register the common stock issuable upon exercise of the new New Residential options. Any shares of common stock issuable upon exercise of the new New Residential options will be restricted securities as that term is defined in Rule 144 under the Securities Act.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of the material U.S. federal income tax consequences of an investment in common stock of New Residential For purposes of this section under the heading “U.S. Federal Income Tax Considerations,” references to “New Residential,” “we,” “our” and “us” mean only New Residential Investment Corp. and not its subsidiaries or other lower-tier entities, except as otherwise indicated and references to Newcastle refer to Newcastle Investment Corp. This summary is based upon the Code, the regulations promulgated by the U.S. Treasury Department, rulings and other administrative pronouncements issued by the IRS, and judicial decisions, all as currently in effect, and all of which are subject to differing interpretations or to change, possibly with retroactive effect. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below. Except as indicated below, we have not sought and do not intend to seek, an advance ruling from the IRS regarding any matter discussed in this prospectus. The summary is also based upon the assumption that we will operate New Residential and its subsidiaries and affiliated entities in accordance with their applicable organizational documents or partnership agreements. This summary is for general information only and is not tax advice. The Code provisions governing the U.S. federal income tax treatment of REITs and their stockholders are highly technical and complex, and this summary is qualified in its entirety by the express language of applicable Code provisions, Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof. Moreover, this summary does not purport to discuss all aspects of U.S. federal income taxation that may be important to a particular investor in light of its investment or tax circumstances, or to investors subject to special tax rules, such as:

•	financial institutions;

•	insurance companies;

•	broker-dealers;

•	regulated investment companies;

•	partnerships and trusts;

•	persons who hold our stock on behalf of another person as a nominee;

•	persons who receive our stock through the exercise of employee stock options or otherwise as compensation;

•	persons holding our stock as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or other integrated investment;

•	and, except to the extent discussed below:

•	tax-exempt organizations; and

•	foreign investors.

This summary assumes that investors will hold their common stock as a capital asset, which generally means as property held for investment.

For purposes of this discussion, a domestic holder is a stockholder of New Residential that is for U.S. federal income tax purposes:

•	a citizen or resident of the U.S.,

•	a corporation created or organized in the U.S. or under the laws of the U.S., or of any state thereof, or the District of Columbia,

•	an estate, the income of which is includable in gross income for U.S. federal income tax purposes regardless of its source, or

•	a trust if a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. fiduciaries have the authority to control all substantial decisions of the trust.

A “non-U.S. holder” is a stockholder of New Residential that is neither a domestic holder nor a partnership (or other entity treated as a partnership) for U.S. federal income tax purposes. If a partnership, including for this purpose any entity that is treated as a partnership for U.S. federal income tax purposes, holds our stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. An investor that is a partnership and the partners in such partnership should consult their tax advisors about the U.S. federal income tax consequences of the acquisition, ownership and disposition of our stock.

THE U.S. FEDERAL INCOME TAX TREATMENT OF OUR COMMON STOCKHOLDERS DEPENDS IN SOME INSTANCES ON DETERMINATIONS OF FACT AND INTERPRETATIONS OF COMPLEX PROVISIONS OF U.S. FEDERAL INCOME TAX LAW FOR WHICH NO CLEAR PRECEDENT OR AUTHORITY MAY BE AVAILABLE. IN ADDITION, THE TAX CONSEQUENCES TO ANY PARTICULAR STOCKHOLDER OF HOLDING OUR COMMON STOCK WILL DEPEND ON THE STOCKHOLDER’S PARTICULAR TAX CIRCUMSTANCES. FOR EXAMPLE, A STOCKHOLDER THAT IS A PARTNERSHIP OR TRUST WHICH HAS ISSUED AN EQUITY INTEREST TO CERTAIN TYPES OF TAX EXEMPT ORGANIZATIONS MAY BE SUBJECT TO A SPECIAL ENTITY-LEVEL TAX IF WE MAKE DISTRIBUTIONS ATTRIBUTABLE TO “EXCESS INCLUSION INCOME.” SEE “—TAXATION OF NEW RESIDENTIAL—TAXABLE MORTGAGE POOLS AND EXCESS INCLUSION INCOME” BELOW. A SIMILAR TAX MAY BE PAYABLE BY PERSONS WHO HOLD OUR STOCK AS NOMINEE ON BEHALF OF SUCH A TAX EXEMPT ORGANIZATION. YOU ARE URGED TO CONSULT YOUR TAX ADVISOR REGARDING THE FEDERAL, STATE, LOCAL, AND FOREIGN INCOME AND OTHER TAX CONSEQUENCES TO YOU IN LIGHT OF YOUR PARTICULAR INVESTMENT OR TAX CIRCUMSTANCES OF ACQUIRING, HOLDING, EXCHANGING, OR OTHERWISE DISPOSING OF OUR COMMON STOCK.

Private Letter Ruling Regarding Our Excess MSRs

We have received from the IRS a private letter ruling substantially to the effect that our Excess MSRs represent interests in mortgages on real property and thus are qualifying “real estate assets” for purposes of the 75% REIT asset test (as described below), which generate income that qualifies as interest on obligations secured by mortgages on real property for purposes of the 75% REIT gross income test (as described below). The ruling is based on, among other things, certain assumptions as well as on the accuracy of certain factual representations and statements that we and Newcastle have made to the IRS (including factual representations and statements relating to the terms and conditions of our Excess MSR investments and our future actions). Although a private letter ruling from the IRS is generally binding on the IRS, if any of the representations or statements that we have made in connection with the private letter ruling, are, or become, inaccurate or incomplete in any material respect with respect to one or more Excess MSR investments, or if we acquire an Excess MSR investment with terms that are not consistent with the terms of the Excess MSR investments described in the private letter ruling, then we will not be able to rely on the private letter ruling. If we are unable to rely on the private letter ruling with respect to an Excess MSR investment, no assurance can be given as to the status of such Excess MSR investment for purposes of the REIT asset and income tests.

The remainder of this discussion assumes that we are able to rely on the private letter ruling.

Taxation of New Residential

We intend to elect to be taxed as a REIT, commencing with our initial taxable year ending December 31, 2013. We believe that we have been organized, and expect to operate in such a manner as to qualify for taxation, as a REIT.

The law firm of Skadden, Arps, Slate, Meagher & Flom LLP has acted as our tax counsel in connection with our formation and this registration statement. In connection with this offering, we expect to receive an opinion of Skadden, Arps, Slate, Meagher & Flom LLP to the effect that we have been organized in conformity with the requirements for qualification as a REIT under the Code, and that our actual method of operation has enabled, and our proposed method of operation will enable, us to meet the requirements for qualification and taxation as a

REIT. It must be emphasized that the opinion of tax counsel will be based on various assumptions relating to our organization and operation, and will be conditioned upon fact-based representations and covenants made by our management regarding our organization, assets, income, and the past, present and future conduct of our business operations. While we intend to operate so that we will qualify as a REIT, given the highly complex nature of the rules governing REITs, the ongoing importance of factual determinations, and the possibility of future changes in our circumstances, no assurance can be given by tax counsel or by us that we will qualify as a REIT for any particular year. The opinion will be expressed as of the date issued, and will not cover subsequent periods. Tax counsel will have no obligation to advise us or our stockholders of any subsequent change in the matters stated, represented or assumed, or of any subsequent change in the applicable law. You should be aware that opinions of counsel are not binding on the IRS, and no assurance can be given that the IRS will not challenge the conclusions set forth in such opinions. Tax counsel’s opinion relies on a separate opinion of Skadden, Arps, Slate, Meagher & Flom LLP regarding Newcastle’s organization and operation as a REIT (the “Newcastle Opinion”). The Newcastle Opinion, in turn, relies upon various legal opinions issued by other counsel for Newcastle and its predecessors, including Sidley Austin Brown & Wood LLP and Thacher Proffitt & Wood, with respect to certain issues and transactions.

Qualification and taxation as a REIT depends on our ability to meet on a continuing basis, through actual operating results, distribution levels, and diversity of stock and asset ownership, various qualification requirements imposed upon REITs by the Code, the compliance with which will not be reviewed by tax counsel. In addition, our ability to qualify as a REIT depends in part upon the operating results, organizational structure and entity classification for U.S. federal income tax purposes of certain affiliated entities, the status of which may not have been reviewed by tax counsel. Our ability to qualify as a REIT also requires that we satisfy certain asset tests, some of which depend upon the fair market values of assets that we own directly or indirectly. Such values may not be susceptible to a precise determination. Accordingly, no assurance can be given that the actual results of our operations for any taxable year will satisfy such requirements for qualification and taxation as a REIT.

Taxation of REITs in General

As indicated above, our qualification and taxation as a REIT depends upon our ability to meet, on a continuing basis, various qualification requirements imposed upon REITs by the Code. The material qualification requirements are summarized below under “—Requirements for Qualification-General.” While we intend to operate so that we qualify as a REIT, no assurance can be given that the IRS will not challenge our qualification, or that we will be able to operate in accordance with the REIT requirements in the future. See “—Failure to Qualify.”

Provided that we qualify as a REIT, we generally will be entitled to a deduction for dividends that we pay and therefore will not be subject to U.S. federal corporate income tax on our net income that is currently distributed to our stockholders. This treatment substantially eliminates the “double taxation” at the corporate and stockholder levels that generally results from investment in a corporation. In general, the income that we generate is taxed only at the stockholder level upon a distribution of dividends to our stockholders.

Most domestic holders that are individuals, trusts or estates will be taxed on corporate dividends at a reduced maximum rate. With limited exceptions, however, dividends from us or from other entities that are taxed as REITs are generally not eligible for the reduced rates, and will continue to be taxed at rates applicable to ordinary income. See “—Taxation of Stockholders—Taxation of Taxable Domestic Holders—Distributions.”

Net operating losses, foreign tax credits and other tax attributes generally do not pass through to our stockholders, subject to special rules for certain items such as the capital gains that we recognize. See “Taxation of Stockholders.”

Even if we qualify as a REIT, we will nonetheless be subject to U.S. federal tax in the following circumstances:

•	We will be taxed at regular corporate rates on any undistributed income, including undistributed net capital gains.

•	We may be subject to the “alternative minimum tax” on our items of tax preference, including any deductions of net operating losses.

•	If we have net income from prohibited transactions, which are, in general, sales or other dispositions of property held primarily for sale to customers in the ordinary course of business, other than foreclosure property, such income will be subject to a 100% tax. See “—Prohibited Transactions,” and “—Foreclosure Property,” below.

•	If we elect to treat property that we acquire in connection with a foreclosure of a mortgage loan or certain leasehold terminations as “foreclosure property”, we may thereby avoid the 100% tax on gain from a resale of that property (if the sale would otherwise constitute a prohibited transaction), but the income from the sale or operation of the property may be subject to corporate income tax at the highest applicable rate (currently 35%).

•	If we derive “excess inclusion income” from an interest in certain mortgage loan securitization structures (i.e., a “taxable mortgage pool” or a residual interest in a REMIC, we could be subject to corporate level U.S. federal income tax at a 35% rate to the extent that such income is allocable to specified types of tax-exempt stockholders known as “disqualified organizations” that are not subject to unrelated business income tax. See “—Taxable Mortgage Pools and Excess Inclusion Income” below.

•	If we should fail to satisfy the 75% gross income test or the 95% gross income test, as discussed below, but nonetheless maintain our qualification as a REIT because we satisfy other requirements, we will be subject to a 100% tax on an amount based on the magnitude of the failure adjusted to reflect the profit margin associated with our gross income.

•	If we should fail to satisfy the asset or other requirements applicable to REITs, as described below, and yet maintain our qualification as a REIT because there is reasonable cause for the failure and other applicable requirements are met, we may be subject to an excise tax. In that case, the amount of the excise tax will be at least $50,000 per failure, and, in the case of certain asset test failures, will be determined as the amount of net income generated by the assets in question multiplied by the highest corporate tax rate (currently 35%) if that amount exceeds $50,000 per failure.

•	If we should fail to distribute during each calendar year at least the sum of (a) 85% of our REIT ordinary income for such year, (b) 95% of our REIT capital gain net income for such year, and (c) any undistributed taxable income from prior periods, we would be subject to a non-deductible 4% excise tax on the excess of the required distribution over the sum of (i) the amounts that we actually distributed, plus (ii) the amounts we retained and upon which we paid income tax at the corporate level.

•	We may be required to pay monetary penalties to the IRS in certain circumstances, including if we fail to meet record keeping requirements intended to monitor our compliance with rules relating to the composition of a REIT’s stockholders, as described below in “—Requirements for Qualification-General.”

•	A 100% tax may be imposed on transactions between us and a TRS (as described below) that do not reflect arm’s length terms.

•	If we acquire appreciated assets from a corporation that is not a REIT (i.e., a corporation taxable under subchapter C of the Code) in a transaction in which the adjusted tax basis of the assets in our hands is determined by reference to the adjusted tax basis of the assets in the hands of the subchapter C corporation, we may be subject to tax on such appreciation at the highest corporate income tax rate then applicable if we subsequently recognize gain on a disposition of any such assets during the ten-year period following their acquisition from the subchapter C corporation.

•	The earnings of any subsidiary that is a subchapter C corporation, including any TRS, may be subject to U.S. federal corporate income tax.

In addition, we and our subsidiaries may be subject to a variety of taxes, including payroll taxes and state, local, and foreign income, property and other taxes on assets and operations. We could also be subject to tax in situations and on transactions not presently contemplated.

Requirements for Qualification-General

The Code defines a REIT as a corporation, trust or association:

(1)	that is managed by one or more trustees or directors;

(2)	the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest;

(3)	that would be taxable as a domestic corporation but for the special Code provisions applicable to REITs;

(4)	that is neither a financial institution nor an insurance company subject to specific provisions of the Code;

(5)	the beneficial ownership of which is held by 100 or more persons;

(6)	in which, during the last half of each taxable year, not more than 50% in value of the outstanding stock is owned, directly or indirectly, by five or fewer “individuals” (as defined in the Code to include specified tax-exempt entities);

(7)	which meets other tests described below, including with respect to the nature of its income and assets; and

(8)	that makes an election to be a REIT for the current taxable year or has made such an election for a previous taxable year that has not been terminated or revoked.

The Code provides that conditions (1) through (4) must be met during the entire taxable year, and that condition (5) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a shorter taxable year. Conditions (5) and (6) need not be met during a corporation’s initial tax year as a REIT (which, in our case, is 2013). Our certificate of incorporation provides restrictions regarding the ownership and transfers of our shares, which are intended to assist us in satisfying the share ownership requirements described in conditions (5) and (6) above.

To monitor compliance with the share ownership requirements, we generally are required to maintain records regarding the actual ownership of our shares. To do so, we must demand written statements each year from the record holders of significant percentages of our stock pursuant to which the record holders must disclose the actual owners of the shares (i.e., the persons required to include our dividends in their gross income). We must maintain a list of those persons failing or refusing to comply with this demand as part of our records. We could be subject to monetary penalties if we fail to comply with these record keeping requirements. If you fail or refuse to comply with the demands, you will be required by Treasury regulations to submit a statement with your tax return disclosing the actual ownership of the shares and other information.

In addition, a corporation generally may not elect to become a REIT unless its taxable year is the calendar year. We will adopt December 31 as our year end, and therefore satisfy this requirement.

The Code provides relief from violations of the REIT gross income requirements, as described below under “—Income Tests,” in cases where a violation is due to reasonable cause and not willful neglect, and other requirements are met, including the payment of a penalty tax that is based upon the magnitude of the violation. In addition, certain provisions of the Code extend similar relief in the case of certain violations of the REIT asset requirements (see “—Asset Tests” below) and other REIT requirements, again provided that the violation is due to reasonable cause and not willful neglect, and other conditions are met, including the payment of a penalty tax.

If we fail to satisfy any of the various REIT requirements, there can be no assurance that these relief provisions would be available to enable us to maintain our qualification as a REIT, and, if such relief provisions are available, the amount of any resultant penalty tax could be substantial.

Effect of Subsidiary Entities

Ownership of Partnership Interests. If we are a partner in an entity that is treated as a partnership for U.S. federal income tax purposes, Treasury regulations provide that we are deemed to own our proportionate share of the partnership’s assets, and to earn our proportionate share of the partnership’s income, for purposes of the asset and gross income tests applicable to REITs. Our proportionate share of a partnership’s assets and income is based on our capital interest in the partnership (except that for purposes of the 10% value test described below, our proportionate share of the partnership’s assets is based on our proportionate interest in the equity and certain debt securities issued by the partnership). In addition, the assets and gross income of the partnership are deemed to retain the same character in our hands. Thus, our proportionate share of the assets and items of income of any of our subsidiary partnerships will be treated as our assets and items of income for purposes of applying the REIT requirements. A summary of certain rules governing the U.S. federal income taxation of partnerships and their partners is provided below in “—Tax Aspects of Investments in Affiliated Partnerships.”

Disregarded Subsidiaries. If we own a corporate subsidiary that is a “qualified REIT subsidiary,” that subsidiary is generally disregarded for U.S. federal income tax purposes, and all of the subsidiary’s assets, liabilities and items of income, deduction and credit are treated as our assets, liabilities and items of income, deduction and credit, including for purposes of the gross income and asset tests applicable to REITs. A qualified REIT subsidiary is any corporation, other than a TRS as described below, that we wholly own, either directly or through one or more other qualified REIT subsidiaries or disregarded entities. Other entities that are wholly owned by us, including single member limited liability companies that have not elected to be taxed as corporations for U.S. federal income tax purposes, are also generally disregarded as separate entities for U.S. federal income tax purposes, including for purposes of the REIT income and asset tests. Disregarded subsidiaries, along with any partnerships in which we hold an equity interest, are sometimes referred to herein as “pass-through subsidiaries.”

In the event that a disregarded subsidiary of ours ceases to be wholly owned—for example, if any equity interest in the subsidiary is acquired by a person other than us or a disregarded subsidiary of ours—the subsidiary’s separate existence would no longer be disregarded for U.S. federal income tax purposes. Instead, the subsidiary would have multiple owners and would be treated as either a partnership or a taxable corporation. Such an event could, depending on the circumstances, adversely affect our ability to satisfy the various asset and gross income requirements applicable to REITs, including the requirement that REITs generally may not own, directly or indirectly, more than 10% of the securities of another corporation. See “—Asset Tests” and “—Income Tests.”

Taxable Subsidiaries. In general, we may jointly elect with a subsidiary corporation, whether or not wholly owned, to treat the subsidiary corporation as a TRS. We generally may not own more than 10% of the securities of a taxable corporation, as measured by voting power or value, unless we and such corporation elect to treat such corporation as a TRS. The separate existence of a TRS or other taxable corporation is not ignored for U.S. federal income tax purposes. Accordingly, a TRS or other taxable corporation generally would be subject to corporate income tax on its earnings, which may reduce the cash flow that we and our subsidiaries generate in the aggregate, and may reduce our ability to make distributions to our stockholders.

We are not treated as holding the assets of a TRS or other taxable subsidiary corporation or as receiving any income that the subsidiary earns. Rather, the stock issued by a taxable subsidiary to us is an asset in our hands, and we treat the dividends paid to us from such taxable subsidiary, if any, as income. This treatment can affect our income and asset test calculations, as described below. Because we do not include the assets and income of TRSs or other taxable subsidiary corporations in determining our compliance with the REIT requirements, we may use such entities to undertake indirectly activities that the REIT rules might otherwise preclude us from doing directly or through pass-through subsidiaries. For example, we could use TRSs or other taxable subsidiary corporations to conduct activities that give rise to certain categories of income or to conduct activities that, if conducted by us directly, would be treated in our hands as prohibited transactions. We may also use a TRS to earn income in respect of Excess MSRs or to invest in servicing advances.

The TRS rules limit the deductibility of interest paid or accrued by a TRS to its parent REIT to assure that the TRS is subject to an appropriate level of corporate taxation. Further, the rules impose a 100% excise tax on certain transactions involving a TRS and its parent REIT that are not conducted on an arm’s-length basis. We intend that all of our transactions with any TRS will be conducted on an arm’s-length basis.

We may hold a significant amount of assets in one or more TRSs, subject to the limitation that securities in TRSs may not represent more than 25% of our assets. In general, we intend that loans that we originate or buy with an intention of selling in a manner that might expose us to a 100% tax on “prohibited transactions” will be sold by a TRS. We anticipate that the TRS through which any such sales are made may be treated as a dealer for U.S. federal income tax purposes. As a dealer, the TRS may in general mark all the loans it holds on the last day of each taxable year to their market value, and may recognize ordinary income or loss on such loans with respect to such taxable year as if they had been sold for that value on that day. In addition, the TRS may further elect to be subject to the mark-to-market regime described above in the event that the TRS is properly classified as a “trader” as opposed to a “dealer” for U.S. federal income tax purposes.

Income Tests

In order to qualify as a REIT, we must satisfy two annual gross income requirements. First, at least 75% of our gross income for each taxable year, excluding gross income from sales of inventory or dealer property in “prohibited transactions” and certain hedging transactions, generally must be derived from investments relating to real property or mortgages on real property, including interest income derived from mortgage loans secured by real property (including, generally, certain Agency RMBS and certain types of MBS), “rents from real property,” dividends received from other REITs, and gains from the sale of real estate assets, as well as specified income from temporary investments. Second, at least 95% of our gross income in each taxable year, excluding gross income from prohibited transactions and certain hedging transactions, must be derived from some combination of income that qualifies under the 75% gross income test described above, as well as other dividends, interest, and gain from the sale or disposition of stock or securities, which need not have any relation to real property. Income and gain from certain hedging transactions will be excluded from both the numerator and the denominator for purposes of both the 75% and 95% gross income tests. See “—Derivatives and Hedging Transactions” below.

As described above, we have received a private letter ruling from the IRS substantially to the effect that interest received by us from our Excess MSRs will be considered interest on obligations secured by mortgages on real property for purposes of the 75% REIT gross income test. Although a private letter ruling from the IRS is generally binding on the IRS, if any of the assumptions of the private letter ruling, or any of the representations or statements that we have made in connection therewith, are, or become, inaccurate or incomplete in any material respect with respect to one or more Excess MSR investments, or if we acquire an Excess MSR investment with terms that are not consistent with the terms of the Excess MSR investments described in the private letter ruling, then we will not be able to rely on the private letter ruling. If we are unable to rely on the private letter ruling with respect to an Excess MSR investment, no assurance can be given as to the status of such Excess MSR investment for purposes of the 75% gross income test.

We invest in RMBS whose principal and interest payments are guaranteed by a U.S. Government agency, such as Ginnie Mae, or a GSE that are pass-through certificates. We expect that these agency pass-through certificates will be treated as interests in grantor trusts for U.S. federal income tax purposes. We will be treated as owning an undivided beneficial ownership interest in the mortgage loans held by the grantor trust. The interest on such mortgage loans will be qualifying income for purposes of the 75% gross income test to the extent that the obligation is secured by real property, as discussed below. We also may invest in CMOs representing interests in pass-through certificates or RMBS that are not issued or guaranteed by a U.S. Government agency or a GSE. We expect that our investments in CMOs and Non-Agency RMBS will be treated as interests in REMICs for U.S. federal income tax purposes. In the case of CMOs and RMBS treated as interests in a REMIC, such interests will generally qualify as real estate assets and income derived from REMIC interests will generally be treated as qualifying income for purposes of the 75% and 95% gross income tests described above. If less than 95% of the assets of a REMIC are real estate assets, however, then only a proportionate part of our interest in the REMIC and income derived from the interest will qualify for purposes of the 75% gross income test. In addition, some REMIC securitizations include imbedded interest rate swap or cap contracts or other derivative instruments that potentially could produce non-qualifying income for the stockholder of the related REMIC securities. We expect that substantially all of our income from agency mortgage investments, RMBS, and other mortgage loans will be qualifying income for purposes of the REIT gross income tests. See below under “—Asset Tests” for a discussion of the effect of such investments on our qualification as a REIT.

To the extent that we hold mortgage participations or MBS that do not represent REMIC interests, such assets may not qualify as real estate assets, and, consequently, the income generated from them might not qualify for purposes of either or both of the REIT income tests, depending upon the circumstances and the specific structure of the investment. Our ability to invest in those assets may be limited by our intention to qualify as a REIT.

Interest income constitutes qualifying mortgage interest for purposes of the 75% gross income test to the extent that the obligation upon which such interest is paid is secured by a mortgage on real property. If we receive interest income with respect to a mortgage loan that is secured by both real property and other property, and the highest principal amount of the loan outstanding during a taxable year exceeds the fair market value of the real property on the date that we acquired or originated the mortgage loan, the interest income will be apportioned between the real property and the other collateral, and our income from the arrangement will qualify for purposes of the 75% gross income test only to the extent that the interest is allocable to the real property. In addition, in certain cases (unless a safe harbor applies pursuant to IRS guidance), the modification of a debt instrument could result in the conversion of the interest paid on the instrument from qualifying income to wholly or partially non-qualifying income, which may require that we dispose of the debt instrument or contribute it to our TRS in order to satisfy the income tests described above. Moreover, the IRS has taken the position that, for purposes of the REIT income tests, the principal amount of a loan is equal to its face amount, even in situations where the loan was acquired at a significant discount. Under this position, a portion of the income generated by the instrument would not qualify for purposes of the 75% gross income test in cases where the underlying real property has declined in value. Even if a loan is not secured by real property, or is undersecured, the income that it generates may nonetheless qualify for purposes of the 95% gross income test.

We may purchase and sell Agency RMBS through TBAs and recognize income or gains from the disposition of those TBAs, through dollar roll transactions or otherwise. There is no direct authority with respect to the qualification of income or gains from dispositions of TBAs as gains from the sale of real property (including interests in real property and interests in mortgages on real property) or other qualifying income for purposes of the 75% gross income test. To the extent we enter into any TBAs in the future, we intend to treat income and gains from such TBAs as qualifying income for purposes of the 75% gross income test, based on an opinion we would expect to receive from Skadden, Arps, Slate, Meagher & Flom LLP substantially to the effect that, for purposes of the 75% REIT gross income test, any gain recognized by us in connection with the settlement of such TBAs should be treated as gain from the sale or disposition of the underlying Agency RMBS. Opinions of counsel are not binding on the IRS, and no assurance can be given that the IRS will not successfully challenge the conclusions set forth in such opinions. In addition, the opinion of Skadden, Arps, Slate, Meagher & Flom LLP would be based on various assumptions relating to such TBAs and would be conditioned upon fact-based representations and covenants made by our management regarding such TBAs. No assurance can be given that the IRS would not assert that such income is not qualifying income. If the IRS were to successfully challenge the conclusion of Skadden, Arps, Slate, Meagher & Flom LLP, we could be subject to a penalty tax or we could fail to qualify as a REIT if a sufficient portion of our income consists of income or gains from the disposition of TBAs.

We have invested in consumer loans. Our investments in consumer loans generally will not generate qualifying gross income for purposes of the 75% gross income test. However, to the extent the investments are purchased with new capital, such investments will generate qualifying gross income for purposes of both the 75% and 95%

gross income tests for one year following the receipt of such new capital. Accordingly, our ability to make and retain ownership of these kinds of investments may be limited.

The status of investments in servicing advances for purposes of the REIT income tests is uncertain, and therefore our ability to make such investments may be limited.

To the extent that the terms of a loan provide for contingent interest that is based on the cash proceeds realized upon the sale of the property securing the loan, income attributable to the participation feature will be treated as gain from sale of the underlying property, which generally will be qualifying income for purposes of both the 75% and 95% gross income tests provided that the property is not held as inventory or dealer property. To the extent that we derive interest income from a mortgage loan, or income from the rental of real property, where all or a portion of the amount of interest or rental income payable is contingent, such income generally will qualify for purposes of the gross income tests only if it is based upon the gross receipts or sales, and not the net income or profits, of the borrower or lessee. This limitation does not apply, however, where the borrower or lessee leases substantially all of its interest in the property to tenants or subtenants, to the extent that the rental income derived by the borrower or lessee, as the case may be, would qualify as rents from real property had we earned the income directly.

We may invest in mezzanine loans, which are loans secured by equity interests in an entity that directly or indirectly owns real property, rather than by a direct mortgage of the real property. The IRS has issued Revenue Procedure 2003-65, which provides a safe harbor applicable to mezzanine loans. Under the Revenue Procedure, if a mezzanine loan meets each of the requirements contained in the Revenue Procedure, (1) the mezzanine loan will be treated by the IRS as a real estate asset for purposes of the asset tests described below, and (2) interest derived from the mezzanine loan will be treated as qualifying mortgage interest for purposes of the 75% gross income test. Although the Revenue Procedure provides a safe harbor on which taxpayers may rely, it does not prescribe rules of substantive tax law. We intend to structure any investments in mezzanine loans in a manner that complies with the various requirements applicable to our qualification as a REIT. To the extent that any of our mezzanine loans do not meet all of the requirements for reliance on the safe harbor set forth in the Revenue Procedure, however, there can be no assurance that the IRS will not challenge the tax treatment of these loans.

We may hold certain participation interests, including B-Notes, in mortgage loans and other instruments. Such interests in an underlying loan are created by virtue of a participation or similar agreement to which the originator of the loan is a party, along with one or more participants. The borrower on the underlying loan is typically not a party to the participation agreement. The performance of this investment depends upon the performance of the underlying loan, and if the underlying borrower defaults, the participant typically has no recourse against the originator of the loan. The originator often retains a senior position in the underlying loan, and grants junior participations which absorb losses first in the event of a default by the borrower. We intend that any participation interests in which we may invest will qualify as real estate assets for purposes of the REIT asset tests described below, and that any interest that we derive from such investments will be treated as qualifying mortgage interest for purposes of the 75% gross income test. The appropriate treatment of participation interests for U.S. federal income tax purposes is not entirely certain, however, and no assurance can be given that the IRS will not challenge our treatment of our participation interests. In the event of a determination that such participation interests do not qualify as real estate assets, or that the income that we derive from such participation interests does not qualify as mortgage interest for purposes of the REIT asset and income tests, we could be subject to a penalty tax, or could fail to qualify as a REIT, if we were to invest in such participation interests. See “—Taxation of REITs in General,” “—Requirements for Qualification-General,” “—Asset Tests” and “—Failure to Qualify.”

Rents received by us, if any, will qualify as “rents from real property” in satisfying the gross income requirements described above only if several conditions are met. If rent is partly attributable to personal property leased in connection with a lease of real property, the portion of the rent that is attributable to the personal property will not qualify as “rents from real property” unless it constitutes 15% or less of the total rent received under the lease. In addition, the amount of rent must not be based in whole or in part on the income or profits of any person. Amounts received as rent, however, generally will not be excluded from rents from real property solely by reason of being based on fixed percentages of gross receipts or sales. Moreover, for rents received by us, if any, to qualify as “rents from real property,” we generally must not operate or manage the property or furnish or render services to the tenants of such property, other than through an “independent contractor” from which we derive no revenue. We are permitted, however, to perform services that are “usually or customarily rendered” in connection with the rental of space for occupancy only and which are not otherwise considered rendered to the occupant of the property. In addition, we may directly or indirectly provide non-customary services to tenants of our properties without disqualifying all of the rent from the property if the payments for such services does not exceed 1% of the total gross income from the property. For purposes of this test, we are deemed to have received income from such non-customary services in an amount at least 150% of the direct cost of providing the services. Moreover, we are generally permitted to provide services to tenants or others through a TRS without disqualifying the rental income received from tenants for purposes of the income tests. Also, rental income will qualify as rents from real property only to the extent that we do not directly or constructively hold a 10% or greater interest, as measured by vote or value, in the lessee’s equity.

We may directly or indirectly receive distributions from TRSs or other corporations that are not REITs or qualified REIT subsidiaries. These distributions generally are treated as dividend income to the extent of the earnings and profits of the distributing corporation. Such distributions will generally constitute qualifying income for purposes of the 95% gross income test, but not for purposes of the 75% gross income test. Any dividends that we receive from a REIT, however, will be qualifying income for purposes of both the 95% and 75% gross income tests.

Fees will generally be qualifying income for purposes of both the 75% and 95% gross income tests if they are received in consideration for entering into an agreement to make a loan secured by real property and the fees are not determined by income and profits. Other fees generally will not be qualifying income for purposes of either gross income test and will not be favorably counted for purposes of either gross income test. Any fees earned by a TRS will not be included for purposes of the gross income tests.

Any income or gain that we or our pass-through subsidiaries derive from instruments that hedge certain risks, such as the risk of changes in interest rates, will be excluded from gross income for purposes of both the 75% and the 95% gross income tests, provided that specified requirements are met, including the requirement that the instrument hedge risks associated with our indebtedness that is incurred to acquire or carry “real estate assets” or risks associated with certain currency fluctuations (as described below under “—Asset Tests”), and the instrument is properly identified as a hedge along with the risk that it hedges within prescribed time periods.

If we fail to satisfy one or both of the 75% or 95% gross income tests for any taxable year, we may still qualify as a REIT for the year if we are entitled to relief under applicable provisions of the Code. Those relief provisions generally will be available if our failure to meet the gross income tests was due to reasonable cause and not due to willful neglect and we file a schedule of the sources of our gross income in accordance with Treasury regulations. It is not possible to state whether we would be entitled to the benefit of these relief provisions in all circumstances. If these relief provisions are inapplicable to a particular set of circumstances, we will not qualify as a REIT. As discussed above under “—Taxation of REITs in General,” even where these relief provisions apply, the Code imposes a tax based upon the amount by which we fail to satisfy the particular gross income test.

Asset Tests

At the close of each calendar quarter, we must also satisfy four tests relating to the nature of our assets. First, at least 75% of the value of our total assets must be represented by some combination of “real estate assets,” cash, cash items, U.S. government securities, and, under some circumstances, stock or debt instruments purchased with new capital. For this purpose, real estate assets include interests in real property, such as land, buildings, leasehold interests in real property, stock of other corporations that qualify as REITs, and some kinds of MBS and mortgage loans. Assets that do not qualify for purposes of the 75% asset test are subject to the additional asset tests described below.

Second, the value of any one issuer’s securities that we own may not exceed 5% of the value of our total assets. Third, we may not own more than 10% of any one issuer’s outstanding securities, as measured by either voting power or value. The 5% and 10% asset tests do not apply to real estate assets, securities of TRSs, and qualified REIT subsidiaries and the value prong of the 10% asset test does not apply to “straight debt” having specified characteristics and to certain other securities described below. Solely for purposes of the 10% asset test, the determination of our interest in the assets of a partnership or limited liability company in which we own an interest will be based on our proportionate interest in any securities issued by the partnership or limited liability company, excluding for this purpose certain securities described in the Code. Fourth, the aggregate value of all securities of TRSs that we hold may not exceed 25% of the value of our total assets.

Notwithstanding the general rule, as noted above, that for purposes of the REIT income and asset tests, we are treated as owning our proportionate share of the underlying assets of a subsidiary partnership, if we hold indebtedness issued by a partnership, the indebtedness will be subject to, and may cause a violation of, the asset tests unless the indebtedness is a qualifying mortgage asset, or other conditions are met. Similarly, although stock of another REIT is a qualifying asset for purposes of the REIT asset tests, any non-mortgage debt that is issued by another REIT may not so qualify (such debt, however, will not be treated as a “security” for purposes of the 10% value test, as explained below).

The Code provides that certain securities will not cause a violation of the 10% value test described above. Such securities include instruments that constitute “straight debt,” which includes, among other things, securities having certain contingency features. A security does not qualify as “straight debt” where a REIT (or a controlled TRS of the REIT) owns other securities of the same issuer which do not qualify as straight debt, unless the value of those other securities constitute, in the aggregate, 1% or less of the total value of that issuer’s outstanding securities. In addition to straight debt, the Code provides that certain other securities will not violate the 10% value test. Such securities include (a) any loan made to an individual or an estate, (b) certain rental agreements pursuant to which one or more payments are to be made in subsequent years (other than agreements between a REIT and certain persons related to the REIT under attribution rules), (c) any obligation to pay rents from real property, (d) securities issued by governmental entities that are not dependent in whole or in part on the profits of (or payments made by) a non-governmental entity, (e) any security (including debt securities) issued by another REIT, and (f) any debt instrument issued by a partnership if the partnership’s income is of a nature that it would satisfy the 75% gross income test described above under “—Income Tests.” The Code also provides that in applying the 10% value test, a debt security issued by a partnership is not taken into account to the extent, if any, of the REIT’s proportionate interest in that partnership.

As described above, we have received a private letter ruling from the IRS substantially to the effect that our Excess MSRs represent interests in mortgages on real property and thus are qualifying “real estate assets” for purposes of the 75% REIT asset test. Although a private letter ruling from the IRS is generally binding on the IRS, if any of the assumptions of the private letter ruling, or any of the representations or statements that we have made in connection therewith, are, or become, inaccurate or incomplete in any material respect with respect to one or more Excess MSR investments, or if we acquire an Excess MSR investment with terms that are not consistent with the terms of the Excess MSR investments described in the private letter ruling, then we will not be able to rely on the private letter ruling. If we are unable to rely on the private letter ruling with respect to an Excess MSR investment, no assurance can be given as to the status of such Excess MSR investment for purposes of the 75% asset test.

We invest in RMBS whose principal and interest payments are guaranteed by a U.S. Government agency, such as Ginnie Mae, or a GSE, that are pass-through certificates. We expect that these agency pass-through certificates will be treated as interests in grantor trusts for U.S. federal income tax purposes. We will be treated as owning an undivided beneficial ownership interest in the mortgage loans held by the grantor trust.

We also may invest in CMOs representing interests in agency pass-through certificates and RMBS that are not issued or guaranteed by a U.S. Government agency or a GSE. We expect that our investments in CMOs and Non-Agency RMBS will be treated as interests in REMICs for U.S. federal income tax purposes. Such interests will generally qualify as real estate assets, and income derived from REMIC interests will generally be treated as qualifying income for purposes of the REIT income tests described above. If less than 95% of the assets of a REMIC are real estate assets, however, then only a proportionate part of our interest in the REMIC and income derived from the interest qualifies for purposes of the REIT asset and income tests.

To the extent that we hold mortgage participations or MBS that do not represent REMIC interests, such assets may not qualify as real estate assets, depending upon the circumstances and the specific structure of the investment. Our ability to invest in those assets may be limited by our intention to qualify as a REIT.

In addition, in certain cases (unless a safe harbor applies pursuant to IRS guidance), the modification of a debt instrument or, potentially, an increase in the value of a debt instrument that we acquired at a significant discount, could result in the conversion of the instrument from a qualifying real estate asset to a wholly or partially non-qualifying asset that must be contributed to a TRS or disposed of in order for us to satisfy the asset tests described above.

We may purchase and sell Agency RMBS through TBAs. There is no direct authority with respect to the qualification of TBAs as real estate assets or Government securities for purposes of the 75% asset test. To the extent we enter into any TBAs in the future, we intend to treat such TBAs as qualifying assets for purposes of the 75% asset test, based on an opinion we would expect to receive from Skadden, Arps, Slate, Meagher & Flom LLP substantially to the effect that, for purposes of the REIT asset tests, our ownership of a TBA should be treated as ownership of the underlying Agency RMBS. Opinions of counsel are not binding on the IRS, and no assurance can be given that the IRS will not successfully challenge the conclusions set forth in such opinions. In addition, the opinion of Skadden, Arps, Slate, Meagher & Flom LLP would be based on various assumptions relating to such TBAs and would be conditioned upon fact-based representations and covenants made by our management regarding such TBAs. No assurance can be given that the IRS would not assert that such assets are not qualifying assets. If the IRS were to successfully challenge the conclusion of Skadden, Arps, Slate, Meagher & Flom LLP, we could be subject to a penalty tax or we could fail to qualify as a REIT if a sufficient portion of our assets consists of TBAs.

We have invested in consumer loans. Our investments in consumer loans generally will not be qualifying real estate assets for purposes of the 75% asset test. However, to the extent the investments are purchased with new capital, such investments will be qualifying real estate assets for purposes of the 75% asset test for one year following the receipt of such new capital. Accordingly, our ability to make and retain ownership of these kinds of investments may be limited.

The status of investments in servicing advances for purposes of the REIT asset tests is uncertain, and therefore our ability to make such investments may be limited.

If we hold a “residual interest” in a REMIC from which we derive “excess inclusion income,” we will be required to either distribute the excess inclusion income or pay tax on it (or a combination of the two), even though we may not receive the income in cash. To the extent that distributed excess inclusion income is allocable to a particular stockholder, the income (1) would not be allowed to be offset by any net operating losses otherwise available to the stockholder, (2) would be subject to tax as unrelated business taxable income in the hands of most types of stockholders that are otherwise generally exempt from U.S. federal income tax, and (3) would result in the application of U.S. federal income tax withholding at the maximum rate (30%), without reduction pursuant to any otherwise applicable income tax treaty or other exemption, to the extent allocable to most types of non-U.S. holders. Moreover, any excess inclusion income that we receive that is allocable to specified categories of tax-exempt investors which are not subject to unrelated business income tax, such as government entities or charitable remainder trusts, may be subject to corporate-level income tax in our hands, whether or not it is distributed. See “—Taxable Mortgage Pools and Excess Inclusion Income.”

In addition, certain of our mezzanine loans may qualify for the safe harbor in Revenue Procedure 2003-65 pursuant to which certain loans secured by a first priority security interest in ownership interests in a partnership or limited liability company will be treated as qualifying assets for purposes of the 75% real estate asset test and the 10% vote or value test. See “—Income Tests.” We may make some mezzanine loans that do not qualify for that safe harbor and that do not qualify as “straight debt” securities or for one of the other exclusions from the definition of “securities” for purposes of the 10% value test. We intend to make such investments in such a manner as not to fail the asset tests described above, and we believe that our existing investments satisfy such requirements. We believe that our holdings of securities and other assets will comply with the foregoing REIT asset requirements, and we intend to monitor compliance on an ongoing basis.

We have entered into sale and repurchase agreements under which we nominally sell certain of our Agency RMBS to a counterparty and simultaneously enter into an agreement to repurchase the sold assets in exchange for a purchase price that reflects a financing charge. We believe that we are treated for REIT asset and income test purposes as the owner of the Agency RMBS that are the subject of any such agreement notwithstanding that such agreements may transfer record ownership of the assets to the counterparty during the term of the agreement. It is possible, however, that the IRS could assert that we do not own the Agency RMBS during the term of the sale and repurchase agreement, in which case we could fail to qualify as a REIT.

Independent valuations have not been obtained to support our conclusions as to the value of all of our assets. Moreover, values of some assets, including instruments issued in securitization transactions, may not be susceptible to a precise determination, and values are subject to change in the future. Furthermore, the proper classification of an instrument as debt or equity for U.S. federal income tax purposes may be uncertain in some circumstances, which could affect the application of the REIT asset requirements. Accordingly, there can be no assurance that the IRS will not contend that our interests in our subsidiaries or in the securities of other issuers will not cause a violation of the REIT asset tests.

The Code contains a number of relief provisions that make it easier for REITs to satisfy the asset requirements, or to maintain REIT qualification notwithstanding certain violations of the asset and other requirements. One such provision allows a REIT which fails one or more of the asset requirements to nevertheless maintain its REIT qualification if (1) the REIT provides the IRS with a description of each asset causing the failure, (2) the failure is due to reasonable cause and not willful neglect, (3) the REIT pays a tax equal to the greater of (a) $50,000 per failure, and (b) the product of the net income generated by the assets that caused the failure multiplied by the highest applicable corporate tax rate (currently 35%), and (4) the REIT either disposes of the assets causing the failure within 6 months after the last day of the quarter in which it identifies the failure, or otherwise satisfies the relevant asset tests within that time frame. A second relief provision applies to de minimis violations of the 10% and 5% asset tests. A REIT may maintain its qualification despite a violation of such requirements if (a) the value of the assets causing the violation does not exceed the lesser of 1% of the REIT’s total assets, and $10,000,000, and (b) the REIT either disposes of the assets causing the failure within 6 months after the last day of the quarter in which it identifies the failure, or the relevant tests are otherwise satisfied within that time frame.

If we fail to satisfy the asset tests at the end of a calendar quarter, such a failure would not cause us to lose our REIT qualification if we (1) satisfied the asset tests at the close of the preceding calendar quarter and (2) the discrepancy between the value of our assets and the asset requirements was not wholly or partly caused by an acquisition of non-qualifying assets, but instead arose from changes in the market value of our assets. If the condition described in (2) were not satisfied, we still could avoid disqualification by eliminating any discrepancy within 30 days after the close of the calendar quarter in which it arose or by making use of relief provisions described below. No assurance can be given that we would qualify for relief under those provisions.

Annual Distribution Requirements

In order to qualify as a REIT, we are required to distribute dividends, other than capital gain dividends, to our stockholders in an amount at least equal to:

(a)	the sum of

(1)	90% of our “REIT taxable income,” computed without regard to our net capital gains and the deduction for dividends paid, and

(2)	90% of our net income, if any, (after tax) from foreclosure property (as described below), minus

(b)	the sum of specified items of noncash income.

We generally must make these distributions in the taxable year to which they relate, or in the following taxable year if declared before we timely file our tax return for the year and if paid with or before the first regular dividend payment after such declaration. In addition, any dividend declared by us in October, November, or December of any year and payable to a stockholder of record on a specified date in any such month will be treated as both paid by us and received by the stockholder on December 31 of such year, so long as the dividend is actually paid by us before the end of January of the next calendar year. In order for distributions to be counted as satisfying the annual distribution requirement, and to give rise to a tax deduction for us, the distributions must not be “preferential dividends.” A dividend is not a preferential dividend if the distribution is (1) pro rata among all outstanding shares of stock within a particular class, and (2) in accordance with the preferences among different classes of stock as set forth in our organizational documents.

To the extent that we distribute at least 90%, but less than 100%, of our “REIT taxable income,” as adjusted, we will be subject to tax at ordinary corporate tax rates on the retained portion. We may elect to retain, rather than distribute, our net long-term capital gains and pay tax on such gains. In this case, we could elect for our stockholders to include their proportionate shares of such undistributed long-term capital gains in income, and to receive a corresponding credit for their share of the tax that we paid. Our stockholders would then increase their adjusted basis of their stock by the difference between (a) the amounts of capital gain dividends that we designated and that they include in their taxable income, and (b) the tax that we paid on their behalf with respect to that income.

To the extent that in the future we may have available net operating losses carried forward from prior tax years, such losses may reduce the amount of distributions that we must make in order to comply with the REIT distribution requirements. Such losses, however, will generally not affect the character of any distributions that are actually made as ordinary dividends or capital gains. See “—Taxation of Stockholders—Taxation of Taxable Domestic Holders—Distributions.”

If we should fail to distribute during each calendar year at least the sum of (a) 85% of our REIT ordinary income for such year, (b) 95% of our REIT capital gain net income for such year, and (c) any undistributed taxable income from prior periods, we would be subject to a non-deductible 4% excise tax on the excess of such required distribution over the sum of (x) the amounts actually distributed, plus (y) the amounts of income we retained and on which we have paid corporate income tax.

It is possible that, from time to time, we may not have sufficient cash to meet the distribution requirements due to timing differences between (a) our actual receipt of cash, including receipt of distributions from our subsidiaries, and (b) our inclusion of items in income for U.S. federal income tax purposes. Other potential sources of non-cash taxable income include:

•	Excess MSRs,

•	loans or MBS held as assets that are issued at a discount and require the accrual of taxable economic interest in advance of receipt in cash,

•	loans on which the borrower is permitted to defer cash payments of interest, and distressed loans on which we may be required to accrue taxable interest income even though the borrower is unable to make current servicing payments in cash,

•	real estate securities that are financed through securitization structures, and

•	“residual interests” in REMICs or taxable mortgage pools.

Based on IRS guidance concerning the classification of Excess MSRs, we intend to treat our Excess MSRs as ownership interests in the interest payments made on the underlying pool of mortgage loans, akin to an “interest only” strip. Under this treatment, for purposes of determining the amount and timing of taxable income, each Excess MSR is treated as a bond that was issued with original issue discount on the date we acquired such Excess MSR. In general, we will be required to accrue original issue discount based on the constant yield to maturity of each Excess MSR, and to treat such original issue discount as taxable income in accordance with the applicable U.S. federal income tax rules. The constant yield of an Excess MSR will be determined, and we will be taxed based on, a prepayment assumption regarding future payments due on the mortgage loans underlying the Excess MSR. If the mortgage loans underlying an Excess MSR prepay at a rate different than that under the prepayment assumption, our recognition of original issue discount will be either increased or decreased depending on the circumstances. Thus, in a particular taxable year, we may be required to accrue an amount of income in respect of an Excess MSR that exceeds the amount of cash collected in respect of that Excess MSR. Furthermore, it is possible that, over the life of the investment in an Excess MSR, the total amount we pay for, and accrue with respect to, the Excess MSR may exceed the total amount we collect on such Excess MSR. No assurance can be given that we will be entitled to an ordinary loss or deduction for such excess, meaning that we may not be able to use any such loss or deduction to offset original issue discount recognized with respect to our Excess MSRs or other ordinary income recognized by us. As a result of this potential mismatch in character between the income and losses generated by our Excess MSRs, our REIT taxable income may be higher than it otherwise would have been in the absence of that mismatch, in which case we would be required to distribute larger amounts to our stockholders in order to maintain our status as a REIT.

Other debt instruments that we may acquire, including consumer loans, may be issued with, or treated as issued with, original issue discount. Those instruments would be subject to the same original issue discount accrual and income computations which are described above with regard to Excess MSRs.

We may acquire debt instruments in the secondary market for less than their face amount. The amount of such discount will generally be treated as “market discount” for U.S. federal income tax purposes. If we so elect, accrued market discount will be recognized as taxable income over our holding period in the instrument in advance of the receipt of cash. If we collect less on the debt instrument than our purchase price plus the market discount we had previously reported as income, we may not be able to benefit from any offsetting loss deductions.

In addition, we may acquire debt investments that are subsequently modified by agreement with the borrower. If the amendments to the outstanding debt are “significant modifications” under the applicable Treasury regulations, the modified debt may be considered to have been reissued to us in a debt-for-debt exchange with the borrower. In that event, we may be required to recognize taxable gain to the extent the principal amount of the modified debt exceeds our adjusted tax basis in the unmodified debt, even if the value of the debt or the payment expectations have not changed. Following such a taxable modification, we would hold the modified loan with a cost basis equal to its principal amount for U.S. federal tax purposes. To the extent that such modifications are made with respect to a debt instrument held by a TRS that is treated as a dealer or trader and that makes an election to use mark-to-market accounting, such TRS would be required at the end of each taxable year, including the taxable year in which any such modification were made, to mark the modified debt instrument to its fair market value as if the debt instrument were sold. In that case, the TRS could recognize a loss at the end of the taxable year in which the modifications were made to the extent that the fair market value of such debt instrument at such time was less than the instrument’s tax basis.

Moreover, in the event that any debt instruments or MBS acquired by us are delinquent as to mandatory principal and interest payments, or in the event payments with respect to a particular debt instrument are not made when due, we may nonetheless be required to continue to recognize the unpaid interest as taxable income. Similarly, we may be required to accrue interest income with respect to subordinate MBS at the stated rate regardless of whether corresponding cash payments are received.

Differences in timing between the recognition of taxable income and the actual receipt of cash could require us to (i) sell assets, (ii) borrow funds on a short-term or long-term basis, or (iii) pay dividends in the form of taxable in-kind distributions of property, to meet the 90% distribution requirement. Alternatively, we may declare a taxable distribution payable in cash or stock at the election of each stockholder, where the aggregate amount of cash to be distributed in such distribution may be subject to limitation. In such case, for U.S. federal income tax purposes, the amount of the distribution paid in stock will be equal to the amount of cash that could have been received instead of stock.

We may be able to rectify a failure to meet the distribution requirements for a year by paying “deficiency dividends” to stockholders in a later year, which may be included in our deduction for dividends paid for the earlier year. In this case, we may be able to avoid losing REIT status or being taxed on amounts distributed as deficiency dividends. We will be required to pay interest and a penalty based on the amount of any deduction taken for deficiency dividends.

Failure to Qualify

If we fail to satisfy one or more requirements for REIT qualification other than the gross income or asset tests, we could avoid disqualification if our failure is due to reasonable cause and not to willful neglect and we pay a penalty of $50,000 for each such failure. Relief provisions are available for failures of the income tests and asset tests, as described above in “—Income Tests” and “—Asset Tests.”

If we fail to qualify for taxation as a REIT in any taxable year, and the relief provisions described above do not apply, we would be subject to tax, including any applicable alternative minimum tax, on our taxable income at regular corporate rates. We cannot deduct distributions to stockholders in any year in which we are not a REIT, nor would we be required to make distributions in such a year. In this situation, to the extent of current and accumulated earnings and profits, distributions to domestic holders that are individuals, trusts and estates would generally be taxable at capital gains rates. In addition, subject to the limitations of the Code, corporate distributees may be eligible for the dividends received deduction. Unless we are entitled to relief under specific statutory provisions, we would also be disqualified from re-electing to be taxed as a REIT for the four taxable years following the year during which we lost qualification. It is not possible to state whether, in all circumstances, we would be entitled to this statutory relief. The rule against re-electing REIT status following a loss of such status would also apply to us if Newcastle fails to qualify as a REIT, and we are treated as a successor to Newcastle for U.S. federal income tax purposes. Although, as described under the heading “Certain Relationships and Transactions with Related Persons, Affiliates and Affiliated Entities,” Newcastle represented in the Separation and Distribution Agreement that it has no knowledge of any fact or circumstance that would cause us to fail to qualify as a REIT, and covenanted in the Separation and Distribution Agreement to use its reasonable best efforts to maintain its REIT status for each of Newcastle’s taxable years ending on or before December 31, 2014 (unless Newcastle obtains an opinion from a nationally recognized tax counsel or a private letter ruling from the IRS to the effect that Newcastle’s failure to maintain its REIT status will not cause us to fail to qualify as a REIT under the successor REIT rule referred to above), no assurance can be given that such representation and covenant would prevent us from failing to qualify as a REIT. Although, in the event of a breach, we may be able to seek damages from Newcastle, there can be no assurance that such damages, if any, would appropriately compensate us. In addition, if Newcastle were to fail to qualify as a REIT despite its reasonable best efforts, we would have no claim against Newcastle.

Prohibited Transactions

Net income that we derive from a prohibited transaction is subject to a 100% tax. The term “prohibited transaction” generally includes a sale or other disposition of property (other than foreclosure property, as discussed below) that is held primarily for sale to customers in the ordinary course of a trade or business. We intend to conduct our operations so that no asset that we own (or are treated as owning) will be treated as, or as having been, held for sale to customers, and that a sale of any such asset will not be treated as having been in the ordinary course of our business. Whether property is held “primarily for sale to customers in the ordinary course of a trade or business” depends on the particular facts and circumstances. No assurance can be given that any property that we sell will not be treated as property held for sale to customers, or that we can comply with certain safe-harbor provisions of the Code that would prevent such treatment. The 100% tax does not apply to gains from the sale of property that is held through a TRS or other taxable corporation, although such income will be subject to tax in the hands of the corporation at regular corporate rates.

Foreclosure Property

Foreclosure property is real property and any personal property incident to such real property (1) that we acquire as the result of having bid in the property at foreclosure, or having otherwise reduced the property to ownership or possession by agreement or process of law, after a default (or upon imminent default) on a lease of the property or a mortgage loan held by us and secured by the property, (2) for which we acquired the related loan or lease at a time when default was not imminent or anticipated, and (3) with respect to which we made a proper election to treat the property as foreclosure property. We generally will be subject to tax at the maximum corporate rate (currently 35%) on any net income from foreclosure property, including any gain from the disposition of the foreclosure property, other than income that would otherwise be qualifying income for purposes of the 75% gross income test. Any gain from the sale of property for which a foreclosure property election has been made will not be subject to the 100% tax on gains from prohibited transactions described above, even if the property would otherwise constitute inventory or dealer property.

Derivatives and Hedging Transactions

We and our subsidiaries may in the future enter into hedging transactions with respect to interest rate exposure on one or more assets or liabilities. Any such hedging transactions could take a variety of forms, including the use of derivative instruments such as interest rate swap contracts, interest rate cap or floor contracts, futures or forward contracts, including short positions in TBA contracts, and options. To the extent that we or a pass-through subsidiary enter into a hedging transaction to reduce interest rate risk on indebtedness incurred to acquire or carry real estate assets or risks associated with certain currency fluctuations and the instrument is properly identified as a hedge along with the risk it hedges within prescribed time periods, any periodic income from the instrument, or gain from the disposition of such instrument, would not be treated as gross income for purposes of the REIT 75% and 95% gross income tests. To the extent that we hedge in certain other situations, the resultant income may be treated as income that does not qualify under the 75% or 95% gross income tests. We intend to structure any hedging transactions in a manner that does not jeopardize our status as a REIT. We may conduct some or all of our hedging activities through a TRS or other corporate entity, the income from which may be subject to U.S. federal income tax, rather than by participating in the arrangements directly or through pass-through subsidiaries.

No assurance can be given, however, that our hedging activities will not give rise to income that does not qualify for purposes of the REIT gross income tests, or that our hedging activities will not adversely affect our ability to satisfy the REIT qualification requirements.

Taxable Mortgage Pools and Excess Inclusion Income

An entity, or a portion of an entity, may be classified as a taxable mortgage pool (“TMP”) under the Code if:

•	substantially all of its assets consist of debt obligations or interests in debt obligations,

•	more than 50% of those debt obligations are real estate mortgages or interests in real estate mortgages as of specified testing dates,

•	the entity has issued debt obligations (liabilities) that have two or more maturities, and

•	the payments required to be made by the entity on its debt obligations (liabilities) “bear a relationship” to the payments to be received by the entity on the debt obligations that it holds as assets.

Under regulations issued by the U.S. Treasury Department, if less than 80% of the assets of an entity (or a portion of an entity) consist of debt obligations, these debt obligations are considered not to comprise “substantially all” of its assets, and therefore the entity would not be treated as a TMP. We may enter into financing and securitization arrangements that are classified as TMPs, with the consequences as described below.

Where an entity, or a portion of an entity, is classified as a TMP, it is generally treated as a taxable corporation for U.S. federal income tax purposes. In the case of a REIT, or a portion of a REIT, or a disregarded subsidiary of a REIT, that is a TMP, however, special rules apply. The TMP is not treated as a corporation that is subject to corporate income tax, and the TMP classification does not directly affect the tax status of the REIT. Rather, the consequences of the TMP classification would, in general, except as described below, be limited to the stockholders of the REIT.

A portion of the REIT’s income from the TMP arrangement, which might be non-cash accrued income, could be treated as “excess inclusion income.” Under IRS guidance, the REIT’s excess inclusion income, including any excess inclusion income from a residual interest in a REMIC, must be allocated among its stockholders in proportion to dividends paid. The REIT is required to notify stockholders of the amount of “excess inclusion income” allocated to them. A stockholder’s share of excess inclusion income:

•	cannot be offset by any net operating losses otherwise available to the stockholder,

•	is subject to tax as unrelated business taxable income in the hands of most types of stockholders that are otherwise generally exempt from U.S. federal income tax, and

•	results in the application of U.S. federal income tax withholding at the maximum rate (30%), without reduction for any otherwise applicable income tax treaty or other exemption, to the extent allocable to most types of non-U.S. holders.

See “—Taxation of Stockholders.” Under IRS guidance, to the extent that excess inclusion income is allocated to a tax-exempt stockholder of a REIT that is not subject to unrelated business income tax (such as a government entity or charitable remainder trust), the REIT may be subject to tax on this income at the highest applicable corporate tax rate (currently 35%). In that case, the REIT could reduce distributions to such stockholders by the amount of such tax paid by the REIT attributable to such stockholder’s ownership. Treasury regulations provide that such a reduction in distributions does not give rise to a preferential dividend that could adversely affect the REIT’s compliance with its distribution requirements. See “—Annual Distribution Requirements.” The manner in which excess inclusion income is calculated, or would be allocated to stockholders, including allocations among shares of different classes of stock, is not clear under current law. As required by IRS guidance, we intend to make such determinations using a reasonable method. Tax-exempt investors, foreign investors and taxpayers with net operating losses should carefully consider the tax consequences described above, and are urged to consult their tax advisors.

If a subsidiary partnership of ours that we do not wholly-own, directly or through one or more disregarded entities, were a TMP, the foregoing rules would not apply. Rather, the partnership that is a TMP would be treated as a corporation for U.S. federal income tax purposes, and potentially would be subject to corporate income tax or withholding tax. In addition, this characterization would alter our income and asset test calculations, and could adversely affect our compliance with those requirements. We intend to monitor the structure of any TMPs in which we have an interest to ensure that they will not adversely affect our status as a REIT.

Tax Aspects of Investments in Affiliated Partnerships

General

We may hold investments through entities that are classified as partnerships for U.S. federal income tax purposes. In general, partnerships are “pass-through” entities that are not subject to U.S. federal income tax. Rather, partners are allocated their proportionate shares of the items of income, gain, loss, deduction and credit of a partnership, and are potentially subject to tax on these items, without regard to whether the partners receive a distribution from the partnership. We will include in our income our proportionate share of these partnership items for purposes of the various REIT income tests and in computation of our REIT taxable income. Moreover, for purposes of the REIT asset tests, we will include in our calculations our proportionate share of any assets held by subsidiary partnerships. Our proportionate share of a partnership’s assets and income is based on our capital interest in the partnership (except that for purposes of the 10% value test, our proportionate share is based on our proportionate interest in the equity and certain debt securities issued by the partnership). See “Taxation of New Residential—Effect of Subsidiary Entities—Ownership of Partnership Interests.”

Entity Classification

Any investment in partnerships involves special tax considerations, including the possibility of a challenge by the IRS of the status of any subsidiary partnership as a partnership, as opposed to an association taxable as a corporation, for U.S. federal income tax purposes (for example, if the IRS were to assert that a subsidiary partnership is a TMP). See “Taxation of New Residential—Taxable Mortgage Pools and Excess Inclusion Income.” If any of these entities were treated as an association for U.S. federal income tax purposes, it would be taxable as a corporation and therefore could be subject to an entity-level tax on its income. In such a situation, the character of our assets and items of gross income would change and could preclude us from satisfying the REIT asset tests or the gross income tests as discussed in “—Taxation of New Residential—Asset Tests” and “—Income Tests,” and in turn could prevent us from qualifying as a REIT, unless we are eligible for relief from the violation pursuant to relief provisions described above. See “—Taxation of New Residential—Asset Tests,” “—Income Test” and “—Failure to Qualify,” above, for discussion of the effect of failure to satisfy the REIT tests for a taxable year, and of the relief provisions. In addition, any change in the status of any subsidiary partnership for tax purposes might be treated as a taxable event, in which case we could have taxable income that is subject to the REIT distribution requirements without receiving any cash.

Tax Allocations with Respect to Partnership Properties

Under the Code and the Treasury regulations, income, gain, loss and deduction attributable to appreciated or depreciated property that is contributed to a partnership in exchange for an interest in the partnership must be allocated for tax purposes so that the contributing partner is charged with, or benefits from, the unrealized gain or unrealized loss associated with the property at the time of the contribution. The amount of the unrealized gain or unrealized loss is generally equal to the difference between the fair market value of the contributed property at the time of contribution, and the adjusted tax basis of such property at the time of contribution. Such allocations are solely for U.S. federal income tax purposes and do not affect the book capital accounts or other economic or legal arrangements among the partners.

To the extent that any of our subsidiary partnerships acquires appreciated (or depreciated) properties by way of capital contributions from its partners, allocations would need to be made in a manner consistent with these requirements. Where a partner contributes cash to a partnership at a time that the partnership holds appreciated (or depreciated) property, the Treasury regulations provide for a similar allocation of these items to the other (i.e., non-contributing) partners. These rules may apply to a contribution that we make to any subsidiary partnerships of the cash proceeds received in offerings of our stock. As a result, the partners of our subsidiary partnerships, including us, could be allocated greater or lesser amounts of depreciation and taxable income in respect of a partnership’s properties than would be the case if all of the partnership’s assets (including any contributed assets) had a tax basis equal to their fair market values at the time of any contributions to that partnership. This could cause us to recognize, over a period of time, taxable income in excess of cash flow from the partnership, which might adversely affect our ability to comply with the REIT distribution requirements discussed above.

Taxation of Stockholders

Taxation of Taxable Domestic Holders

Distributions. As a REIT, the distributions that we make to our taxable domestic holders out of current or accumulated earnings and profits that we do not designate as capital gain dividends will generally be taken into account by stockholders as ordinary income and will not be eligible for the dividends received deduction for corporations. With limited exceptions, our dividends are not eligible for taxation at the preferential income tax rates for qualified dividends received by domestic holders that are individuals, trusts and estates from taxable C corporations. Such stockholders, however, are taxed at the preferential rates on dividends designated by and received from REITs to the extent that the dividends are attributable to

•	income retained by the REIT in the prior taxable year on which the REIT was subject to corporate level income tax (less the amount of tax),

•	dividends received by the REIT from TRSs or other taxable C corporations, or

•	income in the prior taxable year from the sales of “built-in gain” property acquired by the REIT from C corporations in carryover basis transactions (less the amount of corporate tax on such income).

Distributions that we designate as capital gain dividends will generally be taxed to our stockholders as long-term capital gains, to the extent that such distributions do not exceed our actual net capital gain for the taxable year, without regard to the period for which the stockholder that receives such distribution has held its stock. We may elect to retain and pay taxes on some or all of our net long term capital gains, in which case provisions of the Code will treat our stockholders as having received, solely for tax purposes, our undistributed capital gains, and the stockholders will receive a corresponding credit for taxes that we paid on such undistributed capital gains. See “—Taxation of New Residential—Annual Distribution Requirements.” Corporate stockholders may be required to treat up to 20% of some capital gain dividends as ordinary income. Long-term capital gains are generally taxable at reduced maximum federal rates in the case of stockholders that are individuals, trusts and estates, and ordinary income rates in the case of stockholders that are corporations. Capital gains attributable to the sale of depreciable real property held for more than 12 months are subject to a 25% maximum federal income tax rate for taxpayers who are taxed as individuals, to the extent of previously claimed depreciation deductions.

Distributions in excess of our current and accumulated earnings and profits will generally represent a return of capital and will not be taxable to a stockholder to the extent that the amount of such distributions does not exceed the adjusted basis of the stockholder’s shares in respect of which the distributions were made. Rather, the distribution will reduce the adjusted basis of the stockholder’s shares. To the extent that such distributions exceed the adjusted basis of a stockholder’s shares, the stockholder generally must include such distributions in income as long-term capital gain, or short-term capital gain if the shares have been held for one year or less. In addition, any dividend that we declare in October, November or December of any year and that is payable to a stockholder of record on a specified date in any such month will be treated as both paid by us and received by the stockholder on December 31 of such year, provided that we actually pay the dividend before the end of January of the following calendar year.

To the extent that we have available net operating losses and capital losses carried forward from prior tax years, such losses may reduce the amount of distributions that we must make in order to comply with the REIT distribution requirements. See “—Taxation of New Residential—Annual Distribution Requirements.” Such losses, however, are not passed through to stockholders and do not offset income of stockholders from other sources, nor would such losses affect the character of any distributions that we make, which are generally subject to tax in the hands of stockholders to the extent that we have current or accumulated earnings and profits.

If excess inclusion income from a taxable mortgage pool or REMIC residual interest is allocated to any stockholder, that income will be taxable in the hands of the stockholder and would not be offset by any net operating losses of the stockholder that would otherwise be available. See “—Taxation of New Residential— Taxable Mortgage Pools and Excess Inclusion Income.” As required by IRS guidance, we intend to notify our stockholders if a portion of a dividend paid by us is attributable to excess inclusion income.

Dispositions of New Residential Stock. In general, capital gains recognized by individuals, trusts and estates upon the sale or disposition of our stock will be subject to reduced maximum U.S. federal income tax rates if the stock is held for more than one year, and will be taxed at ordinary income rates if the stock is held for one year or less. Gains recognized by stockholders that are corporations are subject to U.S. federal income tax at ordinary income rates, whether or not such gains are classified as long-term capital gains. Capital losses recognized by a stockholder upon the disposition of our stock that was held for more than one year at the time of disposition will be considered long-term capital losses, and are generally available only to offset capital gain income of the stockholder but not ordinary income (except in the case of individuals, who may offset up to $3,000 of ordinary income each year). In addition, any loss upon a sale or exchange of shares of our stock by a stockholder who has held the shares for six months or less, after applying holding period rules, will be treated as a long-term capital loss to the extent of distributions that we make that are required to be treated by the stockholder as long-term capital gain.

If an investor recognizes a loss upon a subsequent disposition of our stock or other securities in an amount that exceeds a prescribed threshold, it is possible that the provisions of Treasury regulations involving “reportable transactions” could apply, with a resulting requirement to separately disclose the loss-generating transaction to the IRS. These regulations, though directed towards “tax shelters,” are written quite broadly, and apply to transactions that would not typically be considered tax shelters. The Code imposes significant penalties for failure to comply with these requirements. You should consult your tax advisors concerning any possible disclosure obligation with respect to the receipt or disposition of our stock or securities, or transactions that we might undertake directly or indirectly. Moreover, you should be aware that we and other participants in the transactions in which we are involved (including their advisors) might be subject to disclosure or other requirements pursuant to these regulations.

Medicare Tax. Certain U.S. stockholders who are individuals, estates or trusts and whose income exceeds certain thresholds will be required to pay a 3.8% Medicare tax on all or a portion of their dividend and other investment income, including dividends received from us and capital gains from the sale or other disposition of our stock.

Taxation of Non-U.S. Holders

The following is a summary of certain U.S. federal income and estate tax consequences of the ownership and disposition of our stock applicable to non-U.S. holders. This discussion is based on current law, and is for general information only. It addresses only selected, and not all, aspects of U.S. federal income and estate taxation.

Ordinary Dividends. The portion of dividends received by non-U.S. holders that is (1) payable out of our earnings and profits, (2) which is not attributable to our capital gains and (3) which is not effectively connected with a U.S. trade or business of the non-U.S. holder, will be subject to U.S. withholding tax at the rate of 30%, unless reduced or eliminated by treaty. Reduced treaty rates and other exemptions are not available to the extent that income is attributable to excess inclusion income allocable to the non-U.S. holder. Accordingly, we will withhold at a rate of 30% on any portion of a dividend that is paid to a non-U.S. holder and attributable to that stockholder’s share of our excess inclusion income. See “—Taxation of New Residential—Taxable Mortgage Pools and Excess Inclusion Income.” As required by IRS guidance, we intend to notify our stockholders if a portion of a dividend paid by us is attributable to excess inclusion income.

In general, non-U.S. holders will not be considered to be engaged in a U.S. trade or business solely as a result of their ownership of our stock. In cases where the dividend income from a non-U.S. holder’s investment in our stock is, or is treated as, effectively connected with the non-U.S. holder’s conduct of a U.S. trade or business, the

non-U.S. holder generally will be subject to U.S. federal income tax at graduated rates, in the same manner as domestic holders are taxed with respect to such dividends. Such income must generally be reported on a U.S. income tax return filed by or on behalf of the non-U.S. holder. The income may also be subject to the 30% branch profits tax in the case of a non-U.S. holder that is a corporation.

Non-Dividend Distributions. Unless our stock constitutes a USRPI, distributions that we make which are not dividends out of our earnings and profits will not be subject to U.S. income tax. If we cannot determine at the time a distribution is made whether or not the distribution will exceed current and accumulated earnings and profits, the distribution will be subject to withholding at the rate applicable to dividends. The non-U.S. holder may seek a refund from the IRS of any amounts withheld if it is subsequently determined that the distribution was, in fact, in excess of our current and accumulated earnings and profits. If our stock constitutes a USRPI, as described below, distributions that we make in excess of the sum of (a) the stockholder’s proportionate share of our earnings and profits, plus (b) the stockholder’s basis in its stock, will be taxed under the FIRPTA at the rate of tax, including any applicable capital gains rates, that would apply to a domestic holder of the same type (e.g., an individual or a corporation, as the case may be), and the collection of the tax will be enforced by a refundable withholding tax at a rate of 10% of the amount by which the distribution exceeds the stockholder’s share of our earnings and profits. As described below, although it is not currently anticipated that our stock will constitute a USRPI, we cannot assure you that our stock will not become a USRPI.

Capital Gain Dividends. Under FIRPTA, a dividend that we make to a non-U.S. holder, to the extent attributable to gains from dispositions of USRPIs that we held directly or through pass-through subsidiaries (such gains, “USRPI capital gains”), will, except as described below, be considered effectively connected with a U.S. trade or business of the non-U.S. holder and will be subject to U.S. income tax at the rates applicable to U.S. individuals or corporations. We will be required to withhold tax equal to 35% of the maximum amount that could have been designated as a USRPI capital gain dividend. Distributions subject to FIRPTA may also be subject to a 30% branch profits tax in the hands of a non-U.S. holder that is a corporation. A distribution is not a USRPI capital gain dividend if we held an interest in the underlying asset solely as a creditor. Capital gain dividends received by a non-U.S. holder that are attributable to dispositions of our assets other than USRPIs are not subject to U.S. federal income tax, unless (1) the gain is effectively connected with the non-U.S. holder’s U.S. trade or business, in which case the non-U.S. holder would be subject to the same treatment as U.S. holders with respect to such gain, or (2) the non-U.S. holder is a nonresident alien individual who was present in the U.S. for 183 days or more during the taxable year and has a “tax home” in the U.S., in which case the non-U.S. holder will incur a 30% tax on his capital gains.

A dividend that would otherwise have been treated as a USRPI capital gain dividend will not be so treated or be subject to FIRPTA, and generally will not be treated as income that is effectively connected with a U.S. trade or business, but instead will be treated in the same manner as ordinary income dividends (discussed above), provided that (1) the dividend is received with respect to a class of stock that is regularly traded on an established securities market located in the U.S., and (2) the recipient non-U.S. holder does not own more than 5% of that class of stock at any time during the year ending on the date on which the dividend is received. We anticipate that our common stock will be “regularly traded” on an established securities exchange.

Dispositions of New Residential Stock. Unless our stock constitutes a USRPI, a sale of our stock by a non-U.S. holder generally will not be subject to U.S. taxation under FIRPTA. Our stock will not be treated as a USRPI if less than 50% of our assets throughout a prescribed testing period consist of interests in real property located within the U.S., excluding, for this purpose, interests in real property solely in a capacity as a creditor. It is not currently anticipated that our stock will constitute a USRPI. However, we cannot assure you that our stock will not become a USRPI.

Even if the foregoing 50% test is not met, our stock nonetheless will not constitute a USRPI if we are a “domestically-controlled qualified investment entity.” A domestically-controlled qualified investment entity includes a REIT, less than 50% of value of which is held directly or indirectly by non-U.S. holders at all times during a specified testing period. We believe that we will be a domestically-controlled qualified investment entity, and that a sale of our stock should not be subject to taxation under FIRPTA. No assurance can be given that we will remain a domestically-controlled qualified investment entity.

In the event that we are not a domestically-controlled qualified investment entity, but our stock is “regularly traded,” as defined by applicable Treasury regulations, on an established securities market, a non-U.S. holder’s sale of our stock nonetheless would not be subject to tax under FIRPTA as a sale of a USRPI, provided that the selling non-U.S. holder held 5% or less of our stock at all times during a specified testing period. Our stock is, and we expect that it will continue to be publicly traded.

In addition, if a non-U.S. holder owning more than 5% of our common stock disposes of such common stock during the 30-day period preceding the ex-dividend date of any dividend payment, and such non-U.S. holder acquires or enters into a contract or option to acquire our common stock within 61 days of the first day of such 30-day period described above, and any portion of such dividend payment would, but for the disposition, be treated as USRPI capital gain to such non-U.S. holder under FIRPTA, then such non-U.S holder will be treated as having USRPI capital gain in an amount that, but for the disposition, would have been treated as USRPI capital gain.

If gain on the sale of our stock were subject to taxation under FIRPTA, the non-U.S. holder would be required to file a U.S. federal income tax return and would be subject to the same treatment as a domestic holder with respect to such gain, subject to applicable alternative minimum tax and a special alternative minimum tax in the case of non-resident alien individuals, and the purchaser of the stock could be required to withhold 10% of the purchase price and remit such amount to the IRS.

Gain from the sale of our stock that would not otherwise be subject to FIRPTA will nonetheless be taxable in the U.S. to a non-U.S. holder in two cases: (1) if the non-U.S. holder’s investment in our stock is effectively connected with a U.S. trade or business conducted by such non-U.S. holder, the non-U.S. holder will be subject to the same treatment as a domestic holder with respect to such gain, or (2) if the non-U.S. holder is a nonresident alien individual who was present in the U.S. for 183 days or more during the taxable year and has a “tax home” in the U.S., the nonresident alien individual will be subject to a 30% tax on the individual’s capital gain.

Other Withholding Rules. Legislation enacted in 2010 and existing guidance issued thereunder will require, after June 30, 2014, withholding at a rate of 30% on dividends in respect of, and, after December 31, 2016, gross proceeds from the sale of, our common stock held by or through certain foreign financial institutions (including investment funds), unless such institution enters into an agreement with the Treasury to report, on an annual basis, information with respect to shares in, and accounts maintained by, the institution to the extent such shares or accounts are held by certain U.S. persons and by certain non-U.S. entities that are wholly or partially owned by U.S. persons and to withhold on certain payments. An intergovernmental agreement between the United States and an applicable foreign country, or future Treasury regulations or other guidance, may modify these requirements. Accordingly, the entity through which our common stock is held will affect the determination of whether such withholding is required. Similarly, dividends in respect of, and gross proceeds from the sale of, our common stock held by an investor that is a non-financial non-U.S. entity that does not qualify under certain exemptions will be subject to withholding at a rate of 30%, unless such entity either (i) certifies to us that such entity does not have any “substantial United States owners” or (ii) provides certain information regarding the entity’s “substantial United States owners,” which we will in turn provide to the Secretary of the Treasury. We will not pay any additional amounts to stockholders in respect of any amounts withheld. Non-U.S. stockholders are encouraged to consult their tax advisors regarding the possible implications of the legislation on their investment in our common stock.

Estate Tax. If our stock is owned or treated as owned by an individual who is not a citizen or resident (as specially defined for U.S. federal estate tax purposes) of the U.S. at the time of such individual’s death, the stock will be includable in the individual’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise, and may therefore be subject to U.S. federal estate tax.

Taxation of Tax-Exempt Stockholders

Tax-exempt entities, including qualified employee pension and profit sharing trusts and individual retirement accounts, generally are exempt from U.S. federal income taxation. Such entities, however, may be subject to taxation on their UBTI. While some investments in real estate may generate UBTI, the IRS has ruled that dividend distributions from a REIT to a tax-exempt entity do not constitute UBTI. Based on that ruling, and provided that (1) a tax-exempt stockholder has not held our stock as “debt financed property” within the meaning of the Code (i.e., where the acquisition or holding of the property is financed through a borrowing by the tax-exempt stockholder), and (2) our stock is not otherwise used in an unrelated trade or business, distributions that we make and income from the sale of our stock generally should not give rise to UBTI to a tax-exempt stockholder.

To the extent that we are (or a part of us, or a disregarded subsidiary of ours is) a TMP, or if we hold residual interests in a REMIC, a portion of the dividends paid to a tax-exempt stockholder that is allocable to excess inclusion income may be treated as UBTI. If, however, excess inclusion income is allocable to some categories of tax-exempt stockholders that are not subject to UBTI, we might be subject to corporate level tax on such income, and, in that case, may reduce the amount of distributions to those stockholders whose ownership gave rise to the tax. See “—Taxation of New Residential—Taxable Mortgage Pools and Excess Inclusion Income.” As required by IRS guidance, we intend to notify our stockholders if a portion of a dividend paid by us is attributable to excess inclusion income.

Tax-exempt stockholders that are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal services plans exempt from U.S. federal income taxation under sections 501(c)(7), (c)(9), (c)(17) and (c)(20) of the Code are subject to different UBTI rules, which generally require such stockholders to characterize distributions that we make as UBTI.

In certain circumstances, a pension trust that owns more than 10% of our stock could be required to treat a percentage of the dividends as UBTI, if we are a “pension-held REIT.” We will not be a pension-held REIT unless (1) we are required to “look through” one or more of our pension stockholders in order to satisfy the REIT closely held test and (2) either (i) one pension trust owns more than 25% of the value of our stock, or (ii) a group of pension trusts, each individually holding more than 10% of the value of our stock, collectively owns more than 50% of our stock. Certain restrictions on ownership and transfer of our stock should generally prevent a tax-exempt entity from owning more than 10% of the value of our stock, and should generally prevent us from becoming a pension-held REIT.

Tax-exempt stockholders are urged to consult their tax advisors regarding the federal, state, local and foreign income and other tax consequences of owning our stock.

Other Tax Considerations

Legislative or Other Actions Affecting REITs

The rules dealing with U.S. federal income taxation are constantly under review by persons involved in the legislative process and by the IRS and the U.S. Treasury Department. Changes to the U.S. federal tax laws and interpretations thereof could adversely affect an investment in our stock.

State, Local and Foreign Taxes

We and our subsidiaries and stockholders may be subject to state or local taxation in various jurisdictions, including those in which we or they transact business, own property or reside. Our state and local tax treatment and that of our stockholders may not conform to the U.S. federal income tax treatment discussed above. Prospective investors should consult their tax advisors regarding the application and effect of state and local income and other tax laws on an investment in our stock or other securities.

UNDERWRITING

are acting as managers of the offering and as representatives of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus, each underwriter named below has severally agreed to purchase from us, and we have agreed to sell to that underwriter, the number of shares set forth opposite the underwriter’s name.

Underwriter	Number of Shares

Total

The underwriting agreement provides that the obligations of the underwriters to purchase the shares included in this offering are subject to approval of certain conditions. The underwriters are obligated to purchase all the shares (other than those covered by the over-allotment option described below) if they purchase any of the shares. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

The underwriters propose to offer some of the shares directly to the public at the public offering price set forth on the cover page of this prospectus and some of the shares to dealers at the public offering price less a concession not to exceed $         per share. If all of the shares are not sold at the initial offering price, the representatives may change the public offering price and the other selling terms.

The underwriters have an option to purchase up to additional                  common shares from us, exercisable for 30 days from the date of this prospectus, at the public offering price less the underwriting discount. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the over-allotment option is exercised, each underwriter must purchase a number of additional shares from us approximately proportionate to that underwriter’s initial purchase commitment.

We and our officers and directors have agreed that, subject to certain exceptions, for a period of          days from the date of this prospectus, we and they will not, without the prior written consent of the representatives, dispose of or hedge any of our common shares or any securities convertible into or exchangeable for our common shares. The representatives may, in their sole discretion, release any of the securities subject to these lock-up agreements at any time without notice.

The                 -day restricted period described in the preceding paragraph will be automatically extended if (1) during the last                  days of the                  -day restricted period we issue an earnings release or announce material news or a material event relating to us occurs or (2) prior to the expiration of the             -day restricted period, we announce that we will release earnings results during the period following the last day of the                 -day restricted period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the                  period beginning on the issuance of the earnings release or the announcement of the material news or material event, unless the representatives provide a written waiver of such extension.

The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option.

	No exercise	Full exercise
Per Share
Total

In connection with the offering, the representatives, on behalf of the underwriters, may purchase and sell common shares in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales of common shares in excess of the number of shares to be purchased by the underwriters in the offering, which creates a syndicate short position. “Covered” short sales are sales of shares made in an amount up to the number of shares represented by the underwriters’ over-allotment option. In determining the source of shares to close out the covered syndicate short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Transactions to close out the covered syndicate short involve either purchases of the common shares in the open market after the distribution has been completed or the exercise of the over-allotment option. The underwriters may also make “naked” short sales of shares in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing common shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of bids for or purchases of shares in the open market while the offering is in progress.

The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the underwriters repurchase shares originally sold by that syndicate member in order to cover syndicate short positions or make stabilizing purchases.

Any of these activities may have the effect of preventing or retarding a decline in the market price of the common shares. They may also cause the price of the common shares to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the NYSE or in the over-the-counter market, or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

We estimate that our portion of the total expenses of this offering, excluding the underwriting discount, will be $            .

The underwriters or their affiliates may engage in transactions with, and may perform and have, from time to time, performed investment banking and advisory services for us, Fortress and certain of Fortress’s affiliates in the ordinary course of their business and for which they have received or would receive customary fees and expenses. As discussed below, in certain circumstances conflicts will arise in connection with the repayment of outstanding indebtedness under these facilities with proceeds from the offering. See “Business—Conflicts of Interest.”

A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. The representatives will allocate shares to underwriters that may make internet distributions on the same basis as other allocations. In addition, shares may be sold by the underwriters to securities dealers who resell shares to online brokerage account holders.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

Notice to Prospective Investors in the European Economic Area

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of shares described in this prospectus may not be made to the public in that relevant member state prior to the publication of a prospectus in relation to the shares that has been approved by the competent authority in that relevant member state or, where appropriate, approved in another relevant member state and notified to the competent authority in that relevant member state, all in accordance with the Prospectus Directive, except that, with effect from and including the relevant implementation date, an offer of securities may be offered to the public in that relevant member state at any time:

•	to any legal entity that is authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•	to any legal entity that has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•	to fewer than 100 natural or legal persons (other than qualified investors as defined below) subject to obtaining the prior consent of the representatives for any such offer; or

•	in any other circumstances that do not require the publication of a prospectus pursuant to Article 3 of the Prospectus Directive.

Each purchaser of shares described in this prospectus located within a relevant member state will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of Article 2(1)(e) of the Prospectus Directive.

For purposes of this provision, the expression an “offer to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe the securities, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each relevant member state.

The sellers of the shares have not authorized and do not authorize the making of any offer of shares through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the shares as contemplated in this prospectus. Accordingly, no purchaser of the shares, other than the underwriters, is authorized to make any further offer of the shares on behalf of the sellers or the underwriters.

Notice to Prospective Investors in the United Kingdom

This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (each such person being referred to as a “relevant person”). This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

LEGAL MATTERS

Certain legal matters relating to this offering will be passed upon for us by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York. Certain legal matters in connection with this offering will be passed upon for the underwriters by                     .

EXPERTS

The consolidated financial statements of New Residential Investment Corp. and Subsidiaries (formerly known as NIC MSR LLC) at December 31, 2012 and 2011, and for the year ended December 31, 2012 and the period from December 8, 2011 (commencement of operations) through December 31, 2011, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-11 for the common stock we are offering by this prospectus. This prospectus does not contain all of the information set forth in the registration statement. You should refer to the registration statement and its exhibits and schedules for additional information. Statements contained in this prospectus as to the contents of any contract or other document referred to in this prospectus are not necessarily complete and, where that contract or other document has been filed as an exhibit to the registration statement, each statement in this prospectus is qualified in all respects by the exhibit to which the reference relates. We are subject to the information and periodic reporting requirements of the Exchange Act, and we are required to file annual, quarterly and special reports, proxy statements and other information with the SEC.

Our SEC filings, including our registration statement, are also available to you, free of charge, on the SEC’s website at http://www.sec.gov.You may also read and copy any document we file with the SEC at its public reference facilities at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section at the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

INDEX TO FINANCIAL STATEMENTS OF NEW RESIDENTIAL INVESTMENT CORP. AND SUBSIDIARIES (FORMERLY KNOWN AS NIC MSR LLC)

Unaudited Pro Forma Condensed Consolidated Financial Information	F-2
Unaudited Consolidated Balance Sheets as of June 30, 2013 and December 31, 2012	F-9
Unaudited Consolidated Statements of Income for the three and six months ended June 30, 2013 and 2012	F-10
Unaudited Consolidated Statements of Comprehensive Income for the three and six months ended June 30, 2013 and 2012	F-11
Unaudited Consolidated Statement of Changes in Stockholders’ Equity for the six months ended June 30, 2013	F-12
Unaudited Consolidated Statements of Cash Flows for the six months ended June 30, 2013 and the six months ended June 30, 2012	F-13
Notes to Unaudited Consolidated Financial Statements	F-15
Report of Independent Registered Public Accounting Firm	F-39
Consolidated Balance Sheets as of December 31, 2012 and December 31, 2011	F-40
Consolidated Statements of Income for the year ended December 31, 2012 and the period from December 8, 2011 (commencement of operations) through December 31, 2011	F-41
Consolidated Statements of Comprehensive Income for the year ended December 31, 2012 and the period from December 8, 2011 (commencement of operations) through December 31, 2011	F-42
Consolidated Statements of Changes in Newcastle’s Equity for the year ended December 31, 2012 and the period from December 8, 2011 (commencement of operations) through December 31, 2011	F-43
Consolidated Statements of Cash Flows for the year ended December 31, 2012 and the period from December 8, 2011 (commencement of operations) through December 31, 2011	F-44
Notes to Consolidated Financial Statements	F-45

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

The following unaudited pro forma condensed consolidated financial information presented below was derived from the application of pro forma adjustments to our consolidated financial statements. These unaudited pro forma condensed consolidated financial statements should be read in conjunction with the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our historical financial statements and related notes, which are included elsewhere in this prospectus.

The unaudited pro forma information set forth below reflects our historical information with certain adjustments. The unaudited pro forma condensed consolidated balance sheet has been adjusted to give effect to all of the transactions described below as if each had occurred on June 30, 2013.

•	Acquisition and settlement of additional Excess MSRs through equity method investees subsequent to June 30, 2013.

•	Commitments to acquire additional Excess MSRs through equity method investees subsequent to June 30, 2013.

•	The offering of million of common stock to which this prospectus relates.

The unaudited pro forma condensed consolidated statements of income only include adjustments to reflect (i) interest income from certain Agency RMBS acquired during the period from January 1, 2013 through August 15, 2013; (ii) interest expense from the financing of certain Agency RMBS; and (iii) interest expense from the financing of certain Non-Agency RMBS during the period from January 1, 2013 through August 15, 2013, in each case as if the transactions giving rise to (i), (ii) and (iii), had occurred on January 1, 2012. Accordingly, the unaudited pro forma condensed consolidated statement of income excludes adjustments for (i) earnings from the consumer loan co-investment transaction; (ii) earnings from the additional Excess MSR transactions; and (iii) interest income from investments in Non-Agency RMBS.

Our decision to include or exclude an adjustment in the unaudited pro forma condensed consolidated statement of income was based on whether such adjustment would be factually supportable and historically based, as set forth in more detail below.

With respect to Agency RMBS, Newcastle held substantial investments in Agency RMBS during the entire period covered by the pro forma statement of income. Although Newcastle did not own the exact securities contributed to New Residential for the entire period presented, management considers Agency RMBS to be fungible because, among other factors, they are guaranteed by the U.S. government and thus have consistent credit characteristics. As a result, New Residential determined that adjustments related to these securities are factually supportable.

In contrast to Agency RMBS, the yields of Non-Agency RMBS can have significant variances as a result of differences in the collateral and credit characteristics of each asset. Newcastle did not hold the specific Non-Agency RMBS contributed to us during the entire period presented, and Newcastle does not have records relating to the performance of these assets prior to their acquisition. As a result, management believes that adjustments for the interest income from the Non-Agency RMBS would not be factually supportable.

The investments in equity method investees were made in newly formed entities with no historical operations. Neither we nor Newcastle owned any of the underlying excluded investments prior to their acquisition by the investee entities. Furthermore, the underlying loans were not serviced by an affiliate of our Manager prior to their acquisition. As a result, Newcastle does not have records relating to the performance of these loans prior to the acquisition of the related investments. In addition, the composition of the loan pools and the loans underlying the Excess MSRs and consumer loan investees necessarily differ from the composition of the respective pools during the period covered by the pro forma statement of income due to prepayment and default activity prior to acquisition. As a result, an adjustment related to these investees was not considered factually supportable.

In the opinion of management, all adjustments necessary to reflect the effects of the transactions described in the notes to the unaudited pro forma condensed consolidated balance sheet and pro forma condensed statement of income have been included and are based upon available information and assumptions that we believe are reasonable.

Further, the historical financial information presented herein has been adjusted to give pro forma effect to events that we believe are factually supportable and which are expected to have a continuing impact on our results. However, such adjustments are estimates and may not prove to be accurate. Information regarding these adjustments is subject to risks and uncertainties that could cause actual results to differ materially from those anticipated. See “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements.”

These unaudited pro forma condensed consolidated financial statements are provided for information purposes only. The unaudited pro forma condensed consolidated statements of income and consolidated balance sheet do not purport to represent what our results of operations and/or financial condition would have been had such transactions been consummated on the dates indicated, nor do they represent our financial position or results of operations for any future date.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

At June 30, 2013

(Dollars in thousands)	Historical (Unaudited)(A)	Closed Transaction Adjustments		Pending Transactions Adjustments		Offering Proceeds Adjustments	Pro Forma
Assets
Real estate securities, available-for-sale	$1,759,239	$—		$—			$1,759,239
Investments in excess mortgage servicing rights, at fair value	271,420	—		—			271,420
Investments in excess mortgage servicing rights, equity method investees, at fair value	183,153	130,630	(B)	33,015	(B)		346,798
Investments in consumer loans, equity method investees	280,816	—		—			280,816
Residential mortgage loans, held-for-investment	33,636	—		—			33,636
Cash and cash equivalents	209,699	(130,630	)(C)	—			79,069
Other assets	4,479	—		—			4,479

	$2,742,442	$—		$33,015			2,775,457

Liabilities and Equity
Liabilities
Repurchase agreements	$1,474,338	$—		$—			$1,474,338
Payable related to the investments in equity method investees, excess mortgage servicing rights	—	—		33,015	(D)		33,015
Due to affiliate	3,631	—		—			3,631
Dividends payable	17,712	—		—			17,712
Accrued expenses and other liabilities	1,036	—		—			1,036

	1,496,717	—		33,015			1,529,732

Commitments and contingencies
Stockholders’ Equity
Common Stock, $0.01 par value, 2,000,000,000 shares authorized, 253,025,645 issued and outstanding at June 30,2013	2,530	—		—			2,530
Additional paid-in capital	1,157,042	—		—			1,157,042
Retained earnings	66,939	—		—			66,939
Accumulated other comprehensive income	19,214	—		—			19,214

	1,245,725	—		—			1,245,725

	$2,742,442	$—		$33,015			$2,775,457

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

(A)	Represents our historical consolidated balance sheet at June 30, 2013.
(B)	Represents the additional investment in additional equity method investees, excess mortgage servicing rights, subsequent to June 30, 2013. These investments include the $65.4 million related to Pool 9 and $65.2 related to Pool 10. The company has committed to invest an additional $33.0 million in Excess MSRs related to Pool 10 that has not closed as of the date of this filing.
(C)	Represents adjustments to our cash balance for the closing of Excess MSR transactions subsequent to June 30, 2013.
(D)	Represents the payable related to the Company’s commitment to invest an additional $33.0 million in Pool 10 that will become payable upon the closing of such transaction.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF INCOME

Six Months Ended June 30, 2013

	Historical (A)	Pro Forma Adjustments		Pro Forma
Interest income	$39,190	$4,226	(B)	$43,416
Interest expense	3,550	2,754	(C)	6,304

Net Interest Income	35,640	1,472		37,112

Impairment
Other-than-temporary impairment (“OTTI”) on securities	3,756	—		3,756

Net interest income after impairment	31,884	1,472		33,356

Other Income
Change in fair value of investments in excess mortgage servicing rights	43,691	—		43,691
Change in fair value of investments in excess mortgage servicing rights, equity method investees	21,096	—		21,096
Earnings from investments in consumer loans, equity method investees	36,164	—		36,164
Gain on settlement of securities	58	—		58

	101,009	—		101,009

Operating Expenses
General and administrative expenses	3,321	—		3,321
Management fee allocated by Newcastle	4,134	71	(D)	4,205
Management fee to affiliate	2,263	—		2,263
Incentive compensation to affiliate	878	—		878

	10,596	71		10,667

Net Income	$122,297	$1,401		$123,698

Income Per Share of Common Stock
Basic (E)	$0.48			$0.49

Diluted (F)	$0.48			$0.49

Weighted Average Number of Shares of Common Stock Outstanding
Basic (E)	253,025,645			253,025,645

Diluted (F)	254,852,605			254,852,605

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF INCOME

Year Ended December 31, 2012

(Dollars in thousands, except share data)	Historical (A)	Pro Forma Adjustments		Pro Forma
Interest income	$33,759	$16,904	(B)	$50,663
Interest expense	704	11,016	(C)	11,720

Net Interest Income	33,055	5,888		38,943

Change in fair value of investments in excess mortgage servicing rights	9,023	—		9,023
Other Income	8,400	—		8,400

Other Income	17,423	—		17,423

Expenses
Legal and other professional fees	5,449	—		5,449
Audit fees	429	—		429
Management fees allocated by Newcastle	3,353	288	(D)	3,641

	9,231	288		9,519

Net Income	$41,247	$5,600		$46,847

Net Income Per Share of Common Stock
Basic	N/A			$0.32	(G)
Diluted	N/A			$0.32	(H)
Weighted Average Number of Shares of Common Stock Outstanding
Basic	N/A			144,146,370	(G)
Diluted	N/A			145,766,413	(H)

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(A)	Represents our historical consolidated statement of income for the six months ended June 30, 2013 and year ended December 31, 2012.
(B)	Represents additional interest income from Agency RMBS with a face of $1.1 billion acquired subsequent to December 31, 2012. The full year of interest income was computed based on the weighted average accounting yield of the securities of 1.43%. A 1/8% increase (decrease) in the benchmark interest rate would result in an increase (decrease) in interest income of approximately $0.4 million for the six months ended June 30, 2013 and $1.6 million for the year ended December 31, 2012, respectively.
(C)	Represents additional interest expense from additional repurchase agreements with an outstanding balance of $1.1 billion used to finance the real estate securities acquired subsequent to December 31, 2012. The full year of interest expense was computed based on the weighted average rate of the repurchase agreements of 0.77%. A 1/8% increase (decrease) in the benchmark interest rate would result in an increase (decrease) in interest expense of approximately $0.4 million for the six months ended June 30, 2013 and $1.6 million for the year ended December 31, 2012, respectively.
(D)	Represents additional management fees related to the capital transactions noted herein.
(E)	Basic earnings per share and weighted average number of basic shares outstanding reflect common shares issued in connection with the spin-off as if they been outstanding for the entire six months ended June 30, 2013.
(F)	Diluted earnings per share and weighted average number of diluted shares outstanding reflect common shares issued in connection with the spin-off as if they been outstanding for the entire six months ended June 30, 2013. For periods prior to the spin-off on May 15, 2013, the options issued on the spin-off date as a result of the conversion of Newcastle options were treated as if they were granted on May 15, 2013 since no New Residential awards were outstanding prior to that date. The pro forma weighted average diluted shares outstanding have not been adjusted to reflect options issued in connection with this offering as if they had been issued on January 1, 2013 since pro forma adjustments for the investments acquired with the related proceeds have not been applied to the income statement as described above.
(G)	Pro forma basic earnings per share and weighted average number of basic shares outstanding reflect an estimated number of shares of common stock outstanding based upon Newcastle’s weighted average number of basic shares outstanding for the year ended December 31, 2012 (based on a distribution ratio of one share of New Residential common stock for each share of Newcastle common stock).
(H)	Pro forma diluted earnings per share and weighted average number of diluted shares outstanding reflect shares of common stock that may be issued in connection with awards granted prior to the distribution under Newcastle equity plans based on the distribution ratio noted above in (G). While the actual dilutive impact will depend on various factors, we believe the estimate yields a reasonable approximation of the dilutive impact of the Newcastle equity plans and is based upon Newcastle’s weighted average number of diluted shares outstanding. The pro forma weighted average diluted shares outstanding have not been adjusted to reflect options issued in connection with this offering as if they had been issued on January 1, 2012 since pro forma adjustments for the investments acquired with the related proceeds have not been applied to the income statement as described above. The estimated fair value of these options is $ , based on an assumed offering price of $ , which was the last reported sale price on , 2013.

NEW RESIDENTIAL INVESTMENT CORP. AND SUBSIDIARIES (formerly known as NIC MSR LLC)

CONSOLIDATED BALANCE SHEETS

(dollars in thousands)

	June 30, 2013 (Unaudited)	December 31, 2012
Assets
Real estate securities, available-for-sale	$1,759,239	$289,756
Investments in excess mortgage servicing rights, at fair value	271,420	245,036
Investments in excess mortgage servicing rights, equity method investees, at fair value	183,153	—
Investments in consumer loans, equity method investees	280,816	—
Residential mortgage loans, held-for-investment	33,636	—
Cash and cash equivalents	209,699	—
Other assets	4,479	84

	$2,742,442	$534,876

Liabilities and Equity

Liabilities
Repurchase agreements	$1,474,338	$150,922
Due to affiliate	3,631	5,136
Dividends payable	17,712	—
Accrued expenses and other liabilities	1,036	462

	1,496,717	156,520

Commitments and contingencies

Stockholders’ Equity
Common Stock, $0.01 par value, 2,000,000,000 shares authorized, 253,025,645 issued and outstanding at June 30, 2013	2,530	—
Additional paid-in capital	1,157,042	362,830
Retained earnings	66,939	—
Accumulated other comprehensive income	19,214	15,526

	1,245,725	378,356

	$2,742,442	$534,876

See notes to consolidated financial statements.

NEW RESIDENTIAL INVESTMENT CORP. AND SUBSIDIARIES (formerly known as NIC MSR LLC)

CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

(dollars in thousands, except per share data)

	Three Months Ended June 30,		Six Months Ended June 30,
	2013	2012	2013	2012
Interest income	$22,999	$4,479	$39,190	$6,516
Interest expense	2,651	—	3,550	—

Net Interest Income	20,348	4,479	35,640	6,516

Impairment
Other-than-temporary impairment (“OTTI”) on securities	3,756	—	3,756	—

Net interest income after impairment	16,592	4,479	31,884	6,516

Other Income
Change in fair value of investments in excess mortgage servicing rights	41,833	3,523	43,691	4,739
Change in fair value of investments in excess mortgage servicing rights, equity method investees	20,127	—	21,096	—
Earnings from investments in consumer loans, equity method investees	36,164	—	36,164	—
Gain on settlement of securities	58	—	58	—

	98,182	3,523	101,009	4,739

Operating Expenses
General and administrative expenses	602	1,266	3,321	1,677
Management fee allocated by Newcastle	1,809	262	4,134	416
Management fee to affiliate	2,263	—	2,263	—
Incentive compensation to affiliate	878	—	878	—

	5,552	1,528	10,596	2,093

Net Income	$109,222	$6,474	$122,297	$9,162

Income Per Share of Common Stock
Basic	$0.43	$0.03	$0.48	$0.04

Diluted	$0.43	$0.03	$0.48	$0.04

Weighted Average Number of Shares of Common Stock Outstanding
Basic	253,025,645	253,025,645	253,025,645	253,025,645

Diluted	256,659,488	253,025,645	254,852,605	253,025,645

Dividends Declared per Share of Common Stock	$0.07	$—	$0.07	$—

See notes to consolidated financial statements.

NEW RESIDENTIAL INVESTMENT CORP. AND SUBSIDIARIES (formerly known as NIC MSR LLC)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (UNAUDITED)

(dollars in thousands)

	Three Months Ended June 30,		Six Months Ended June 30,
	2013	2012	2013	2012
Net income	$109,222	$6,474	$122,297	$9,162
Other comprehensive income:
Net unrealized gain (loss) on securities	(16,193)	—	(10)	—
Reclassification of net realized (gain) loss on securities into earnings	3,698	—	3,698	—

Other comprehensive income (loss)	(12,495)	—	3,688	—

Comprehensive income	$96,727	$6,474	$125,985	$9,162

See notes to consolidated financial statements.

NEW RESIDENTIAL INVESTMENT CORP. AND SUBSIDIARIES (formerly known as NIC MSR LLC)

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2013

(dollars in thousands)

	Common Stock
	Shares	Amount	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total Stockholders’ Equity
Equity—December 31, 2012	—	$—	$362,830	$—	$15,526	$378,356
Dividends declared	—	—	—	(17,712)	—	(17,712)
Capital contributions	—	—	893,466	—	—	893,466
Contributions in-kind	—	—	1,093,684	—	—	1,093,684
Capital distributions	—	—	(1,228,054)	—	—	(1,228,054)
Issuance of common stock	253,025,645	2,530	(2,530)	—	—	—
Net income	—	—	37,646	84,651	—	122,297
Other comprehensive income	—	—	—	—	3,688	3,688

Equity—June 30, 2013	253,025,645	$2,530	$1,157,042	$66,939	$19,214	$1,245,725

See notes to consolidated financial statements.

NEW RESIDENTIAL INVESTMENT CORP. AND SUBSIDIARIES (formerly known as NIC MSR LLC)

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

(dollars in thousands)

	Six Months Ended June 30,
	2013	2012
Cash Flows From Operating Activities
Net income	$122,297	$9,162
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Change in fair value of investments in excess mortgage servicing rights	(43,691)	(4,739)
Change in fair value of investments in excess mortgage servicing rights, equity method investees	(21,096)	—
Distributions of earnings from excess mortgage servicing rights, equity method investees	4,822	—
Earnings from consumer loan equity method investees	(36,164)	—
Distributions of earnings from consumer loan equity method investees	769	—
Accretion of discount and other amortization	(6,596)	—
(Gain) / loss on settlement of investments (net)	(58)	—
Other-than-temporary impairment (“OTTI”)	3,756	—
Changes in:
Other assets	(3,907)	—
Due to affiliate	(2,715)	353
Accrued expenses and other liabilities	574	883
Reduction of liability deemed as capital contribution by Newcastle	11,515	—
Other operating cash flows:
Cash proceeds from investments, in excess of interest income	41,435	2,220
Net cash proceeds deemed as capital distributions to Newcastle	(52,888)	(7,879)

Net cash provided by (used in) operating activities	18,053	—

Cash Flows From Investing Activities
Principal repayments from Non-Agency RMBS	23,592	—
Principal repayments from Agency RMBS	102,553	—
Return of investments in excess mortgage servicing rights	6,600	—
Return of investments in excess mortgage servicing rights, equity method investees	4,018	—
Purchase of real estate securities	(265,100)	—
Proceeds from sale of investments	4,421	—
Acquisition of investments in excess mortgage servicing rights	(2,391)	—
Acquisition of investments in excess mortgage servicing rights, equity method investees	(53,766)	—
Principal paydowns on residential mortgage loans, held-for-investment	1,789	—

Net cash provided by (used in) investing activities	(178,284)	—

Continued on next page

NEW RESIDENTIAL INVESTMENT CORP. AND SUBSIDIARIES (formerly known as NIC MSR LLC)

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

(dollars in thousands)

Cash Flows From Financing Activities
Borrowings under repurchase agreements	415,982	—
Repayments of repurchase agreements	(290,747)	—
Margin deposits under repurchase agreements	(87,579)	—
Return of margin deposits under repurchase agreements	87,216	—
Contributions in kind	245,058	—

Net cash provided by (used in) financing activities	369,930	—

Net Increase (Decrease) in Cash and Cash Equivalents	209,699	—

Cash and Cash Equivalents, Beginning of Period	—	—

Cash and Cash Equivalents, End of Period	$209,699	$—

Supplemental Disclosure of Cash Flow Information
Cash paid during the period for interest expense	$3,029	$—

Supplemental Schedule of Non-Cash Investing and Financing Activities Prior to Date of Cash Contribution by Newcastle
Cash proceeds from investments, in excess of interest income	$41,435	$2,220
Acquisition of investments in excess mortgage servicing rights	—	190,510
Acquisition of real estate securities	242,750	—
Acquisition of investments in equity method investees at fair value	125,099	—
Acquisition of residential mortgage loans, held-for-investment	35,138	—
Acquisition of investments in consumer loan equity method investees	245,421
Borrowings under repurchase agreements	1,179,068	—
Repayments of repurchase agreements	3,902	—
Deposit paid on investment in excess mortgage servicing rights	—	16,801
Purchase price payable on investments in excess mortgage servicing rights	—	31,382
Capital contributions by Newcastle	648,408	207,311
Contributions in-kind by Newcastle	1,093,684	—
Capital distributions to Newcastle	1,228,054	7,879

Supplemental Schedule of Non-Cash Investing and Financing Activities Subsequent to Date of Cash Contribution by Newcastle
Dividends declared but not paid	$17,712	$—

See notes to consolidated financial statements.

NEW RESIDENTIAL INVESTMENT CORP. AND SUBSIDIARIES (formerly known as NIC MSR LLC)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

JUNE 30, 2013

(dollars in tables in thousands, except share data)

1. GENERAL

New Residential Investment Corp. (formerly known as NIC MSR LLC) (together with its subsidiaries, “New Residential”) is a Delaware corporation that was formed as a limited liability company in September 2011 for the purpose of making real estate related investments and commenced operations on December 8, 2011. On December 20, 2012, New Residential was converted to a corporation. Newcastle Investment Corp. (“Newcastle”) was the sole stockholder of New Residential until the spin-off (Note 10), which was completed on May 15, 2013. Newcastle is listed on the New York Stock Exchange under the symbol “NCT.” As sole stockholder, Newcastle generally did not have any liability for the obligations of New Residential, except as described in Note 8.

Following the spin-off, New Residential is an independent publicly traded real estate investment trust (“REIT”) primarily focused on investing in residential mortgage related assets. New Residential is listed on the New York Stock Exchange under the symbol “NRZ”.

As of June 30, 2013, New Residential had acquired, or committed to acquire, directly and through equity method investees, excess mortgage servicing rights (“Excess MSRs”) on eleven pools of residential mortgage loans from Nationstar Mortgage LLC (“Nationstar”), a leading residential mortgage servicer. Furthermore, New Residential had acquired real estate securities, residential mortgage loans, and consumer loans.

New Residential intends to elect and qualify to be taxed as a REIT for U.S. federal income tax purposes for the tax year ending December 31, 2013. As such, New Residential will generally not be subject to U.S. federal corporate income tax on that portion of its net income that is distributed to stockholders if it distributes at least 90% of its REIT taxable income to its stockholders by prescribed dates and complies with various other requirements.

New Residential has entered into a management agreement (the “Management Agreement”) with FIG LLC (the “Manager”), an affiliate of Fortress Investment Group LLC (“Fortress”), under which the Manager advises New Residential on various aspects of its business and manages its day-to-day operations, subject to the supervision of New Residential’s board of directors. For its services, the Manager is entitled to management fees and incentive compensation, both defined in, and in accordance with the terms of, the Management Agreement. For a further discussion of the Management Agreement, see Note 12. The Manager also manages Newcastle and investment funds that own a majority of Nationstar.

As of June 30, 2013, New Residential operated in the following business segments: (i) investments in Excess MSRs, (ii) investments in real estate securities and loans, (iii) investments in consumer loans and (iv) corporate.

The consolidated financial statements for periods prior to May 15, 2013 have been prepared on a spin-off basis from the consolidated financial statements and accounting records of Newcastle and reflect New Residential’s historical results of operations, financial position and cash flows, in accordance with U.S. GAAP. As presented in the Consolidated Statements of Cash Flows, New Residential did not have any cash balance during periods prior to April 5, 2013, which is the first date Newcastle contributed cash to New Residential. All of its cash activity occurred in Newcastle’s accounts during these periods. The consolidated financial statements for periods prior to May 15, 2013 do not necessarily reflect what New Residential’s consolidated results of operations, financial position and cash flows would have been had New Residential operated as an independent company prior to the spin-off.

Certain expenses of Newcastle, comprised primarily of a portion of its management fee, have been allocated to New Residential to the extent they were directly associated with New Residential for periods prior to the spin-off on May 15, 2013. The portion of the management fee allocated to New Residential prior to the spin-off represents the product of the management fee rate payable by Newcastle (1.5%) and New Residential’s gross equity, which management believes is a reasonable method for quantifying the expense of the services provided by the employees of the Manager to New Residential. The incremental cost of certain legal, accounting and other expenses related to New Residential’s operations prior to May 15, 2013 are reflected in the accompanying consolidated financial statements. New Residential and Newcastle do not share any expenses following the spin-off.

The accompanying consolidated financial statements and related notes of New Residential have been prepared in accordance with accounting principles generally accepted in the United States for interim financial reporting and the instructions to Form 10-Q and Rule 10-01 of Regulation S-X. Accordingly, certain information and footnote disclosures normally included in financial statements prepared under U.S. generally accepted accounting principles have been condensed or omitted. In the opinion of management, all adjustments considered necessary for a fair presentation of New Residential’s financial position, results of operations and cash flows have been included and are of a normal and recurring nature. The operating results presented for interim periods are not necessarily indicative of the results that may be expected for any other interim period or for the entire year. These financial statements should be read in conjunction with New Residential’s consolidated financial statements for the year ended December 31, 2012 and notes thereto included in New Residential’s Registration Statement on Form 10 filed with the Securities and Exchange Commission. Capitalized terms used herein, and not otherwise defined, are defined in New Residential’s consolidated financial statements for the year ended December 31, 2012.

Recent Accounting Pronouncements

In February 2013, the FASB issued new guidance regarding the reporting of reclassifications out of accumulated other comprehensive income. The new guidance does not change current requirements for reporting net income or other comprehensive income in the financial statements. However, it requires companies to present the effects on the line items of net income of significant amounts reclassified out of accumulated OCI if the item reclassified is required to be reclassified to net income in its entirety during the same reporting period. Presentation should occur either on the face of the income statement where net income is presented or in the notes to the financial statements. New Residential has adopted this accounting standard and presents this information in Note 13.

The FASB has recently issued or discussed a number of proposed standards on such topics as consolidation, financial statement presentation, revenue recognition, financial instruments, hedging, and contingencies. Some of the proposed changes are significant and could have a material impact on New Residential’s reporting. New Residential has not yet fully evaluated the potential impact of these proposals, but will make such an evaluation as the standards are finalized.

2. SEGMENT REPORTING

New Residential conducts its business through the following segments: (i) investments in Excess MSRs, (ii) investments in real estate securities and loans, (iii) investments in consumer loans, and (iv) corporate. The corporate segment consists primarily of general and administrative expenses, the allocation of management fees by Newcastle until the spin-off on May 15, 2013, and the management fees and incentive compensation owed to the Manager by New Residential following the spin-off.

Summary financial data on New Residential’s segments is given below, together with a reconciliation to the same data for New Residential as a whole:

	Excess MSRs	Real Estate Securities and Loans	Consumer Loans	Corporate	Total
Three Months Ended June 30, 2013
Interest income	$10,745	$12,216	$—	$38	$22,999
Interest expense	—	2,651	—	—	2,651

Net interest income	10,745	9,565	—	38	20,348
Impairment	—	3,756	—	—	3,756
Other income	61,960	58	36,164	—	98,182
Operating expenses	34	152	—	5,366	5,552

Net income (loss)	$72,671	$5,715	$36,164	$(5,328)	$109,222

	Excess MSRs	Real Estate Securities and Loans	Consumer Loans	Corporate	Total
Six Months Ended June 30, 2013
Interest income	$20,780	$18,372	$—	$38	$39,190
Interest expense	—	3,550	—	—	3,550

Net interest income	20,780	14,822	—	38	35,640
Impairment	—	3,756	—	—	3,756
Other income	64,787	58	36,164	—	101,009
Operating expenses	96	152	1,951	8,397	10,596

Net income (loss)	$85,471	$10,972	$34,213	$(8,359)	$122,297

	Excess MSRs	Real Estate Securities and Loans	Consumer Loans	Corporate	Total
June 30, 2013
Investments	$454,573	$1,792,875	$280,816	$—	$2,528,264
Cash and cash equivalents	—	—	—	209,699	209,699
Other assets	—	4,379	—	100	4,479

Total assets	454,573	1,797,254	280,816	209,799	2,742,442

Debt	—	(1,474,338)	—	—	(1,474,338)
Other liabilities	(67)	(1,734)	—	(20,578)	(22,379)

Total liabilities	(67)	(1,476,072)	—	(20,578)	(1,496,717)

GAAP book value	$454,506	$321,182	$280,816	$189,221	$1,245,725

Investments in equity method investees	$183,153	$—	$280,816	$—	$463,969

	Excess MSRs	Real Estate Securities and Loans	Consumer Loans	Corporate	Total
Three Months Ended June 30, 2012
Interest income	$4,479	$—	$—	$—	$4,479
Interest expense	—	—	—	—	—

Net interest income	4,479	—	—	—	4,479
Other income	3,523	—	—	—	3,523
Operating expenses	761	—	—	767	1,528

Net income (loss)	$7,241	$—	$—	$(767)	$6,474

	Excess MSRs	Real Estate Securities and Loans	Consumer Loans	Corporate	Total
Six Months Ended June 30, 2012
Interest income	$6,516	$—	$—	$—	$6,516
Interest expense	—	—	—	—	—

Net interest income	6,516	—	—	—	6,516
Other income	4,739	—	—	—	4,739
Operating expenses	1,147	—	—	946	2,093

Net income (loss)	$10,108	$—	$—	$(946)	$9,162

3. INVESTMENTS IN EXCESS MORTGAGE SERVICING RIGHTS AT FAIR VALUE

Pool 1. On December 13, 2011, Newcastle announced the completion of the first co-investment between New Residential and Nationstar in Excess MSRs related to mortgage servicing rights acquired by Nationstar. New Residential invested approximately $44 million to acquire a 65% interest in the Excess MSRs on a portfolio of government-sponsored enterprise (“GSE”) residential mortgage loans with an outstanding principal balance of approximately $9.9 billion (“Pool 1”). Nationstar has co-invested on a pari passu basis with New Residential in 35% of the Excess MSRs and is the servicer of the loans, performing all servicing and advancing functions, and retaining the ancillary income, the servicing obligations and liabilities as the servicer. Under the terms of this investment, to the extent that any loans in the portfolio are refinanced by Nationstar, the resulting Excess MSRs are shared on a pro rata basis by New Residential and Nationstar, subject to certain limitations.

Pool 2. On June 5, 2012, Newcastle announced the completion of a co-investment between New Residential and Nationstar in Excess MSRs related to mortgage servicing rights Nationstar acquired from Bank of America. New Residential invested approximately $42 million to acquire a 65% interest in the Excess MSRs on a portfolio of residential mortgage loans with an outstanding principal balance of approximately $10.4 billion (“Pool 2”), comprised of loans in GSE pools. Nationstar has co-invested on a pari passu basis with New Residential in 35% of the Excess MSRs and is the servicer of the loans, performing all servicing and advancing functions, and retaining the ancillary income, servicing obligations and liabilities as the servicer. Under the terms of this investment, to the extent that any loans in the portfolio are refinanced by Nationstar, the resulting Excess MSRs are shared on a pro rata basis by New Residential and Nationstar, subject to certain limitations.

Pools 3, 4 and 5. On June 29, 2012, Newcastle announced the completion of a co-investment between New Residential and Nationstar in Excess MSRs related to mortgage servicing rights Nationstar acquired from Aurora Bank FSB, a subsidiary of Lehman Brothers Bancorp Inc. New Residential invested approximately $176.5 million to acquire a 65% interest in the Excess MSRs on a portfolio of residential mortgage loans with an outstanding principal balance of approximately $63.7 billion, comprised of approximately 75% non-conforming loans in private label securitizations and approximately 25% conforming loans in GSE pools. The portfolio is comprised of three pools: two GSE loan pools with outstanding principal balances of approximately $9.8 billion

(“Pool 3”) and $6.3 billion (“Pool 4”), respectively, and a pool of non-conforming loans in private label securitizations with an outstanding principal balance of approximately $47.6 billion (“Pool 5”). Nationstar has co-invested on a pari passu basis with New Residential in 35% of the Excess MSRs and is the servicer of the loans, performing all servicing and advancing functions, and retaining the ancillary income, servicing obligations and liabilities as the servicer. Under the terms of this investment, to the extent that any loans in the portfolio are refinanced by Nationstar, the resulting Excess MSRs are shared on a pro rata basis by New Residential and Nationstar, subject to certain limitations.

Pool 11. On May 20, 2013, New Residential entered into an excess spread agreement with Nationstar to purchase for $2.4 million a two-thirds interest in the Excess MSRs on a portion of the loans in the pool which are eligible to be refinanced by a specific third party for a period of time, with Nationstar retaining the remaining one-third interest in the Excess MSRs and all servicing rights. After this period expires, Nationstar will have the ability to refinance all of the loans in the pool. See Note 6 for information on our other agreements with Nationstar with respect to Pool 11.

New Residential elected to record its investments in Excess MSRs at fair value pursuant to the fair value option for financial instruments in order to provide users of the financial statements with better information regarding the effects of prepayment risk and other market factors on the Excess MSRs.

The following is a summary of New Residential’s direct investments in Excess MSRs:

	June 30, 2013					Six Months Ended June 30, 2013
	Unpaid Principal Balance (“UPB”) of Underlying Mortgages	Amortized Cost Basis (A)	Carrying Value (B)	Weighted Average Yield	Weighted Average Life (Years) (C)	Changes in Fair Value Recorded in Other Income (D)
MSR Pool 1	$7,593,438	$28,120	$39,147	12.5%	4.9	$5,290
MSR Pool 1—Recapture Agreement	—	2,980	5,383	12.5%	11.0	1,897
MSR Pool 2	8,570,405	31,629	37,339	12.5%	5.1	4,666
MSR Pool 2—Recapture Agreement	—	2,934	6,557	12.5%	12.1	3,441
MSR Pool 3	8,380,524	25,351	33,183	12.5%	4.8	4,976
MSR Pool 3—Recapture Agreement	—	4,088	5,755	12.5%	11.5	1,742
MSR Pool 4	5,381,133	10,205	13,176	12.5%	4.6	1,952
MSR Pool 4—Recapture Agreement	—	2,657	3,533	12.5%	11.1	891
MSR Pool 5	39,989,031	99,530	121,102	12.5%	5.5	19,594
MSR Pool 5—Recapture Agreement	—	8,454	3,854	12.5%	12.8	(758)
MSR Pool 11—Recapture Agreement	—	2,391	2,391	12.5%	—	—

	$69,914,531	$218,339	$271,420	12.5%	5.8	$43,691

(A)	The amortized cost basis of the Recapture Agreements is determined based on the relative fair values of the Recapture Agreements and related Excess MSRs at the time they were acquired.
(B)	Carrying Value represents the fair value of the pools or Recapture Agreements, as applicable.
(C)	Weighted Average Life represents the weighted average expected timing of the receipt of expected cash flows for this investment.
(D)	The portion of the change in fair value of the Recapture Agreements relating to loans recaptured to date is reflected in the respective pool.

The table below summarizes the geographic distribution of the underlying residential mortgage loans of the direct investments in Excess MSRs at June 30, 2013:

State Concentration	Percentage of Total Outstanding (A)
California	31.5%
Florida	10.1%
New York	4.5%
Washington	4.3%
Arizona	3.8%
Texas	3.6%
Maryland	3.5%
Colorado	3.5%
New Jersey	3.2%
Virginia	3.1%
Other U.S.	28.9%

100.0%

(A)	Based on the information provided by the loan servicer as of June 30, 2013.

Geographic concentrations of investments expose New Residential to the risk of economic downturns within the relevant states. Any such downturn in a state where New Residential holds significant investments could affect the underlying borrower’s ability to make mortgage payments and therefore could have a meaningful, negative impact on the Excess MSRs.

4. INVESTMENTS IN REAL ESTATE SECURITIES

During 2013, New Residential acquired $547.5 million face amount of Non-Agency RMBS for approximately $362.4 million and $156.3 million face amount of Agency ARM RMBS for approximately $165.2 million net of sales. In addition, Newcastle contributed $1.0 billion face amount of Agency ARM RMBS to New Residential during this period.

The following is a summary of New Residential’s real estate securities at June 30, 2013, all of which are classified as available-for-sale and are, therefore, reported at fair value with changes in fair value recorded in other comprehensive income.

			Gross Unrealized				Weighted Average
Asset Type	Outstanding Face Amount	Amortized Cost Basis	Gains	Losses	Carrying Value (A)	Number of Securities	Rating (B)	Coupon	Yield	Life (Years) (C)	Principal Subordination (D)
Agency ARM RMBS (E)(F)	$1,059,950	$1,134,190	$1,430	$(5,834)	$1,129,786	66	AAA	3.30%	1.47%	3.2	N/A
Non-Agency RMBS	927,903	605,835	33,286	(9,668)	629,453	98	CC	0.77%	4.87%	3.8	6.7%

Total/Weighted Average (G)	$1,987,853	$1,740,025	$34,716	$(15,502)	$1,759,239	164	BBB	2.12%	2.65%	3.4

(A)	Fair value, which is equal to carrying value for all securities. See Note 9 regarding the estimation of fair value.
(B)	Represents the weighted average of the ratings of all securities in each asset type, expressed as an S&P equivalent rating. For each security rated by multiple rating agencies, the lowest rating is used. Ratings provided were determined by third party rating agencies, represent the most recent credit ratings available as of the reporting date and may not be current.
(C)	The weighted average life is based on the timing of expected principal reduction on the assets.

(D)	Percentage of the outstanding face amount of securities and residual interests that is subordinate to New Residential’s investments.
(E)	Includes securities issued or guaranteed by U.S. Government agencies such as the Federal National Mortgage Association (“Fannie Mae”) or the Federal Home Loan Mortgage Corporation (“Freddie Mac”).
(F)	Amortized cost basis and carrying value include principal receivable of $13.8 million.
(G)	The total outstanding face amount was $ 18.4 million for fixed rate securities and $ 1.97 billion for floating rate securities.

Unrealized losses that are considered other than temporary are recognized currently in earnings. During the six months ended June 30, 2013, New Residential recorded other-than-temporary impairment charges (“OTTI”) of $3.8 million with respect to real estate securities held prior to the spin-off on May 15, 2013. Based on Newcastle management’s analysis of these securities, Newcastle determined it did not have the intent to hold the securities past May 15, 2013. Any remaining unrealized losses on New Residential’s securities were primarily the result of changes in market factors, rather than issue-specific credit impairment. New Residential performed analyses in relation to such securities, using management’s best estimate of their cash flows, which support its belief that the carrying values of such securities were fully recoverable over their expected holding period. New Residential has no intent to sell, and is not more likely than not to be required to sell, these securities.

The following table summarizes New Residential’s securities in an unrealized loss position as of June 30, 2013.

Securities in an Unrealized Loss Position	Outstanding Face Amount	Amortized Cost Basis			Gross Unrealized		Carrying Value	Number of Securities	Weighted Average
		Before Impairment	Other-Than- Temporary Impairment (A)	After Impairment	Gains	Losses			Rating	Coupon	Yield	Life (Years)
Less than Twelve Months	$1,183,118	$1,104,946	$(3,429)	$1,101,517	$—	$(15,485)	$1,086,032	79	BBB	2.51%	1.83%	3.5
Twelve or More Months	6,798	7,447	(40)	7,407	—	(17)	7,390	1	AAA	2.76%	0.93%	4.2

Total/WA	$1,189,916	$1,112,393	$(3,469)	$1,108,924	$—	$(15,502)	$1,093,422	80	BBB	2.51%	1.82%	3.5

(A)	Other than temporary impairment was recorded in connection with unrealized losses at the time of spin-off as Newcastle did not have the intent and ability to hold the securities past May 15, 2013. The losses were not recorded as the result of New Residential’s intent to sell the securities and are not the result of credit impairment.

The table below summarizes the geographic distribution of the collateral securing New Residential’s Non-Agency RMBS at June 30, 2013:

Geographic Location	Outstanding Face Amount	Percentage of Total Outstanding
Western U.S.	$346,056	37.3%
Northeastern U.S.	219,197	23.6%
Southeastern U.S.	190,998	20.6%
Midwestern U.S.	98,933	10.7%
Southwestern U.S.	72,719	7.8%

	$927,903	100.0%

New Residential evaluates the credit quality of its real estate securities, as of the acquisition date, for evidence of credit quality deterioration. As a result, New Residential identified a population of real estate securities for which it was determined that it was probable that New Residential would be unable to collect all contractually required payments. For securities acquired during the six months ended June 30, 2013, the face amount of these real estate securities was $472.7 million, with total expected cash flows of $375.2 million and a fair value of $298.9 million.

The following is the outstanding face amount and carrying value for securities, for which, as of the acquisition date, it was probable that New Residential would be unable to collect all contractually required payments, at December 31, 2012 and June 30, 2013:

	Outstanding Face Amount	Carrying Value
December 31, 2012	$342,013	$212,129
June 30, 2013	$771,682	$495,872

The following is a summary of the changes in accretable yield for these securities:

For the Six Months Ended June 30, 2013
Balance at December 31, 2012	$90,077
Additions	76,263
Accretion	(9,706)
Reclassifications from nonaccretable difference	23,679
Disposals	153

Balance at June 30, 2013	$180,466

5. INVESTMENTS IN RESIDENTIAL MORTGAGE LOANS

On February 27, 2013, New Residential, through a subsidiary, entered into an agreement to co-invest in reverse mortgage loans with a UPB of approximately $83 million as of December 31, 2012. New Residential has invested approximately $35 million to acquire a 70% interest in the reverse mortgage loans. Nationstar has co-invested pari passu with New Residential in 30% of the reverse mortgage loans and is the servicer of the loans performing all servicing and advancing functions and retaining the ancillary income, servicing obligations and liabilities as the servicer.

Loans for which New Residential has the intent and ability to hold for the foreseeable future, or until maturity or payoff, are classified as held-for-investment. Loans are presented in the consolidated balance sheet at cost net of any unamortized discount (or gross of any unamortized premium). New Residential determines at acquisition whether loans will be aggregated into pools based on common risk characteristics (credit quality, loan type, and date of origination or acquisition); loans aggregated into pools are accounted for as if each pool were a single loan. Income on these loans is recognized similarly to that on securities using a level yield methodology.

To the extent that residential mortgage loans are classified as held-for-investment, New Residential must periodically evaluate each of these loans or loan pools for possible impairment. Impairment is indicated when it is deemed probable that New Residential will be unable to collect all amounts due according to the contractual terms of the loan, or for loans acquired at a discount for credit losses, when it is deemed probable that New Residential will be unable to collect as anticipated. Upon determination of impairment, New Residential would establish a specific valuation allowance with a corresponding charge to earnings. New Residential continually evaluates its loans receivable for impairment. New Residential’s residential mortgage loans are aggregated into pools for evaluation based on like characteristics, such as loan type and acquisition date. Pools of loans are evaluated based on criteria such as an analysis of borrower performance, credit ratings of borrowers, loan to value ratios, the estimated value of the underlying collateral, the key terms of the loans and historical and anticipated trends in defaults and loss severities for the type and seasoning of loans being evaluated. This information is used to estimate provisions for estimated unidentified incurred losses on pools of loans. Significant judgment is required in determining impairment and in estimating the resulting loss allowance. Furthermore, New Residential must assess its intent and ability to hold its loan investments on a periodic basis. If New Residential does not have the intent to hold a loan for the foreseeable future or until its expected payoff, the loan must be classified as “held for sale” and recorded at the lower of cost or estimated value.

The following is a summary of residential mortgage loans at June 30, 2013, all of which are classified as held for investment:

Loan Type	Outstanding Face Amount	Carrying Value	Loan Count	Wtd. Avg. Yield	Wtd. Avg. Coupon (A)	Wtd. Avg. Life (Years) (B)	Floating Rate Loans as a % of Face Amount	Delinquent Face Amount
Reverse Mortgage Loans	$56,730	$33,636	328	10.6%	5.1%	4.1	20.7%	N/A

(A)	Represents the stated interest rate on the loans. Accrued interest on reverse mortgage loans is generally added to the principal balance and paid when the loan is resolved.
(B)	The weighted average life is based on the expected timing of the receipt of cash flows.

Activities related to the carrying value of residential mortgage loans are as follows:

For the six months ended June 30, 2013
Balance at December 31, 2012	$—
Purchases/additional fundings	35,138
Proceeds from repayments	(2,686)
Accretion of loan discount and other amortization	1,184

Balance at June 30, 2013	$33,636

6. INVESTMENTS IN EXCESS MORTGAGE SERVICING RIGHTS EQUITY METHOD INVESTEES

During the six months ended June 30, 2013, New Residential entered into investments in joint ventures (“Excess MSR joint ventures”) jointly controlled by New Residential and Fortress-managed funds investing in Excess MSRs. New Residential elected to record these investments at fair value pursuant to the fair value option for financial instruments to provide users of the financial statements with better information regarding the effects of prepayment risk and other market factors.

The following tables summarize the investments in equity method investees held by New Residential at June 30, 2013:

June 30, 2013
Excess MSR Assets	$351,863
Other Assets (A)	22,394
Debt	—
Other Liabilities	(7,951)

Equity	$366,306

New Residential’s Investment	$183,153

New Residential’s Ownership	50.0%

(A)	Includes $20.8 million of deposits related to investments which have not closed at June 30, 2013.

Six Months Ended June 30, 2013
Interest Income	$13,756
Other Income	31,374
Expenses	(2,938)

Net Income	$42,192

The following is a summary of New Residential’s Excess MSR investments made through equity method investees:

	June 30, 2013
	Unpaid Principal Balance	Investee Interest in Excess MSR	New Residential Interest in Investees	Amortized Cost Basis (A)	Carrying Value (B)	Weighted Average Yield	Weighted Average Life (Years) (C)
MSR Pool 6	$11,149,355	66.7%	50.0%	$40,027	$44,139	12.5%	4.8
MSR Pool 6—Recapture Agreement	—	66.7%	50.0%	10,683	13,284	12.5%	10.7
MSR Pool 7	34,480,698	66.7%	50.0%	104,057	112,946	12.5%	5.1
MSR Pool 7—Recapture Agreement	—	66.7%	50.0%	22,962	25,965	12.5%	12.0
MSR Pool 8	15,417,544	66.7%	50.0%	56,180	57,960	12.5%	5.0
MSR Pool 8—Recapture Agreement	—	66.7%	50.0%	12,928	14,103	12.5%	11.7
MSR Pool 11	22,817,213	66.7%	50.0%	51,033	55,797	12.5%	5.3
MSR Pool 11—Recapture Agreement	—	66.7%	50.0%	23,459	27,669	12.5%	9.9

	$83,864,810			$321,329	$351,863	12.5%	6.4

(A)	Represents the amortized cost basis of the equity method investees in which New Residential holds a 50% interest. The amortized cost basis of the Recapture Agreements is determined based on the relative fair values of the Recapture Agreements and related Excess MSRs at the time they were acquired.
(B)	Represents the carrying value of the Excess MSRs held in equity method investees, in which New Residential holds a 50% interest. Carrying value represents the fair value of the pools or Recapture Agreements, as applicable.
(C)	The weighted average life represents the weighted average expected timing of the receipt of cash flows of each investment.

Pool 6. On January 4, 2013, New Residential, through a joint venture, co-invested in Excess MSRs on a portfolio of Government National Mortgage Association (“Ginnie Mae”) residential mortgage loans with a UPB of approximately $13 billion (“Pool 6”) as of November 30, 2012. Nationstar acquired the related servicing rights from Bank of America in November 2012. New Residential contributed approximately $28.9 million for a 50% interest in a joint venture which acquired an approximately 67% interest in the Excess MSRs on this portfolio. The remaining interests in the joint venture are owned by a Fortress-managed fund and the remaining interest of approximately 33% in the Excess MSRs is owned by Nationstar. As the servicer, Nationstar performs all servicing and advancing functions, and it retains the ancillary income, servicing obligations and liabilities associated with this portfolio. Under the terms of this investment, to the extent that any loans in the portfolio are refinanced by Nationstar, the resulting Excess MSRs are shared on a pro rata basis by the joint venture and Nationstar, subject to certain limitations.

Pools 7, 8, 9, 10. On January 6, 2013 New Residential, through joint ventures, agreed to co-invest in Excess MSRs on a portfolio of four pools of residential mortgage loans with a UPB of approximately $215 billion as of November 30, 2012. Approximately 53% of the loans in this portfolio are in private label securitizations (“Pool 10”), and the remainder are owned, insured or guaranteed by Fannie Mae (“Pool 7”), Freddie Mac (“Pool 8”) or Ginnie Mae (“Pool 9”). Nationstar has agreed to acquire the related servicing rights from Bank of America. New Residential committed to invest approximately $340 million (based on the November 30, 2012 UPB) for a 50% interest in joint ventures which will acquire an approximately 67% interest in the Excess MSRs on this portfolio. As of June 30, 2013, New Residential had contributed approximately $80.7 million to the joint ventures. The remaining interests in the joint ventures are owned by Fortress-managed funds and the remaining interest of approximately 33% in the Excess MSRs are owned by Nationstar. As the servicer, Nationstar performs all servicing and advancing functions, and it retains the ancillary income, servicing obligations and liabilities associated with this portfolio. Under the terms of this investment, to the extent that any loans in the portfolio are refinanced by Nationstar, the resulting Excess MSRs are shared on a pro rata basis by the joint ventures and

Nationstar, subject to certain limitations. On January 31, 2013, New Residential completed the first closing of this co-investment. The first closing related to Excess MSRs on loans with an aggregate UPB of approximately $58 billion as of December 31, 2012, that are owned, insured, or guaranteed by Fannie Mae or Freddie Mac.

Pool 11. On May 20, 2013, New Residential acquired, through a joint venture, an interest in Excess MSRs from Nationstar on a portfolio of mortgage loans with a UPB of approximately $22.8 billion (“Pool 11”) as of March 31, 2013. New Residential has invested approximately $37.8 million to acquire a one-third interest in the Excess MSRs. Nationstar is the servicer of the loans and has retained a one-third interest in the Excess MSRs; a Fortress managed fund has acquired the remaining one-third interest. Under the terms of this investment, to the extent that any loans in the portfolio are refinanced by Nationstar, the resulting Excess MSRs are included in the portfolio, subject to certain limitations. New Residential, Nationstar and the Fortress fund share equally in these Excess MSRs.

See Recent Activities (Note 15) for information on Pools 9 and 10.

The table below summarizes the geographic distribution of the underlying residential mortgage loans of the Excess MSR investments made through equity method investees at June 30, 2013:

State Concentration	Percentage of Total Outstanding (A)
California	13.6%
Florida	8.3%
Georgia	5.8%
Texas	5.6%
New York	5.5%
Illinois	4.5%
Massachusetts	3.5%
New Jersey	3.3%
Washington	3.0%
Virginia	3.0%
Other U.S.	43.9%

100.0%

(A)	Based on the information provided by the loan servicer as of June 30, 2013.

7. INVESTMENTS IN CONSUMER LOAN EQUITY METHOD INVESTEES

On April 1, 2013, New Residential completed, through newly formed limited liability companies (together, the “Consumer Loan Companies”) a co-investment in a portfolio of consumer loans with a UPB of approximately $4.2 billion as of December 31, 2012. The portfolio includes over 400,000 personal unsecured loans and personal homeowner loans originated through subsidiaries of HSBC Finance Corporation. The Consumer Loan Companies acquired the portfolio from HSBC Finance Corporation and its affiliates. New Residential invested approximately $250 million for 30% membership interests in each of the Consumer Loan Companies. Of the remaining 70% of the membership interests, Springleaf Finance, Inc. (“Springleaf”), which is majority-owned by Fortress funds managed by our Manager, acquired 47%, and an affiliate of Blackstone Tactical Opportunities Advisors L.L.C. acquired 23%. Springleaf acts as the managing member of the Consumer Loan Companies. The Consumer Loan Companies financed $2.2 billion of the approximately $3.0 billion purchase price with asset-backed notes. The Consumer Loan Companies were formed on March 19, 2013, for the purpose of making this investment, and commenced operations upon the completion of the investment. After a servicing transition period, Springleaf will be the servicer of the loans and will provide all servicing and advancing functions for the portfolio.

New Residential accounts for its investment in the Consumer Loan Companies pursuant to the equity method of accounting because it can exercise significant influence over the Consumer Loan Companies, but the requirements for consolidation are not met. New Residential’s share of earnings and losses in these equity method investees is included in “Earnings from investments in consumer loans, equity method investees” on the Consolidated Statements of Income. Equity method investments are included in “Investments in consumer loans, equity method investees” on the Consolidated Balance Sheets.

New Residential periodically reviews equity method investments for impairment in value whenever events or changes in circumstances indicate that the carrying amount of such investments may not be recoverable. New Residential will record an impairment charge to the extent that the estimated fair value of an investment is less than its carrying value and New Residential determines the impairment is other-than-temporary.

The following tables summarize the investment the Consumer Loan Companies held by New Residential at June 30, 2013:

June 30, 2013
Consumer Loan Assets	$2,835,996
Other Assets	119,163
Debt (A)	(2,018,486)
Other Liabilities	(620)

Equity	$936,053

New Residential’s investment	$280,816

New Residential’s ownership	30.0%

(A)	Represents asset-back notes with an interest rate of 3.75% and a maturity of April 2021. Substantially all of the net cash flow generated by the Consumer Loan Companies is required to be used to pay down the these notes. When the balance of the outstanding notes is reduced to 50% of the outstanding UPB of the performing consumer loans, the equity holders of the Consumer Loan Companies will be entitled to receive, in the aggregate, 30% of the net cash flow of the Consumer Loan Companies on a periodic basis.

Six Months Ended June 30, 2013
Interest income	$168,130
Interest expense	(24,590)
Provision for finance receivable losses	(554)
Other expenses	(22,441)

Net income	$120,545

New Residential’s equity in net income	$36,164

The following is a summary of New Residential’s consumer loan investments made through equity method investees:

	June 30, 2013
	Unpaid Principal Balance	Interest in Consumer Loan Companies	Carrying Value (A)	Weighted Average Coupon (B)	Weighted Average Asset Yield	Weighted Average Expected Life (Years) (C)
Consumer Loans	$3,675,979	30.0%	$2,835,996	18.6%	14.0%	4.5

(A)	Represents the carrying value of the consumer loans held by the Consumer Loan Companies.
(B)	Substantially all of the cash flow received on the loans is required to be used to make payments on the notes described above.
(C)	Weighted Average Life represents the weighted average expected timing of the receipt of expected cash flows for this investment.

New Residential’s investments in consumer loans, equity method investees changed during the six months ended June 30, 2013 as follows:

For the six months ended June 30, 2013
Balance at December 31, 2012	$—
Contributions to equity method investees	245,421
Distributions of earnings from equity method investees	(769)
Earnings from investments in consumer loan equity method investees	36,164

Balance at June 30, 2013	$280,816

8. DEBT OBLIGATIONS

The following table presents certain information regarding New Residential’s debt obligations at June 30, 2013:

							Collateral
Repurchase Agreements (A)	Month Issued	Outstanding Face	Carrying Value	Final Stated Maturity (D)	Weighted Average Funding Cost	WAL	Outstanding Face	Amortized Cost Basis	Carrying Value	WAL (Years)
Agency ARM RMBS (B)	Various	$1,061,250	$1,061,250	Jul-13	0.39%	0.1	$1,059,950	$1,134,190	$1,129,786	3.2
Non Agency RMBS (C)	Various	413,088	413,088	Jul-13	2.03%	0.1	907,247	590,131	613,078	3.8

		$1,474,338	$1,474,338		0.85%	0.1	$1,967,197	$1,724,321	$1,742,864	3.5

(A)	These repurchase agreements had approximately $0.5 million of associated accrued interest payable at June 30, 2013.
(B)	The counterparties of these repurchase agreements are Goldman Sachs $357.8 million, Barclays $266.1 million, Nomura $210.2 million, Citi $138.4 million, Morgan Stanley $65.8 million and Bank of America $23.0 million.
(C)	The counterparties of these repurchase agreements are Credit Suisse $267.4 million, Barclays $97.9 million, and Royal Bank of Canada $47.7 million.
(D)	All of these repurchase agreements were renewed or refinanced subsequent to June 30, 2013.

All of the agreements described above are subject to customary margin call provisions. See Note 15 regarding the refinancing of repurchase agreements with Credit Suisse.

9. FAIR VALUE OF FINANCIAL INSTRUMENTS

U.S. GAAP requires the categorization of the fair value of financial instruments into three broad levels which form a hierarchy.

Level 1—Quoted prices in active markets for identical instruments.

Level 2—Valuations based principally on other observable market parameters, including

•	Quoted prices in active markets for similar instruments,

•	Quoted prices in less active or inactive markets for identical or similar instruments,

•	Other observable inputs (such as interest rates, yield curves, volatilities, prepayment speeds, loss severities, credit risks and default rates), and

•	Market corroborated inputs (derived principally from or corroborated by observable market data).

Level 3—Valuations based significantly on unobservable inputs.

New Residential follows this hierarchy for its financial instruments. The classifications are based on the lowest level of input that is significant to the fair value measurement.

The carrying value and fair value of New Residential’s financial assets recorded at fair value on a recurring basis at June 30, 2013 were as follows:

			Fair Value
	Principal Balance or Notional Amount	Carrying Value	Level 2	Level 3	Total
Assets:
Real estate securities, available-for-sale	$1,987,853	$1,759,239	$1,129,786	$629,453	$1,759,239
Investments in excess mortgage servicing rights, at fair value (A)	69,914,531	271,420	—	271,420	271,420
Investments in excess mortgage servicing rights, equity method investees, at fair value (A)	83,864,810	183,153	—	183,153	183,153

	$155,767,194	$2,213,812	$1,129,786	$1,084,026	$2,213,812

(A)	The notional amount represents the total unpaid principal balance of the mortgage loans underlying the Excess MSRs. Generally, New Residential does not receive an excess mortgage servicing amount on nonperforming loans.

Investments in Excess MSRs Valuation

Fair value estimates of New Residential’s Excess MSRs were based on internal pricing models. The valuation technique is based on discounted cash flows. Significant inputs used in the valuations included expectations of prepayment rates, delinquency rates, recapture rates, the excess mortgage servicing amount of the underlying mortgage loans and discount rates that market participants would use in determining the fair values of mortgage servicing rights on similar pools of residential mortgage loans. New Residential’s management validates significant inputs and outputs of the internal pricing models by comparing them to available independent third party market parameters and models for reasonableness. New Residential believes its valuation methods and the assumptions used are appropriate and consistent with other market participants.

In order to evaluate the reasonableness of its fair value determinations, management engages an independent valuation firm to separately measure the fair value of its Excess MSRs. The independent valuation firm determines an estimated fair value range of each pool based on its own models and issues a “fairness opinion” with this range. Management compares the range included in the opinion to the value generated by its internal models. For Excess MSRs acquired prior to the current quarter, the fairness opinion relates to the valuation at the current quarter end date. For Excess MSRs acquired during the current quarter, the fairness opinion relates to the valuation at the time of acquisition. To date, New Residential has not made any significant valuation adjustments as a result of these fairness opinions.

For Excess MSRs acquired during the current quarter, New Residential revalues the Excess MSRs at the quarter end date if a payment is received between the acquisition date and the end of the quarter. Otherwise, Excess MSRs acquired during the current quarter are carried at their amortized cost basis if there has been no change in assumptions since acquisition.

In addition, in valuing the Excess MSRs, management considered the likelihood of Nationstar being removed as the servicer, which likelihood is considered to be remote. Fair value measurements of the Excess MSRs are sensitive to changes in the assumptions or methodology used to determine fair value, and such changes could result in a significant increase or decrease in the fair value. Significant increases (decreases) in the discount rates, prepayment or delinquency rates in isolation would result in a significantly lower (higher) fair value measurement, whereas significant increases (decreases) in the recapture rates or excess mortgage servicing amount in isolation would result in a significantly higher (lower) fair value measurement. Generally, a change in the delinquency rate assumption is accompanied by a directionally similar change in the assumption used for the prepayment speed.

The following table summarizes certain information regarding the inputs used in valuing the Excess MSRs owned directly and through equity method investees as of June 30, 2013:

Significant Inputs
Held Directly (Note 3)	Prepayment Speed (A)	Delinquency (B)	Recapture Rate (C)	Excess Mortgage Servicing Amount (D)	Discount Rate
MSR Pool 1	15.3%	10.0%	35.0%	28 bps	12.5%
MSR Pool 1—Recapture Agreement	8.0%	10.0%	35.0%	21 bps	12.5%
MSR Pool 2	15.4%	10.9%	35.0%	23 bps	12.5%
MSR Pool 2—Recapture Agreement	8.0%	10.0%	35.0%	21 bps	12.5%
MSR Pool 3	15.8%	11.9%	35.0%	23 bps	12.5%
MSR Pool 3—Recapture Agreement	8.0%	10.0%	35.0%	21 bps	12.5%
MSR Pool 4	18.0%	15.9%	35.0%	17 bps	12.5%
MSR Pool 4—Recapture Agreement	8.0%	10.0%	35.0%	21 bps	12.5%
MSR Pool 5	12.4%	N/A	(E)	13.0%	13 bps	12.5%
MSR Pool 5—Recapture Agreement	8.0%	N/A	(E)	15.0%	21 bps	12.5%
MSR Pool 11—Recapture Agreement	9.0%	2.0%	31.0%	19 bps	12.5%

Held through Equity Method Investees (Note 6)
MSR Pool 6	18.9%	8.9%	35.0%	25 bps	12.5%
MSR Pool 6—Recapture Agreement	10.0%	6.0%	35.0%	23 bps	12.5%
MSR Pool 7	13.6%	8.0%	35.0%	16 bps	12.5%
MSR Pool 7—Recapture Agreement	10.0%	5.0%	35.0%	19 bps	12.5%
MSR Pool 8	14.9%	7.0%	35.0%	19 bps	12.5%
MSR Pool 8—Recapture Agreement	10.0%	5.0%	35.0%	19 bps	12.5%
MSR Pool 11	19.7%	7.7%	38.6%	16 bps	12.5%
MSR Pool 11—Recapture Agreement	10.0%	2.5%	35.0%	19 bps	12.5%

(A)	Projected annualized weighted average lifetime voluntary and involuntary prepayment rate using a prepayment vector.
(B)	Projected percentage of mortgage loans in the pool that will miss their mortgage payments.
(C)	Percentage of voluntarily prepaid loans that are expected to be refinanced by Nationstar.
(D)	Weighted average total mortgage servicing amount in excess of the basic fee.
(E)	The Excess MSR will be paid on the total UPB of the mortgage portfolio (including both performing and delinquent loans until REO).

All of the assumptions listed have some degree of market observability, based on New Residential’s knowledge of the market, relationships with market participants, and use of common market data sources. Prepayment speed and delinquency rate projections are in the form of “curves” or “vectors” that vary over the expected life of the pool. New Residential uses assumptions that generate its best estimate of future cash flows for each investment in Excess MSRs.

When valuing Excess MSRs, New Residential uses the following criteria to determine the significant inputs:

•

Prepayment Speed: Prepayment speed projections are in the form of a “vector” that varies over the expected life of the pool. The prepayment vector specifies the percentage of the collateral balance that is expected to prepay voluntarily (i.e., pay off) and involuntarily (i.e., default) at each point in the future. The prepayment vector is based on assumptions that reflect factors such as the borrower’s FICO score, loan-to-value ratio, debt-to-income ratio, vintage on a loan level basis, as well as the projected effect on loans eligible for the Home Affordable Refinance Program 2.0 (“HARP 2.0”). Management considers collateral-specific prepayment experience when determining this vector. For the Recapture Agreements and recaptured loans, New Residential also considers industry research on the prepayment experience of similar loan pools (i.e., loan pools composed of refinanced loans). This data is obtained from remittance reports, market data services and other market sources.

•	Delinquency Rates: For existing mortgage pools, delinquency rates are based on the recent pool-specific experience of loans that missed their latest mortgage payments. For the Recapture Agreements and recaptured loans, delinquency rates are based on the experience of similar loan pools originated by Nationstar and delinquency experience over the past year. Management believes this time period provides a reasonable sample for projecting future delinquency rates while taking into account current market conditions. Additional consideration is given to loans that are expected to become 30 or more days delinquent.

•	Recapture Rates: Recapture rates are based on actual average recapture rates experienced by Nationstar on similar mortgage loan pools. Generally, New Residential looks to one year worth of actual recapture rates, which management believes provides a reasonable sample for projecting future recapture rates while taking into account current market conditions.

•	Excess Mortgage Servicing Amount: For existing mortgage pools, excess mortgage servicing amount projections are based on the actual total mortgage servicing amount in excess of a basic fee. For loans expected to be refinanced by Nationstar and subject to a Recapture Agreement, New Residential considers the excess mortgage servicing amount on loans recently originated by Nationstar over the past year and other general market considerations. Management believes this time period provides a reasonable sample for projecting future excess mortgage servicing amounts while taking into account current market conditions.

•	Discount Rate: The discount rates used by New Residential are derived from market data on pricing of mortgage servicing rights backed by similar collateral.

New Residential uses different prepayment and delinquency assumptions in valuing the Excess MSRs relating to the original loan pools, the Recapture Agreements and the Excess MSRs relating to recaptured loans. The prepayment speed and delinquency rate assumptions differ because of differences in the collateral characteristics, eligibility for the Home Affordable Refinance Program 2.0 (“HARP 2.0”) and expected borrower behavior for original loans and loans which have been refinanced. New Residential uses the same assumptions for recapture and discount rates when valuing Excess MSRs and Recapture Agreements. These assumptions are based on historical recapture experience and market pricing.

Excess MSRs, owned directly, measured at fair value on a recurring basis using Level 3 inputs changed during the six months ended June 30, 2013 as follows:

	Level 3 (A)
	MSR Pool 1	MSR Pool 2	MSR Pool 3	MSR Pool 4	MSR Pool 5	MSR Pool 11	Total
Balance at December 31, 2012	$40,910	$39,322	$35,434	$15,036	$114,334	$—	$245,036
Transfers (B)
Transfers from Level 3 (B)	—	—	—	—	—	—	—
Transfers to Level 3 (B)	—	—	—	—	—	—	—
Gains (losses) included in net income (C)	7,185	8,107	6,719	2,844	18,836	—	43,691
Interest income	3,615	2,802	3,073	1,237	10,053	—	20,780
Purchases, sales and repayments
Purchases	—	—	—	—	—	2,391	2,391
Purchase adjustments	—	—	—	—	—	—	—
Proceeds from sales	—	—	—	—	—	—	—
Proceeds from repayments	(7,180)	(6,335)	(6,288)	(2,408)	(18,267)	—	(40,478)

Balance at June 30, 2013	$44,530	$43,896	$38,938	$16,709	$124,956	$2,391	$271,420

(A)	Includes the recapture agreement for each respective pool.
(B)	Transfers are assumed to occur at the beginning of the respective period.
(C)	The gains (losses) recorded in earnings during the period are attributable to the change in unrealized gains (losses) relating to Level 3 assets still held at the reporting dates. These gains (losses) represent the change in fair value of the Excess MSRs and are recorded in “Change in fair value of investments in excess mortgage servicing rights” in the consolidated statements of income.

Excess Mortgage Servicing Rights Equity Method Investees Valuation

Fair value estimates of New Residential’s investments were based on internal pricing models. New Residential estimated the fair value of the assets and liabilities of the underlying entities in which it holds an equity interest. The valuation technique is based on discounted cash flows. Significant inputs represent the inputs required to estimate the fair value of the Excess MSRs held by the entities and include expectations of prepayment rates, delinquency rates, recapture rates, the excess mortgage servicing amount of the underlying mortgage loans, and discount rates that market participants would use in determining the fair values of mortgage servicing rights on similar pools of residential mortgage loans. In addition, in valuing the Excess MSRs, management considered the likelihood of Nationstar being removed as servicer, which likelihood is considered to be remote. Refer to the Investments in Excess MSRs Valuation section above for further details.

New Residential’s investments in equity method investees measured at fair value on a recurring basis using Level 3 inputs changed during the six months ended June 30, 2013 as follows:

Six Months Ended June 30, 2013
Balance at December 31, 2012	$—
Contributions to equity method investees	178,866
Distributions of earnings from equity method investees	(4,822)
Distributions of capital from equity method investees	(11,987)
Change in fair value of investments in equity method investees	21,096

Balance at June 30, 2013	$183,153

Real Estate Securities Valuation

As of June 30, 2013 New Residential’s securities valuation methodology and results are further detailed as follows:

			Fair Value
Asset Type	Outstanding Face Amount	Amortized Cost Basis	Multiple Quotes (A)	Total	Level
Non-Agency RMBS	$927,903	$605,835	$629,453	$629,453	3
Agency ARM RMBS	1,059,950	1,134,190	1,129,786	1,129,786	2

Total	$1,987,853	$1,740,025	$1,759,239	$1,759,239

(A)	Management generally obtained pricing service quotations or broker quotations from two sources, one of which was generally the seller (the party that sold New Residential the security). Management selected one of the quotes received as being most representative of the fair value and did not use an average of the quotes. Even if New Residential receives two or more quotes on a particular security that come from non-selling brokers or pricing services, it does not use an average because management believes using an actual quote more closely represents a transactable price for the security than an average level. Furthermore, in some cases there is a wide disparity between the quotes New Residential receives. Management believes using an average of the quotes in these cases would not represent the fair value of the asset. Based on New Residential’s own fair value analysis, management selects one of the quotes which is believed to more accurately reflect fair value. New Residential never adjusts quotes received. These quotations are generally received via email and contain disclaimers which state that they are “indicative” and not “actionable”—meaning that the party giving the quotation is not bound to actually purchase the security at the quoted price.

Fair value measurements categorized within Level 3 are sensitive to changes in the assumptions or methodology used to determine fair value, and such changes could result in a significant increase or decrease in the fair value. For New Residential’s investments in real estate securities categorized within Level 3 of the fair value hierarchy, the significant unobservable inputs include the discount rates, assumptions related to prepayments, default rates and loss severities. Significant increases (decreases) in any of the discount rates, default rates or loss severities in isolation would result in a significantly lower (higher) fair value measurement. The impact of changes in prepayment speeds would have differing impacts on fair value, depending on the seniority of the investment. Generally, a change in the default assumption is accompanied by directionally similar changes in the assumptions used for the loss severity and the prepayment speed.

Fair value estimates of New Residential’s Non-Agency RMBS were based on third party indications as of June 30, 2013 and classified as Level 3. Securities measured at fair value on a recurring basis using Level 3 inputs changed during the six months ended June 30, 2013 as follows:

Level 3 Non-Agency RMBS
Balance at December 31, 2012	$289,756
Transfer (A)
Transfers from Level 3	—
Transfers into Level 3	—
Total Gains (Losses)
Included in net income as impairment	(729)
Gain on Settlement of Securities	58
Included in comprehensive income (B)	8,092
Amortization included in interest income	10,558
Purchases, sales and repayments
Purchases	366,926
Sales	(4,421)
Proceeds from repayments	(40,787)

Balance at June 30, 2013	$629,453

(A)	Transfers are assumed to occur at the beginning of the respective period.
(B)	These gains (losses) were included in net unrealized gain (loss) on securities in the consolidated statements of comprehensive income.

Loans for Which Fair Value is Only Disclosed

As of June 30, 2013, loans which New Residential has the intent and ability to hold into the foreseeable future are classified as held-for-investment. Loans held-for-investment are carried at the aggregate unpaid principal balance adjusted for any unamortized premium or discount, deferred fees or expenses, an allowance for loan losses, charge-offs and write-downs for impaired loans.

The fair value of New Residential’s reverse mortgage loans held-for-investment were estimated based on a discounted cash flow analysis using internal pricing models. The significant inputs to these models include discount rates and the timing and amount of expected cash flows that management believes market participants would use in determining the fair values on similar pools of reverse mortgage loans. New Residential’s loans held-for-investment are categorized within Level 3 of the fair value hierarchy.

The following table summarizes the inputs used in valuing reverse mortgage loans as of June 30, 2013:

Reverse Mortgage Loans for Which Fair Value is Only Disclosed

					Significant Inputs
Loan Type	Outstanding Face Amount	Carrying Value	Fair Value	Valuation Allowance/ (Reversal) In Current Year	Discount Rate	WAL (Years) (A)
Reverse Mortgage Loans	$56,730	$33,636	$33,845	$—	10.6%	4.1

(A)	The weighted average life is based on the expected timing of the receipt of cash flows.

Liabilities for Which Fair Value is Only Disclosed

Repurchase agreements are not measured at fair value in the statement of position; however, management believes that their carrying value approximates fair value. Repurchase agreements are considered to be level 2 in the valuation hierarchy with significant valuation variables including the amount and timing of expected cash flows, interest rates and collateral funding spreads.

10. EQUITY AND EARNINGS PER SHARE

Equity and Dividends

On April 26, 2013, Newcastle announced that its board of directors had formally declared the distribution of shares of common stock of New Residential, a then wholly owned subsidiary of Newcastle. Following the spin-off, New Residential is an independent, publicly-traded REIT primarily focused on investing in residential mortgage related assets. The spin-off was completed on May 15, 2013 and New Residential began trading on the New York Stock Exchange under the symbol “NRZ”. The spin-off transaction was effected as a taxable pro rata distribution by Newcastle of all the outstanding shares of common stock of New Residential to the stockholders of record of Newcastle as of May 6, 2013. The stockholders of Newcastle as of the record date received one share of New Residential common stock for each share of Newcastle common stock held.

On April 29, 2013, New Residential’s certificate of incorporation was amended so that its authorized capital stock now consists of 2,000,000,000 shares of common stock, par value $0.01 per share, and 100,000,000 shares of preferred stock, par value $0.01 per share. After completion of the spin-off, there are 253,025,645 outstanding shares of common stock which is based on the number of Newcastle’s shares of common stock outstanding on May 6, 2013 and a distribution ratio of one share of New Residential common stock for each share of Newcastle common stock.

On June 3, 2013, New Residential declared a quarterly dividend of $0.07 per common share for the quarter ended June 30, 2013, based on earnings for the period May 16, 2013 to June 30, 2013, which was paid in July 2013.

Options

Effective upon the spin-off, New Residential has a Nonqualified Stock Option and Incentive Award Plan (the “Plan”) which provides for the grant of equity-based awards, including restricted stock, stock options, stock appreciation rights, performance awards, tandem awards and other equity-based and non-equity based awards, in each case to the Manager, and to the directors, officers, employees, service providers, consultants and advisor of the Manager who perform services for New Residential, and to New Residential’s directors, officers, service providers, consultants and advisors. New Residential has initially reserved 30,000,000 shares of its common stock for issuance under the Plan; on the first day of each fiscal year beginning during the ten-year term of the Plan in and after calendar year 2014, that number will be increased by a number of shares of New Residential’s common stock equal to 10% of the number of shares of common stock newly issued by New Residential during the immediately preceding fiscal year (and, in the case of fiscal year 2013, after the effective date of the Plan). New Residential’s board of directors may also determine to issue options to the Manager that are not subject to the Plan, provided that the number of shares underlying any options granted to the Manager in connection with capital raising efforts would not exceed 10% of the shares sold in such offering and would be subject to NYSE rules.

Prior to the spin-off, Newcastle had issued options to the Manager in connection with capital raising activities. In connection with the spin-off, 21.5 million options that were held by FIG LLC, (the Manager), or by the directors, officers or employees of the Manager, were converted into an adjusted Newcastle option and a new New Residential option. The exercise price of each adjusted Newcastle option and New Residential option was set to collectively maintain the intrinsic value of the Newcastle option immediately prior to the spin-off and to maintain the ratio of the exercise price of the adjusted Newcastle option and the New Residential option, respectively, to the fair market value of the underlying shares as of the spin-off date, in each case based on the five day average closing price subsequent to the spin-off date.

New Residential’s outstanding options at June 30, 2013 consisted of the following:

	Number of Options	Strike Price	Maturity Date
	116,380	$10.91	07/16/13
	304,604	12.28	12/01/13
	328,350	14.17	01/09/14
	343,275	13.86	05/25/14
	162,500	16.95	11/22/14
	330,000	15.97	01/12/15
	2,000	16.68	08/01/15
	170,000	15.87	11/01/16
	242,000	16.90	01/23/17
	456,000	14.96	04/11/17
	1,676,833	3.29	03/29/21
	2,539,833	2.49	09/27/21
	2,000	2.74	12/20/21
	1,897,500	3.41	04/03/21
	2,300,000	3.67	05/21/22
	2,530,000	3.67	07/31/22
	5,750,000	5.12	01/11/23
	2,300,000	5.74	02/15/23
	8,000	6.79	06/02/23

Total/WA	21,459,275	$5.35

As of June 30, 2013, New Residential’s outstanding options were summarized as follows:

Held by the manager	17,699,458
Issued to the Manager and subsequently transferred to certain of the Manager’s employees	3,631,437
Issued to the independent directors	12,000

Total	21,459,275

Income and Earnings Per Share

Net income earned prior to the spin-off is included in additional paid-in capital instead of retained earnings since the accumulation of retained earnings began as of the date of spin-off.

New Residential is required to present both basic and diluted earnings per share (“EPS”). Basic EPS is calculated by dividing net income by the weighted average number of shares of common stock outstanding. Diluted EPS is computed by dividing net income by the weighted average number of shares of common stock outstanding plus the additional dilutive effect, if any, of common stock equivalents during each period. New Residential’s common stock equivalents are its outstanding stock options. During the three and six months ended June 30, 2013, based on the treasury stock method, New Residential had 3,633,843 and 1,826,960 dilutive common stock equivalents, respectively. During the three and six months ended June 30, 2012, New Residential did not have any dilutive common stock equivalents outstanding.

For the purposes of computing EPS for periods prior to the spin-off on May 15, 2013, New Residential treated the common shares issued in connection with the spin-off as if they had been outstanding for all periods presented, similar to a stock split. For the purposes of computing diluted EPS for periods prior to the spin-off on May 15, 2013, New Residential treated the 21.5 million options issued on the spin-off date as a result of the conversion of Newcastle options as if they were granted on May 15, 2013 since no New Residential awards were outstanding prior to that date.

11. COMMITMENTS AND CONTINGENCIES

Litigation—New Residential may, from time to time, be a defendant in legal actions from transactions conducted in the ordinary course of business. As of June 30, 2013, New Residential is not subject to any material litigation, individually or in the aggregate, nor, to management’s knowledge, is any material litigation currently threatened against New Residential.

Indemnifications—In the normal course of business, New Residential and its subsidiaries enter into contracts that contain a variety of representations and warranties and that provide general indemnifications.

New Residential’s maximum exposure under these arrangements is unknown as this would involve future claims that may be made against New Residential that have not yet occurred. However, based on Newcastle’s and its own experience, New Residential expects the risk of material loss to be remote.

Capital Commitments—As of June 30, 2013, New Residential had outstanding capital commitments related to investments in joint ventures in connection with the acquisition of Excess MSRs. See Notes 6 and 15, respectively, for a description of these commitments.

12. TRANSACTIONS WITH AFFILIATES AND AFFILIATED ENTITIES

New Residential has entered into a management agreement with the Manager, an affiliate of Fortress. Pursuant to the Management Agreement, the Manager, under the supervision of New Residential’s board of directors, formulates investment strategies, arranges for the acquisition of assets and associated financing, monitors the performance of New Residential’s assets and provides certain advisory, administrative and managerial services in connection with the operations of New Residential.

Effective May 15, 2013, the Manager is entitled to receive a management fee in the amount equal to 1.5% per annum of New Residential’s gross equity calculated and payable monthly in arrears in cash. Gross equity is generally the equity transferred by Newcastle on the distribution date, plus total net proceeds from stock offerings, plus certain capital contributions to subsidiaries, less capital distributions and repurchases of common stock.

In addition, effective May 15, 2013, the Manager is entitled to receive annual incentive compensation in an amount equal to the product of (A) 25% of the dollar amount by which (1) (a) New Residential’s Funds from Operations before the incentive compensation per share of common stock, excluding Funds from Operations from investments in equity method investees that are invested in consumer loans as of the date hereof (the Consumer Loan Companies) and any unrealized gains or losses from mark to market valuation changes on Excess MSRs and on equity method investees invested in Excess MSRs, per REIT Share (as defined in the Management Agreement, based on the weighted average number of REIT Shares outstanding), plus (b) earnings (or losses) from the Consumer Loan Companies computed on a level-yield basis (such that the loans are treated as if they qualified as loans acquired with a discount for credit quality as set forth in ASC 310-30, as such codification was in effect on June 30, 2013) as if the Consumer Loan Companies had been acquired at their GAAP basis on May 15, 2013, earnings (or losses) from equity method investees invested in Excess MSRs as if such equity method investees had not made a fair value election, and gains (or losses) from debt restructuring and gains (or losses) from sales of property and other assets per share of common stock, exceed (2) an amount equal to (a) the weighted average of the book value per share of the equity transferred by Newcastle on the date of the spin-off and the prices per share of New Residential’s common stock in any offerings (adjusted for prior capital dividends or capital distributions) multiplied by (b) a simple interest rate of 10% per annum, multiplied by (B) the weighted average number of shares of common stock outstanding. “Funds from Operations” means net income (computed in accordance with GAAP), excluding gains (or losses) from debt restructuring and gains (or losses) from sales of property, plus depreciation on real estate assets, and after adjustments for unconsolidated partnerships and joint ventures. Funds from operations will be computed on an unconsolidated basis. The computation of funds from operations may be adjusted at the direction of New Residential’s independent directors based on changes in, or certain applications of, GAAP. Funds from operations is determined from the date of the spin-off and without regard to Newcastle’s prior performance.

In addition to the management fee and incentive compensation, New Residential is responsible for reimbursing the Manager for certain expenses paid by the Manager on behalf of New Residential.

Due to affiliate is comprised of the following amounts:

	June 30, 2013	December 31, 2012
Management fees	$1,499	$3,392
Incentive compensation	878	—
Purchase price payable	1,254	1,744

	$3,631	$5,136

On June 27, 2013, New Residential purchased Agency ARM RMBS with an aggregate face amount of approximately $22.7 million from Newcastle for approximately $1.2 million, net of related financing. New Residential purchased the securities on the same terms as they were purchased by Newcastle.

See Notes 1, 3 and 6 for a discussion of transactions with Nationstar. As of June 30, 2013, New Residential held on its balance sheet a total face amount of $719.5 million of Non-Agency RMBS serviced by Nationstar. The total UPB of the loans underlying these Nationstar serviced Non-Agency RMBS was approximately $8.1 billion as of June 30, 2013.

See Note 7 for a discussion of a transaction with Springleaf.

13. RECLASSIFICATION FROM ACCUMULATED OTHER COMPREHENSIVE INCOME INTO NET INCOME

The following table summarizes the amounts reclassified out of accumulated other comprehensive income into net income:

Accumulated Other Comprehensive Income Components	Statement of Income Location	Three Months Ended June 30, 2013	Six Months Ended June 30, 2013
Reclassification of net realized (gain) loss on securities into earnings	Gain on settlement of securities	$(58)	$(58)
Reclassification of net realized (gain) loss on securities into earnings	Other-than-temporary impairment on securities	3,756	3,756

Total reclassifications		$3,698	$3,698

14. INCOME TAXES

New Residential intends to qualify as a REIT for the tax year ending December 31, 2013. A REIT is generally not subject to U.S. federal corporate income tax on that portion of its income that is distributed to stockholders if it distributes at least 90% of its REIT taxable income to its stockholders by prescribed dates and complies with various other requirements. New Residential was a wholly owned subsidiary of Newcastle until May 15, 2013 and, as a qualified REIT subsidiary, was a disregarded entity until such date. As a result, no provision or liability for U.S. federal or state income taxes has been included in the accompanying consolidated financial statements for the periods ended June 30, 2013 or 2012.

15. RECENT ACTIVITIES

These financial statements include a discussion of material events that have occurred subsequent to June 30, 2013 (referred to as “subsequent events”) through the issuance of these consolidated financial statements. Events subsequent to that date have not been considered in these financial statements.

On July 1, 2013, New Residential completed an additional closing of Excess MSRs that it agreed to acquire as part of the previously announced transaction between Nationstar and Bank of America (See Note 6). This closing relates to loans held in private label securitizations (“PLS”) with a UPB of $43 billion, which represents approximately 45% of the total PLS UPB associated with the transaction (Pool 10). New Residential invested approximately $53 million to acquire one-third of the Excess MSRs on this portfolio.

On July 15, 2013 New Residential completed an additional closing of Excess MSRs that it agreed to acquire as part of the previously announced transaction between Nationstar and Bank of America (See Note 6). This closing relates to loans held in PLS with a UPB of $4.0 billion, which represents approximately 4.2% of the total PLS UPB associated with the transaction (Pool 10). New Residential invested approximately $12 million to acquire one-third of the Excess MSRs on this portfolio.

On July 18, 2013 New Residential completed an additional closing of Excess MSRs that it agreed to acquire as part of the previously announced transaction between Nationstar and Bank of America (See Note 6). This closing relates to loans that are owned, insured or guaranteed by GNMA with a UPB of about $34.7 billion, which represents all of the GNMA UPB associated with the transaction (Pool 9). New Residential invested approximately $65 million to acquire one-third of the Excess MSRs on this portfolio.

On August 1, 2013, a subsidiary of New Residential entered into a $350 million master repurchase agreement collateralized by its Non-Agency RMBS. New Residential has guaranteed all of the obligations of its subsidiary under the master repurchase agreement. This agreement is subject to customary loan covenants and events of default provisions including an event of default if New Residential’s market capitalization declines 50%, as well as a covenant requiring New Residential to maintain two to one indebtness to tangible net worth. The repurchase agreement has a one year term, expiring in August 2014, and is not subject to margin call provisions. The financing bears interest at LIBOR plus an applicable margin as stated below:

Monthly Payment Date	Applicable Margin
August 2013 through October 2013	2.25%
November 2013 through January 2014	2.50%
February 2014 through April 2014	3.00%
May 2014 through August 2014	3.50%

Report of Independent Registered Public Accounting Firm

The Board of Directors of Newcastle Investment Corp. as the sole stockholder of New Residential Investment Corp. (formerly known as NIC MSR LLC)

We have audited the accompanying consolidated balance sheets of New Residential Investment Corp. and Subsidiaries (formerly known as NIC MSR LLC) as of December 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income, changes in Newcastle’s equity, and cash flows for the year ended December 31, 2012 and the period from December 8, 2011 (commencement of operations) through December 31, 2011. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of New Residential Investment Corp. and Subsidiaries (formerly known as NIC MSR LLC) at December 31, 2012 and 2011, and the consolidated results of their operations and their cash flows for the year ended December 31, 2012 and the period from December 8, 2011 (commencement of operations) through December 31, 2011, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

New York, New York

March 12, 2013

except for Note 11, as to which the date is

April 9, 2013

NEW RESIDENTIAL INVESTMENT CORP. AND SUBSIDIARIES (formerly known as NIC MSR LLC)

CONSOLIDATED BALANCE SHEETS

(Dollars in thousands)

	December 31, 2012	December 31, 2011
Assets
Investments in excess mortgage servicing rights at fair value	$245,036	$43,971
Real estate securities, available-for-sale	289,756	—
Other assets	84	—

	$534,876	$43,971

Liabilities and Equity
Liabilities
Repurchase agreements	$150,922	$—
Due to Newcastle	5,136	158
Accrued expenses	348	755
Purchase price payable on investments in excess mortgage servicing rights	59	3,250
Accrued interest payable	55	—

	156,520	4,163

Commitments and contingencies
Newcastle’s Equity
Newcastle’s Equity	362,830	39,808
Accumulated other comprehensive income (loss)	15,526	—

Total Newcastle’s Equity	378,356	39,808

	$534,876	$43,971

See notes to consolidated financial statements.

NEW RESIDENTIAL INVESTMENT CORP. AND SUBSIDIARIES (formerly known as NIC MSR LLC)

CONSOLIDATED STATEMENTS OF INCOME

(Dollars in thousands)

	Year Ended December 31, 2012 (unaudited)	Period from December 8, 2011 (Commencement of operations) through December 31, 2011 (unaudited)
Revenues
Interest income	$33,759	$1,260
Interest expense	704	—

Net Interest Income	33,055	1,260

Change in fair value of investments in excess mortgage servicing rights	9,023	367
Other income (loss)	8,400	—

	17,423	367

Expenses
Legal and other professional fees	5,449	809
Audit fees	429	65
Management fees allocated by Newcastle	3,353	39

	9,231	913

Net Income	$41,247	$714

See notes to consolidated financial statements.

NEW RESIDENTIAL INVESTMENT CORP. AND SUBSIDIARIES (formerly known as NIC MSR LLC)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Dollars in thousands)

	Year Ended December 31, 2012	Period from December 8, 2011 (Commencement of Operations) through December 31, 2011
Net income	$41,247	$714
Other comprehensive income:
Net unrealized gain (loss) on securities	15,526	—

Other comprehensive income	15,526	—

Comprehensive income	$56,773	$714

See notes to consolidated financial statements.

NEW RESIDENTIAL INVESTMENT CORP. AND SUBSIDIARIES (formerly known as NIC MSR LLC)

CONSOLIDATED STATEMENTS OF CHANGES IN NEWCASTLE’S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2012 AND THE PERIOD FROM

DECEMBER 8, 2011 (COMMENCEMENT OF OPERATIONS) THROUGH DECEMBER 31, 2011

(Dollars in thousands)

	Newcastle’s Equity	Accumulated Other Comprehensive Income (Loss)	Total Newcastle’s Equity
Equity—December 8, 2011 (Commencement of operations)	$—	$—	$—
Capital contributions	40,492	—	40,492
Capital distributions	(1,398)	—	(1,398)
Net income	714	—	714

Equity—December 31, 2011	$39,808	$—	$39,808
Capital contributions	368,294	—	368,294
Contributions in-kind	164,142	—	164,142
Capital distributions	(250,661)	—	(250,661)
Net income	41,247	—	41,247
Other comprehensive income (loss)	—	15,526	15,526

Equity—December 31, 2012	$362,830	$15,526	$378,356

See notes to consolidated financial statements.

NEW RESIDENTIAL INVESTMENT CORP. AND SUBSIDIARIES (formerly known as NIC MSR LLC)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollars in thousands)

	Year Ended December 31, 2012	Period from December 8, 2011 (Commencement of Operations) through December 31, 2011
Cash Flows From Operating Activities
Net income	$41,247	$714
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Change in fair value of investments in excess mortgage servicing rights	(9,023)	(367)
Accretion of discount and other amortization	(5,339)	—
Changes in:
Other assets	(84)	—
Due to Newcastle	4,978	158
Accrued expenses	(407)	755
Accrued interest payable	55	—
Other changes in:
Cash proceeds from investments, in excess of interest income	43,113	138
Net cash proceeds deemed as capital distributions to Newcastle	(74,540)	(1,398)

Net cash provided by (used in) operating activities	—	—

Cash Flows From Investing Activities	—	—
Cash Flows From Financing Activities	—	—

Net Increase (Decrease) in Cash and Cash Equivalents	—	—
Cash and Cash Equivalents, Beginning of Period	—	—

Cash and Cash Equivalents, End of Period	$—	$—

Supplemental Disclosure of Cash Flow Information
Cash paid during the period for interest expense	$649	$—
Supplemental Schedule of Non-Cash Investing and Financing Activities
Cash proceeds from investments, in excess of interest income	$43,113	$138
Acquisition of investments in excess mortgage servicing rights	221,832	40,492
Acquisition of real estate securities	121,262	—
Deposit paid on investment in excess mortgage servicing rights	25,200	—
Return of deposit paid on investment in excess mortgage service rights	25,200	—
Purchase price payable on investments in excess mortgage servicing rights	59	3,250
Contributions in-kind of real estate securities by Newcastle	164,142	—
Borrowings under repurchase agreements	153,510	—
Repayments of repurchase agreements	2,588	—
Capital contributions by Newcastle	368,294	40,492
Capital distributions to Newcastle, net	250,661	1,398

See notes to consolidated financial statements.

NEW RESIDENTIAL INVESTMENT CORP. AND SUBSIDIARIES (formerly known as NIC MSR LLC)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands)

1. ORGANIZATION

New Residential Investment Corp. (formerly known as NIC MSR LLC) (together with its subsidiaries, “New Residential”) is a Delaware corporation that was formed as a limited liability company in September 2011 for the purpose of making real estate related investments and commenced operations on December 8, 2011. On December 20, 2012, New Residential was converted to a corporation. Newcastle Investment Corp. (“Newcastle” or the “stockholder”) is the sole stockholder of New Residential. Newcastle is listed on the New York Stock Exchange under the symbol “NCT.” Newcastle generally does not have any liability for the obligations of New Residential, except as described in Note 6.

As of December 31, 2012, New Residential had acquired excess mortgage servicing rights (“Excess MSRs”) on five pools of residential mortgage loans from Nationstar Mortgage LLC (“Nationstar”). Nationstar is a leading residential mortgage servicer and is majority-owned by funds managed by Newcastle’s manager. Furthermore, New Residential acquired real estate securities during the third and fourth quarters of 2012.

New Residential intends to elect and qualify to be taxed as a real estate investment trust (“REIT”) for U.S. federal income tax purposes for the tax year ending December 31, 2013. As such, New Residential will generally not be subject to U.S. federal corporate income tax on that portion of its net income that is distributed to stockholders if it distributes at least 90% of its REIT taxable income to its stockholders by prescribed dates and complies with various other requirements.

New Residential intends to enter into a management agreement (the “Management Agreement”) with FIG LLC (the “Manager”), an affiliate of Fortress Investment Group LLC (“Fortress”), under which the Manager will advise New Residential on various aspects of its business and will manage its day-to-day operations, subject to the supervision of New Residential’s board of directors. For its services, the Manager is expected to be entitled to management fees and incentive compensation, both to be defined in, and in accordance with the terms of, the Management Agreement. For a further discussion of the Management Agreement, see Note 9. The Manager also manages Newcastle and investment funds that own a majority of Nationstar.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

GENERAL

Principles of Consolidation and Basis of Presentation—The accompanying consolidated financial statements and related notes have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”). These financial statements include the accounts of New Residential and its consolidated subsidiaries, which are comprised of entities in which it has an investment of 50% or more and has control over significant operating, financial and investing decisions of the entity. All intercompany balances and transactions have been eliminated upon consolidation. New Residential currently operates in three business segments: (i) investments in Excess MSRs, (ii) investments in real estate securities and (iii) corporate.

Variable interest entities (VIEs) are defined as entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. A VIE is required to be consolidated by its primary beneficiary, and only by its primary beneficiary, which is defined as the party who has the power to direct the activities of a VIE that most significantly impact its economic performance and who has the obligation to absorb losses or the right to receive benefits from the VIE that could potentially be significant to the VIE.

New Residential’s investments in Non-Agency RMBS are variable interests. New Residential monitors these investments and analyzes the potential need to consolidate the related securitization entities pursuant to the VIE consolidation requirements.

New Residential has not consolidated the securitization entities that issued its Non-Agency RMBS. This determination is based, in part, on New Residential’s assessment that it does not have the power to direct the activities that most significantly impact the economic performance of these entities, such as through ownership of a majority of the currently controlling class. In addition, New Residential is not obligated to provide, and has not provided, any financial support to these entities.

The consolidated financial statements have been prepared on a spin off basis from the consolidated financial statements and accounting records of Newcastle and reflect New Residential’s historical results of operations, financial position and cash flows, in accordance with U.S. GAAP. The consolidated financial statements may not be indicative of New Residential’s future performance and do not necessarily reflect what its consolidated results of operations, financial position and cash flows would have been had New Residential operated as an independent company during the periods presented.

The incremental cost of certain legal, accounting and other expenses related to New Residential’s operations are reflected in the accompanying consolidated financial statements. Certain expenses of Newcastle, currently comprised primarily of a portion of its management fee, have been allocated to New Residential to the extent they are directly associated with New Residential. The portion of the management fee allocated to New Residential represents the product of the management fee rate payable by Newcastle (1.5%) and New Residential’s gross equity, which management believes is a reasonable method for quantifying the expense of the services provided by the employees of the Manager to New Residential. New Residential and Newcastle do not intend to share any expenses following the separation.

Risks and Uncertainties—In the normal course of business, New Residential encounters primarily two significant types of economic risk: credit and market. Credit risk is the risk of default on New Residential’s investments that results from a borrower’s inability or unwillingness to make contractually required payments. Market risk reflects changes in the value of investments due to changes in prepayment speeds, interest rates, spreads or other market factors. Management believes that the carrying values of its investments are reasonable taking into consideration these risks along with estimated prepayments, refinancings, collateral values, payment histories, and other borrower information. Furthermore, as of December 31, 2012 and 2011, a significant portion of New Residential’s assets are its investments in Excess MSRs, which are dependent on Nationstar to perform its obligations as the servicer. If Nationstar is terminated as the servicer, New Residential’s right to receive its portion of the excess mortgage servicing amount is also terminated.

Additionally, New Residential is subject to significant tax risks. If New Residential were to fail to qualify as a REIT in any taxable year, it would be subject to U.S. federal corporate income tax (including any applicable alternative minimum tax), which could be material. Unless entitled to relief under certain statutory provisions, New Residential would also be disqualified from treatment as a REIT for the four taxable years following the year during which qualification is lost.

Use of Estimates—The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

REVENUE RECOGNITION

Investments in Excess Mortgage Servicing Rights—Excess MSRs are aggregated into pools as applicable; each pool of Excess MSRs is accounted for in the aggregate. Interest income for Excess MSRs is accreted into interest income on an effective yield or “interest” method, based upon the expected excess mortgage servicing amount through the expected life of the underlying mortgages. Changes to expected cash flows result in a cumulative retrospective adjustment, which will be recorded in the period in which the change in expected cash flows occurs. Under the retrospective method, the interest income recognized for a reporting period would be measured as the difference between the amortized cost basis at the end of the period and the amortized cost basis at the beginning of the period, plus any cash received during the period. The amortized cost basis is calculated as the present value of estimated future cash flows using an effective yield, which is the yield that equates all past actual and current estimated future cash flows to the initial investment. In addition, New Residential’s policy is to recognize interest income only on its Excess MSRs in existing eligible underlying mortgages. The difference between the fair value of Excess MSRs and their amortized cost basis is recorded as “Change in fair value of investments in excess mortgage servicing rights.” Fair value is generally determined by discounting the expected future cash flows using discount rates that incorporate the market risks and liquidity premium specific to the Excess MSRs, and therefore may differ from their effective yields.

Real Estate Securities—New Residential invests in real estate related asset backed securities. Discounts or premiums are accreted into interest income on an effective yield or “interest” method, based upon a comparison of actual and expected cash flows, through the expected maturity date of the security. Depending on the nature of the investment, changes to expected cash flows may result in a prospective change to yield or a retrospective change which would include a catch up adjustment. Deferred fees and costs, if any, are recognized as a reduction to the interest income over the terms of the securities using the interest method. Upon settlement of securities, the excess (or deficiency) of net proceeds over the net carrying value of such security is recognized as a gain (or loss) in the period of settlement.

Impairment of Securities—New Residential continually evaluates securities for impairment. Securities are considered to be other-than-temporarily impaired, for financial reporting purposes, generally when it is probable that New Residential will be unable to collect all principal or interest when due according to the contractual terms of the original agreements, or for securities purchased at a discount for credit quality when New Residential determines that it is probable that it will be unable to collect as anticipated. The evaluation of a security’s estimated cash flows includes the following, as applicable: (i) review of the credit of the issuer, (ii) review of the credit rating of the security, (iii) review of the key terms of the security, (iv) review of the performance of the underlying loans, including debt service coverage and loan to value ratios, (v) analysis of the value of the collateral for the underlying loans, (vi) analysis of the effect of local, industry and broader economic factors, and (vii) analysis of historical and anticipated trends in defaults, loss severities and prepayments for similar securities. Furthermore, New Residential must record a write down if we have the intent to sell a given security in an unrealized loss position, or if it is more likely than not that we will be required to sell such a security. Upon determination of impairment, New Residential records a direct write down for securities based on the estimated fair value of the security or underlying collateral using a discounted cash flow analysis or based on an observable market value. It is New Residential’s policy to establish an allowance for uncollectible interest on performing securities that are past due more than 90 days or sooner when, in the judgment of management, the probability of collection of interest is deemed to be insufficient to warrant further accrual. Upon such a determination, those securities are deemed to be non-performing and put on nonaccrual status. Actual losses may differ from New Residential’s estimates. New Residential may resume accrual of income on a security if, in management’s opinion, full collection is probable. Subsequent to a determination of impairment, and a related write down, income is accrued on an effective yield method from the new carrying value to the related expected cash flows, with cash received treated as a reduction of basis.

Other Income (Loss)—On May 14, 2012, New Residential entered into definitive agreements to co-invest in Excess MSRs related to mortgage servicing rights that Nationstar proposed to acquire from Residential Capital, LLC and related entities (“ResCap”) in an auction conducted as part of ResCap’s bankruptcy proceedings. The auction commenced on October 23, 2012, and Nationstar did not submit the highest bid on October 24, 2012. Therefore, New Residential did not complete this co-investment and was entitled to its portion of the breakup fee of approximately $8.4 million, which was recorded as other income for the year ended December 31, 2012.

Reclassification From Accumulated Other Comprehensive Income Into Net Income—No amounts were reclassified out of accumulated other comprehensive income into net income for the year ended December 31, 2012.

EXPENSE RECOGNITION

Interest Expense—New Residential finances certain investments using floating rate repurchase agreements. Interest is expensed as incurred.

General and Administrative Expenses—General and administrative expenses, including legal fees, audit fees and other costs and are expensed as incurred.

Management Fees Allocated by Newcastle—These represent the management fees allocated by and due to Newcastle based on the equity used in funding the acquisition of Excess MSRs and real estate securities. The management fees are equal to 1.5% of the gross equity, as defined in the Management Agreement between Newcastle and FIG LLC. For further information on the Management Agreement, see Note 9.

BALANCE SHEET MEASUREMENT

Cash and Cash Equivalents—New Residential has no cash account as of December 31, 2011 or 2012. Cash transactions affecting account balances are collected or paid through a cash account held by Newcastle.

Due from/to Newcastle—For purposes of classifying amounts, New Residential considers the Manager and principals of Fortress to be affiliates. Amounts due from and to Newcastle are recorded at their contractual or allocated amount, subject to an allowance for uncollectible amounts if collection is not deemed probable.

Investments in Excess Mortgage Servicing Rights—Upon acquisition, New Residential has elected to record each of such investments at fair value. New Residential elected to record its Excess MSRs at fair value in order to provide users of the financial statements with better information regarding the effects of prepayment risk and other market factors on the Excess MSRs. Under this election, New Residential records a valuation adjustment on its Excess MSRs on a quarterly basis to recognize the changes in fair value in net income as described in Revenue Recognition—Investments in Excess Mortgage Servicing Rights above. As of December 31, 2012 and 2011, all Excess MSRs are classified as held-for-investment as New Residential has the intent and ability to hold the investments for the foreseeable future.

Investments in Real Estate Securities—New Residential has classified its investments in securities as available-for-sale. Available-for-sale securities are carried at market value with the net unrealized gains or losses reported as a separate component of accumulated other comprehensive income, to the extent impairment losses are considered temporary. At disposition, the net realized gain or loss is determined on the basis of the cost of the specific investments and is included in earnings. Unrealized losses on securities are charged to earnings if they reflect a decline in value that is other-than-temporary, as described above.

Capital Contributions and Distributions—Capital contributions represent the settlements of acquisition price in the acquisition of Excess MSRs and real estate securities and deposits related to Excess MSRs paid by Newcastle on behalf of New Residential. Capital distributions represent the cash receipts from investments, repayments of repurchase agreements and borrowings under repurchase agreements less cash payments for expenses, which would be equivalent to net increases in cash and cash equivalents in the respective periods had New Residential maintained a separate bank account.

Contributions in-kind—Contributions in-kind represent the contribution of real estate securities by Newcastle to New Residential.

RECENT ACCOUNTING PRONOUNCEMENTS

In May 2011, the FASB issued new guidance regarding the measurement and disclosure of fair value, which became effective for New Residential on January 1, 2012. The adoption of this guidance did not have a material impact on New Residential’s financial position, liquidity or results of operations.

In June 2011, the FASB issued a new accounting standard that eliminates the current option to report other comprehensive income and its components in the statement of stockholders’ equity. Instead, an entity will be required to present items of net income and other comprehensive income in one continuous statement or in two separate, but consecutive, statements. New Residential has early adopted this standard in the period ended December 31, 2011 and has presented the Statement of Comprehensive Income separately from the Statement of Changes in Newcastle’s Equity.

In February 2013, the FASB issued new guidance regarding the reporting of reclassifications out of accumulated other comprehensive income. The new guidance does not change current requirements for reporting net income or other comprehensive income in the financial statements. However, it requires companies to present the effects on the line items of net income of significant amounts reclassified out of accumulated OCI if the item reclassified is required to be reclassified to net income in its entirety during the same reporting period. Presentation should occur either on the face of the income statement where net income is presented, or in the notes to the financial statements. New Residential has early adopted this accounting standard and opted to present this information in a note to the financial statements.

The FASB has recently issued or discussed a number of proposed standards on such topics as consolidation, the definition of an investment company, financial statement presentation, revenue recognition, financial instruments, hedging and contingencies. Some of the proposed changes are significant and could have a material impact on New Residential’s reporting. New Residential has not yet fully evaluated the potential impact of these proposals, but will make such an evaluation as the standards are finalized.

3. SEGMENT REPORTING

New Residential conducts its business through the following segments: (i) investments in Excess MSRs, (ii) investments in real estate securities and (iii) corporate. The corporate segment consists primarily of general and administrative expenses and the allocation of management fees by the stockholder.

In the third quarter of 2012, New Residential changed the composition of its reportable segments to add a real estate securities segment and a corporate segment. Management acquired real estate securities during the third quarter and determined that it should disaggregate corporate expenses from the other segments presented. Segment information for previously reported periods in the accompanying financial statements has been restated to reflect this change to the composition of its segments.

Summary financial data on New Residential’s segments is given below, together with a reconciliation to the same data for New Residential as a whole:

	Excess MSRs	Real Estate Securities	Corporate	New Residential
Year ended December 31, 2012
Interest income	$27,496	$6,263	$—	$33,759
Interest expense	—	704	—	704

Net interest income (expense)	27,496	5,559	—	33,055
Change in fair value of investments in excess mortgage servicing rights	9,023	—	—	9,023
Other income (loss)	8,400	—	—	8,400
Expenses	5,449	—	3,782	9,231

Net Income (Loss)	$39,470	$5,559	$(3,782)	$41,247

December 31, 2012
Total Assets	$245,068	$289,808	$—	$534,876

	Excess MSRs	Real Estate Securities	Corporate	New Residential
Period from December 8, 2011 (Commencement of Operations) through December 31, 2011
Interest income	$1,260	$—	$—	$1,260
Interest expense	—	—	—	—

Net interest income (expense)	1,260	—	—	1,260
Change in fair value of investments in excess mortgage servicing rights	367	—	—	367
Expenses	809	—	104	913

Net Income (Loss)	$818	$—	$(104)	$714

December 31, 2011
Total Assets	$43,791	$—	$—	$43,791

4. INVESTMENTS IN EXCESS MORTGAGE SERVICING RIGHTS AT FAIR VALUE

Pool 1. On December 13, 2011, Newcastle announced the completion of the first co-investment between New Residential and Nationstar in Excess MSRs related to mortgage servicing rights acquired by Nationstar. New Residential invested approximately $44 million to acquire a 65% interest in the Excess MSRs on a portfolio of government-sponsored enterprise (“GSE”) residential mortgage loans with an outstanding principal balance of approximately $9.9 billion (“Pool 1”). Nationstar has co-invested on a pari-passu basis with New Residential in 35% of the Excess MSRs and will be the servicer of the loans, performing all servicing and advancing functions, and retaining the ancillary income, the servicing obligations and liabilities as the servicer. Under the terms of this investment, to the extent that any loans in the portfolio are refinanced by Nationstar, the resulting Excess MSRs will be shared on a pro rata basis by New Residential and Nationstar, subject to certain limitations.

Pool 2. On June 5, 2012, Newcastle announced the completion of a co-investment between New Residential and Nationstar in Excess MSRs related to mortgage servicing rights Nationstar acquired from Bank of America. New Residential invested approximately $44 million to acquire a 65% interest in the Excess MSRs on a portfolio of residential mortgage loans with an outstanding principal balance of approximately $10.4 billion (“Pool 2”), comprised of loans in GSE pools. Nationstar has co-invested on a pari passu basis with New Residential in 35% of the Excess MSRs and will be the servicer of the loans, performing all servicing and advancing functions, and retaining the ancillary income, servicing obligations and liabilities as the servicer. Under the terms of this investment, to the extent that any loans in the portfolio are refinanced by Nationstar, the resulting Excess MSRs will be shared on a pro rata basis by New Residential and Nationstar, subject to certain limitations. As of December 31, 2012, New Residential has a remaining purchase price payable of less than $0.1 million which is to be funded in 2013 pursuant to the payment terms of the agreement.

Pools 3, 4 and 5. On June 29, 2012, Newcastle announced the completion of a co-investment between New Residential and Nationstar in Excess MSRs related to mortgage servicing rights Nationstar acquired from Aurora Bank FSB, a subsidiary of Lehman Brothers Bancorp Inc. New Residential invested approximately $176.5 million to acquire a 65% interest in the Excess MSRs on a portfolio of residential mortgage loans with an outstanding principal balance of approximately $63.7 billion, comprised of approximately 75% non-conforming loans in private label securitizations and approximately 25% conforming loans in GSE pools. The portfolio is comprised of three pools: two GSE loan pools with outstanding principal balances of approximately $9.8 billion (“Pool 3”) and $6.3 billion (“Pool 4”), respectively, and a pool of non-conforming loans in private label securitizations with an outstanding principal balance of approximately $47.6 billion (“Pool 5”). Nationstar has co-invested on a pari passu basis with New Residential in 35% of the Excess MSRs and will be the servicer of the loans, performing all servicing and advancing functions, and retaining the ancillary income, servicing obligations and liabilities as the servicer. Under the terms of this investment, to the extent that any loans in the portfolio are refinanced by Nationstar, the resulting Excess MSRs will be shared on a pro rata basis by New Residential and Nationstar, subject to certain limitations.

The following is a summary of New Residential’s Excess MSRs at December 31, 2012 and 2011:

	December 31, 2011					Period From Dec 8, 2011 (Commencement of Operations) Through Dec 31, 2011
Description	Unpaid Principal Balance	Amortized Cost Basis(A)	Carrying Value(B)	Wtd. Avg. Yield	Wtd. Avg. Maturity (Years)(C)	Changes in Fair Value Recorded in Income(D)
Pool 1	$9,705,512	$37,469	$37,637	20.0%	4.5	$168
Pool 1-Recapture Agreement	—	6,135	6,334	20.0%	10.3	199

	$9,705,512	$43,604	$43,971	20.0%	6.0	$367

Description	December 31, 2012					Year Ended December 31, 2012
	Unpaid Principal Balance	Amortized Cost Basis(A)	Carrying Value(B)	Wtd. Avg. Yield	Wtd. Avg. Maturity (Years)(C)	Changes in Fair Value Recorded in Income(D)
Pool 1	$8,403,211	$30,237	$35,974	18.0%	4.8	$5,569
Pool 1-Recapture Agreement	—	4,430	4,936	18.0%	10.8	307
Pool 2	9,397,120	32,890	33,935	17.3%	5.0	1,045
Pool 2-Recapture Agreement	—	5,206	5,387	17.3%	11.8	181
Pool 3	9,069,726	27,618	30,474	17.6%	4.7	2,856
Pool 3-Recapture Agreement	—	5,036	4,960	17.6%	11.3	(76)
Pool 4	5,788,133	11,130	12,149	17.9%	4.6	1,019
Pool 4-Recapture Agreement	—	2,902	2,887	17.9%	11.1	(15)
Pool 5	43,902,561	107,704	109,682	17.5%	4.8	1,978
Pool 5-Recapture Agreement	—	8,493	4,652	17.5%	11.7	(3,841)

	$76,560,751	$235,646	$245,036	17.6%	5.4	$9,023

(A)	The amortized cost basis of the Recapture Agreements is determined based on the relative fair values of the Recapture Agreements and related Excess MSRs at the time they were acquired.
(B)	Carrying Value represents the fair value of the pools or Recapture Agreements, as applicable.
(C)	Weighted Average Maturity represents the weighted average expected timing of the receipt of expected cash flows for this investment.
(D)	The portion of the change in fair value of the Recapture Agreements relating to loans recaptured to date is reflected in the respective pool.

The table below summarizes the geographic distribution of the underlying residential mortgage loans of the Excess MSRs at December 31, 2012 and 2011:

Percentage of Total Outstanding Unpaid Principal Amount(A)
December 31, 2012		December 31, 2011
State Concentration	Percentage	State Concentration	Percentage
California	32.0%	California	19.4%
Florida	10.1%	Florida	11.1%
Washington	4.3%	Texas	6.7%
New York	4.3%	Arizona	4.8%
Arizona	3.9%	Virginia	3.5%
Texas	3.6%	Washington	3.2%
Colorado	3.5%	New Jersey	3.1%
Maryland	3.4%	Maryland	3.1%
New Jersey	3.1%	Illinois	3.0%
Virginia	3.0%	Nevada	2.7%
Other U.S.	28.8%	Other U.S.	39.4%

	100.0%		100.0%

(A)	Based on the information provided by the loan servicer as of the most recent remittance for the respective dates.

Geographic concentrations of investments expose New Residential to the risk of economic downturns within the relevant states. Any such downturn in a state where New Residential holds significant investments could affect the underlying borrower’s ability to make the mortgage payment and therefore could have a meaningful, negative impact on the Excess MSRs.

5. INVESTMENTS IN REAL ESTATE SECURITIES

During 2012, Newcastle contributed approximately $258.0 million face amount of Non-Agency residential mortgage backed securities (“RMBS”), which had a fair value of approximately $164.1 million on the contribution date, to New Residential. Furthermore, New Residential acquired an additional $193.8 million face amount of Non-Agency RMBS for approximately $121.3 million during 2012.

The following is a summary of New Residential’s real estate securities at December 31, 2012, all of which are classified as available-for-sale and are, therefore, reported at fair value with changes in fair value recorded in other comprehensive income.

			Gross Unrealized				Weighted Average
Asset Type	Outstanding Face Amount	Amortized Cost Basis	Gains	Losses	Carrying Value (A)	Number of Securities	Rating (B)	Coupon	Yield	Maturity (Years) (C)	Principal Subordination (D)
ABS-Subprime (E)	$433,510	$274,230	$15,856	$(330)	$289,756	29	CC	0.63%	6.55%	6.8	10.0%

(A)	Fair value, which is equal to carrying value for all securities. See Note 7 regarding the estimation of fair value.

(B)	Represents the weighted average of the ratings of all securities in each asset type, expressed as an S&P equivalent rating. For each security rated by multiple rating agencies, the lowest rating is used. Ratings provided were determined by third party rating agencies as of a particular date, may not be current and are subject to change at any time.
(C)	The weighted average maturity is based on the timing of expected principal reduction on the assets.
(D)	Percentage of the outstanding face amount of securities and residual interests that is subordinate to New Residential’s investments.
(E)	The total outstanding face amount of fixed rate securities was $1.1 million, and of floating rate securities was $432.4 million.

During the year ended December 31, 2012, New Residential recorded no other-than-temporary impairment charge (“OTTI”) related to its real estate securities. The unrealized losses on New Residential’s securities were primarily the result of changes in market factors, rather than issue-specific credit impairment. New Residential performed analyses in relation to such securities, using management’s best estimate of their cash flows, which support its belief that the carrying values of such securities were fully recoverable over their expected holding period. New Residential has no intent to sell and is not more likely than not to be required to sell these securities. The following table summarizes New Residential’s securities in an unrealized loss position as of December 31, 2012.

			GrossUnrealized				Weighted Average
Securities in an Unrealized Loss Position	Outstanding Face Amount	Amortized Cost Basis	Gains	Losses	Carrying Value	Number of Securities	Rating	Coupon	Yield	Maturity (Years)
Less than Twelve Months	$15,747	$9,945	$—	$(330)	$9,615	4	CC	1.46%	5.91%	7.2
Twelve of More Months	—	—	—	—	—	—	—	—	—	—

Total	$15,747	$9,945	$—	$(330)	$9,615	4	CC	1.46%	5.91%	7.2

The table below summarizes the geographic distribution of the collateral securing New Residential’s real estate securities at December 31, 2012:

	December 31, 2012
Geographic Location	Outstanding Face Amount	Percentage
Western U.S.	$151,227	34.9%
Southeastern U.S.	100,636	23.2%
Northeastern U.S.	95,565	22.0%
Midwestern U.S.	43,230	10.0%
Southwestern U.S	42,852	9.9%

	$433,510	100.0%

New Residential evaluates the credit quality of its real estate securities, as of the acquisition date, for evidence of credit quality deterioration. As a result, we identified a population of real estate securities for which it was determined that it was probable that we would be unable to collect all contractually required payments. At December 31, 2012, these securities had a face amount of $342.0 million and a carrying value of $212.1 million. On their respective acquisition dates, the face amount of these real estate securities was $351.8 million, with total expected cash flows of $285.9 and a fair value of $205.3 million. The following is a summary of the changes in accretable yield for these securities during the year ended December 31, 2012.

For the year ended December 31, 2012
Balance at December 31, 2011	$—
Additions	80,636
Accretion	(3,195)
Reclassifications from nonaccretable difference	12,636
Disposals	—

Balance at December 31, 2012	$90,077

6. DEBT OBLIGATIONS

The following table presents certain information regarding New Residential’s debt obligations at December 31, 2012:

	December 31, 2012
									Collateral
Debt Obligation/ Collateral	Month Issued	Outstanding Face Amount	Carrying Value	Final Stated Maturity	Contractual Weighted Average Funding Cost	Weighted Average Funding Cost	Weighted Average Maturity (Years)	Face Amount of Floating Rate Debt	Outstanding Face Amount	Amortized Cost Basis	Carrying Value	Weighted Average Maturity (Years)	Floating Rate Face Amount
Repurchase Agreements(A)
Non-Agency RMBS (B)(C)	Various	$150,922	$150,922	Jan 2013	LIBOR+ 2.00%	2.21%	0.1	$150,922	$344,177	$215,034	$228,493	6.9	$344,177

(A)	These repurchase agreements had approximately $55 thousand of associated accrued interest payable at December 31, 2012. $151 million face amount of these repurchase agreements were renewed subsequent to December 31, 2012.
(B)	The counterparty of these repurchase agreements is Credit Suisse.
(C)	Newcastle is the guarantor of these repurchase agreements, which are subject to customary margin call provisions.

7. FAIR VALUE OF FINANCIAL INSTRUMENTS

U.S. GAAP requires the categorization of the fair value of financial instruments into three broad levels which form a hierarchy.

Level 1-Quoted prices in active markets for identical instruments.

Level 2-Valuations based principally on other observable market parameters, including

•	Quoted prices in active markets for similar instruments,

•	Quoted prices in less active or inactive markets for identical or similar instruments,

•	Other observable inputs (such as interest rates, yield curves, volatilities, prepayment speeds, loss severities, credit risks and default rates), and

•	Market corroborated inputs (derived principally from or corroborated by observable market data).

Level 3-Valuations based significantly on unobservable inputs.

New Residential follows this hierarchy for its financial instruments. The classifications are based on the lowest level of input that is significant to the fair value measurement.

The carrying value and fair value of New Residential’s financial assets and liabilities at December 31, 2012 were as follows:

	Principal Balance or		Fair Value
	Notional Amount	Carrying Value	Level 2	Level 3	Total
Assets:
Investments in Excess MSRs (A)	$76,560,751	$245,036	$—	$245,036	$245,036
Real estate securities, available-for-sale	$433,510	$289,756	$—	$289,756	$289,756
Liabilities:
Repurchase agreements	$150,922	$150,922	$150,922	$—	$150,922

(A)	The notional amount represents the total unpaid principal balance of the mortgage loans underlying the Excess MSRs. Generally, New Residential does not receive an excess mortgage servicing amount on nonperforming loans.

Investments in Excess MSRs Valuation

Fair value estimates of New Residential’s Excess MSRs were based on internal pricing models as of December 31, 2012 and 2011, respectively. The valuation technique is based on discounted cash flows. Significant inputs used in the valuations included expectations of prepayment rates, delinquency rates, recapture rates, the excess mortgage servicing amount of the underlying mortgage loans and discount rates that market participants would use in determining the fair values of mortgage servicing rights on similar pools of residential mortgage loans. New Residential’s management validates the inputs and outputs of the internal pricing models by comparing them to available independent third party market parameters and models for reasonableness. New Residential believes its valuation methods and the assumptions used are appropriate and consistent with other market participants.

In order to evaluate the reasonableness of its fair value determinations, management engages an independent valuation firm to separately measure the fair value of its Excess MSRs. The independent valuation firm determines an estimated fair value range based on its own models and issues a “fairness opinion” with this range. Management compares the range included in the opinion to the value generated by its internal models. For Excess MSRs acquired prior to the current quarter, the fairness opinion relates to the valuation at the current quarter end date. For Excess MSRs acquired during the current quarter, the fairness opinion relates to the valuation at the time of acquisition. To date, New Residential has not made any significant valuation adjustments as a result of these fairness opinions.

For Excess MSRs acquired during the current quarter, New Residential revalues the Excess MSRs at the quarter end date if a payment is received between the acquisition date and the end of the quarter. Otherwise, Excess MSRs acquired during the current quarter are carried at their amortized cost basis if there has been no change in assumptions since acquisition.

In addition, in valuing the Excess MSRs, management considered the likelihood of Nationstar being removed as the servicer, which likelihood is considered to be remote. Fair value measurements of the Excess MSRs are sensitive to changes in the assumptions or methodology used to determine fair value, and such changes could result in a significant increase or decrease in the fair value. Significant increases (decreases) in the discount rates, prepayments or delinquency rates in isolation would result in a significantly lower (higher) fair value measurement, whereas significant increases (decreases) in the recapture rates or excess mortgage servicing amount in isolation would result in a significantly higher (lower) fair value measurement. Generally, a change in the delinquency rate assumption is accompanied by a directionally similar change in the assumption used for the prepayment speed.

The following table summarizes certain information regarding the inputs used in valuing the Excess MSRs as of December 31, 2012 and 2011:

	Significant Input Ranges (December 31, 2011)
	Prepayment Speed (A)	Delinquency (B)	Recapture Rate (C)	Excess Mortgage Servicing Amount (D)	Discount Rate
Pool 1	20.0%	10.0%	35.0%	29 bps	20.0%
Pool 1—Recapture Agreement	8.0%	10.0%	35.0%	21 bps	20.0%

	Significant Input Ranges (December 31, 2012)
	Prepayment Speed (A)	Delinquency (B)		Recapture Rate (C)	Excess Mortgage Servicing Amount (D)	Discount Rate
Pool 1	17.1%	10.0%		35.0%	29 bps	18.0%
Pool 1—Recapture Agreement	8.0%	10.0%		35.0%	21 bps	18.0%
Pool 2	16.7%	11.0%		35.0%	23 bps	17.3%
Pool 2—Recapture Agreement	8.0%	10.0%		35.0%	21 bps	17.3%
Pool 3	16.9%	12.1%		35.0%	23 bps	17.6%
Pool 3—Recapture Agreement	8.0%	10.0%		35.0%	21 bps	17.6%
Pool 4	18.6%	15.9%		35.0%	17 bps	17.9%
Pool 4—Recapture Agreement	8.0%	10.0%		35.0%	21 bps	17.9%
Pool 5	15.0%	N/A	(E)	20.0%	13 bps	17.5%
Pool 5—Recapture Agreement	8.0%	N/A	(E)	20.0%	21 bps	17.5%

(A)	Projected annualized weighted average lifetime voluntary and involuntary prepayment rate using a prepayment vector.
(B)	Projected percentage of mortgage loans in the pool that will miss their mortgage payments.
(C)	Percentage of voluntarily prepaid loans that are expected to be refinanced by Nationstar.
(D)	Weighted average total mortgage servicing amount in excess of the basic fee.
(E)	The Excess MSR will be paid on the total UPB of the mortgage portfolio (including both performing and delinquent loans until REO).

All of the assumptions listed have some degree of market observability, based on New Residential’s knowledge of the market, relationships with market participants, and use of common market data sources. Prepayment speed and default rate projections are in the form of “curves” or “vectors” that vary over the expected life of the pool. New Residential uses assumptions that generate its best estimate of future cash flows for each investment in Excess MSRs.

When valuing Excess MSRs, New Residential uses the following criteria to determine the significant inputs:

•	Prepayment Speed: Prepayment speed projections are in the form of a “vector” that varies over the expected life of the pool. The prepayment vector specifies the percentage of the collateral balance that is expected to prepay voluntarily (i.e., pay off) and involuntarily (i.e., default) at each point in the future. The prepayment vector is based on assumptions that reflect factors such as the borrower’s FICO score, loan-to-value ratio, debt-to-income ratio, vintage on a loan level basis, as well as the projected effect on loans eligible for the Home Affordable Refinance Program 2.0 (“HARP 2.0”). Management considers collateral-specific prepayment experience when determining this vector. For the Recapture Agreements and recaptured loans, New Residential also considers industry research on the prepayment experience of similar loan pools (i.e., loan pools composed of refinanced loans). This data is obtained from remittance reports, market data services and other market sources.

•	Delinquency Rates: For existing mortgage pools, delinquency rates are based on the pool-specific experience of loans that missed their latest mortgage payments. For the Recapture Agreements and recaptured loans, delinquency rates are based on the experience of similar loan pools originated by Nationstar and delinquency experience over the past year. Management believes this time period provides a reasonable sample for projecting future delinquency rates while taking into account current market conditions. Additional consideration is given to loans that are expected to become 30 or more days delinquent.

•	Recapture Rates: Recapture rates are based on actual average recapture rates experienced by Nationstar on similar mortgage loan pools. Generally, New Residential looks to one year worth of actual recapture rates, which management believes provides a reasonable sample for projecting future recapture rates while taking into account current market conditions.

•	Excess Mortgage Servicing Amount: For existing mortgage pools, excess mortgage servicing amount projections are based on the actual total mortgage servicing amount in excess of a basic fee. For loans expected to be refinanced by Nationstar and subject to a Recapture Agreement, New Residential considers the excess mortgage servicing amount on loans originated by Nationstar over the past year and other general market considerations. Management believes this time period provides a reasonable sample for projecting future excess mortgage servicing amounts while taking into account current market conditions.

•	Discount Rate: The discount rates New Residential uses are derived from market data on pricing of mortgage servicing rights backed by similar collateral.

New Residential uses different prepayment and delinquency assumptions in valuing the Excess MSRs relating to the original loan pools, the Recapture Agreements and the Excess MSRs relating to recaptured loans. The prepayment speed and delinquency rate assumptions differ because of differences in the collateral characteristics, eligibility for the Home Affordable Refinance Program 2.0 (“HARP 2.0”) and expected borrower behavior for original loans and loans which have been refinanced. New Residential uses the same assumptions for recapture and discount rates when valuing Excess MSRs and Recapture Agreement. These assumptions are based on historical recapture experience and market pricing.

Excess MSRs measured at fair value on a recurring basis using Level 3 inputs changed during the period December 8, 2011 (Commencement of operations) through December 31, 2011 and the year ended December 31, 2012 as follows:

	Level 3
	Pool 1 (A)	Pool 2 (A)	Pool 3 (A)	Pool 4 (A)	Pool 5 (A)	Total
Balance at December 8, 2011 (Commencement of operations)	$—	$—	$—	$—	$—	$—
Transfers (B)
Transfers from Level 3	—	—	—	—	—	—
Transfers into Level 3	—	—	—	—	—	—
Total gains (losses) included in net income (C)	367	—	—	—	—	367
Interest income	1,260	—	—	—	—	1,260
Purchases, sales and repayments
Purchases	43,742	—	—	—	—	43,742
Proceeds from sales	—	—	—	—	—	—
Proceeds from repayments	(1,398)	—	—	—	—	(1,398)

Balance at December 31, 2011	$43,971	$—	$—	$—	$—	$43,971

Transfers (B)
Transfers from Level 3	—	—	—	—	—	—
Transfers into Level 3	—	—	—	—	—	—
Total gains (losses) included in net income (C)	5,877	1,226	2,780	1,004	(1,864)	9,023
Interest income	7,955	3,450	3,409	1,381	11,293	27,488
Purchases, sales and repayments
Purchases	—	43,872	36,218	15,439	124,813	220,342
Purchase adjustments	(178)	(1,522)	—	—	—	(1,700)
Proceeds from sales	—	—	—	—	—	—
Proceeds from repayments	(16,715)	(7,704)	(6,973)	(2,788)	(19,908)	(54,088)

Balance at December 31, 2012	$40,910	$39,322	$35,434	$15,036	$114,334	$245,036

(A)	Includes the recapture agreement for each respective pool.
(B)	Transfers are assumed to occur at the beginning of the respective period.
(C)	The gains (losses) recorded in earnings during the period are attributable to the change in unrealized gains (losses) relating to Level 3 assets still held at the reporting dates. These gains (losses) represent the change in fair value of the Excess MSRs and are recorded in “Change in fair value of investments in excess mortgage servicing rights” in the consolidated statements of income.

Real Estate Securities Valuation

As of December 31, 2012 New Residential’s securities valuation methodology and results are further detailed as follows:

			Fair Value
Asset Type	Outstanding Face Amount	Amortized Cost Basis	Multiple Quotes (A)	Single Quote (B)	Total
ABS-Subprime	$433,510	$274,230	$265,556	$24,200	$289,756

(A)

Management generally obtained pricing service quotations or broker quotations from two sources, one of which was generally the seller (the party that sold us the security). Management selected one of the quotes received as being most representative of the fair value and did not use an average of the quotes. Even if New

Residential receives two or more quotes on a particular security that come from non-selling brokers or pricing services, it does not use an average because management believes using an actual quote more closely represents a transactable price for the security than an average level. Furthermore, in some cases there is a wide disparity between the quotes New Residential receives. Management believes using an average of the quotes in these cases would not represent the fair value of the asset. Based on New Residential’s own fair value analysis using internal models, management selects one of the quotes which is believed to more accurately reflect fair value. New Residential never adjusts quotes received. These quotations are generally received via email and contain disclaimers which state that they are “indicative” and not “actionable” — meaning that the party giving the quotation is not bound to actually purchase the security at the quoted price.
(B)	Management was unable to obtain quotations from more than one source on these securities. The one source was generally the seller (the party that sold us the security) or a pricing service.

Fair value measurements categorized within Level 3 are sensitive to changes in the assumptions or methodology used to determine fair value, and such changes could result in a significant increase or decrease in the fair value. For New Residential’s investments in real estate securities categorized within Level 3 of the fair value hierarchy, the significant unobservable inputs include the discount rates, assumptions related to prepayments, default rates and loss severities. Significant increases (decreases) in any of the discount rates, default rates or loss severities in isolation would result in a significantly lower (higher) fair value measurement. The impact of changes in prepayment speeds would have differing impacts on fair value, depending on the seniority of the investment. Generally, a change in the default assumption is generally accompanied by directionally similar changes in the assumptions used for the loss severity and the prepayment speed.

Fair value estimates of New Residential’s securities were based on third party indications as of December 31, 2012 and classified as Level 3. Securities measured at fair value on a recurring basis using Level 3 inputs changed during the year ended December 31, 2012 as follows:

Level 3
ABS- Subprime
Balance at December 31, 2011	$—
Transfers (A)
Transfers from Level 3	—
Transfers into Level 3	—
Total gains (losses)
Included in net income	—
Included in other comprehensive income (B)	15,526
Amortization included in interest income	5,339
Purchases, contributions in-kind, sales and repayments
Purchases	121,262
Contributions in-kind	164,142
Proceeds from sales	—
Proceeds from repayments	(16,513)

Balance at December 31, 2012	$289,756

(A)	Transfers are assumed to occur at the beginning of the respective period.
(B)	These gains (losses) were included in net unrealized gain (loss) on securities in the consolidated statements of comprehensive income.

Liabilities for Which Fair Value is Only Disclosed

The following table summarizes the level of the fair value hierarchy, valuation techniques and variables used for estimating liabilities not measured at fair value in the statement of financial position but for which fair value is disclosed:

Type of Liabilities Not Measured At Fair Value for Which Fair Value Is Disclosed	Fair Value Hierarchy	Valuation Techniques and Significant Inputs
Repurchase agreements	Level 2	Valuation technique is based on market comparables. Significant variables include: • Amount and timing of expected future cash flows • Interest rates • Collateral funding spreads

8. COMMITMENTS AND CONTINGENCIES

Litigation—New Residential may, from time to time, be a defendant in legal actions from transactions conducted in the ordinary course of business. As of December 31, 2012 and 2011, New Residential is not subject to any material litigation, individually or in the aggregate, nor, to management’s knowledge, is any material litigation currently threatened against New Residential.

Capital Commitment to a Joint Venture—As of December 31, 2012, New Residential had a capital commitment of $27.3 million related to a 50% investment in a joint venture in connection with the acquisition of Excess MSRs on a portfolio of Ginnie Mae residential mortgage loans, see Note 11.

9. TRANSACTIONS WITH AFFILIATES AND AFFILIATED ENTITIES

New Residential intends to enter into a Management Agreement with the Manager, an affiliate of Fortress. Pursuant to the Management Agreement, the Manager, under the supervision of New Residential’s board of directors, will formulate investment strategies, will arrange for the acquisition of assets and the associated financing, will monitor the performance of New Residential’s assets and will provide certain advisory, administrative and managerial services in connection with the operations of New Residential. For performing these services, the Manager is expected to receive from New Residential a management fee and incentive compensation, as defined in the Management Agreement. In addition to the management fee and incentive compensation, New Residential is also expected to be responsible for reimbursing the Manager for certain expenses paid by the Manager on behalf of New Residential.

Prior to entering into a Management Agreement with FIG LLC, management fees are allocated by and due to Newcastle based on the equity used in funding the acquisition of Excess MSRs and real estate securities. The management fees are equal to 1.5% of the gross equity, as defined in the Management Agreement between Newcastle and FIG LLC.

Due to Newcastle is comprised of the following amounts due to Newcastle as of December 31, 2012 and 2011:

	December 31, 2012	December 31, 2011
Management fees payable to Newcastle	$3,392	$39
Reimbursable expenses payable to Newcastle	1,744	119

	$5,136	$158

See Notes 1, 4 and 11 for a discussion of transactions with Nationstar. As of December 31, 2012, New Residential held on its balance sheet a total face amount of $433.5 million of Non-Agency RMBS serviced by Nationstar. The total UPB of the loans underlying these Nationstar serviced Non-Agency RMBS was approximately $5.7 billion as of December 31, 2012.

10. INCOME TAXES

New Residential intends to qualify as a REIT for the tax year ending December 31, 2013. A REIT will generally not be subject to U.S. federal corporate income tax on that portion of its income that is distributed to stockholders if it distributes at least 90% of its REIT taxable income to its stockholders by prescribed dates and complies with various other requirements. On December 20, 2012, New Residential Investment LLC was converted to New Residential Investment Corp. New Residential remains a wholly owned subsidiary of Newcastle and, as a qualified REIT subsidiary, continues to be a disregarded entity for the year ended December 31, 2012. As a result, no provision or liability for U.S. federal or state income taxes has been included in the accompanying consolidated financial statements for the periods ended December 31, 2012 or 2011.

11. RECENT ACTIVITIES

These financial statements include a discussion of material events that have occurred subsequent to December 31, 2012 (referred to as “subsequent events”) through the issuance of these consolidated financial statements. Events subsequent to that date have not been considered in these financial statements.

Subsequent to December 31, 2012, New Residential acquired approximately $391.7 million face amount of Non-Agency RMBS for approximately $242.8 million. These Non-Agency RMBS are serviced by Nationstar.

On January 4, 2013, New Residential, through a joint venture, co-invested in Excess MSRs on a portfolio of Ginnie Mae residential mortgage loans with a UPB of approximately $13 billion as of November 30, 2012.

Nationstar acquired the related servicing rights from Bank of America in November 2012. New Residential invested approximately $27.3 million for a 50% interest in a joint venture which will acquire an approximately

67% interest in the Excess MSRs on this portfolio. The remaining interests in the joint venture will be owned by a Fortress-managed fund and the remaining interest of approximately 33% in the Excess MSRs will be owned by Nationstar. As the servicer, Nationstar will perform all servicing and advancing functions, and it will retain the ancillary income, servicing obligations and liabilities associated with this portfolio. Under the terms of this investment, to the extent that any loans in the portfolio are refinanced by Nationstar, the resulting Excess MSRs will be shared on a pro rata basis by the joint venture and Nationstar, subject to certain limitations.

On January 6, 2013 New Residential, through a joint venture, agreed to co-invest in Excess MSRs on a portfolio of four pools of residential mortgage loans with a UPB of approximately $215 billion as of November 30, 2012. Approximately 53% of the loans in this portfolio are in private label securitizations, and the remainder are owned, insured or guaranteed by the Federal National Mortgage Association, the Federal Home Loan Mortgage Corporation or the Government National Mortgage Association (“Ginnie Mae”). Nationstar has agreed to acquire the related servicing rights from Bank of America. New Residential committed to invest approximately $340 million (based on the November 30, 2012 UPB) for a 50% interest in a joint venture which will acquire an approximately 67% interest in the Excess MSRs on this portfolio. The remaining interests in the joint venture will be owned by a Fortress-managed fund and the remaining interest of approximately 33% in the Excess MSRs will be owned by Nationstar. As the servicer, Nationstar will perform all servicing and advancing functions, and it will retain the ancillary income, servicing obligations and liabilities associated with this portfolio. Under the terms of this investment, to the extent that any loans in the portfolio are refinanced by Nationstar, the resulting Excess MSRs will be shared on a pro rata basis by the joint venture and Nationstar, subject to certain limitations. On January 31, 2013, New Residential completed the first closing of this co-investment. The first closing related to Excess MSRs on loans with an aggregate UPB of approximately $58 billion as of December 31, 2012, that are owned, insured, or guaranteed by Fannie Mae or Freddie Mac. There can be no assurance that New Residential will complete this investment as anticipated or at all.

On January 28, 2013, New Residential extended all of its existing repurchase agreements to April 29, 2013. The repurchase agreements had an outstanding principal balance of approximately $158.0 million on April 3, 2013.

On February 27, 2013, New Residential, through a subsidiary, entered into an agreement to co-invest in residential mortgage loans with a UPB of approximately $83 million as of December 31, 2012. New Residential has invested approximately $35 million to acquire a 70% interest in the mortgage loans. Nationstar has co-invested pari passu with New Residential in 30% of the mortgage loans and will be the servicer of the loans performing all servicing and advancing functions and retaining the ancillary income, servicing obligations and liabilities as the servicer.

On March 5, 2013, New Residential agreed to co-invest in a portfolio of consumer loans with a UPB of approximately $4.2 billion as of December 31, 2012. The portfolio includes over 400,000 personal unsecured loans and personal homeowner loans originated through subsidiaries of HSBC Finance Corporation. On April 1, 2013, New Residential completed this co-investment through newly formed limited liability companies (collectively, “the consumer loan companies”). The consumer loan companies acquired the portfolio from HSBC Finance Corporation and its affiliates. New Residential invested approximately $250 million for 30% membership interests in each of the consumer loan companies. Of the remaining 70% of the membership interests, Springleaf Finance, Inc. (“Springleaf”), which is majority-owned by Fortress funds managed by our Manager, acquired 47%, and an affiliate of Blackstone Tactical Opportunities Advisors L.L.C. acquired 23%. Springleaf will act as the managing member of the consumer loan companies. The consumer loan companies financed $2.2 billion of the approximately $3.0 billion purchase price with asset-backed notes. The consumer loan companies were formed on March 19, 2013, for the purpose of making this investment and commenced operations upon the completion of the investment. After a servicing transition period, Springleaf will be the servicer of the loans and will provide all servicing and advancing functions for the portfolio.

From March 25, 2013 to April 2, 2013, Newcastle contributed to New Residential approximately $1.0 billion face amount of Agency RMBS. New Residential financed these Agency RMBS with approximately $1.0 billion of repurchase agreements. The counterparties of these repurchase agreements are Goldman Sachs & Co., Barclays Capital Inc., Citigroup Global Markets, Inc., Nomura Securities International, Inc. and Morgan Stanley & Co. LLC.

             Shares

New Residential Investment Corp.

COMMON STOCK

PRELIMINARY PROSPECTUS

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 31.	Other Expenses of Issuance and Distribution.

The following table shows the fees and expenses, other than underwriting discounts and commissions, to be paid by us in connection with the sale and distribution of the securities being registered hereby. All amounts except the SEC registration fee are estimated.

Securities and Exchange Commission registration fee		*
Financial Industry Regulatory Authority, Inc. filing fee		*
NYSE listing fee		*
Legal fees and expenses (including Blue Sky fees)		*
Accounting fees and expenses		*
Printing and engraving expenses		*
Transfer agent fees and expenses		*
Miscellaneous		*

Total	$		*

*	To be furnished by amendment.

Item 32.	Sales to Special Parties.

None.

Item 33.	Recent Sales of Unregistered Securities.

In connection with the distribution, each Newcastle option that was held as of the date of the distribution by our Manager or by the directors, officers, employees, service providers, consultants and advisors of our Manager, was converted into an adjusted Newcastle option and a new New Residential option. The exercise price of each adjusted Newcastle option and New Residential option was set to collectively maintain the intrinsic value of the Newcastle option immediately prior to the distribution and to maintain the ratio of the exercise price of the adjusted Newcastle option and the New Residential option, respectively, to the fair market value of the underlying shares as of the distribution, in each case based on the five day average closing price subsequent to the date of distribution. On May 15, 2013, we issued a total of 21,457,275 options. Such options were not being issued pursuant to our Nonqualified Stock Option and Incentive Award Plan and therefore did not reduce the number of shares of our common stock otherwise available for issuance under the plan. The expiration dates range from May 30, 2013 to February 15, 2023. The terms and conditions applicable to each option are substantially similar to the terms and conditions otherwise applicable to the underlying Newcastle option as of the date of distribution. The grant of these options is exempt from the registration requirements of the Securities Act of 1933, as amended, pursuant to Section 4(2) thereof.

Item 34.	Indemnification and Limitation of Liability of Directors and Officers.

Section 102 of the Delaware General Corporation Law, as amended, allows a corporation to eliminate the personal liability of a director of a corporation to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except where the director breached his duty of loyalty to the corporation or its stockholders, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock purchase or redemption in violation of Delaware corporate law or obtained an improper personal benefit.

Section 145 of the Delaware General Corporation Law provides, among other things, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the corporation’s request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with the action, suit or proceeding. The power to indemnify applies (i) if such person is successful on the merits or otherwise in defense of any action, suit or proceeding or (ii) if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The power to indemnify applies to actions brought by or in the right of the corporation as well, but only to the extent of defense expenses, (including attorneys’ fees but excluding amounts paid in settlement) actually and reasonably incurred by the indemnified person and not to any satisfaction of judgment or settlement of the claim itself, and with the further limitation that in such actions no indemnification shall be made in the event such person is adjudged liable to the corporation unless a court believes that in light of all the circumstances indemnification should apply.

Section 174 of the Delaware General Corporation Law provides, among other things, that a director who willfully and negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption may be held liable for such actions. A director who was either absent when the unlawful actions were approved or dissented at the time, may avoid liability by causing his dissent to such actions to be entered in the books containing the minutes of the meetings of the board of directors at the time the action occurred or immediately after the absent director receives notice of the unlawful acts.

Our certificate of incorporation provides that our directors shall not be personally liable to us and our stockholders for monetary damages for breach of certain fiduciary duties as a director, except for liability to the extent such director has committed willful misfeasance, bad faith, gross negligence or reckless disregard of such director’s duties involved in the conduct of the office of director.

Our bylaws and certificate of incorporation provide that we may indemnify any person who is or was a director, officer, employee or agent of us to the fullest extent permitted by Delaware law. The indemnification provisions contained in our bylaws and certificate of incorporation are not exclusive of any other rights to which a person may be entitled by law, agreement, vote of stockholders or disinterested directors or otherwise. In addition, we have entered into separate indemnification agreements with each of our directors and executive officers, which are broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements require us, among other things, to indemnify our directors and officers against liabilities that may arise by reason of their status or service as directors or officers, other than liabilities arising from willful misconduct.

Pursuant to the underwriting agreement to be entered into in connection with the offering of common stock pursuant to this registration statement, a substantially final form of which is filed as an exhibit to this registration statement, the underwriters will agree to indemnify our directors, officers and persons controlling us, within the meaning of the Securities Act, the Exchange Act or any U.S. federal or state statutory law or regulation or at common law or otherwise, against certain liabilities that might arise out of or are based upon certain information furnished to us by any such underwriter.

Item 35.	Treatment of Proceeds from Stock Being Registered.

None of the proceeds will be credited to an account other than the appropriate capital share account.

Item 36.	Financial Statements and Exhibits.

(a) Financial Statements. See page F-1 for an index of the financial statements that are being filed as part of this Registration Statement.

(b) Exhibits. The following is a complete list of exhibits filed as part of the registration statement, which are incorporated herein:

Exhibit Number	Exhibit Description

2.1	Separation and Distribution Agreement dated April 26, 2013, between New Residential Investment Corp. and Newcastle Investment Corp. (incorporated by reference to Amendment No. 6 of New Residential Investment Corp.’s Registration Statement on Form 10, filed April 29, 2013)

2.2	Purchase Agreement, among the Sellers listed therein, HSBC Finance Corporation and SpringCastle Acquisition LLC, dated March 5, 2013 (incorporated by reference to Newcastle Investment Corp.’s Current Report on Form 8-K, filed March 11, 2013)

3.1	Amended and Restated Certificate of Incorporation of New Residential Investment Corp. (incorporated by reference to New Residential Investment Corp.’s Current Report on Form 8-K, filed May 3, 2013)

3.2	Amended and Restated Bylaws of New Residential Investment Corp. (incorporated by reference to New Residential Investment Corp.’s Current Report on Form 8-K, filed May 15, 2013)

5.1	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP (including consent of such firm)†

8.1	Tax Opinion of Skadden, Arps, Slate, Meagher & Flom LLP (including consent of such firm)†

10.1	Management and Advisory Agreement between New Residential Investment Corp. and FIG LLC (incorporated by reference to New Residential Investment Corp.’s Current Report on Form 8-K, filed May 17, 2013)

10.2	Amended and Restated Management and Advisory Agreement between New Residential Investment Corp. and FIG LLC, dated August 1, 2013 (incorporated by reference to New Residential Investment Corp.’s Quarterly Report on Form 10-Q, filed August 8, 2013)

10.3	Form of Indemnification Agreement by and between New Residential Investment Corp. and its directors and officers (incorporated by reference to Amendment No. 3 of New Residential Investment Corp.’s Registration Statement on Form 10, filed March 27, 2013)

10.4	New Residential Investment Corp. Nonqualified Stock Option and Incentive Award Plan (incorporated by reference to New Residential Investment Corp.’s Current Report on Form 8-K, filed May 3, 2013)

10.5	Investment Guidelines (incorporated by reference to Amendment No. 4 of New Residential Investment Corp.’s Registration Statement on Form 10, filed April 9, 2013)

10.6	Excess Servicing Spread Sale and Assignment Agreement, by and between Nationstar Mortgage LLC and NIC MSR I LLC, dated December 8, 2011 (incorporated by reference to Newcastle Investment Corp.’s Annual Report on Form 10-K, filed March 15, 2012)

10.7	Excess Spread Refinanced Loan Replacement Agreement, by and between Nationstar Mortgage LLC and NIC MSR I LLC, dated December 8, 2011 (incorporated by reference to Newcastle Investment Corp.’s Annual Report on Form 10-K, filed March 15, 2012)

10.8	Future Spread Agreement for FHLMC Mortgage Loans, between Nationstar Mortgage LLC and NIC MSR IV LLC, dated May 13, 2012 (incorporated by reference to Newcastle Investment Corp.’s Current Report on Form 8-K, filed May 15, 2012)

Exhibit Number	Exhibit Description

10.9	Future Spread Agreement for FNMA Mortgage Loans, between Nationstar Mortgage LLC and NIC MSR V LLC, dated May 13, 2012 (incorporated by reference to Newcastle Investment Corp.’s Current Report on Form 8-K, filed May 15, 2012)

10.10	Future Spread Agreement for Non-Agency Mortgage Loans, between Nationstar Mortgage LLC and NIC MSR VI LLC, dated May 13, 2012 (incorporated by reference to Newcastle Investment Corp.’s Current Report on Form 8-K, filed May 15, 2012)

10.11	Future Spread Agreement for GNMA Mortgage Loans, between Nationstar Mortgage LLC and NIC MSR VII, LLC, dated May 13, 2012 (incorporated by reference to Newcastle Investment Corp.’s Current Report on Form 8-K, filed May 15, 2012)

10.12	Current Excess Servicing Spread Acquisition Agreement for FHLMC Mortgage Loans, between Nationstar Mortgage LLC and NIC MSR III LLC, dated May 31, 2012 (incorporated by reference to Newcastle Investment Corp.’s Current Report on Form 8-K, filed June 6, 2012)

10.13	Future Spread Agreement for FHLMC Mortgage Loans, between Nationstar Mortgage LLC and NIC MSR III LLC, dated May 31, 2012 (incorporated by reference to Newcastle Investment Corp.’s Current Report on Form 8-K, filed June 6, 2012)

10.14	Amended and Restated Current Excess Servicing Spread Acquisition Agreement for FNMA Mortgage Loans, between Nationstar Mortgage LLC and NIC MSR II LLC, dated June 7, 2012 (incorporated by reference to Newcastle Investment Corp.’s Current Report on Form 8-K, filed June 7, 2012)

10.15	Amended and Restated Future Spread Agreement for FNMA Mortgage Loans, between Nationstar Mortgage LLC and NIC MSR II LLC, dated June 7, 2012 (incorporated by reference to Newcastle Investment Corp.’s Current Report on Form 8-K, filed June 7, 2012)

10.16	Amended and Restated Current Excess Servicing Spread Acquisition Agreement for FHLMC Mortgage Loans, between Nationstar Mortgage LLC and NIC MSR II LLC, dated June 7, 2012 (incorporated by reference to Newcastle Investment Corp.’s Current Report on Form 8-K, filed June 7, 2012)

10.17	Amended and Restated Future Spread Agreement for FHLMC Mortgage Loans, between Nationstar Mortgage LLC and NIC MSR II LLC, dated June 7, 2012 (incorporated by reference to Newcastle Investment Corp.’s Current Report on Form 8-K, filed June 7, 2012)

10.18	Amended and Restated Current Excess Servicing Spread Acquisition Agreement for Non-Agency Mortgage Loans, between Nationstar Mortgage LLC and NIC MSR II LLC, dated June 7, 2012 (incorporated by reference to Newcastle Investment Corp.’s Current Report on Form 8-K, filed June 7, 2012)

10.19	Amended and Restated Future Spread Agreement for Non-Agency Mortgage Loans, between Nationstar Mortgage LLC and NIC MSR II LLC, dated June 7, 2012 (incorporated by reference to Newcastle Investment Corp.’s Current Report on Form 8-K, filed June 7, 2012)

10.20	Amended and Restated Current Excess Servicing Spread Acquisition Agreement for FNMA Mortgage Loans, between Nationstar Mortgage LLC and NIC MSR V LLC, dated June 28, 2012 (incorporated by reference to Newcastle Investment Corp.’s Current Report on Form 8-K, filed July 5, 2012)

10.21	Amended and Restated Current Excess Servicing Spread Acquisition Agreement for FHLMC Mortgage Loans, between Nationstar Mortgage LLC and NIC MSR IV LLC, dated June 28, 2012 (incorporated by reference to Newcastle Investment Corp.’s Current Report on Form 8-K, filed July 5, 2012)

Exhibit Number	Exhibit Description

10.22	Amended and Restated Current Excess Servicing Spread Acquisition Agreement for Non-Agency Mortgage Loans, between Nationstar Mortgage LLC and NIC MSR VI LLC, dated June 28, 2012 (incorporated by reference to Newcastle Investment Corp.’s Current Report on Form 8-K, filed July 5, 2012)

10.23	Amended and Restated Current Excess Servicing Spread Acquisition Agreement for GNMA Mortgage Loans, between Nationstar Mortgage LLC and NIC MSR VII LLC, dated June 28, 2012 (incorporated by reference to Newcastle Investment Corp.’s Current Report on Form 8-K, filed July 5, 2012)

10.24	Current Excess Servicing Spread Acquisition Agreement for GNMA Mortgage Loans, between Nationstar Mortgage LLC and MSR VIII LLC, dated December 31, 2012 (incorporated by reference to Newcastle Investment Corp.’s Annual Report on Form 10-K, filed February 28, 2013)

10.25	Future Spread Agreement for GNMA Mortgage Loans, between Nationstar Mortgage LLC and MSR VIII LLC, dated December 31, 2012 (incorporated by reference to Newcastle Investment Corp.’s Annual Report on Form 10-K, filed February 28, 2013)

10.26	Current Excess Servicing Spread Acquisition Agreement for FHLMC Mortgage Loans, between Nationstar Mortgage LLC and MSR IX LLC, dated January 6, 2013 (incorporated by reference to Newcastle Investment Corp.’s Annual Report on Form 10-K, filed February 28, 2013)

10.27	Future Spread Agreement for FHLMC Mortgage Loans, between Nationstar Mortgage LLC and MSR IX LLC, dated January 6, 2013 (incorporated by reference to Newcastle Investment Corp.’s Annual Report on Form 10-K, filed February 28, 2013)

10.28	Current Excess Servicing Spread Acquisition Agreement for FNMA Mortgage Loans, between Nationstar Mortgage LLC and MSR X LLC, dated January 6, 2013 (incorporated by reference to Newcastle Investment Corp.’s Annual Report on Form 10-K, filed February 28, 2013)

10.29	Future Spread Agreement for FNMA Mortgage Loans, between Nationstar Mortgage LLC and MSR X LLC, dated January 6, 2013 (incorporated by reference to Newcastle Investment Corp.’s Annual Report on Form 10-K, filed February 28, 2013)

10.30	Current Excess Servicing Spread Acquisition Agreement for GNMA Mortgage Loans, between Nationstar Mortgage LLC and MSR XI LLC, dated January 6, 2013 (incorporated by reference to Newcastle Investment Corp.’s Annual Report on Form 10-K, filed February 28, 2013)

10.31	Future Spread Agreement for GNMA Mortgage Loans, between Nationstar Mortgage LLC and MSR XI LLC, dated January 6, 2013 (incorporated by reference to Newcastle Investment Corp.’s Annual Report on Form 10-K, filed February 28, 2013)

10.32	Current Excess Servicing Spread Acquisition Agreement for Non-Agency Mortgage Loans, between Nationstar Mortgage LLC and MSR XII LLC, dated January 6, 2013, (incorporated by reference to Newcastle Investment Corp.’s Annual Report on Form 10-K, filed February 28, 2013)

10.33	Future Spread Agreement for Non-Agency Mortgage Loans, between Nationstar Mortgage LLC and MSR XII LLC, dated January 6, 2013 (incorporated by reference to Newcastle Investment Corp.’s Annual Report on Form 10-K, filed February 28, 2013)

10.34	Current Excess Servicing Spread Acquisition Agreement for Non-Agency Mortgage Loans, between Nationstar Mortgage LLC and MSR XIII LLC, dated January 6, 2013, (incorporated by reference to Newcastle Investment Corp.’s Annual Report on Form 10-K, filed February 28, 2013)

10.35	Future Spread Agreement for Non-Agency Mortgage Loans, between Nationstar Mortgage LLC and MSR XIII LLC, dated January 6, 2013 (incorporated by reference to Newcastle Investment Corp.’s Annual Report on Form 10-K, filed February 28, 2013)

Exhibit Number	Exhibit Description

10.36	Interim Servicing Agreement, among the Interim Servicers listed therein, HSBC Finance Corporation, as Interim Servicer Representative, HSBC Bank USA, National Association, SpringCastle America, LLC, SpringCastle Credit, LLC, SpringCastle Finance, LLC, Wilmington Trust, National Association, as Loan Trustee, and SpringCastle Finance LLC, as Owner Representative (incorporated by reference to Amendment No. 4 to New Residential Investment Corp.’s Registration Statement on Form 10, filed April 9, 2013)

10.37	Amended and Restated Limited Liability Company Agreement of SpringCastle Acquisition LLC, dated April 1, 2013*

21.1	List of Subsidiaries of New Residential Investment Corp. †

23.1	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibit 5.1) †

23.2	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibit 8.1) †

23.3	Consent of Ernst & Young LLP†

24.1	Powers of Attorney (included on signature page to this Registration Statement) †

101.INS	XBRL Instance Document †

101.SCH	XBRL Taxonomy Extension Schema Document †

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document †

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document †

101.LAB	XBRL Taxonomy Extension Label Linkbase Document †

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document †

*	filed herewith.
†	To be filed by amendment.

The following amended and restated limited liability company agreements of the Consumer Loan Companies are substantially identical in all material respects to the Limited Liability Company Agreement of SpringCastle Acquisition LLC that is filed as Exhibit 10.37 hereto and are being omitted in reliance on Instruction 2 to Item 601 of Regulation S-K:

•	Amended and Restated Limited Liability Company Agreement of SpringCastle America, LLC, dated as of April 1, 2013.

•	Amended and Restated Limited Liability Company Agreement of SpringCastle Credit, LLC, dated as of April 1, 2013.

•	Amended and Restated Limited Liability Company Agreement of SpringCastle Finance, LLC, dated as of April 1, 2013.

Item 37.	Undertakings.

(a) The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. If a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(c) The undersigned registrant hereby further undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4), or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-11 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on                  , 2013.

NEW RESIDENTIAL INVESTMENT CORP.

By:
Name:	Kenneth M. Riis
Title:	Chief Executive Officer and President

POWER OF ATTORNEY

Each person whose signature appears below hereby constitutes and appoints Kenneth M. Riis and Jonathan R. Brown and each of them, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this Registration Statement, and any additional related registration statement filed pursuant to Rule 462 under the Securities Act of 1933, as amended (including post-effective amendments to the registration statement and any such related registration statements), and to file the same, with all exhibits thereto, and any other documents in connection therewith, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the date indicated.

Signatures	Title	Date

By: Wesley R. Edens	Chairman of the Board	, 2013

By: Kevin J. Finnerty	Director	, 2013

By: Douglas L. Jacobs	Director	, 2013

By: David Saltzman	Director	, 2013

By: Alan L. Tyson	Director	, 2013

By: Kenneth M. Riis	Director, Chief Executive Officer and President	, 2013

By: Robert Williams	Chief Financial Officer and Treasurer	, 2013

By: Jonathan R. Brown	Chief Accounting Officer	, 2013

EXHIBIT INDEX

Exhibit Number	Exhibit Description

2.1	Separation and Distribution Agreement dated April 26, 2013, between New Residential Investment Corp. and Newcastle Investment Corp. (incorporated by reference to Amendment No. 6 of New Residential Investment Corp.’s Registration Statement on Form 10, filed April 29, 2013)

2.2	Purchase Agreement, among the Sellers listed therein, HSBC Finance Corporation and SpringCastle Acquisition LLC, dated March 5, 2013 (incorporated by reference to Newcastle Investment Corp.’s Current Report on Form 8-K, filed March 11, 2013)

3.1	Amended and Restated Certificate of Incorporation of New Residential Investment Corp. (incorporated by reference to New Residential Investment Corp.’s Current Report on Form 8-K, filed May 3, 2013)

3.2	Amended and Restated Bylaws of New Residential Investment Corp. (incorporated by reference to New Residential Investment Corp.’s Current Report on Form 8-K, filed May 15, 2013)

5.1	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP (including consent of such firm)†

8.1	Tax Opinion of Skadden, Arps, Slate, Meagher & Flom LLP (including consent of such firm)†

10.1	Management and Advisory Agreement between New Residential Investment Corp. and FIG LLC (incorporated by reference to New Residential Investment Corp.’s Current Report on Form 8-K, filed May 17, 2013)

10.2	Amended and Restated Management and Advisory Agreement between New Residential Investment Corp. and FIG LLC, dated August 1, 2013 (incorporated by reference to New Residential Investment Corp.’s Quarterly Report on Form 10-Q, filed August 8, 2013)

10.3	Form of Indemnification Agreement by and between New Residential Investment Corp. and its directors and officers (incorporated by reference to Amendment No. 3 of New Residential Investment Corp.’s Registration Statement on Form 10, filed March 27, 2013)

10.4	New Residential Investment Corp. Nonqualified Stock Option and Incentive Award Plan (incorporated by reference to New Residential Investment Corp.’s Current Report on Form 8-K, filed May 3, 2013)

10.5	Investment Guidelines (incorporated by reference to Amendment No. 4 of New Residential Investment Corp.’s Registration Statement on Form 10, filed April 9, 2013)

10.6	Excess Servicing Spread Sale and Assignment Agreement, by and between Nationstar Mortgage LLC and NIC MSR I LLC, dated December 8, 2011 (incorporated by reference to Newcastle Investment Corp.’s Annual Report on Form 10-K, filed March 15, 2012)

10.7	Excess Spread Refinanced Loan Replacement Agreement, by and between Nationstar Mortgage LLC and NIC MSR I LLC, dated December 8, 2011 (incorporated by reference to Newcastle Investment Corp.’s Annual Report on Form 10-K, filed March 15, 2012)

10.8	Future Spread Agreement for FHLMC Mortgage Loans, between Nationstar Mortgage LLC and NIC MSR IV LLC, dated May 13, 2012 (incorporated by reference to Newcastle Investment Corp.’s Current Report on Form 8-K, filed May 15, 2012)

10.9	Future Spread Agreement for FNMA Mortgage Loans, between Nationstar Mortgage LLC and NIC MSR V LLC, dated May 13, 2012 (incorporated by reference to Newcastle Investment Corp.’s Current Report on Form 8-K, filed May 15, 2012)

10.10	Future Spread Agreement for Non-Agency Mortgage Loans, between Nationstar Mortgage LLC and NIC MSR VI LLC, dated May 13, 2012 (incorporated by reference to Newcastle Investment Corp.’s Current Report on Form 8-K, filed May 15, 2012)

Exhibit Number	Exhibit Description

10.11	Future Spread Agreement for GNMA Mortgage Loans, between Nationstar Mortgage LLC and NIC MSR VII, LLC, dated May 13, 2012 (incorporated by reference to Newcastle Investment Corp.’s Current Report on Form 8-K, filed May 15, 2012)

10.12	Current Excess Servicing Spread Acquisition Agreement for FHLMC Mortgage Loans, between Nationstar Mortgage LLC and NIC MSR III LLC, dated May 31, 2012 (incorporated by reference to Newcastle Investment Corp.’s Current Report on Form 8-K, filed June 6, 2012)

10.13	Future Spread Agreement for FHLMC Mortgage Loans, between Nationstar Mortgage LLC and NIC MSR III LLC, dated May 31, 2012 (incorporated by reference to Newcastle Investment Corp.’s Current Report on Form 8-K, filed June 6, 2012)

10.14	Amended and Restated Current Excess Servicing Spread Acquisition Agreement for FNMA Mortgage Loans, between Nationstar Mortgage LLC and NIC MSR II LLC, dated June 7, 2012 (incorporated by reference to Newcastle Investment Corp.’s Current Report on Form 8-K, filed June 7, 2012)

10.15	Amended and Restated Future Spread Agreement for FNMA Mortgage Loans, between Nationstar Mortgage LLC and NIC MSR II LLC, dated June 7, 2012 (incorporated by reference to Newcastle Investment Corp.’s Current Report on Form 8-K, filed June 7, 2012)

10.16	Amended and Restated Current Excess Servicing Spread Acquisition Agreement for FHLMC Mortgage Loans, between Nationstar Mortgage LLC and NIC MSR II LLC, dated June 7, 2012 (incorporated by reference to Newcastle Investment Corp.’s Current Report on Form 8-K, filed June 7, 2012)

10.17	Amended and Restated Future Spread Agreement for FHLMC Mortgage Loans, between Nationstar Mortgage LLC and NIC MSR II LLC, dated June 7, 2012 (incorporated by reference to Newcastle Investment Corp.’s Current Report on Form 8-K, filed June 7, 2012)

10.18	Amended and Restated Current Excess Servicing Spread Acquisition Agreement for Non-Agency Mortgage Loans, between Nationstar Mortgage LLC and NIC MSR II LLC, dated June 7, 2012 (incorporated by reference to Newcastle Investment Corp.’s Current Report on Form 8-K, filed June 7, 2012)

10.19	Amended and Restated Future Spread Agreement for Non-Agency Mortgage Loans, between Nationstar Mortgage LLC and NIC MSR II LLC, dated June 7, 2012 (incorporated by reference to Newcastle Investment Corp.’s Current Report on Form 8-K, filed June 7, 2012)

10.20	Amended and Restated Current Excess Servicing Spread Acquisition Agreement for FNMA Mortgage Loans, between Nationstar Mortgage LLC and NIC MSR V LLC, dated June 28, 2012 (incorporated by reference to Newcastle Investment Corp.’s Current Report on Form 8-K, filed July 5, 2012)

10.21	Amended and Restated Current Excess Servicing Spread Acquisition Agreement for FHLMC Mortgage Loans, between Nationstar Mortgage LLC and NIC MSR IV LLC, dated June 28, 2012 (incorporated by reference to Newcastle Investment Corp.’s Current Report on Form 8-K, filed July 5, 2012)

10.22	Amended and Restated Current Excess Servicing Spread Acquisition Agreement for Non-Agency Mortgage Loans, between Nationstar Mortgage LLC and NIC MSR VI LLC, dated June 28, 2012 (incorporated by reference to Newcastle Investment Corp.’s Current Report on Form 8-K, filed July 5, 2012)

10.23	Amended and Restated Current Excess Servicing Spread Acquisition Agreement for GNMA Mortgage Loans, between Nationstar Mortgage LLC and NIC MSR VII LLC, dated June 28, 2012 (incorporated by reference to Newcastle Investment Corp.’s Current Report on Form 8-K, filed July 5, 2012)

Exhibit Number	Exhibit Description

10.24	Current Excess Servicing Spread Acquisition Agreement for GNMA Mortgage Loans, between Nationstar Mortgage LLC and MSR VIII LLC, dated December 31, 2012 (incorporated by reference to Newcastle Investment Corp.’s Annual Report on Form 10-K, filed February 28, 2013)

10.25	Future Spread Agreement for GNMA Mortgage Loans, between Nationstar Mortgage LLC and MSR VIII LLC, dated December 31, 2012 (incorporated by reference to Newcastle Investment Corp.’s Annual Report on Form 10-K, filed February 28, 2013)

10.26	Current Excess Servicing Spread Acquisition Agreement for FHLMC Mortgage Loans, between Nationstar Mortgage LLC and MSR IX LLC, dated January 6, 2013 (incorporated by reference to Newcastle Investment Corp.’s Annual Report on Form 10-K, filed February 28, 2013)

10.27	Future Spread Agreement for FHLMC Mortgage Loans, between Nationstar Mortgage LLC and MSR IX LLC, dated January 6, 2013 (incorporated by reference to Newcastle Investment Corp.’s Annual Report on Form 10-K, filed February 28, 2013)

10.28	Current Excess Servicing Spread Acquisition Agreement for FNMA Mortgage Loans, between Nationstar Mortgage LLC and MSR X LLC, dated January 6, 2013 (incorporated by reference to Newcastle Investment Corp.’s Annual Report on Form 10-K, filed February 28, 2013)

10.29	Future Spread Agreement for FNMA Mortgage Loans, between Nationstar Mortgage LLC and MSR X LLC, dated January 6, 2013 (incorporated by reference to Newcastle Investment Corp.’s Annual Report on Form 10-K, filed February 28, 2013)

10.30	Current Excess Servicing Spread Acquisition Agreement for GNMA Mortgage Loans, between Nationstar Mortgage LLC and MSR XI LLC, dated January 6, 2013 (incorporated by reference to Newcastle Investment Corp.’s Annual Report on Form 10-K, filed February 28, 2013)

10.31	Future Spread Agreement for GNMA Mortgage Loans, between Nationstar Mortgage LLC and MSR XI LLC, dated January 6, 2013 (incorporated by reference to Newcastle Investment Corp.’s Annual Report on Form 10-K, filed February 28, 2013)

10.32	Current Excess Servicing Spread Acquisition Agreement for Non-Agency Mortgage Loans, between Nationstar Mortgage LLC and MSR XII LLC, dated January 6, 2013, (incorporated by reference to Newcastle Investment Corp.’s Annual Report on Form 10-K, filed February 28, 2013)

10.33	Future Spread Agreement for Non-Agency Mortgage Loans, between Nationstar Mortgage LLC and MSR XII LLC, dated January 6, 2013 (incorporated by reference to Newcastle Investment Corp.’s Annual Report on Form 10-K, filed February 28, 2013)

10.34	Current Excess Servicing Spread Acquisition Agreement for Non-Agency Mortgage Loans, between Nationstar Mortgage LLC and MSR XIII LLC, dated January 6, 2013, (incorporated by reference to Newcastle Investment Corp.’s Annual Report on Form 10-K, filed February 28, 2013)

10.35	Future Spread Agreement for Non-Agency Mortgage Loans, between Nationstar Mortgage LLC and MSR XIII LLC, dated January 6, 2013 (incorporated by reference to Newcastle Investment Corp.’s Annual Report on Form 10-K, filed February 28, 2013)

10.36	Interim Servicing Agreement, among the Interim Servicers listed therein, HSBC Finance Corporation, as Interim Servicer Representative, HSBC Bank USA, National Association, SpringCastle America, LLC, SpringCastle Credit, LLC, SpringCastle Finance, LLC, Wilmington Trust, National Association, as Loan Trustee, and SpringCastle Finance LLC, as Owner Representative (incorporated by reference to Amendment No. 4 to New Residential Investment Corp.’s Registration Statement on Form 10, filed April 9, 2013)

10.37	Amended and Restated Limited Liability Company Agreement of SpringCastle Acquisition LLC, dated April 1, 2013*

21.1	List of Subsidiaries of New Residential Investment Corp. †

Exhibit Number	Exhibit Description

23.1	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibit 5.1) †

23.2	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibit 8.1) †

23.3	Consent of Ernst & Young LLP†

24.1	Powers of Attorney (included on signature page to this Registration Statement) †

101.INS	XBRL Instance Document †

101.SCH	XBRL Taxonomy Extension Schema Document †

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document †

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document †

101.LAB	XBRL Taxonomy Extension Label Linkbase Document †

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document †

*	Filed herewith.
†	To be filed by amendment.

The following amended and restated limited liability company agreements of the Consumer Loan Companies are substantially identical in all material respects to the Limited Liability Company Agreement of SpringCastle Acquisition LLC that is filed as Exhibit 10.37 hereto and are being omitted in reliance on Instruction 2 to Item 601 of Regulation S-K:

•	Amended and Restated Limited Liability Company Agreement of SpringCastle America, LLC, dated as of April 1, 2013.

•	Amended and Restated Limited Liability Company Agreement of SpringCastle Credit, LLC, dated as of April 1, 2013.

•	Amended and Restated Limited Liability Company Agreement of SpringCastle Finance, LLC, dated as of April 1, 2013.